Exhibit D
THE REPUBLIC OF TURKEY
     This description of the Republic of Turkey is dated as of September 29, 2006 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2005.

RECENT DEVELOPMENTS
GENERAL
     On January 23, 2006 Standard & Poor’s outlook for its BB- rating for Turkey was revised from stable to positive. On June 27, 2006, Standard and Poor’s revised Turkey’s outlook for its BB- rating from positive to stable. Moody’s outlook for its B1 rating for Turkey was upgraded from stable to positive on February 11, 2005. On December 14, 2005, Moody’s again upgraded Turkey’s rating from B1 (positive outlook) to Ba3 (stable outlook).
     On January 31, 2004, the Law on the Currency Unit of The Republic (Law No. 5083) was published in the Official Gazette. In accordance with Law No. 5083 (No. 25363), a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years. The Council of Ministers will determine a future date when the word “new” will be eliminated from the name “New Turkish Lira” and the currency of Turkey will again be called Turkish Lira. The Central Bank has been implementing a floating exchange rate regime since February 2001. Please see “Key Economic Indicators,” below, for recent exchange rates.
     A new Municipalities Law (Law No. 5393) was approved by the Assembly on July 3, 2005, and the law was published in the Official Gazette on July 13, 2005 (No. 25874). The Municipalities Law is intended to reorganize the structure, duties and responsibilities of municipalities.
     On September 26, 2004, the Assembly passed the new Turkish Penal Code which is intended to bring the Turkish penal code in line with EU standards. On October 12, 2004, the new Penal Code (Law No. 5237) was published in the Official Gazette, and, on December 17, 2004, the new Code of Penal Procedure (Law No. 5271) was published in the Official Gazette. The new Penal Code has been in effect since June 1, 2005. On June 29, 2005, the Turkish Penal Code was amended by the Assembly with the Law No. 5377. Such amendment has been published in the Official Gazette dated July 8, 2005 (No. 25869).
     On December 1, 2004, Turkey announced its Pre-Accession Economic Program for the 2005- 2007 period. The goals of the program are, among other things, to sustain Turkey’s current growth performance, maintain Turkey’s single digit inflation and further reduce interest rates, further decrease the ratio of net public debt to GNP and bring the budget into balance by the end of the program.
     On December 29, 2004, a Government decree regarding the reduction of value added taxes (“VAT”) was published in the Official Gazette (No. 25685). In accordance with the decree, the VAT collected from food, education and health products was reduced to 8% from 18% beginning on January 1, 2005. Furthermore, on March 8, 2006, another Government decree regarding the reduction of the VAT collected from textile products to 8% from 18% was published in the Official Gazette (No. 26102), which became effective on March 9, 2006.
     On December 30, 2004, the Assembly passed a new law (Law No. 5281) regarding the reduction of income taxes and the simplification of taxation practices on financial instruments. In accordance with Law No. 5281, the upper limit of income taxes was reduced by 5% to 40% beginning in 2005, the tax exemption on financial instruments was eliminated and a new tax on financial market instruments was introduced. On December 31, 2004, Law No. 5281 was published in the official Gazette. However, on June 22, 2006, the Government announced its intention to introduce a new tax exemption on financial instruments for non-resident investors. The new law (Law No. 5527) was approved by the Assembly on June 27, 2006 and published in the

Official Gazette on July 7, 2006 (No. 26221). With the Law No. 5527, the withholding tax on earnings derived from financial instruments by non-residents will be reduced to zero and non-residents will not be responsible for any declaration. The withholding tax for domestic investors will be reduced to 10% from 15% for earnings derived from domestic government debt securities, and private sector debt securities and for capital gains derived from the purchase and sale of equities. There is no change on the 15% withholding tax implementation on deposits and repurchase transactions. However, on August 2, 2006, it was announced that Republican People’s Party (‘CHP’) applied to the Constitutional Court for the cancellation of Law No. 5527. On March 30, 2006, the Assembly passed another law (Law No. 5479) regarding the reduction of income taxes and the simplification of income taxation practices. With Law No. 5479, the upper limit of income taxes was reduced by 5% to 35%, the number of income tax brackets was reduced to 4 from 5 and the tax exemptions of various investments were eliminated. Law No. 5479 was published in the Official Gazette on April 8, 2006 (No. 26133), and the income tax reductions and the elimination of the tax exemptions were effective as of January 1, 2006. On June 13, 2006, the Assembly approved the new Corporate Tax Law (Law No. 5520). In accordance with the Law No. 5520, the corporate income tax rate was reduced to 20% from 30% effective from January 1, 2006. Law No. 5520 was published in the Official Gazette on June 21, 2006 (No. 26205).
     Until 2005, the Consumer Price Index (“CPI”) and Wholesale Price Index (“WPI”) had been calculated based on the relative increase or decrease in prices since 1997. In January 2005, the State Institute of Statistics introduced the Producer Price Index (“PPI”) to replace WPI, revised the components of CPI and changed the base year to 2003. While WPI had provided a public/private sector breakdown, PPI is to be calculated for overall sectors, without a breakdown for public/private sector. In addition, new indicators for core inflation, which was previously defined as inflation in the private manufacturing industry, were introduced by the State Institute of Statistics. The new indicators are variations of CPI that exclude certain components (such as CPI excluding seasonal products, CPI excluding raw food products and CPI excluding energy).
     On April 18, 2006, Durmus Yilmaz became the new governor of Turkey’s Central Bank. Mr. Yilmaz was educated at the City University of London and has been with the Central Bank since 1980. He was appointed after the President of Turkey vetoed the Turkish Government’s first choice, Adnan Buyukdeniz, the chief executive of AlBaraka Turk, an interest-free financial institution.
     On May 5, 2005 the Assembly adopted Law No. 5345 establishing the Revenue Administration under the Ministry of Finance as a semi-autonomous entity, structured along functional lines and with the local tax offices directly under its control. Responsibility for tax policy is retained by the Ministry of Finance, allowing the Revenue Administration to focus on tax administration. On May 16, 2005, Law No. 5345 was published in the Official Gazette (No. 25817).
     On June 1, 2005, the Law Regarding Amendments to the Execution and Bankruptcy Act (Law No. 5358) was published in the Official Gazette (No. 25832).
     The Assembly approved the Social Security Institutions Law (Law No. 5487) on April 13, 2006. The Social Security Institutions Law establishes, organizes and defines the duties of a new Social Security Institution that replaces the former system that split duties among three separate institutions. President Sezer partially vetoed Law No. 5487 and it was sent back to the Assembly for revision. On May 4, 2006, the Social Security Institutions Law was revised and approved by a parliamentary commission and sent to the Assembly for discussion. On May 16, 2006, the Assembly approved the revised Social Security Law (Law No. 5502) and sent it back to President Sezer for approval. On May 20, 2006, Law No. 5502 was published in the Official Gazette (No. 26173).

     The Assembly approved The Social Insurance and General Health Insurance Law (Law No. 5489) on April 19, 2006. The Social Insurance and General Health Insurance Law is a pension reform law that brings gradual parametric changes to the pension system and also introduces universal health insurance. On May 10, 2006, President Sezer vetoed Law No. 5489. The Assembly approved the new Social Insurance and General Health Insurance Law (Law No. 5510) on May 31, 2006. Law No. 5510 was approved by President Sezer and the law was published in the Official Gazette on June 16, 2006 (No. 26200). However, President Sezer announced that he will apply to the Constitutional Court for the cancellation of some of the articles of Law No. 5510.
     Since the European Council in December 2004 and the start of the accession negotiations in October 2005 Turkey has realized further reforms and continued harmonization efforts in the fields of gender equality, public administration and the enforcement of human rights. To this end, the 9th reform package was introduced on April 12, 2006. The draft legislation and international conventions included in the package will enable significant progress in the fields of transparency, ethics and civil-military relations. Within this framework, the UN Convention on the Fight Against Corruption as well as the Protocol No. 14 to the Convention for the Protection of Human Rights and Fundamental Freedoms, and the Law Amending the Law on the Establishment and Legal Procedures of Military Courts have already been adopted. The 9th reform package also contains some new administrative measures in an aim to further advance the reform process.
     The Law on Establishment of Investment Support and Promotion Agency of Turkey (Law No. 5523) was published in the Official Gazette on July 4, 2006. Under the office of the Prime Minister, the Agency will have administrative and financial autonomy to sustain operational flexibility and provide information and guidance for investors throughout every step of the investment process. The law on establishment of development agencies regulating the formation of the Investment Support Offices which will assist investors in obtaining necessary permissions and provide coordination in legal procedures, has entered into force in February 2006.
     The Draft Law regarding the Housing Finance System (the “Draft Housing Finance Law”) prepared by the Capital Markets Board of Turkey is under consideration. The Draft Housing Finance Law aims to improve infrastructure in order to promote primary mortgage and housing finance market and establish a secondary mortgage market to provide alternative funding mechanisms to the primary lenders. By the Draft Housing Finance Law, Execution and Bankruptcy Act (Law No. 2004), Capital Markets Law (Law No. 2499), Consumer Protection Law (Law No. 4077), Law on Public Finance and Debt Management (Law No. 4749) and various tax laws are expected to be amended.
     At the end of December 2005, a bird flu outbreak began in eastern Turkey and rapidly spread westward, affecting more than one-third of Turkey’s 81 provinces. As of August 21, 2006, at least 21 people have tested positive for the deadly H5N1 strain of the bird flu virus (12 of which have been confirmed by the World Health Organization), including 4 children who have died from the disease.
     The Government has taken necessary actions, including the culling of poultry kept at small farms and by villagers, in an attempt to contain the outbreak and prevent the spread of the bird flu virus from suspected areas. The culling has not been extended to commercial poultry farms since there have been no cases of bird flu among poultry at such farms. The Government has launched an educational campaign urging people to avoid contact with domestic or wild birds and established a Bird Flu Coordination Centre, co-headed by the undersecretaries of the health and agriculture ministries, as part of Turkey’s efforts to deal with the outbreak. The Republic expects that these efforts will help reduce the number of new human cases of bird flu.
     While Turkey’s agriculture and tourism industries are likely to be negatively affected by the bird flu outbreak, the magnitude of this impact on these industries or on the Turkish economy in general is difficult to determine at this stage.
     So far as the Republic is aware, the bird flu virus in Turkey has to date been transmitted only from affected birds to humans and there have been no cases of human-to-human transmission of the disease. If the H5N1 strain of the bird flu virus subsequently develops the ability to be transmitted from human to human, the negative impact of any outbreak of such type of bird flu in Turkey on its economy and population could well be much more severe.
     On January 20, 2006, the Government unveiled a financial aid package for the companies operating in the poultry sector which includes compensation for the culled poultry, postponement of tax and social security payments for a six-month period without interest charges and postponement of debt payments by the companies to Ziraat Bankasi and to agricultural cooperatives for one year. The total cost of this financial aid package is estimated to be approximately YTL53.2 million.
POLITICAL CONDITIONS
The following table sets forth the composition of the Assembly by total number of seats as of September 27, 2006:

Political Party	Number of Seats
Justice and Development Party (AKP)	356
Republican People’s Party (CHP)	154
Motherland Party (ANAP)	21
Social Democrat People’s Party (SHP)	1
True Path Party (DYP)	4
People’s Ascent Party (HYP)	1
Independents (no party affiliation)	9
KEY ECONOMIC INDICATORS
•	GNP grew by an estimated 7.5%, 4.7%, 8.0% and 10.2% in the first, second, third and fourth quarters of 2005, respectively, compared to the corresponding periods in 2004. In 2005, GNP totaled YTL486,4 billion, which represents a real increase of 7.6% as compared to 2004. In the first quarter of 2006, GNP grew by an estimated 6.4%, compared to the same period of 2005 and in the second quarter of 2006, GNP grew by an estimated 8.5%, compared to the same period of 2005. The GNP grew by an estimated 7.5% in the first half of 2006, compared to the same period in 2005.

•	For the month of August 2006, CPI decreased by 0.44% and PPI increased by 0.75%.

•	Turkey’s PPI and CPI for the December 2005 — August 2006 period was 11.80% and 5.30%, respectively. The official CPI year-end target for 2006 is 5%. Uncertainty about oil prices is one of the leading risks to attainability of the inflation target in 2006. In the first six months of the year, oil prices continued to rise and have reached quite high levels. The negative impact of oil prices on annual inflation became one of the factors that caused inflation to increase in the first quarter of 2006. The unfavorable impact of the rise in oil prices has been a relative price change and has thus far not led to a change in price setting behavior in sectors that do not use petroleum products as a direct input. In other words, the secondary effects have thus far remained limited. The Central Bank would expect to respond with adjustments in monetary policy if the secondary effects become more evident.

•	On September 27, 2006, the Central Bank foreign exchange buying rate for U.S. dollars was YTL1.4872 per U.S. dollar, compared to an exchange buying rate of YTL1.3376 per U.S. dollar on September 27, 2005.

•	On September 11, 2006, the Government offered an interest rate of 21.81% for 182-day Treasury Bill, compared to an interest rate of 14.20% for 91-day Treasury Bill on September 13, 2005.

•	The industrial production index rose by 9.5% in July 2006, compared to a decrease of 1.4% in July 2005. The industrial production index rose by approximately 3.5% in the first quarter of 2006 and rose by approximately 9.4% in the second quarter of 2006.

•	Beginning in January 2005, the State Institute of Statistics has published a household labor force figure each month based on the average of three months (i.e., the January 2006 figure covers the December 2005 – February 2006 period). The unemployment rate was 11.8% for January 2006, 11.9% for February 2006, 10.9% for March 2006, 9.9% for April 2006, 8.8% for May 2006 and 8.8 for June 2006. The total unemployment was estimated to be 2,799,000 in January 2006, 2,796,000 in February 2006, 2,611,000 in March 2006, 2,436,000 in April 2006, 2,215,000 in May 2006 and 2,245,000 in June 2006.

•	Negotiations between the Government and the public sector workers’ union regarding wage increases for public sector workers were completed on July 5, 2005. It was announced that the wages of public sector workers would be increased by 10% for the year 2006 and by 3% for each six-month period in 2007. On August 30, 2005, it was announced that the salaries of civil servants would be increased by 2.5% for each six-month period in 2006. On December 21, 2005, it was announced that the minimum wage would be increased by 8.65% in 2006. On September 25, 2006, it was announced that the salaries of low-income civil servants would be increased by 4% for each six-month period in 2007 and the salaries of the remaining civil servants would be increased by 3% for each six-month period in 2007.

•	On December 5, 2005, the Central Bank announced its framework for inflation targeting and the monetary policy details for the year 2006. It announced that the inflation target would be a ‘point target’ based on CPI with a band of 2% in either direction. The point target rates are 5% for the year 2006 and 4% for the years 2007 and 2008, respectively. The Monetary Policy Committee (“MPC”) will meet during the third or fourth week of each month and the interest rate decision will be made publicly available the same day as the MPC meeting. The Central Bank also began publishing a quarterly inflation report in the last week of January 2006.

•	In its regular meeting, held on September 26, 2006, the MPC decided to keep short-term interest rates (policy rates) unchanged at 17.50% at the CBRT Interbank Money Market and the Istanbul Stock Exchange Repo-Reverse Repo Market. As of September 26, 2006, CBRT overnight borrowing interest rate was 17.50%, and the CBRT overnight lending interest rate was 22.50%. In its previous meeting, held on August 24, 2006, MPC decided to keep policy interest rates unchanged at 17.50%.
TOURISM
•	From January to July 2006, net tourism revenues decreased by approximately 1.5% to approximately $6,584 million from approximately $6,684 million during the same period in 2005.

•	From January to August 2006, the number of foreign visitors visiting Turkey decreased by approximately 4.9% to approximately 13,891,597 foreign visitors from approximately 14,599,968 foreign visitors during the same period in 2005. While the specific causes of the reduction in number of foreign visitors are not known, Turkey’s tourism sector may have been negatively affected by the bird flu outbreak, as well as conflicts in neighboring countries. However, the magnitude of these effects, if any, is difficult to determine and is expected to be transitory. The Republic does not believe that any conflicts with elements of the Kurdish population have had an effect on tourism.
FOREIGN TRADE AND BALANCE OF PAYMENTS
     Between January and July 2006, the trade deficit increased by approximately 33.3% to approximately $23.8 billion, as compared to approximately $17.8 billion in the same period of 2005. The reason behind the increase in the trade deficit between January and July 2006 was the 19.7% increase in total goods imported (to approximately $72.8 billion), as compared with approximately $60.8 billion during the same period of 2005. The increase in imports was primarily driven by the demand for capital goods (increased by approximately 12.1% over the same period of 2005), intermediate goods (increased by approximately 18.9% over 2005) and consumption goods (increased by approximately 30.6% over 2005). During the period of January-July 2006, the current account deficit increased by approximately 45.1% over the same period in 2005, from approximately $14.3 billion to approximately $20.8 billion.
     As of September 1, 2006, total gross international reserves were approximately $87.9 billion (compared to $75.1 billion as of December 30, 2005), commercial bank and participation bank reserves were approximately $28.5 billion (compared to $22.6 billion as of December 30, 2005) and gold reserves were approximately $2.3 billion (compared to $1.9 billion as of December 30, 2005). As of September 15, 2006, Central Bank reserves were approximately $56.8 billion, compared to approximately $50.5 billion as of December 30, 2005.
     As of September 26, 2006, the Central Bank held approximately YTL2,747 million in public sector deposits.
PUBLIC FINANCE AND BUDGET

•	From January to August 2006, central government budget expenditures were approximately YTL115,048 million and central government budget revenues were approximately YTL115,522 million, compared to a central government budget expenditure of approximately YTL95,506 million and a consolidated budget revenue of YTL85,253 million during the same period in 2005.

•	From January to August 2006, the central government budget surplus was approximately YTL474 million, compared to a consolidated budget deficit of YTL6,755 million during the same period in 2005.

•	From January to August 2006, the central government budget primary surplus reached approximately YTL34,609 million, compared to a consolidated budget primary surplus of YTL25,605 million during the same period in 2005.

•	On October 17, 2005, the Council of Ministers submitted the draft of the first multi-annual budget for the 2006-2008 period to the Assembly. The draft budget includes 5% targets for the CPI and PPI rates and a 6.5% target for the primary surplus/GNP ratio for the public sector at the end of 2006. The Assembly passed the 2006 budget on December 27, 2005, and the Budget Law (Law No. 5437) was published in the Official Gazette on December 31, 2005.

•	On January 6, 2006, Turkey announced its 2006 financing program. According to the 2006 financing program, Turkey expects to repay a total of approximately YTL168,400 million of debt in 2006, of which approximately YTL144,500 million constitutes domestic debt and approximately YTL23,800 million constitutes external debt service. The total borrowing target for Turkey in 2006 is approximately YTL128,100 million, of which approximately YTL111,400 million would consist of domestic borrowing and approximately YTL16,700 million would consist of external borrowing. Of the YTL16,700 million of external borrowing expected in 2006, YTL7,500 million is expected to be raised through bond issuances, YTL6,800 million from international financial institutions and YTL2,500 million through project financing. Other sources of funds in 2006 are expected to consist of primary surplus (which is targeted to yield YTL30,200 million on cash basis), privatization revenues (which is targeted to yield YTL7,000 million) and collections from guaranteed receivables (which is targeted to yield YTL3,100 million).
PRIVATIZATION
     The Government’s plans for privatization include, among others, Turk Telekom, Petkim (a petrochemicals company), Tupras (a petroleum refining company), Turkish Airlines, Tekel (tobacco unit), certain sugar factories, the Istanbul Stock Exchange, the Istanbul Gold Exchange and the National Lottery Organization, as well as the transfer of operational rights on certain highways, ports and Bosphorus bridges and the privatization of Halk Bank and Ziraat Bank and certain hotels and energy generation and distribution companies. Although the Government’s target for privatization revenues in 2003 was $4 billion, revenues from privatizations for the year 2003 were approximately $171.6 million. Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were approximately YTL3,551 million in 2005 and approximately YTL8,490.1 million as of end August 2006.
     The advisor for the privatization of Turk Telecom was selected in August 2002. Two separate decrees for the privatization of Turk Telecom were approved by the Council of Ministers on May 9, 2003 and were submitted to President Sezer for his review. On November 13, 2003, the Council of Ministers passed a decree relating to the sale of Turk Telecom, which stated that a minimum of 51% of the shares of Turk Telecom will be offered as a block sale of shares, while the remaining shares could be privatized through various other privatization methods including a public offering. On June 16, 2004, the Assembly enacted a law permitting the sale of a majority of the shares of Turk Telecom to be sold to foreign investors. The formal tender process for the block sale of 55% of Turk Telecom commenced with the tender announcement on November 25, 2004. On July 1, 2005, Oger Telecoms Joint Venture Group submitted the highest bid for 55% of the shares of Turk Telecom in the amount of $6.55 billion. The results of the tender were approved by the Council of Ministers and were published in the Official Gazette on August 2, 2005 (No. 25804). The Turk Telecom privatization was completed when the share transfer agreement was signed on November 14, 2005.
     An announcement for the block sale of 65.76% of the public shares of Tupras was made on June 7, 2003. Final negotiations were held in January 2004. The tender was won by Efremov Kautschuk GmbH, which submitted the highest bid, for approximately $1.3 billion. On June 3, 2004, the Ankara Administrative Court cancelled the decision of the tender commission to privatize 65.76% of public shares in Tupras and, on November 26, 2004, the Council of State approved the Ankara Administrative Court ruling. On March 4, 2005, the Privatization Administration completed the block sale of 14.76% of the shares of Tupras to foreign investors. However, on May 23, 2006, an Administrative Court suspended the block sale of 14.76% shares of Tupras on the Istanbul Stock Exchange. On April 29, 2005, the Privatization Administration announced a tender for the block sale of an additional 51% of Tupras shares. On September 12, 2005, it was announced that a consortium led by Turkish conglomerate Koç Holding made the highest bid, which totaled $4.14 billion. The Koç Holding bid was approved by the Privatization High Council on November 7, 2005 and the share transfer agreement was signed on January 26, 2006. However, on February 2, 2006, the Council of State suspended the sale of Tupras to Koç Holding, and on May 8, 2006, it was announced that the Council of State rejected the demand to cancel the sale of Tupras.
     The Privatization Administration announced the tender for the privatization of the tobacco unit of Tekel on December 13, 2004. The original bidding deadline for the tender was postponed from February 18, 2005 to March 4, 2005 and, subsequently, to April 8, 2005. On April 8, 2005, the privatization of the tobacco unit of Tekel was cancelled because no offer was received.
     On May 18, 2005, the Privatization Administration made a tender offer announcement for the sale of two of Tekel’s buildings (twin towers) in Ankara. The Union of Chambers and Commodity Exchanges in Turkey

(TOBB) won the tender in July 2005 by submitting the highest bid in the amount of $100 million. The sale of Tekel’s twin towers was completed on January 31, 2006.
     The Privatization Administration announced a tender for the privatization of motor vehicles inspection stations on September 23, 2004. The highest bid in the amount of $613.5 million was submitted by AKFEN-Dogus-Tuvsud OGG. The bid was approved by the Privatization High Council, but the Council of State halted implementation of the Competition Board’s verdict on November 9, 2005.
     On May 24, 2005, the Privatization Administration announced the tender for the block sale of 46.12% of the shares of ERDEMIR (Eregli Demir ve Celik Fabrikalari A.S), Turkey’s biggest steel company. On October 4, 2005, it was announced that the tender was won by OYAK, a pension fund for the Turkish military, which submitted the highest bid in the amount of $2.77 billion. On November 24, 2005, the Competition Board approved the block sale of 46.12% of the shares of ERDEMIR to OYAK and the share transfer agreement was signed on February 27, 2006. On May 10, 2006, however, the Council of State suspended the Competition Board’s approval of the ERDEMIR privatization and on July 18, 2006, it was announced that Council of State suspended the implementation of the Privatization High Council’s decision on ERDEMIR privatization. On September 20, 2006, it was announced that the Competition Board reapproved the sale of ERDEMIR to OYAK.
     Between November 9 and 11, 2005, 25.18% of the shares of Turkiye Vakiflar Bankasi T.A.O. (“Vakifbank”) were sold (with the greenshoe option fully exercised) through an initial public offering, which raised YTL1.74 billion (approximately $1.27 billion). The publicly-held shares of Vakifbank began to trade on the Istanbul Stock Exchange on November 18, 2005.
     On February 2, 2006, the Privatization Administration held an auction for the block sale of 56.67% of the shares of insurance company Basak Sigorta and 41.00% of the shares of pension company Basak Emeklilik. The highest bid in the amount of $268 million was submitted by the French insurer Groupama. The Groupama bid was approved by the Privatization High Council on April 19, 2006. The Basak Sigorta / Emeklilik privatization was completed when the share transfer agreement was signed on May 16, 2006.
     On April 5, 2006, the Privatization Administration announced that the consortium of Goldman Sachs, CA-IB and Is Yatirim was selected as the consultant to the Halkbank privatization. On August 15, 2006, Privatization High Council’s (“PHC”) decision on Halkbank privatization was published in the Official Gazette. According to the PHC’s decision, the public shares of Halkbank will be privatized through “block sale” and the privatization process is envisaged to be finalized by May 25, 2008.
     On April 19, 2006, the Privatization Administration announced that the official process for the public offering of the 25% (a total of 28.75% shares, if the greenshoe option is fully exercised) state-owned shares of Turk Hava Yollari (“Turkish Airlines”) had been started. The subscription process of the public offering was finalized between May 16 and May 18, 2006. The public offering was finalized on May 24, 2006 and a total of approximately $207.8 million was raised with the sale of 28.75% of state owned shares of Turkish Airlines (with greenshoe option fully exercised). The new shares began trading on the Istanbul Stock Exchange on May 25, 2006. After the public offering in May 2006, the shares of Turkish Airlines held by the Privatization Administration fell to 49%.
     On August 31, 2006, Privatization Administration announced the tender for the block sale of 100% shares of the three electricity distribution companies, namely, Baskent Elektrik Dagitim A.S., Sakarya Elektrik Dagitim A.S. and Istanbul Anadolu Yakasi Elektrik Dagitim A.S., each operating in three different regions. The bidding deadline for the privatization was announced as December 15, 2006. Furthermore, the privatization processes of the remaining 17 electricity distribution regions are still continuing.
     Other significant privatizations completed in 2006 include the asset sales of TEKEL Kayacik ($42.2 million), Kaldirim ($40.7 million), Yavsan Salt Mines ($37.3 million), Buyuk Efes Hotel ($121.5 million), Buyuk Ankara Hotel ($36.8 million), Tarabya Hotel ($145.3 million), Emek Office Block ($55.5 million) and the sale of KBI-Murgul Enterprise together with the transfer of operational rights of a hydroelectric power plant ($37.6 million).
     Other significant privatizations at the approval or contract stage include the transfer of operational rights of the Mersin ($755 million) and Iskenderun ($80 million) ports.
     The significant institutions which are currently in the process of tender, sale or transfer are Bor Sugar Factory, Eregli Sugar Factory, Ilgin Sugar Factory of Sumer Holding A.S. and Izmir Port owned by Republic of the Turkey State Railways (TCDD).
     Several privatizations that are currently in the approval stage are being challenged in Turkish courts. Such legal challenges can cause delays in the privatization process and may, on occasion, as in the case of the sale of 65.76% of the shares in Tupras to Efremov Kautschuk GmbH in 2003-2004, lead to the cancellation of the previous privatization decisions.
BANKING SYSTEM
     As of September 27, 2006, the Savings and Deposit Insurance Fund (“SDIF”), had taken over 22 private banks since 1997.
     In order to settle and reschedule the debts of Cukurova Group and to accelerate the sales process for Yapi Kredi Bank, three separate supplementary agreements were executed: one between Yapi Kredi Bank and the Cukurova Group dated July 20, 2004; one between SDIF and the Cukurova Group dated August 4, 2004; and one between BRSA and the Cukurova Group dated August 5, 2004. While the agreements signed by each of the SDIF and Yapi Kredi Bank with Cukurova Group consist of a repayment protocol concerning the restructuring of the debt, the agreement between BRSA and Cukurova Group aims to solve the ownership problem of the Yapi Kredi Bank and accelerate the sale process. Cukurova Group failed to pay the first required installment to Yapi Kredi under the supplementary agreement dated July 20, 2004. As a result, the supplementary agreement was annulled and the former agreement between the parties, dated December 31, 2002, was reinstituted. The agreements between Cukurova Group and each of the BRSA and SDIF, which were signed in August 2004, remain in effect. In January 2005, it was announced that Cukurova Group and Koç Finansal Hizmetleri A.S. (“KFH”) signed a protocol to begin talks regarding a potential sale of the shares of Yapi Kredi Bank. UniCredito Italiano S.p.A. acquired a 50% stake in KFH in 2002. On May 8, 2005, Cukurova Group and KFH entered into a definitive share purchase agreement for the purchase of 57.42% of the shares of Yapi Kredi Bank held by Cukurova Group and the SDIF. On August 11, 2005, it was announced that BRSA approved the transfer of Yapi Kredi Bank shares to KocBank and, on September 28, 2005, it was announced that KocBank completed the acquisition of 57.4% of shares of Yapi Kredi Bank. The remaining debt of the Cukurova Group to Yapi Kredi Bank is expected to be repaid over the next 10 years. On November 25, 2005, it was announced that Cukurova Group made an early repayment of approximately $947.2 million of its outstanding debt to SDIF.
     The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. As of September 27, 2006, the SDIF had already signed protocols with 14 former owners of failed banks regarding the settlement of their debts to the SDIF. The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF, including the media assets, the cement factories and a mobile-phone operator, Telsim, previously owned by the Uzan Group, the former owner of Imar Bank. The tender for Star TV was held on September 26, 2005 and the tender was won by Isil Televizyon Yayinciligi (owned by Dogan Yayin Holding) which submitted the highest bid of $306.5 million. The tenders for nine cement factories were held in October 2005 and the highest bids totaled $1.07 billion. On December 21, 2005, the Competition Board approved the sale of eight of the nine cement factories for approximately $945 million. The tender for the ninth plant (Gaziantep cement plant) was rejected due to competition concerns, though it was later announced that a new tender is planned for the Gaziantep cement plant. The tender for Gaziantep cement plant was held on April 11, 2006 and Limak Kurtalan Cimanto San. won the tender with the highest bid in the amount of $93.25 million. On May 4, 2006, the Competition Board approved the sale of Gaziantep cement plant. The tender for Telsim held on December 13, 2005 was won by Vodafone, which submitted the highest bid of $4.55 billion.
     Since December 2004, when Turkey received a date for the commencement of accession talks with the EU, foreign investor interest in the Turkish banking sector has strengthened. A number of foreign financial entities have bought or agreed to buy equity stakes in domestic banks, including (but not limited to): Fortis Bank (acquired 93.3% stake in Disbank), BNP Paribas (bought 50% stake of TEB Mali Yatirinlar A.S.), Dexia (agreed to buy 75.0% stake in Denizbank), General Electric Consumer Finance (bought 25.5% of shares of Garanti

Bankasi), National Bank of Greece (agreed to buy 46% share of Finansbank) and Bank TuranAlem Group (agreed to buy 33.98% shares of Sekerbank).
DEBT
     The Central Government total domestic debt stock was approximately YTL251.9 billion as of August 2006, compared to YTL244.8 billion as of December 2005.
     In July 2006, the average maturity of Turkish internal public debt was 28.6 months, compared to 24.2 months in July 2005. The average annual interest rate on internal public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 15.6% as of July 2006, compared to 17.2% in the same period in 2005.
     The total gross outstanding external debt of Turkey was approximately $185.0 billion at the end of the first quarter of 2006.
     Since December 31, 2004, Turkey has issued the following external debt:
•	$2 billion of global notes on January 24, 2005, which mature on February 5, 2025 and have a 7.375% interest rate.

•	EUR1 billion of Eurobonds on February 16, 2005, with a maturity of twelve years and a 5.5% interest rate.

•	$1.25 billion of global notes on June 7, 2005, which mature on June 5, 2020 and have a 7.00% interest rate.

•	EUR650 million of Eurobonds on July 6, 2005, with a maturity of seven years and a 4.75% interest rate.

•	$750 million of global notes on November 23, 2005, which mature on March 15, 2015 and have a 7.25% interest rate.

•	EUR350 million of Eurobonds on December 14, 2005, with a maturity of seven years and a 4.75% interest rate.

•	$1.5 billion of global notes on January 17, 2006, which mature on March 17, 2036 and have a 6.875% interest rate.

•	EUR750 million of Eurobonds on March 1, 2006, with a maturity of ten years and a 5.0% interest rate.

•	$500 million of global notes on July 19, 2006, which mature on January 15, 2014 and have a 9.50% interest rate.

•	$1.5 billion of global notes on September 26, 2006, which mature on September 26, 2016 and have a 7.00% interest rate.
     The aggregate amount of scheduled repayment of principal and interest on the medium-term and long-term external debt of Turkey as of March 31, 2006 was $28.8 billion, $31.5 billion and $21.0 billion for the rest of 2006, 2007 and 2008, respectively.
     On September 14, 2006, Turkey announced that, in accordance with its invitation (the “Invitation”) to holders of 11.375% Notes due 2006, 10% Notes due 2007, 10.5% Notes due 2008, 9.875% Notes due 2008, 12% Notes due 2008, 12.375% Notes due 2009 and 11.75% Notes due 2010 (collectively, the “old notes”) to submit one or more offers to exchange or tender for purchase such old notes for 7% Notes due 2016 (the “2016 Notes”), on the terms and subject to the conditions set forth in the prospectus supplement dated September 6, 2006 to the prospectus dated August 10, 2006, it expected to issue $1,169,720,000 aggregate principal amount of 2016 Notes. In addition, Turkey announced that it expected to issue U.S.$330,280,000 aggregate principal amount of 2016 Notes for cash (the “Cash Offering” and together with the Invitation, the “Global Notes Offering”). After confirmation by the exchange agent that the above definitive amounts were the final amounts of 2016 Notes to be issued pursuant to the Invitation, Turkey issued U.S.$1,500,000,000 aggregate principal amount of 2016 Notes pursuant to the Global Note Offering. In addition, Turkey paid an aggregate amount of U.S.$29,033,206 in cash for accrued but unpaid interest (to but not including September 26, 2006, the settlement date) on the outstanding principal amount of old notes exchanged pursuant to the Invitation and an aggregate amount of U.S.$116,536 in cash as a result of rounding down to the nearest integral multiple of U.S.$1,000 of the aggregate principal amount of the 2016 Notes issuable to each holder of old notes exchanged pursuant to the Invitation.
INTERNATIONAL RELATIONS
     As a result of the war against Iraq, neighboring countries, including Turkey, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. Turkey continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, and has been the victim of isolated terrorist attacks.

     Furthermore, the relations between other countries in the Middle East and outside powers are often subject to tensions that could result in the economic and/or diplomatic sanctions being imposed on one or more of Turkey’s neighbors. It is also possible that such tensions could lead to military action. Any such sanctions or military action could have a negative impact on Turkey’s economy and political stability.
     The European Council’s Parliamentary Assembly removed Turkey from its human rights monitoring list on June 22, 2004. The ninth EU harmonization package was submitted to the Assembly on June 24, 2004. Turkey’s level of progress towards alignment with the Accession Partnership in the context of National Program has been welcomed by the EU. On October 6, 2004, the European Commission, the EU’s executive arm, published a progress report on Turkey’s eligibility to begin EU accession negotiations. The report concluded that Turkey had sufficiently fulfilled the Copenhagen political criteria and recommended that accession negotiations be opened, provided that certain conditions, including the enactment of key legislation, are satisfied.
     On December 17, 2004, the European Council announced that Turkey had sufficiently fulfilled the Copenhagen political criteria to open accession negotiations, provided that six specific pieces of legislation are implemented. Moreover, the European Council invited the European Commission to present to the European Council a proposal for a framework for accession negotiations with Turkey, with a view towards opening such accession negotiations on October 3, 2005. The first draft of the framework for the accession negotiations was released by the European Commission on June 29, 2005. On October 3, 2005, the European Council approved the framework for negotiations on Turkey’s accession to the EU enabling the negotiations to begin immediately. According to the negotiating framework, although the shared objective of the negotiations is accession, these negotiations are an open-ended process, the outcome of which cannot be guaranteed beforehand. The European Commission will undertake a formal process of examining the acquis, the detailed laws and rules adopted on the basis of the EU’s founding treaties, called ‘screening’ to assess the state of preparations by Turkey for opening negotiations in specific areas. For the purposes of screening and subsequent negotiations, the acquis will be broken down into 35 chapters, each covering a specific policy area. The screening process started with the “Science and Research” chapter on October 20, 2005, and since that date screening processes have been initiated on 33 chapters. In addition, the process of exchanging negotiation documentation has begun on the “Education and Culture” chapter. Negotiations on the “Science and Research” chapter (Chapter 25) were opened, and closed provisionally on June 12, 2006. The negotiations on Chapter 25 were opened and closed “provisionally” because the final closing will take place after the end of the negotiations of all chapters. In other words, Turkey has fulfilled the alignment to the EU acquis under Chapter 25, however if any new acquis is adopted by the time Turkey finishes its negotiations on the other chapters’, Turkey will need to adopt that new legislation as well. On November 9, 2005, the European Commission released the 2005 Progress Report on Turkey, which contains a detailed analysis of Turkey’s progress in preparing for membership. Among its conclusions, it notes that political transition is ongoing in Turkey and Turkey continues to sufficiently fulfill the Copenhagen political criteria. While important legislative reforms are now in force, the pace of change has slowed in 2005 and implementation of the reforms remains uneven. With respect to Turkey’s economy, the Progress Report concludes that Turkey can be regarded as a functioning market economy as long as it firmly maintains its recent stabilization and reform achievements. With respect to Turkey’s ability to adopt and implement the EU legal order, the Progress Report notes that there has been some, though uneven, progress since 2004.
     On June 13, 2005, the EU Ministers of Foreign Affairs approved a protocol extending Turkey’s Customs Union to ten new member states (“Member States”) of the EU. The signing of this protocol was one of the preconditions for the commencement of accession negotiations. On July 29, 2005 the Government signed the protocol and released a unilateral declaration stating that execution, ratification and implementation of this protocol does not constitute a recognition of the Republic of Cyprus referred to in the protocol, nor does it prejudice Turkey’s rights and obligations under the Treaty of Guarantee, the Treaty of Alliance, and the Treaty of Establishment of 1960. In response, a declaration by the European Community and its Member States acknowledged Turkey’s execution of the protocol in accordance with the conclusions of the European Council and expressed regret that Turkey had made the unilateral declaration regarding Cyprus. The Commission is continuing to encourage Turkey to remove the various restrictions on its relations with the Republic of Cyprus, particularly those linked to the full implementation of the EU–Turkey customs union.

     In September 2003, the United States and Turkey agreed upon the terms of up to $1.0 billion in grants for Turkey, which could be used to support up to $8.5 billion in direct loans or loan guarantees. On March 24, 2005, Turkey announced that it did not intend to make use of the loan package for the 2005-2007 period.
DESCRIPTION OF THE REPUBLIC
     Turkey has a democratically elected parliamentary form of government. Since the founding of the Republic in 1923, Turkey has aligned itself with the West and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the IMF and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).
     Beginning in 1980, the Government embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. In 2005, the service sector, industrial sector and agricultural sector accounted for 8.2%, 6.5% and 5.6%, respectively, of Turkey’s gross domestic product. See “Economy-Services,” “Economy-Industry” and “Economy-Agriculture.”
LOCATION, AREA AND TOPOGRAPHY
     Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

     Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosphorus, the Sea of Marmara and the Dardanelles.
     Turkey has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.
POPULATION
     According to estimates of the Turkish Statistical Institute (TURKSTAT) and the State Planning Organization (SPO), population growth averaged approximately 1.32% per annum between 2000 and 2005 and Turkey’s population as of June 2005 was estimated to be 72.0 million.
     Turkey’s population is comparatively young, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. According to the SIS and the SPO, in 2004, 60.3% of the population lived in urban areas and 39.7% lived in rural areas.
     The largest cities in Turkey are Istanbul, the country’s commercial center, and Ankara, its capital, with populations of 9.9 million and 3.9 million, respectively. Other cities with populations in excess of one million are Adana, Antalya, Balikesir, Bursa, Diyarbakir, Gaziantep, Hatay, Izmir, Kayseri, Kocaeli, Konya, Manisa, Mersin, Samsun and Sanliurfa.
     In 2005, total civilian employment was 22.046 million, of whom approximately 29.5% were employed in agriculture, 24.7% in industry (including construction) and 45.8% in services. See “Economy-Employment and Wages.” The unemployment rate was 10.3% in 2005.
     According to the State Planning Organization, Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 65 years in 1985-1990 to an average of 71.1 years in 2004. The infant mortality rate decreased from 65 per thousand for the period 1985-1990 to 29 per thousand for the period 1998-2003. The adult literacy rate increased sharply from 67.5% to 87.3% between 1980 and 2000.
     Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.
GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

     A popular nationalist movement began in Turkey before the turn of the century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as the Republic’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.
     Historically, the military has been an important factor in Turkish government and politics. The Turkish military establishment has intervened in Turkish politics three times since 1959 (in 1960, 1971 and 1980) to provide stability in the face of political and social factionalism. Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.
     Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly. The Constitution provides for the Assembly, a President and a Prime Minister. The President is elected for a seven-year term by a vote of the Assembly, and the Prime Minister is appointed by the President from the Assembly. The Prime Minister, in turn, nominates other members of the Cabinet, who are then approved by the President. The Cabinet, chaired by the Prime Minister, exercises the executive powers of the Government.
     The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties on the basis of class, religion or ethnic identity. The Election Law (Law No. 298) provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. On the other hand, a party must have at least 35% of the nationwide vote in order to have a simple majority in the Assembly.
     Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Court of Appeal is the court of last resort for most civil and criminal matters, while military matters are referred to a separate system of courts.
     In July 1995, a series of amendments to the Constitution were adopted. Among other things, the amendments brought into effect reforms related to the formation of political parties, membership in political parties and the involvement of unions and other organizations in political activities. The amendments also reduced the legal voting age from 20 to 18, increased the number of members of the Assembly from 450 to 550 and removed restrictions on the ability of academic personnel and university students to engage in political activities.
     In the general elections that took place on April 18, 1999, Bulent Ecevit’s Democratic Left Party (DSP) placed first with 22.2% of the vote and 136 deputies in the 550-seat Assembly. The Nationalist Action Party (MHP) led by Devlet Bahceli came in second with 18.0% of the vote and 129 seats. The Virtue Party won 15.4% of the vote and 111 seats. Mesut Yilmaz’s Motherland Party (ANAP) won 13.2% of the vote and 86 seats while the True Path Party (DYP) won 12.0% of the vote and 85 seats. On May 28, 1999, then President Suleyman Demirel approved a coalition Government of the Democratic Leftist Party (DSP), the Nationalist Action Party (MHP) and the Motherland Party (ANAP), led by Mr. Ecevit as Prime Minister. On May 16, 2000, Ahmet Necdet Sezer, formerly the chief judge of the Constitutional Court, became President of Turkey.
     On June 22, 2001, the Virtue Party (FP), which had been the main opposition party, was banned by the Constitutional Court as a result of alleged anti-secular activities. Certain deputies of the former Virtue Party formed the Saadet Party, under the leadership of the head of the former Virtue Party, Recai Kutan. The remaining deputies of the Virtue Party formed the Justice and Development Party (AKP) under the leadership of the former mayor of Istanbul, Recip Tayyip Erdogan.
     In 2002, Turkey was challenged by a weakened government and political uncertainty about its future. In July 2002, Mr. Ecevit’s refusal to step down as Prime Minister resulted in the resignation of half of the members of the Democratic Left Party in the Assembly. As a result of the resignations, the three-party coalition, consisting of the Democratic Left Party, the Motherland Party and the Nationalist Action Party, lost its absolute majority, with the number of seats it held in the Assembly falling to 270 out of 550. Prime Minister Ecevit announced that general elections would be held in November 2002, approximately 17 months before the scheduled general elections, and on July 31, 2002, the Assembly voted to hold elections on November 3, 2002.
     The most recent general elections for the Assembly were held on November 3, 2002. The Justice and Development Party (AKP) received 34.3% of the votes and was able to secure 363 out of 550 available seats in the Assembly. As a result of the elections, the Justice and Development Party (AKP) won a simple majority in the Assembly. The Republican People’s Party (CHP) was the only other political party in the new Assembly, having received 19.4% of the votes and 178 seats in the Assembly. Independent candidates (unaffiliated with political parties) gained 9 seats in the Assembly. The next general and presidential elections will be held in 2007.
     The following table sets forth the official results of the November 3, 2002 elections by percentage of total votes and number of seats won:
Table No. 1
Composition of the Assembly
(as of November 3, 2002 elections)

	Number of	Percentage of
	Seats	Total Votes
Justice and Development Party	363	34.3
Republican People’s Party (CHP)	178	19.4
Independent candidates (no party affiliation).	9	1.0
Nationalist Action Party (MHP)(1)	0	8.4
True Path Party (DYP) (1)	0	9.6
Young Party (GP) (1)	0	7.3
Democratic People’s Party(1)	0	6.2
Others(2)	0	14.0

	550	100.0

(1)	Failed to obtain the requisite 10% of total votes; no seats in the Assembly. For independent candidates (no party affiliation) the 10% requisite is not applicable.

(2)	Includes all other political parties that failed to obtain the requisite 10% of total votes.
Source: Grand National Assembly.
     The official results of the November 3, 2002 elections were published in the Official Gazette on November 10, 2002. President Sezer appointed Mr. Abdullah Gül from the Justice and Development Party (AKP) as the new Prime Minister on November 16, 2002. Prime Minister Gül’s cabinet was approved by President Sezer on November 18, 2002. The number of ministries comprising the cabinet was reduced from 35 to 25. Mr. Ali Babacan was appointed as the Minister in charge of the Undersecretariat of Treasury. Mr. Abdullatif Sener was appointed as the Deputy Prime Minister in charge of the Privatization Administration and the State Planning Organization. Mr. Kemal Unakitan was appointed as the Finance Minister. The list of the new council of ministers was published in the Official Gazette on November 19, 2002 and the new Government’s program was approved by the Assembly on November 28, 2002.
     In December 2002, parliamentary elections in the province of Siirt were invalidated due to alleged election irregularities. The High Electoral Board reset the election date for the general elections to March 9, 2003. In February 2003, Mr. Recep Tayyip Erdogan, the leader of the Justice and Development Party (AKP) announced his intention to run for the Siirt parliamentary post. In the election on March 9, 2003, Mr. Erdogan won the election for the Siirt parliamentary post and was later appointed by President Sezer as the Prime Minister of Turkey. On March 23, 2003, Prime Minister Erdogan formed the 59th Government of the Republic, which received a vote of confidence from the Assembly.
     On February 15, 2005, the Minister of Culture and Tourism, Mr. Erkan Mumcu resigned from both the Cabinet and the ruling AKP. On April 2, 2005, Mr. Mumcu was elected as the leader of the ANAP. On June 2, 2005, three ministers of the Cabinet (the Minister of Agriculture, the Minister of Public Works and the Minister Responsible for the Status of Women) resigned from the Cabinet. Their respective replacements were appointed on the same day.

     The most recent local elections for municipalities were held on March 28, 2004 and the next local elections for municipalities are expected to be held in 2009. The Justice and Development Party (AKP) received 41.7% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 57 out of 81 cities. The Republican People’s Party (CHP) received 18.2% of the votes cast for the seats in city councils and won mayoral positions in 9 cities. The Nationalist Action Party (MHP) and the True Path Party (DYP) received 10.5% and 10.0% of the votes, respectively. See “Recent Developments-Political Conditions”.
INTERNATIONAL ORGANIZATIONS
     Since its establishment in 1923, the Republic of Turkey has closely aligned itself with the West. It is a founding member of the United Nations (“UN”), and has been a member of NATO since 1952, an associate member of the EU since 1963, and an associate member of the Western European Union (“WEU”) since 1992. Turkey supports NATO enlargement on the basis of the standards set by the Alliance and believes that the Euro-Atlantic security structure should be completed. Furthermore, Turkey is a party to several international treaties relating to disarmament and arms control.
     In addition, Turkey is a founding member of the Council of Europe, the European Bank for Reconstruction and Development and the Organization for Security and Cooperation in Europe (“OSCE”) and Turkey belongs to the World Bank, the IMF, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency (“MIGA”), the Bank for International Settlements (“BIS”) and the OECD. Furthermore, Turkey is a member of the World Trade Organization (“WTO”) and is a participant in the International Convention on the Harmonized Commodity Description and Coding System. Turkey is also a member of the Organization of the Islamic Conference and of the Islamic Development Bank.
     Turkey launched the Organization of the Black Sea Economic Cooperation, which brings together 12 countries (Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldavia, Romania, the Russian Federation, Serbia, Turkey and Ukraine) within a framework of regional economic cooperation. Turkey is also a founding member of the Economic Cooperation Organization (“ECO”), which was initially composed of Turkey, Iran and Pakistan in 1985. In 1992, the ECO was expanded to include Afghanistan, Azerbaijan, Kyrgyzstan, Kazakhstan, Tajikistan, Turkmenistan and Uzbekistan.
     In 1963, Turkey signed an association agreement (the “Ankara Agreement”) with the European Economic Community (“EEC”), which is now the EU. In 1970, an additional protocol to the association agreement was signed which established the framework and conditions of the transitional stage of the association. In April 1987, Turkey submitted its formal application for full membership. In late 1989, the EEC declared that Turkey was eligible to become a full member. The EEC further decided to defer accession negotiations due to changes in the EU and Turkey’s economic situation at the time.
     In 1995, Turkey and the EU concluded a Customs Union, pursuant to which Turkey and the EU eliminated all customs duties and equivalent charges on imports of industrial goods and processed agricultural products. The EU’s quotas on Turkish textile products were also eliminated. Turkey assumed the obligation to harmonize its tariffs and equivalent charges on the importation of goods from specific third countries with the EU’s common external tariff (from approximately 15% in 1995 to 4.4% in 2004) and to progressively adapt itself to the EU’s commercial policy and preferential trade arrangements with third countries. Although basic agricultural products were excluded from the initial package, a preferential trade regime for basic agricultural products was adopted as of January 1, 1998. Turkey is also progressively adopting many aspects of the Common Agricultural Policy of the EU and has taken substantial steps to harmonize its legislation relating to competition, consumer protection, intellectual property and standardization of foreign trade with those of the EU.
     To adapt itself to the EU’s commercial policy and preferential trade arrangements with specific third countries, Turkey has signed free trade agreements with all of the Central and Eastern European Countries (Romania, Hungary, Lithuania, Estonia, the Czech Republic, Slovakia, Bulgaria, Latvia, Slovenia and Poland), Israel, The Palestinian National Authority, Tunisia, Morocco, Bosnia-Herzegovina, Croatia, Macedonia and the EFTA States (Norway, Iceland, Switzerland and Liechtenstein). The agreements with Syria and Egypt are pending ratification. Negotiations are underway with Lebanon, Albania and Jordan. In addition negotiations are expected to commence with Mexico, Chile, Algeria, South Africa and the Mercado Comun del Sur (Argentina, Brazil, Paraguay and Uruguay, collectively MERCOSUR). With the enlargement of the EU in May 2004, Turkey’s free trade agreements with acceding countries have been terminated.

     With the completion of the Customs Union, the association between Turkey and the EU, as stipulated by the Ankara Agreement, had entered its final stage. At the European Council held in Helsinki, in December 1999, the EU granted candidate status to Turkey. The recognition of Turkey as a candidate country ushered in a new era in Turkey-EU relations. The EU Commission prepared an Accession Partnership for Turkey, which was issued on November 8, 2000, and was formally approved by the Council on February 26, 2001. In response, the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”) on March 19, 2001. The Accession Partnership has since been revised twice on May 19, 2003 and January 23, 2006. Accordingly, Turkey’s NPAA was also revised on July 23, 2003. The Turkish Government is currently preparing a new National Plan in response to the latest revision of the Accession Partnership. Both the Accession Partnership and the NPAA are revised on a regular basis to take account of progress made and to allow for new priorities to be set.
     In accordance with the Commission’s recommendations in the 2002 Strategy Paper for Turkey, the Copenhagen European Council held in 2002 decided to strengthen the accession strategy for Turkey, intensify the process of legislative scrutiny, extend and enhance the Customs Union and significantly increased the EU’s pre-accession financial assistance to Turkey. Beginning in 2004, financial assistance to Turkey began to be financed under the budget heading of “instrument for pre-accession-IPA”.
     The EU has allocated financial assistance in the range of €1.15 billion to Turkey between 1996 and 2004. In 2003, the EU Commission proposed a substantial increase in financial pre-accession assistance to Turkey for the period 2004-2006, €235 million of which have already been allocated. The budgetary allocation for 2005 is €300 million and €500 million for 2006. Starting in 2007, Turkey, along with other candidate and potential candidate countries, will be the beneficiary of pre-accession assistance from the IPA. It is expected that the average annual allocation for Turkey in the period 2007-2013 will be in excess of 1 billion €’s.
     The European Investment Bank has allocated credit loans to Turkey totaling €835 million during the period of 1963-1995, €463 million during the period of 1996-1999 and €3,961 billion during the period of 2000-2005 inclusive. The European Investment Bank has also pledged a total amount of €2.3 billion in credit loans during the period of 2004-2006 (€700 million in 2004, €800 million for both 2005 and 2006).
     Turkey has undergone a period of major reforms and transformation since 1999. Between February 2002 and July 2004, eight harmonization packages were enacted. The Constitution of Turkey has been amended twice, revising nearly 1/3 of the articles of the Constitution. The amendments cover a wide range of issues related to improving human rights, strengthening the rule of law and restructuring democratic institutions. The Constitutional amendments have been followed by legislative and administrative measures to ensure the proper implementation of the amendments. A new civil code and penal code have been adopted. Reforms with respect to freedom of thought and expression, freedom of association and peaceful assembly and freedom of religion have been implemented. There have also been reforms related to the judicial system, civil-military relations and anti-corruption measures. Relevant legislation has been changed so as to enable the teaching of and broadcasting in languages and dialects which are used traditionally by Turkish citizens in their daily lives. In addition, the death penalty has been abolished and the prison system has been reformed. The right to property of community foundations belonging to minorities in Turkey has been ensured and the legal basis needed for the activities of foreign foundations in Turkey has been established. New definitions and measures to deal with illegal immigration have been introduced.
     In accordance with the National Program and in response to Turkey’s serious economic crisis in 2001, numerous economic reform measures have been adopted. Turkey has restructured its financial sector, ensured transparency in public finance and enhanced competitiveness and efficiency in the economy. Such structural reforms have already begun to yield tangible results.
     A Reform Monitoring Group (“RMG”) was established in September 2003 to ensure effective implementation of the reforms. Chaired by the Minister of Foreign Affairs and Deputy Prime Minister the RMG convenes with the participation of the Ministers of Justice and Interior as well as State Minister and Chief Negotiator Mr. Ali Babacan. In addition, a process of legislative scrutiny has also been conducted to assess progress in Turkey’s alignment with the EU Acquis. Eight sub-committees which were formed according to the Acquis chapters periodically convene to review the developments that Turkey has achieved in related areas. To date, the eight sub-committees have completed five rounds of meetings.
     The Copenhagen European Council also announced that, if the European Council in December 2004 determined that Turkey fulfilled the Copenhagen political criteria, the EU would open accession negotiations with Turkey without delay. On October 6, 2004, the European Commission published its report and recommendation prepared in accordance with the Copenhagen European Council decisions and based on its conclusion that Turkey had significantly met the Copenhagen political criteria, recommended to the Council to commence accession negotiations with Turkey. Consequently, on December 17, 2004, the European Council announced its decision to start accession negotiations with Turkey on October 3, 2005.
     In June 2005 the Commission presented a draft framework for accession negotiations, setting out the method and the guiding principles of the negotiations, in line with the December 2004 European Council conclusions. The framework was adopted by the Council of Ministers on October 3, 2005. The EU-Turkey Intergovernmental Conference met for the first time on October 3, 2005 whereby the accession process was officially initiated. On October 20, 2005, the analytical examination of the Acquis (screening process) was launched. This stage forms the first phase of accession negotiations where candidate countries familiarize themselves with the Acquis while the Commission and the Member States evaluate the degree of preparedness of candidate countries before deciding whether a chapter can be opened for negotiations.
     Turkey’s screening process is proceeding as scheduled. State Minister and Chief Negotiator Mr. Babacan is assisted by a special committee called the “Monitoring and Steering Committee” which is composed of members from the Prime Ministry, the Ministry of Foreign Affairs, the State Planning Organization, the Secretariat General for EU Affairs and the Turkish Permanent Representation to the EU in Brussels. The Monitoring and Steering Committee convenes regularly in order to coordinate all activities concerning the screening process.
     Turkey will finish the screening exercise on October 13, 2006 on all 33 negotiation chapters subject to screening.
FOREIGN RELATIONS
     Turkey, as a country located between the Balkans, the Caucasus and the Middle East at the convergence of Europe, Africa and Asia, has played and continues to play a key role in the peaceful resolution of conflicts in the region, including, in particular, those in Bosnia and Kosovo, and actively participates in the Minsk Group of the Organization for Security and Cooperation in Europe, which is working to settle the Azerbaijan-Armenia dispute. Turkey supported the implementation of the Dayton Peace agreement for Bosnia and was instrumental in the establishment of the Bosnian-Croatian Federation.
     Turkey pledged approximately $80 million, including $26 million in grants, for the reconstruction of Bosnia and Herzegovina. Turkey was also involved in a program with the United States to train and equip the Bosnian army and participated in the Multinational Protection Force deployed in Albania in accordance with the UN Security Council Resolution No. 1101. Turkey also took part in NATO’s peacekeeping force in Kosovo and accepted several thousand Kosovo refugees during NATO’s military campaign.
     Turkey places great importance on maintaining long-term, comprehensive stability in the Balkans. Turkey has provided substantial assistance to the Balkan nations to help them with reconstruction and rehabilitation efforts. Turkey continues to monitor the peace and stability in the region through its participation in KFOR and the UN police mission in Kosovo, as well as EUFOR-ALTHEA and the EU police mission in Bosnia-Herzegovina (“EUPM”). Turkey launched the Southeastern European Countries Cooperation Process in February 1999 among Turkey, Albania, Bosnia and Herzegovina, Bulgaria, Greece, Croatia, Macedonia, Romania and the Federal Republic of Yugoslavia to create a regional platform for issues of common interest in the region. Turkey is also involved in the Multinational Peacekeeping Force for Southeastern Europe. In addition, Turkey is actively participating in the Stability Pact initiated by the EU, which strives to develop a comprehensive framework for dealing with problems in the region, and the Southeast European Cooperative Initiative. Turkey has further contributed to security in the region through its participation in the Regional Arms Control Verification and Implementation Assistance Center in Southeastern Europe.
     In an effort to contribute to the creation of a stable and peaceful environment in its region, Turkey has played a leading role in the formation of the Black Sea Naval Cooperation Task Group (“BLACKSEAFOR”) an on-call force initiated in 2001 among the Black Sea littoral States, whose objective is to contribute to the further strengthening of friendship, good neighborly relations and mutual understanding among the littoral States, through the enhancement of cooperation and interoperability among the naval forces of the regional states. Turkey also played a major role in the establishment of a multinational peacekeeping force for Southeastern Europe (“SEEBRIG”).

     Turkey continues to develop political and economic relations with the Caucasian and Central Asian countries. Upholding the stability, promoting democracy and reform process, expanding welfare and prosperity, and facilitating the integration of these regions with the rest of the world are the main elements of Turkish foreign policy pertaining to the area. Close historical, linguistic and cultural ties have served as a valuable foundation for the rapid development of relations with these countries. The Turkish Export-Import Bank has extended credits totaling $1.275 billion (of which $690 million have already been allocated). The total trade volume between Turkey and the Central Asian Countries increased from $1.7 billion in 2004 to $ 1.96 billion in 2005. Turkey has extended more than 10,000 scholarships to students from Central Asian countries since 1992 and also provided significant military assistance and training in order to enhance the capabilities of these countries to tackle security issues and terrorist threats. The summits of Turkish-Speaking Countries serve as an important platform for high-level exchanges among Turkey, Turkmenistan, Uzbekistan, Kazakhstan, Kyrgyzstan and Azerbaijan.
     Peace, security, stability and prosperity in the South Caucasus are priority themes in the Turkish foreign policy agenda. Turkey maintains close political, economic, social and cultural ties with Azerbaijan and Georgia. The strategic position of the South Caucasus highlights its significance for the stability of the wider Black Sea and Caspian regions. Turkey recognized the independence of Armenia, Azerbaijan and Georgia in 1991, in the aftermath of the disintegration of the Soviet Union.
     Turkey has developed close relations with Azerbaijan and Georgia. Reciprocal and frequent high level visits between Turkey and these countries have deepened their cooperation by facilitating region-wide interaction. Turkey actively supports the integration of Azerbaijan and Georgia into global and regional institutions such as NATO, OSCE, Council of Europe and Black Sea Economic Cooperation (“BSEC”) Organization.
     Diplomatic relations between Turkey and Armenia are yet to be established. The relations between the two neighbours are complicated by the occupation of Azeri territory in Nagorno-Karabagh, and Armenia’s claims against Turkey. This exacerbates Armenia’s relations with both its neighbours, and hampers regional co-operation schemes realized conjointly by Turkey, Azerbaijan and Georgia. Nevertheless, Turkey and Armenia have social, cultural and indirect commercial ties. Bilateral trade volume between the two countries stands at a significant level.
     Persistent “frozen” conflicts in the Southern Caucasus, namely Nagorno-Karabagh, Abkhazia and South Ossetia, remain major obstacles before all-inclusive regional peace and stability. Turkey is actively involved in contributing to the peaceful resolution of these conflicts. Turkey is a member of the OSCE Minsk Group, a mechanism that facilitates direct and indirect bilateral talks regarding Nagorno-Karabakh between Azerbaijan and Armenia. Likewise, upon the request of the two parties, Turkey has communicated its willingness to assume a role as facilitator in resolving in the Abkhazia conflict. The peaceful settlement of these conflicts, respecting the territorial integrity of Azerbaijan and Georgia, as well as the basic principles of international law, will contribute to the stability and economic welfare of the region.
     Russia is an important neighbor, regional and global actor. Enhanced cooperation between Turkey and Russia positively contributes to security and stability both at the regional and global levels. Reciprocal visits between Turkey and the Russian Federation have strengthened bilateral ties and enhanced understanding and cooperation between the two countries. In June 2001, Turkey and the Russian Federation came to an understanding relating to the Action Plan for Cooperation in Eurasia, which was ultimately executed in November 2001.
     In December 2002, Prime Minister Tayyip Erdogan visited Moscow in his capacity as the Leader of the Justice and Development Party. This was followed by the official visit of Mr. Abdullah Gül, Deputy Prime Minister and Minister of Foreign Affairs, to Russia in February of 2004. During this visit, the “2004-2005 Consultations Program” was signed. The Consultations Program envisages regular bilateral consultations between the countries in order to enable an exchange of views on all aspects of bilateral relations as well as regional and international issues of mutual interest. This program was renewed at the beginning of 2006.
     President Putin’s official visit to Turkey in December 2004 was the first such visit by a Russian head of state in over 30 years. During this visit, the “Joint Declaration on Deepening Friendship and Multilateral Cooperation between the Republic of Turkey and the Russian Federation” was signed. The declaration calls for the continuation of regular contacts and dialogue and for increased cooperation in the areas of bilateral trade, energy, tourism, culture, and joint action against terrorism and organized crime.

     Additionally, in 2005, Prime Minister Mr. Tayyip Erdogan visited Russia several times for attending the inauguration ceremony of the Turkish Trade Center in Moscow in January and the ceremony for the 60th Anniversary of the Triumph of the Second World War in May as well as a working visit to Sochi in July to meet with President Putin. During all these contacts, fruitful consultations took place between the two leaders. Finally, towards the end of the year, in November, President Putin came to Samsun for the inauguration ceremony of the Blue Stream Pipeline, which was built on the floor of the Black Sea to export Russian natural gas directly to Turkey.
     Trade volume between Turkey and the Russian Federation reached $10.9 billion in 2004 and $15.2 billion in 2005. Turkish contractors have consolidated their position in the Russian construction market by attaining $17.5 billion in business to date. The number of Russians visiting Turkey in 2004 and 2005 was approximately 1.6 million and 1.9 million respectively. Enhanced cooperation and concrete achievements in the energy sector such as the construction of the Blue Stream Project is a prominent feature of flourishing Turkish-Russian relations.
     The regions surrounding Turkey hold three-quarters of the proven oil and gas resources of the world. Given its unique geographical location, Turkey is focused on establishing an energy corridor between the energy-rich countries of the region and the energy consuming markets in the United States and Europe, in particular. To this end, the East-West Energy Corridor has been developed in close cooperation with the United States and the United Kingdom. The Baku-Tbilisi-Ceyhan (“BTC”) oil pipeline project constitutes the backbone of the Corridor. The BTC project aims to develop an economical, safe and environmentally sound means to transport the prominent hydrocarbon reserves of the Caspian Basin to the western markets. By creating the first direct pipeline link between the landlocked Caspian Sea and the Mediterranean, the BTC project will bring positive economic advantage to the region and avoid increasing oil traffic through the vulnerable Turkish Straits. The BTC project has a capacity of 50 million metric tons per annum (1 million barrels per day), is envisaged to become the main export route for the oil resources of the landlocked Caspian region. The lifetime of the BTC pipeline is projected to be at least 40 years in operation, during which exports to Western Europe are estimated to have the major share. The lifespan of the pipeline can be extended, should this be found feasible in due course. The total length of the pipeline is approximately 1776 kilometers and 1076 kilometers of which is hosted by Turkey. On June 4, 2006, the first cargo of oil transported through the pipeline from Azerbaijan was exported from the Ceyhan marine terminal on the Turkish Mediterranean coast. The official opening of BTC pipeline occurred on July 13, 2006. Moreover, the Samsun-Ceyhan oil pipeline project will contribute to the transformation of the Ceyhan Terminal into an “energy supermarket”. Other major projects which are under construction, such as the Baku-Tbilisi-Erzurum (“TBE”) natural gas pipeline, the Arab Natural Gas Pipeline, the NABUCCO (Turkey-Bulgaria-Romania-Hungary-Austria) Natural Gas Pipeline and the Turkish-Greek-Italian Interconnector, will contribute to Turkey’s efforts to become a major artery of the European Union for natural gas in the years to come.
     Turkey seeks to establish and maintain good relations with all countries, in particular with its neighbors. Turkish-Greek relations have reached a level of solid cooperation thanks to the momentum provided through the established mechanisms since 1999. Legal framework of bilateral relations has been mostly completed with the signing of 30 Agreements/Protocols/MoU’s covering various areas of cooperation. The ongoing developments in bilateral relations have benefited both countries and the region as a whole.
     Visible progress has been made in the fields of economy/trade, energy and transport. In the field of energy for instance, Karacabey-Komotini Natural Gas Pipeline Project, which has turned into a tripartite cooperation with the participation of Italy, proves the potential to diversify the energy supply routes to Europe.
     There are a number of inter-related issues between Turkey and Greece that need to be addressed over the Aegean Sea. The resolution of these issues requires patience and good will on both sides. A just and durable settlement on all Aegean problems can be reached by taking into account the legitimate rights and vital interests of both countries under international law. In this context, the continuation of exploratory contacts between Turkey and Greece is of particular significance. The two countries have held 35 rounds of talks as of July 2006 in the form of exploratory contacts since their first start in March 2002. In addition, the number of Confidence Building Measures (“CBM”) adopted between Turkey and Greece has increased to nineteen and they also contribute to the furtherance of good neighborly relations.
     As for the Cyprus issue, Turkey wants a freely negotiated, mutually acceptable, comprehensive and viable settlement in the Island. Cyprus is the home of two politically equal parties; Turkish Cypriots and Greek Cypriots which are two distinct peoples of different religion, culture and ethnicity. Turkey, from the outset, has been supporting the efforts carried out under the good offices mission of the UN Secretary General towards finding a just and lasting settlement in the Island. Turkey and the Turkish Republic of Northern Cyprus (“TRNC”) were critical of the EU’s decision in December 1997 to start accession negotiations with the Greek Cypriots which led to their adhesion to the Union in May 2004. Through separate press statements, Turkey and the Turkish Republic of Northern Cyprus declared their belief that the Greek Cypriot side has no authority to negotiate on behalf of the whole island and that the EU’s decision was in contravention of the 1959-60 Treaty of Guarantee relating to Cyprus. The said Treaty, signed by Turkey, Greece and Great Britain, precludes Cyprus from joining any international organization (such as the EU), unless Turkey and Greece are both members of such international organization. Turkey is currently not a member of the EU.

     In late 2003, the UN negotiation process to find a comprehensive settlement to the issue was re-launched. The aim of the subsequent round of negotiations held under UN auspices first on the Island in February and March 2004 between the two parties and then in Burgenstock, Switzerland with the participation of both Turkey and Greece, was to finalize the “Annan Plan” for submission to simultaneous but separate referenda on both sides of the Island prior to May 1st so that, depending on the outcome of the referenda, the opportunity could be seized for a united Cyprus to join the European Union. The final revised version of the Annan Plan for a comprehensive settlement was presented to the parties on March 31st by the Secretary General and then submitted to simultaneous separate referenda in the North and South of Cyprus on April 24, 2004. The Turkish Cypriots voted in favor of the Plan by casting 67% of their votes for a settlement. The Greek Cypriots, however, rejected a solution with a ‘No’ vote of 76% and still became a full member of EU on May 1st.
     Following the referenda, the Cyprus issue has taken a new turn and a new state of affairs has emerged in the island. The UN Secretary General Kofi Annan issued a report on his mission of good-offices in Cyprus in May 2004. In his report, the Secretary General stressing that “the Turkish Cypriot vote has undone any rationale for pressuring and isolating them”, called on the members of the Security Council to give a strong lead to all States to cooperate both bilaterally and in international bodies to eliminate unnecessary restrictions and barriers that have the effect of isolating the Turkish Cypriots and impeding their development. International organizations such as the Organization of the Islamic Conference praised the Turkish Cypriot people’s affirmative vote and, in the light of the understanding that ways and means should be found to end the isolation of the Turkish Cypriots, they called for the immediate restoration of their economic, trade and cultural activities internationally. Some developments in that direction, although limited, have taken place. On January 24, 2006, Turkey proposed a new action plan to achieve a comprehensive settlement of the Cyprus problem and invited the UN Secretary General to consider the plan. The action plan seeks to eliminate all restrictions for both sides in Cyprus, provide substantial benefits to all parties and promote socio-economic development by reducing disparities. On July 8, 2006, UN Undersecretary General for Political Affairs, Ibrahim Gambari, announced that Turkish and Greek Cypriot Leaders “have committed to proceed by the end of July with technical talks on issues affecting the day-to-day life of people on both sides and concurrently those that concern substantive issues, both of which will contribute to a comprehensive settlement”. The agreement of community leaders on reviving the talks for comprehensive settlement of the Cyprus problem has been welcomed by the international community.
     In December 2004, following the European Union’s decision to start accession negotiations with Turkey, on October 3rd, 2005, the Turkish Government confirmed that it was ready to sign the Protocol on the adaptation of the 1963 Ankara Agreement extending it to all the members of the Union prior to the actual start of accession negotiations. However, Turkey also placed on record that this would in no way imply a formal legal recognition of the Greek Cypriot Administration by Turkey. The Protocol was signed on July 29, 2005, on which occasion Turkey also issued a declaration to the effect that the signature of the Protocol would not in any form constitute recognition of the Republic of Cyprus referred to in the said Protocol. Accordingly, Turkey stated that, pending a comprehensive settlement, her position on Cyprus would remain unchanged and expressed her readiness to establish relations with the new partnership State which would emerge following a comprehensive settlement in Cyprus. Turkey also reaffirmed her commitment to finding a political settlement to the Cyprus issue within the parameters of the good offices mission of the UN Secretary General. The said Protocol is yet to be ratified both by the Turkish Grand National Assembly and the European Parliament.
     Turkey also enjoys close economic, political and cultural relations with the countries in the Middle East. Total trade volume between Turkey and Saudi Arabia, Syria and Jordan has been increasing annually, and increased Turkish investment and construction activity by Turkish companies in the region should enable this trend to continue.
     Turkey has actively supported the Middle East Peace Process since its inception and enjoys good relations with both Israel and Palestine. Turkey’s relations with Israel have gradually expanded to include economic, military, scientific and cultural cooperation. The Free Trade Agreement enacted between Turkey and Israel has helped boost bilateral trade volume to its current level of $2.3 billion. Turkey seeks to further its technological and scientific cooperation with Israel. Turkey also assists the Palestinian people in various forms. In this regard, the total amount of financial and humanitarian aid extended to Palestine between 1995-2006 reached almost $23 million. Turkey also provided a grant worth $900,000 to Palestine in 2005 to be utilized for developing small and medium sized enterprises. Turkey actively contributes to the search for peace in the Middle East as a facilitator and participates in the Temporary International Presence in Hebron at the request of both Israeli and Palestinian sides. Furthermore, with a view to contributing to efforts aimed at building confidence and a spirit of cooperation in the region, a tripartite business forum has been established upon the initiative of the Turkish private sector, with the participation of Israeli and the Palestinian counterparts.
     In recent years relations between Turkey and Syria became increasingly stabilized. Mutual contacts in the recent period at both the technical and political level, together with the signing of a Free Trade Agreement in 2004, pending ratification have helped revitalize bilateral cooperation.
     Turkey and Iran have been living side by side for centuries in the same region. Today, Turkey’s relations with Iran which are based on the principles of non-interference in internal relations and good-neighborliness, have been developing gradually in recent years. Turkey has also been supporting various efforts, from the outset, to solve the problem of Iran’s nuclear program through diplomatic means.
     Turkey and the United States have consolidated their relations, defined as a “strategic partnership”, since the visit of the US President Clinton in 1999, which involves close cooperation on a wide range of political and economic issues concerning Europe and the Balkans, the Caucasus, Central Asia, Afghanistan and the Middle East. The two countries have been working together to maintain peace, prevent or contain regional conflicts, curb the proliferation of weapons of mass destruction, combat international terrorism and combat illegal drug trafficking and other organized transnational crime.
     In the aftermath of the terrorist attacks of September 11, 2001, the US and Turkey increased their cooperation in the fight against terrorism. Turkey contributes actively to the Greater Middle East and North Africa initiative aiming at bringing democracy to the region.
     As a sign of the importance that both countries attach to bilateral relations, more than 40 high level visits have been realized in 2005, including the visit of Secretary of State Rice to Turkey in February 2005 and the visit of Prime Minister Erdogan and Foreign Minister Gül to the US, in June 2005.
     The US is among the major trade partners of Turkey. The trade volume between the United States and Turkey exceeded for the first time $10 billion in 2005. Turkey also attributes great importance to attracting more US investors. The US ranks in the fourth place for foreign direct investments in Turkey. The Baku-Tblisi-Ceyhan oil pipeline is one of the examples for major US investments in Turkey, having also a regional cooperation dimension.
     As a result of the war against Iraq, Turkey experienced certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. On the other hand, Turkey always supported the efforts aiming at bringing peace and stability to Iraq and allowed US troops to use the 10th Tanker Base Command in Incirlik as a logistic hub for Iraq and Afghanistan.
     Prior to the start of Operation Iraqi Freedom in March 2003, Turkey initiated high-level exchanges with a number of neighboring countries (beginning in January 2003) to explore the possibility of a joint effort for peace in Iraq. Turkey’s policy with regard to Iraq remains unchanged following the US-led operation. In order for Iraq to achieve lasting peace, Turkey has advocated the necessity to maintain the territorial integrity and the national unity of this country. Turkey believes Iraqi political system should be more inclusive, and all components of Iraqi society including Sunni Arabs and Turkomans should have the chance to actively participate in the political process. Therefore, permanent contacts have been held with all Iraqi groups regardless of their ethnic and religious origin and all of them have been advised to pursue a non-ethnic and non-sectarian policy through this end. Turkey is also actively committed to the reconstruction efforts in Iraq. Turkey’s aid plans are shaped up progressively according to the requirements on the ground and security developments. Turkey anticipates contributing to the areas of health and education in Iraq’s reconstruction, as well. To date, Turkey has pledged $50 million to Iraq, to be utilized through bilateral projects, and deposited $1.2 million to the World Bank and UNDG trust funds. Turkey also supports the efforts toward restoration of security and stability in Iraq and the establishment of representative democratic government in Iraq. Turkey furthermore extended $5.4 million in humanitarian assistance and $2.3 million in technical-vocational assistance to the Iraqi people since the beginning of the US-led operation in Iraq.
     Turkey, as a neighbor to Iraq, was one of the countries hardest hit by the United Nations sanctions against this country during and following 1991 with a calculable loss of over $100 billion. The US-led coalition’s military operation in 2003 against Iraq added extra economic and financial pressure on Turkey. Since the beginning of the military operation in March 2003, the operations of the Kirkuk-Yumurtayk Oil Pipeline have not fully resumed. Turkey is presently trying to restore strong commercial ties with Iraq.
     Turkey and Afghanistan have historically enjoyed close relations. Turkey is committed to the restoration of peace and stability in Afghanistan and supports the Bonn Agreement. Turkey participated in the International Security Assistance Force (‘ISAF’) in Afghanistan since its inception and assumed command of ISAF II between June 2002 and February 2003, and command of ISAF VII between February 2005 and August 2005. Turkey continues to contribute to this force, while also providing training for the Afghan National Army and police force. Turkey has similarly undertaken a number of reconstruction projects in the fields of education, health and agriculture. The Government first pledged $10 million over a period of five years for the reconstruction of

Afghanistan, but this amount has already been surpassed. Later Turkey decided to increase its pledge to Afghanistan to $100 million to be used to fund a series of projects in the coming years. The actual contribution to Afghanistan’s reconstruction efforts during just the first two years following the Bonn Agreement has reached approximately $29 million by the end of 2005.
     Consistent with its view towards enhancing and diversifying its relations and cooperation on a global scale, Turkey is exploring the ways and means to improve bilateral economic, cultural and political relations with Asian countries, particularly with China, India, Japan, South Korea and Australia.
     Moreover, Turkey attaches importance to furthering its relations and cooperation with African countries, evidenced by a 1998 action plan which aims to develop Turkey’s relations with Africa as a whole, and eventually by the declaration of the year 2005 as the “Africa Year”. In this spirit, Turkey opened the first African branch of the Turkish International Cooperation Agency in Addis Ababa in October 2004 and second branch in May 2006 in Khartum. These offices will serve as a coordination center for Turkish humanitarian and development assistance to Africa. Turkey is considering similar offices in other parts of Africa in the near future. Turkish Airlines included Addis Ababa, Khartoum and Lagos to its flight destinations in 2006, and is presently considering other routes in Africa. Turkey is planning to organize an event in the shape of a high level gathering in late 2007 or early 2008, to which Heads of State or Ministers of Foreign Affairs from Africa will be invited, to crown a long term Turkish action plan for Africa. Turkey also intends to work closely with intra-continental organizations such as the New Partnership for Africa’s Development (“NEPAD”).
     Since the late 1990’s, Turkey has been implementing an action plan for Latin America in order to foster closer relations with the Latin American and Caribbean states. In the preparation of this plan, special emphasis has been placed to develop economic and trade relations as well as to enhance political dialogue and diversify cultural and consular relations with the countries in the region.
     The action plan, which has been implemented in close collaboration with the relevant public authorities and private organizations since then is regularly revised and updated in accordance with the changes in circumstances as well as achievements in this regard.
     Since the implementation of this plan, we have concluded several bilateral agreements with the countries of the region with the aim of preparing the legal framework of our relations in various fields and managed to enhance political, economic and cultural as well as defence cooperation with them. Our economic and trade relations with the countries of the region also displayed a remarkable increase and overall trade volume reached US $2.5 billion in 2005.
     In line with the action plan to foster bilateral relations with the countries in the hemisphere, Turkey has also obtained permanent observer status at the Organization of American States (“OAS”) as well as the Association of Caribbean States (“ACS”), two outstanding political and economic bodies in the region and signed framework cooperation agreements with these organizations with a view to identifying concrete cooperation areas in the future. Since then, Turkey has been participating in the Annual General Assemblies of these two organizations as observer country and contributes financially to their activities, especially in the fight against terrorism and the establishment of disaster relief operations as well as cultural programs.
     Turkey has recently declared the year 2006, as the “Year of Latin America” manifesting Turkey’s growing interest in Latin American countries. A new “Action Plan”, implementation of which will continue in the following years with the aim of further enhancing and diversifying the relations between Turkey and the Latin American countries in various fields was prepared and put into action.
ECONOMY
BACKGROUND
     After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution towards a greater reliance on market forces and trade liberalization became apparent. In order to complete this process, international capital markets were entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European Community both began in 1996. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey is also reflected by the strong performance of the Turkish economy in the last decade despite the existence of an unfavorable international environment.
     Turkey’s real GNP growth rate averaged approximately 3.9% during the period from 1995 to 2005. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Turkey’s external debt levels rose in absolute terms from $79.4 billion in 1996 to approximately $170.6 billion in 2005. See “Debt-External Debt and Debt Management.”
     In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy, which is referred to as “shuttle trade”, includes significant amounts of activity in the agricultural sector and in trade with the republics consisting of the Commonwealth of Independent States (“CIS”) (Azerbaijan, Armenia, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Uzbekistan and Ukraine). Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of the Republic. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS republics. See “Foreign Trade and Balance of Payments-Current Account.”
GROSS NATIONAL PRODUCT
     Beginning in 2000, a program was initiated in conjunction with the IMF Stand-By Arrangement to reduce inflation and foster an environment for sustainable growth. Accordingly, economic activity, which had been declining since the last quarter of 1998, started to recover in 2000. In 2000, Turkey’s real GNP increased by 6.3%, mainly stemming from an 8.9% increase in domestic demand (excluding stock building). In addition to more stable political and economic outlooks and diminished uncertainties, falling interest rates and sizable real interest payments were the main factors behind the sharp increase in domestic demand.
     After two consecutive financial crises in November 2000 and February 2001, GNP and GDP declined by 9.5% and 7.5%, respectively, in 2001. In 2001, total domestic demand decreased by 15.1% as net exports increased by 12.3%. The decline in GDP was partially offset by increases in net exports despite deep domestic demand deficiencies.
     Following the severe financial recession in 2001, the economy recovered in 2002 and GDP increased 7.9%. In 2002, value added increased 6.9% in the agriculture sector, 9.4% in the industrial sector and 7.5% in the services sector. Economic growth was mainly in stock building and foreign demand. Domestic demand increased 1.7% and the contribution of stock building to GDP growth was 7.1% in 2002. Private consumption increased 2.1% in 2002, but private fixed investment declined by 5.3% in 2002. The growth of the Turkish economy since 2002 demonstrates Turkey’s increasing economic stability.
     Economic growth was robust in 2003 as the GDP growth rate was 5.8%, which exceeded the target. Economic growth was driven by exports, improved consumer and business confidence and reduced interest rates. As a result of severe weather conditions and drought, agricultural value added declined by 2.5% in 2003. Value added in the industry and service sectors increased by 7.8% and 6.7%, respectively, in 2003. Export growth fueled confidence and induced private consumption and investment. Reductions in government consumption and investment and the net negative contribution of foreign trade as a result of growing imports did not hinder the economic recovery. In 2003, private consumption and private fixed investment increased by 6.6% and 20.3%, respectively.
     In 2004, GDP increased by 8.9%, surpassing the program target level. GDP growth was spurred by increases in private sector fixed investments and consumption expenditures, respectively caused by a 60.3% increase in machinery equipment investment and rises in durable and semi-durable goods from delayed demand. Due to high domestic demand for imported goods and services, growth was negative in net exports of goods and services. Also, due to a tight fiscal policy in 2004, neither public investments nor public consumption contributed positively to GDP growth.
     In 2005, GDP increased by 7.4% which is above the program target level of 5%. Private sector fixed investments and consumption expenditures play an important role in this GDP growth, particularly the 21.4%

increase in machinery equipment investment, 29.9% increase in building construction and 15% increase in durable goods. Similar to 2004, due to high domestic demand for imported goods and services, the contribution of net exports of goods and services is negative.
     The following table presents the components of real GNP and related figures for the years indicated:
Table No. 2
Gross National Product

	2001	2002	2003	2004	2005(1)
	(in billions of Turkish Lira)
At constant 1998 prices
GNP	48,351	52,188	55,251	60,698	63,733
Foreign balance	(1,280)	(734)	675	2,692	3,290

Total domestic demand	47,070	51,454	55,926	63,390	67,023

Allocation of Domestic Demand
Fixed Investment
Public	2,929	3,227	2,949	2,816	3,471
Private	5,956	5,323	6,514	9,429	10,565

Total fixed investment	8,885	8,550	9,463	12,245	14,036
Consumption
Public	6,340	6,474	6,415	6,529	6,595
Private	33,185	34,286	36,329	40,302	48,982

Total consumption	39,525	40,760	42,744	46,831	42,387

GNP (at current prices)	176,483,953	275,032,366	356,680,888	428,932,343	486,401,032
Turkish Lira/U.S. dollar (annual average)	1,222,921	1,504,598	1,495,307	1,422,511	1.3408	(2)
GNP (at current prices, millions of dollars)	144,313	182,795	238,534	301,532	362,769
Population (mid-year, in thousands)	68,365	69,302	70,231	71,152	72,065
Per capita GNP (at current prices, in dollars)	2,110	2,634	3,390	4,227	5,008

(1)	Estimate.

(2)	YTL. Since 2005, a new Turkish lira has been used. 1YTL=1 million TL
Source: SPO.
GROSS DOMESTIC PRODUCT
     There has been a significant change in the structure of economic activity in Turkey since the 1980s. The share of the industrial sector in GDP rose in the 1980s and has remained relatively stable in the 1990s. The share of the agricultural sector in GDP fell throughout the 1980s but has been relatively stable in the 1990s. The share of the services sector has continued to increase in the 1980s and 1990s.
     In 2005, GDP increased by 7.4%, compared with an increase of 8.9% in 2004. The industrial sector, which includes mining, manufacturing and energy, accounted for 25.4% of GDP in 2005, compared with 24.9% in 2004. In 2005, the agricultural sector’s share of GDP was 10.3%, compared with 11.2% in 2004, and the services sector was 64.4% of GDP in 2005, compared with 63.9% in 2004.
     The following table presents changes in the composition of GDP at current prices for the periods indicated:
Table No. 3
Composition of GDP by Sector
(at current prices)

	2001	2002	2003	2004	2005
	(percentage of total)
Agriculture	12.1	11.6	11.7	11.2	10.3
Industry	25.7	25.2	24.7	24.9	24.5
Mining	1.2	1.0	1.1	1.2	1.4
Manufacturing	20.6	20.1	20.0	20.4	20.8
Energy	3.9	4.1	3.6	3.3	3.2
Services	62.2	63.2	63.6	63.9	64.4
Construction	5.2	4.1	3.5	3.6	4.4
Trade	21.0	20.2	19.8	20.6	20.5

	2000	2001	2002	2003	2004	2005
	(percentage of total)
Transportation and communications	14.2	15.8	15.1	15.0	14.4	14.7
Government	10.1	10.4	10.0	10.2	9.9	9.8
Other	13.1	9.8	13.8	15.1	15.4	15.0
GDP Total	100.0	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT.
     The following table presents real growth in output for GDP for the periods indicated:
Table No. 4
GDP Growth by Sector
(at 1987 prices)

	2001	2002	2003	2004	2005
	(by percentage)
Agriculture	(6.5)	6.9	(2.5)	2.0	5.6
Industry	(7.5)	9.4	7.8	9.4	6.5
Mining	(8.8)	(4.4)	(2.9)	2.6	12,8
Manufacturing	(8.1)	10.4	8.6	10.1	6.1
Energy	(2.1)	8.0	5.7	6.1	7,5
Services	(7.7)	7.5	6.7	10.2	8.2
Construction	(5.5)	(5.6)	(9.0)	4.6	21.5
Trade	(9.4)	11.0	8.1	12.8	7.4
Transportation and communications	(5.3)	6.0	8.4	6.8	8.8
Government	1.6	0.7	0.8	1.2	0,8
Other	(11.0)	10.7	10.1	—	—
GDP Total	(7.5)	7.9	5.8	8.9	7.4

Source:	TURKSTAT.
PRINCIPAL INDUSTRIES
     Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.
     In 2000, the industrial sector value added increased by 6.0%. This increase resulted primarily from the 10.5% increase in private sector industrial production, and the industrial sector accounted for 23.3% of GDP and 18.2% of total civilian employment.
     In February 2001, Turkey entered into a deep recession. Capacity utilization rates in private manufacturing industry decreased to 66.7%, compared to 74.4% in 2000. In 2001, the industrial sector value added decreased by 7.5%. This decline in industrial production stemmed primarily from the contraction in domestic demand and a decrease in imports. As a result, private sector industrial production declined by 10.7% in 2001. In the same year, the industrial sector accounted for 25.7% of GDP and 17.5% of total civilian employment.
     In 2002, the economy began another growth period. The industrial sector value added increased by 9.4%, resulting mainly from the 13.4% increase in private sector industrial production. The industrial sector accounted for 25.2% of GDP and 18.5% of total civilian employment in 2002.
     In 2003, the industrial sector value added increased by 7.8%. In the same year, value added increased by 8.6% in the manufacturing industry, resulting mainly from the 13.3% increase in production in private sector manufacturing. In 2003, the industrial sector accounted for 24.7% of GDP and 18.2% of total civilian employment.
     In 2004, total industrial production and manufacturing industry production increased by 9.8% and 10.4%, respectively, compared to the same period in 2003. The capacity utilization rate for Turkey’s private manufacturing sector rose to 79.9% and the industrial sector value added increased by 9.4%. In the same year, value added increased by 10.1% in the manufacturing industry, resulting mainly from the 12.8% increase in production in the private manufacturing sector. The industrial sector accounted for 24.9% of GDP and 18.4% of total civilian employment in 2004.

     The industrial sector value added increased by 6.5% in 2005. Total industrial production increased by 5.4% and the private sector capacity utilization ratio was approximately 78.9%. In the same year, value added increased by 6.1% in the manufacturing industry, resulting mainly from the 5.3% increase in production in the private manufacturing sector. The industrial sector accounted for 25.4% of GDP and 19.4% of total civilian employment (excluding construction) in 2005.
     The following table presents industrial output for selected products for the periods indicated:
Table No. 5
Industrial Output

	Years				Percentage Change
	2001	2002	2003	2004	2005	2002/01	2003/02	2004/03	2005/04
	(in thousands of metric tons, unless otherwise indicated)
Mining
Hard Coal(1)	3,639	3,132	2,998	2,843	3,050	(9.0)	(9.5)	(5.2)	7.3
Lignite(1)	56,543	48,187	42,938	39,223	55,626	(14.8)	(10.9)	(8.7)	41.8
Crude Oil	2,551	2,440	2,375	2,276	2,281	(4.3)	(2.7)	(4.2)	0.2
Manufacturing
Filtered Cigarette (tons)	126,082	131,366	111,859	106,738	104,106	4.2	(14.8)	(4.6)	(2.5)
Raki & Beer (Mil liters)	764	796	841	867	938	4.1	5.7	3.0	8.2
Newsprint	88	54	20	0	19	(38.5)	(62.9)	—	—
Craft Paper	43	37	15	0	44	(12.7)	(58.7)	—	—
Sulfuric Acid	576	630	546	283	165	9.3	(13.3)	(48.2)	(41.7)
Polyethylene (tons)	206,526	201,380	191,034	191,683	273,588	(2.5)	(5.1)	0.3	42.7
PVC+PCC Comp (tons)	147,174	156,539	139,974	156,584	133,266	6.4	(10.6)	11.9	(14.9)
LPG	732	758	774	775	767	3.5	2.1	0.2	(1.0)
Naphtha	2,056	1,525	1,378	1,638	1467	(25.9)	(9.6)	18.9	(10.4)
Gasoline	3,027	3,831	3,621	3,575	3,734	26.6	(5.5)	(1.3)	4.4
Gas Oil	7,579	7,736	8,086	7,673	7,549	2.1	4.5	(5.1)	(1.6)
Fuel-Oil	7,250	6,835	6,888	6,979	6,389	(5.7)	0.8	1.3	(8.5)
Bottles & Glass Articles	1,141	1,242	1,315	1,229	1,058	8.9	5.9	(6.6)	(13.9)
Crude Iron	5,289	5,012	5,694	5,836	—	(5.2)	13.6	2.5	—
Steel Ingot	14,382	16,046	17,644	19,859	0	11.6	10.0	12.6	—
Blistered Copper (tons)	24,792	19,375	14,425	11,860	0	(21.8)	(25.5)	(17.8)	—
Alumina (tons)	145,993	152,869	162,174	169,991	112,558	4.7	6.1	4.8	(33.8)
Cement	30,125	32,577	35,077	38,019	41,669	8.1	7.7	8.4	9.6
Tractor (No.)	15,054	10,371	29,288	38,240	38,155	(31.1)	182.4	30.6	(0.2)
Automobile (No.)	226,795	259,812	425,409	617,771	635,137	14.6	63.7	45.2	2.8
Truck (No.)	7,056	12,223	18,707	31,125	39.324	73.2	53.0	66.4	26.3
Bus and Minibus (No.)	12,446	15,506	43,458	64,006	64,230	24.6	180.3	47.3	0.3
Energy
Electrical Energy (Mil. Kwh)	122,725	129,367	140,129	149,881	161,741	5.4	8.3	7.0	7.9
Value Added in Industry (At 1987 Prices) (Bil TL)	31,207	34,142	36,793	40,234	42,840	9.4	7.8	9.4	6.5

(1)	Pithead production.
Sources: TURKSTAT, SPO.
ENERGY
     Geographically, Turkey is in close proximity to 70% of the world’s energy resources. In 2005, Turkey imported 79.0% of its total energy requirements. In 2005, petroleum imports constituted 37.7% of total energy consumption. In addition, in 2005, Turkey imported 13.5 million metric tons oil equivalent of coal and 24.3 million metric tons oil equivalent of natural gas.

     In 1989, approximately 64% of Turkey’s crude oil imports came from Iraq. Following the UN’s embargo on Iraq, Turkey met its oil import needs from other sources, principally Saudi Arabia and Iran, although the cost (including transportation costs) of such imports increased substantially. After 1995 and until the US-led invasion in 2003, Iraq was permitted to sell a limited amount of oil in exchange for food, medicine and other humanitarian products. In 2005, 4.2% of Turkey’s crude oil imports originated from Iraq, compared to 5.8% in 2004.
     The following table presents Turkey’s oil imports by sources for the years indicated:
Table No. 6
Oil Imports

	2001	2002	2003	2004	2005
Iraq	563	1,238	1,255	1,389	976
Iran	4,894	4,539	7,029	5,968	6,887
Libya	4,414	3,900	4,580	4,906	4,540
Saudi Arabia	3,525	3,865	3,868	3,450	3,494
Russia	4,582	3,927	4,565	6,334	6,997
Syria	2,432	2,404	1,430	1,029	324
Algeria	80	267	240	397	—
Egypt	—	103	74	—	—
United Arab Emirates	—	—	—	—	—
Tunisia	71	65	43	—	—
Azerbaijan	—	—	33	28	141
Georgia	141	—	—	29	31
Kazakhstan	43	—	22	150	—
Italy	—	504	395	150	—
Others	2,497	2,850	563	—	—

Total Crude Oil Imports	23,243	23,662	24,096	23,830	23,390
Petroleum Products Imports	5,792	7,534	8,111	9,715	—

Source:	Ministry of Energy and Natural Resources (MENR)
     Energy development and power generation have been priority areas for public investment. In particular, Turkey is developing hydroelectric sources and embarked on a power and irrigation project (known as “GAP”) in Southeastern Anatolia in the early 1980s. The project region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. It is planned that upon completion of GAP, approximately 1.8 million hectares (4.5 million acres) of land will be irrigated, and its power generating capacity will be approximately 7,500 MW. The total cost of GAP is expected to be $24.5 billion (excluding expropriation and overhead costs). The installed capacity of GAP hydropower plants in operation was 5518 MW as of December 31, 2005 (74% of the total generating capacity of GAP). In addition, as of December 31, 2005, approximately 13% of the total irrigation was completed, 8% was under construction and 79% was at the planning and final design level.
     Market Reform and Restructuring
     Turkey has achieved significant progress in establishing competitive market structures in the energy sector by increasing overall economic efficiency and encouraging new entry and investments since 2001. The Energy Market Regulatory Authority (EMRA), established in 2001, regulates the electricity, natural gas, petroleum and LPG markets as per the provisions of the Market Laws. Independent market regulation and supervision, as provided by EMRA, is intended to ensure a sufficient supply of quality, low cost energy in a reliable manner.
     Natural Gas
     Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is utilizing natural gas to an increasing extent, both from its own reserves and from abroad, having established long-term purchase agreements with the Russian Federation, Algeria, Nigeria, Iran and Azerbaijan. Turkey has very limited domestic gas reserves and national gas production represents approximately 3% of the total domestic demand. Consequently, nearly 97% of natural gas demand is satisfied by the Petroleum Pipeline

Corporation of Turkey (BOTAŞ), which is Turkey’s sole natural gas importer. At present, BOTAŞ has 8 long-term sale and purchase contracts with 6 different supply sources.
     In 2005, primary natural gas supply amounted to 27.3 bcm or approximately 27% of the total energy supply. By the end of 2005, plants fired by natural gas represented 33% of the total installed capacity. Distribution is carried out by local distribution companies. At present, six major cities are supplied with natural gas (Ankara, Istanbul, Bursa, Izmit, Eskisehir and Adapazari).
     Turkey began importing 6 bcm of natural gas from the former Soviet Union in 1987 under an agreement signed in 1986. Another agreement was signed in 1998 for the delivery of 8 bcm of natural gas through TURUSGAZ (a BOTAŞ, GAZPROM and GAMA joint venture company) from the western pipeline. Also, in 1997 a Natural Gas Sale and Purchase Agreement was signed between BOTAŞ and GAZEXPORT for the supply of 16 bcma of Russian gas to Turkey through the Black Sea.
     In order to diversify the natural gas supply sources and increase the supply security of Turkey, Turkey and Algeria entered into a 20-year term LNG Purchase Agreement in 1988. In 1995, an amendment to the agreement with Algeria was signed to increase the import volume from Algeria from 2 bcma to 4 bcma. In addition, BOTAŞ and Nigeria signed an LNG Sale and Purchase Agreement in 1995 for 1.2 bcma of natural gas equivalent of LNG. Turkey and Iran entered into a Natural Gas Sale and Purchase Agreement in 1996 for the supply of 10 bcma of Iranian natural gas to Turkey. Turkey has also entered agreements with Turkmenistan and Azerbaijan for the purchase of natural gas. Baku-Tblisi-Erzurum Pipeline is expected to be commissioned by the end of 2006, transporting gas from Azerbaijan to Turkey.
     An agreement was initiated with Egypt providing for the delivery of Egyptian natural gas to Turkey though a pipeline crossing the Mediterranean Sea.. Turkey also has a contract to receive 10 bcm of natural gas from Iraq.
     In 2005, Turkey imported 17.5 bcm of natural gas from the Russian Federation and 4.2 bcm of natural gas from Iran. Turkey also imported 3.8 bcm and 1.0 bcm of natural gas equivalent of LNG from Algeria and Nigeria, respectively.
     Recent analyses suggest that natural gas demand will increase parallel to the growth expected in primary energy demand. Forecasts indicate that natural gas demand will reach 44 bcm in 2010 and 63 bcm in 2020.
     Turkey’s domestic natural gas transmission system is approximately 8,000 km in length. The length of national transmission network is planned to reach approximately 10,000 km, enabling the delivery of natural gas to more than 60 city centers in the following five years.
     The Natural Gas Market Law was enacted on May 2, 2001 to foster competition in natural gas sector. Pursuant to the Law, the BOTAŞ monopoly structure will be gradually decreased, supply, transmission and distribution activities in the natural gas market will be organized and current legislation and applications will be harmonized with EU regulations. According to the law, companies are able to import, export, wholesale, transmit, distribute and store natural gas after obtaining a license from EMRA. Free entry in all segments of the market began in November 2002. See “Restructuring the Electricity Sector” below.
     In the framework of the Natural Gas Market Law, EMRA has provided importation, transmission and storage licenses to BOTAŞ. BOTAŞ is currently conducting studies to transfer the natural gas purchasing contracts.
     Restructuring the Electricity Sector
     Significant steps have been made recently towards a fundamental restructuring of the electricity sector. The new Electricity Market Law came into effect in March 2001, with the objective of developing a transparent and competitive electricity market, achieving stability of supply, and ensuring high quality and inexpensive electricity. The most important aspect of the restructuring is the central role of competition in ordering the market. The law provides a framework for the establishment of institutions and addresses the following structural regulations:
•	Creates a new independent Energy Market Regulatory Authority (“EMRA”), governed by the Energy Market Regulatory Board, which is responsible for regulatory functions such as licensing, tariff setting and market monitoring.

•	Requires participants in defined market segments (generation, transmission, distribution, wholesale (trading) and retail) to be licensed by EMRA. It also requires that separate accounts be maintained for each licensed activity and location, each with specific rights and obligations.

•	Requires bilateral contracting between market participants, thus implying a residual balancing mechanism to operate the transmission system; a compulsory pool type wholesale market is excluded.

•	Provides competition, which began in March 2003, for consumers directly connected to the transmission system or with annual consumption of more than 9 GWh. This eligibility threshold was redetermined in January 2005 as 6 GWh, which corresponds to approximately 32 % of the market at present. A 100% threshold is expected by 2011.

•	Provides for non-discriminatory and regulated third party access to the electricity grid and distribution system.
     Since September 3, 2002, the electricity market has been active and several regulations were enacted as secondary legislation by EMRA.
     The electricity sector in Turkey was dominated by two state-owned companies, the Turkish Electricity Generation and Transmission Company (“TEAS”) and the Turkish Electricity Distribution Company (“TEDAS”). Further structural separation of TEAS into three separate companies covering generation, trading and transmission activities was implemented on October 1, 2001. The companies, Turkish Electricity Transmission Corp. (“TEIAS”), Electricity Generation Corp. (“EUAS”) and Turkish Electricity Trading and Contracting Corp. (“TETAS”) are now legally in operation.
     Several models such as the Build-Operate-Transfer (the “BOT Model”), the Build-Own-Operate (the “BOO Model”), the Transfer of Operating Rights (the “TOOR Model”) were developed previously to provide effective means to attract foreign and domestic investment. There are 24 plants in operation based on the BOT Model with total capacity of 2449 MW, whereas approximately 6100 MW of capacity was built through the BOO Model. Two plants comprising a total of 650 MW of capacity are producing electricity based on the TOOR Model. However, the desired outcome was not obtained through application of these models and they were abolished pursuant to the provisions of the new Electricity Market Law, which envisages a competitive electricity market.
     Auto-production is related to Law No. 3096 by Decree No. 85/9799 which allows the MENR to grant permission for industrial plants, residential complexes with more than 5000 dwellings, five star hotels, industrial zones, universities and municipal institutions to generate their own electricity. At present, approximately 176 auto-producer plants generate an annual power output corresponding to approximately 10.6% of the total electricity generation and 57 Independent Power Producers (‘IPP’) generating 2246 MW which constitutes approximately 6.7 % of total electricity generation.
     Turkey consumed 161 billion kilowatt-hours (kWh) of electricity in 2005. Installed capacity has reached approximately 39 GW. According to the demand forecast for the short to medium term, significant growth rates in demand (7-8% per annum) is expected in the coming years, which implies the need for substantial new capacity to ensure security of supply.
     According to the forecasts, Turkey will need 56 GW of new capacity until 2020 according to the high demand scenario. The low demand scenario will necessitate 40 GW of new capacity addition. Turkey attaches utmost importance to utilization of the remaining lignite and hydro potential in a cost-effective manner. Further diversification in electricity supply in fuel types and technologies is a priority in this context.
     With the enactment of the Electricity Market Law, incentives for the development of renewable energy have been promoted. In this context, a separate Law was enacted in May 2005 to promote renewable-based electricity generation within the market. The Law introduces feed-in tariffs and purchase obligations for distribution companies from certified renewable energy producers. However, the feed-in tariff system is only a transition scheme and market-based mechanisms will eventually be used. Furthermore, a $200 million Renewable Energy Project Loan provided by the World Bank was signed in May 2004 and is available for investors seeking to generate electricity from renewable energy sources.
     The current structure resulting from efforts to increase private sector participation in the power sector is a critical issue at the current stage of the transition to a fully competitive market framework. The Strategy Paper for the Electricity Market Reform and Privatization endorsed by the High Planning Council in March 2004 outlines the steps to be taken towards a functioning competitive market, which includes the privatization of distribution assets and generation plants. Studies on privatization are underway and the privatization process will begin in the distribution sector, followed by the generation sector.
     Transmission ownership and market operation functions will be under Government control through the Turkish Electricity Transmission Co. (“TEİAŞ”), as a result of the monopolistic nature of the transmission activity.
     Electricity Interconnections
     Turkey already has the following existing interconnections with neighboring countries:
•	Bulgaria: two interconnections, each 400 kV

•	Azerbaijan (Nahcievan): two interconnections, one at 154 kV and the other at 34.5 kV

•	Iran: two interconnections, one at 400 kV and the other at 154 kV

•	Georgia: one interconnection at 220 kV

•	Armenia: one interconnection at 220 kV (which is not currently functioning because the 220/154 kV transformer in Kars (Turkey) has been removed)

•	Syria: one interconnection at 400 kV

•	Iraq: one interconnection at 400 kV (currently energized at 154 kV)

•	Greece: one link at 400 kV (in the construction phase)
     Although Turkey is connected to all these countries, none of the interconnectors can be operated with a synchronous parallel mode of operation. The synchronization of the Turkish power system with neighbouring countries in the East and Southeast is not possible at this time for technical reasons. However, technical studies for the synchronization of the Turkish power system with Union for the Coordination of Transmission of Electricity (“UCTE”) through interconnectors with Bulgaria are at the first stage and studies relating to the planned Greece interconnector currently under construction are at the second stage.
     In addition to technical problems, it is unlikely that the Turkish power system will synchronize with any of its Eastern and Southeastern neighbors except Syria because the UCTE has very strict rules for the extension of the interconnected network. The synchronization of the Turkish and Syrian power systems is within the scope of the Mediterranean Electric Ring (“MEDRING”) study, which is being undertaken with the financial support of the EU, and is designed to investigate the synchronization of all power systems in the vicinity of the Mediterranean.
     If the outcome of this study is positive and UCTE approves it, synchronization in Turkey may be possible in the future.
     Because of the lack of synchronicity among the interconnectors, all the interconnectors of Turkey are operated in island mode (i.e. supplying an island form in the Turkish power system from the power system of the neighbouring country or vice versa). Currently:
•	300 million kWh/year of energy is imported at 70 MW peak power from Turkmenistan to Turkey via Iran through the 400 kV Iran (Khoy)-Baskale (Turkey) interconnection line (from December 12, 2003 until 2006);

•	350-400 million kWh/year of energy is exported at 30-40 MW peak power from Turkey to Nahcievan through the 154 kV Igdir (Turkey)-Babek (Nahcievan) interconnection line; and

•	Approximately 750-800 million kWh/year of energy is exported at 100 MW peak power from Turkey to Iraq through the 400kV Turkey (PS3)-Iraq (Zakho) interconnection line which is energized at 154 kV.

     Crude oil and natural gas pipeline projects
     As the energy bridge between the East and West, Turkey participates in various regional and inter-regional interconnection projects to meet its own energy demand and to act as an important actor in transportation of hydrocarbons
     As an economically feasible and environmentally sound project for the transportation of crude oil produced mainly in the Azeri-Chirag-Guneshli offshore fields of Azerbaijan developed by AIOC, the Baku-Tbilisi-Ceyhan Crude Oil Pipeline is under the sponsorship of a group of petroleum companies (currently BTC Co., formerly known as MEP Participants) led by BP Exploration (Caspian Sea) Ltd. Other current shareholders are SOCAR, Unocal BTC Pipeline Ltd, Statoil BTC Caspian As, TPAO, ENI, TotalFinaElf, Itochu Oil Exploration (Azerbaijan) Inc., INPEX, ConocoPhillips, and Amerada-Hess (“BTC”) Ltd. The Intergovernmental Agreements and the Host Government Agreements, having been signed by Azerbaijan, Georgia, Turkey and MEP Participants, constitute the legal framework for the project.
     BOTAS, as a turn-key contractor, undertook the basic engineering studies, the detailed engineering stage and the Land Acquisition and Construction phase of the project.
     The Basic Engineering studies, which began on June 15, 2000, were completed successfully on May 15, 2001. The Detailed Engineering studies began on June 19, 2001 and were officially completed on August 28, 2002. The Land Acquisition and Construction phase of the Project was initiated on August 29, 2002. All contracts relating to pipeline, pump stations, export terminal, scada and telecommunications and all main supply contracts (Line Pipe, Line Valves, Pumps & Drivers, Metering Systems, etc.) were awarded on September 20, 2002. First inauguration ceremony of the pipeline was held in Baku on May 25, 2005 for the occasion of first oil filling to the line. The BTC Pipeline, as the pioneer of the east-west hub to connect energy supplies in the Caspian region and Central Asia to Western markets, has a capacity of 50 million tons of crude oil per annum and is expected to remain operational for 40 years.
     The EU Commission has assessed the strategic potential of Turkey in transporting oil and gas to European markets. The framework of the EU program is anticipated to initiate activities for a gas pipeline between Turkey and Greece with the objective of establishing the South European Gas Ring which would allow for the resources of the Caspian basin, Russia, the Middle East, Southern Mediterranean countries and other international sources to flow through Turkey to European markets.
     As the first step of the South European Gas Ring Project, the Interconnector Turkey-Greece (“ITG”) project was started in July 2000. The economic feasibility study of the Project was completed in March 2002. The EU Commission agreed to finance 50% of the cost of engineering and studies of the Interconnector Turkey-Greece Project. The Grant Agreement was signed in December 2002. The Intergovernmental Agreement was signed in February 2003 and the Natural Gas Sale and Purchase Agreement was signed on December 2003. Engineering studies of the Turkish section were completed at the end of 2003. The land acquisition and construction phase started on July 3, 2005. Following the realization of the Interconnector Turkey-Greece (ITG), Turkey will supply some of the Greek demand by 2006. The interconnection line between the two countries will be extended to Europe through multiple routes.
     The studies between BOTAŞ, the Italian firm EDİSON and DEPA have been started in order to expand the Turkey-Greece Natural Gas Pipeline Project to Italy, by a pipeline passing through the Adriatic Sea. The Interconnector Turkey-Greece Project will likely become the Interconnector Turkey-Greece-Italy Project in the near future. The feasibility studies regarding the connection to Italy were completed. Negotiations are under way for participation of BOTAŞ to the agreement that was signed by DEPA and EDISON for the investment of Adriatic cross of the line. The line is expected to be operational in 2010 with a natural gas flow of 4 bcm.
     As an additional corridor, in April 2003, BOTAS and DEPA signed protocols with the gas companies of Bosnia-Herzegovina, Croatia, Slovenia, Serbia-Montenegro, Macedonia and Albania.
     Another route, which is planned to pass through Bulgaria, Romania, Hungary and Austria (the NABUCCO Project), will be another of Turkey’s transport routes to Europe. To this end, BOTAS is cooperating with OMV Erdgas of Austria, MOL of Hungary, Transgaz of Romania and Bulgargaz of Bulgaria. In October 2002, the Cooperation Agreement was signed by the five companies in Vienna to start technical and financial studies. Technical and economical feasibility studies of the NABBUCO Project were completed at the end of 2004 with the financial support of EU TEN Funds.. The project will ultimately transport up to 25.5 to 31 bcma of natural gas from sources to the east of Turkey especially Caspian Region and the Middle East through the transit countries of Bulgaria, Romania and Hungary. Total length of pipeline will be approximately 3,282 km. The pipeline is expected to be operational by 2011.
     By the realization of the Turkey-Greece-Italy and NABUCCO Projects, Turkey will become the fourth artery in EU gas supplies.
     The following table presents Turkey’s energy supply (by resource) for the years indicated:
Table No. 7

	Energy Supply
	2001		2002		2003		2004		2005
		%		%		%		%		%
	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total
Domestic Production
Petroleum	2.7	3.5	2.5	3.2	2.5	3.0	2.3	2.6	2.2	2.4
Coal	12.9	17.0	11.8	15.0	11.0	13.1	10.6	12.1	13.4	14.5
Hydroelectric	2.1	2.7	2.9	3.7	3.0	3.6	4.0	4.6	3.6	3.9
Natural Gas	0.3	0.4	0.3	0.4	0.5	0.6	0.6	0.7	0.4	0.4
Other	7.3	9.6	7.2	9.1	7.0	8.3	6.9	7.9	7.3	7.9

	25.2	33.2	24.7	31.4	24.0	28.6	24.4	27.9	26.9	29.1

	2001		2002		2003		2004		2005 (3)
		%		%		%		%		%
	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total
Imports
Petroleum	30.7	40.4	32.9	41.8	34.0	40.5	35.3	40.3	34.5	37.7
Coal	6.7	8.9	9.6	12.2	12.2	14.5	12.3	14.1	13.5	14.7
Electricity	0.4	0.5	0.3	0.4	0.1	0.1	0.0	0.0	0,1	0.1
Natural gas	14.9	19.6	15.8	20.0	18.9	22.5	19.8	19.8	24,3	26.5

	52.7	69.3	58.6	74.4	65.2	77.6	67.5	77.1	72.4	79.0

Exports
Petroleum(2)	3.2	4.2	4.4	5.6	4.7	5.6	4.5	5.1	5.6	6.1
Electricity	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0,2	0.2

	3.2	4.2	4.4	5.6	4.7	5.6	4.6	5.2	5.8	6.3
Stock changes	1.1	1.4	(0.1)	(0.1)	(0.6)	(0.7)	0.1	0.1	-0,3	-0.3
Statistical error	0.2	0.3	(0.1)	(0.1)	0.1	0.1	0.1	0.1	0.1	0.1

Total Supply	76.0	100.0	78.7	100.0	84.0	100.0	87.5	100.0	91.6	100.0

(1)	Million metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kwh.

(2)	Includes marine bunkers.

(3)	Preliminary data.
Source: Ministry of Energy and Natural Resources (MENR)
AGRICULTURE
     Although the relative role of agriculture in Turkey’s economy has declined over the last decade, it remains an important sector. Moreover, agriculture plays an important role in supplying products to, and creating demand for, products of other sectors. Turkey’s principal agricultural products include wheat, sugar beet, barley, tobacco, grapes, figs, citrus fruits, olives and hazelnuts and tea.
     Agriculture is one of the sectors that is targeted for structural reform under the Stand-By Agreement with the IMF and assistance from the World Bank. Agricultural sector changes in 1999 significantly affected pricing policy, support purchases and subsidies. Within this framework, indirect support policies (price and input subsidies) were phased out at the end of 2002 and replaced with direct income support. Wheat prices were set closer to market rates and such prices were set at market prices by 2002 (in conjunction with the start of the direct income support system).
     The Tobacco Law No. 4733 (enacted March 1, 2002) opens up the tobacco market to competition, ensures that tobacco prices are set in a free market, and, following a restructuring process, enables the privatization of TEKEL. The Sugar Law No. 4634, effective as of 2001, envisages that sugar beet prices will be determined by a consensus between the sugar factory operators and the sugar beet producers.

     These changes are part of the Agricultural Reform Implementation Project (“ARIP”), which was put into practice in 2001 and used $600 million in funds from the World Bank. The ARIP has four components: direct income support (“DIS”) to farmers rather than price supports; some degree of choice among farmers as to the crops they will grow; elimination of government transfers to Agricultural Sales Cooperatives and Unions; and a public information campaign. DIS payments are received by farmers registered in the Farmer Registration System, which began in 2001. In this framework, DIS payments were made to 2.1 million farmers in 2001, 2.5 million farmers in 2002 and 2.8 million farmers in each of 2003, 2004 and 2005. DIS subsidies accounted for approximately 63.7% (in monetary terms) of the total budgetary transfers to agricultural producers in 2005. DIS payments totaled TL2.3 quadrillion, TL2.4 quadrillion and YTL 2.3 million for the years 2003, 2004 and 2005, respectively.
     Law No. 4572, which is intended to reduce the role of the Government in the marketing and processing of agricultural products by restructuring the agricultural sales cooperatives and unions as autonomous organizations, was put into effect in 2000.
     In 2005, agricultural value added increased by 5.6%, compared to a 2.0% increase in 2004. Agriculture accounted for approximately 10.3% of GDP and 29.5% of civilian employment in 2005.
     Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient in foodstuffs. Moreover, there have been significant improvements in the quality and productivity of its crops. These crops, such as barley, wheat, maize and soya, have become more readily marketable abroad and are relatively easy to store.
     Upon completion of the GAP project, a total of approximately 1.8 million hectares (4.5 million acres) of land are expected to be irrigated. See “Economy-Industry-Energy.”
     The following table presents Turkey’s agricultural output (by crop) for the years indicated:
Table No. 8
Agricultural Output

	Annual					Percentage Change
	2001	2002	2003	2004	2005	2002/01	2003/02	2004/03	2005/04
	(in thousands of tons)					(percentage)
Cereals
Wheat	19,000	19,500	19,000	21,000	21,500	2.6	(2.6)	10.5	2.4
Barley	7,500	8,300	8,100	9,000	9,500	10.7	(2.4)	11.1	5.6
Maize	2,200	2,100	2,800	3,000	4,000	(4.5)	33.3	7.1	33.3
Pulses
Lentils	460	500	485	480	510	8.7	(3.0)	(1.0)	6.3
Chick Peas	535	650	600	620	605	21.5	(7.7)	3.3	(2.4)
Dry Beans	225	250	250	250	210	11.1	0.0	0.0	(16.0)
Industrial Crops
Sugar Beet	12,633	16,523	12,623	13,517	14,442	29.8	(23.3)	7.1	6.8
Cotton	900	979	903	920	945	8.7	(9.7)	1.9	2.7
Tobacco	145	153	112	157	148	11.0	(0.5)	39.7	(5.8)
Oil Seeds
Cotton	1,438	1,563	1,443	1,470	1,510	8.7	(9.7)	1.9	2.7
Sunflower	650	850	800	900	950	30.8	(5.9)	12.5	5.6
Groundnut	72	90	85	80	85	25.0	(5.6)	(5.9)	6.3
Tuber Crops
Potatoes	5,000	5,200	5,300	4,800	4,200	4.0	1.9	(9.4)	(12.5)
Dry Onions	2,150	2,050	1,750	2,040	2,050	(4.7)	(14.6)	16.6	0.5
Fruit Bearing Vegetables
Watermelons and Melons	5,795	6,395	5,950	5,575	5,700	10.4	(7.0)	(6.3)	2.2
Tomatoes	8,425	9,450	9,820	9,440	9600	12.2	3.9	(3.9)	1.7
Fruits and Nuts
Grapes and Figs	3,485	3,750	3,880	3,775	4,380	7.6	3.5	(2.7)	16.0
Citrus Fruits	2,478	2,493	2,488	2,708	2,588	0.6	(0.2)	8.8	(4.4)
Hazelnuts	625	600	480	350	530	(4.0)	(20.0)	(27.1)	51.4
Apples	2,450	2,200	2,600	2,100	2,550	(10.2)	18.2	(19.2)	21.4
Olives	600	1,800	850	1,600	850	200.0	(52.8)	88.2	(46.9)
Tea	825	792	869	1,105	1,150	(4.0)	9.7	27.2	4.1
Value Added in Agriculture (at 1987 prices, billion TL)	14,923	15,948	15,549	15,863	16,756	6.9	(2.5)	2.0	5.6

Source:	TURKSTAT

SERVICES
     The services sector, which accounted for approximately 64.4% of GDP in 2005 (compared to 63.9% of GDP in 2004) and 51.1% of total civilian employment in 2005, is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport and communications, as well as finance and commerce, health, education and social services. In 2005, value added in the services sector increased by 8.2%, compared to a 10.2% increase in 2004. The increase in the services sector was attributable to increases in the trade and construction sectors.
     Trade
     In 2005, wholesale and retail value added increased by 8.1% and accounted for 16.9% of GDP as a result of increases in domestic demand and output. The trade value added increased by 7.4% in 2005, which was 20.5% of GDP
     Tourism
     Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment. As a result of these developments, in 2005, Turkey ranked eighth in tourism revenues and twelfth in number of foreign visitors in the world.
     Tourism revenues have been increasing consistently since 2000. In 2000, tourism revenues increased by 46.8% and reached $7.6 billion (approximately 3.8% of GDP). OECD countries, Turkey’s principal source of visitors, accounted for 61.7% of total tourist arrivals in 2000. In 2001, tourism revenues increased 5.9% to $8.1 billion (5.6% of GDP) and the number of foreign visitors increased approximately 11.4% compared to 2000. Tourism revenues in 2002 reached $8.5 billion and the number of foreign visitors increased by 14.0%. Tourism revenues accounted for 4.6% of GDP in 2002. Tourism revenues increased sharply to $13.2 billion in 2003 (5.5% of GDP) and the number of foreign visitors increased by 5.3%. In 2004, tourism revenues increased to $15.9 billion (5.3% of GDP) and the number of foreign visitors increased by 25.7%. In 2005, tourism revenues increased to $18.2 billion and the number of foreign visitors increased by 20.4% to 21.1 million visitors.
     The following table presents overall tourist arrivals, receipts and the percentage increase in receipts for the years indicated:
Table No. 9
Tourism

			% Increase in
Year	Total Arrivals	Total Receipts	Total Receipts
	(in millions of U.S.
	(in thousands)	dollars)	(percentage)
2000	10,428	7,636	46.8
2001	11,620	8,090	5.9
2002	13,248	8,479	4.8
2003	13,956	13,203	55.7
2004	17,548	15,888	20.3
2005	21,125	18,200	14,6

Sources: TURKSTAT, CBT
Transport and Communications
     Modernization of transport and communications has been a priority of the public sector in the past decade, and since 1996 this sector has received, on average, approximately 35% of total public sector investment.

     Including private sector investments in transport, approximately 26% of gross fixed capital formation has been allocated to transportation and communication since 1996.
     Major projects have included the construction of motorways, the modernization of the Turkish Airlines fleet, the expansion of airports and air traffic control systems, railway improvement, and the continuing improvement of road standards to higher load/axle capacity in intensive traffic areas.
     Turkish telecommunications sector was liberalized in 2004 and the sector is open to competition. Several new operators entered the market since then. Several legal regulations regarding electronic communications were put into force. Turk Telekom’s, the incumbent operator in Turkey, 55% of shares were privatized via block sale.
     Usage of telecommunication services is steadily increasing in Turkey. In the GSM market 3 operators are active. GSM penetration is 61.4% as of December 2005. On the other hand, fixed line penetration has saturated at 27% in Turkey and the fixed line infrastructure reaches almost every region including rural areas in the country. The penetration of broadband services in Turkey increased drastically in the last two years and the penetration of broadband subscribers reached 2.5% as of December 2005.
     The most significant project in the transport and communications sector is the 580-mile Turkish section of the Trans-European highway, part of which is an express highway between İstanbul and Ankara. This project was finished in 2004 and it seeks to exploit Turkey’s strategic location for trade between Europe and the Middle East.
     Total output in transportation and communication increased by 8.4% in 2003, compared to 6.0% in 2002. Transportation and communication accounted for 15.0% of GDP in 2003, compared to 15.1% in 2002, Total output in transportation and communication increased by 6.8% and accounted for 14.4% of GDP in 2004. In 2005, total output in transportation and communication increased by 8.8% and accounted for 14.7% of GDP.
     Construction
     The importance of the construction sector is underscored by the role of housing, particularly the activities of the Mass Housing Fund and, previously, the Public Participation Administration, the development of industrial facilities and commercial buildings, and the implementation of public infrastructure improvements. Also, domestic and international contracting and engineering services are important to the value added and employment potential of Turkey. With its strong knowledge, experience and human resource capacity, the Turkish construction and contracting sector is competitive in foreign markets.
     The construction sector’s growth rate was minus 5.5% in 2001, as a result of the serious economic crises at the end of 2000 and the beginning of 2001. The growth rate of the construction sector declined by 5.6% in 2002 and 9% in 2003 mainly because of a decline in public sector investment due to strict implementation of fiscal policy measures in accordance with the program targets. In 2004, value added in the construction sector began to grow, and growth rate reached 4.6% and 21.5% at the end of 2004 and 2005 respectively.
     From 2001 until the end of 2003, the construction sector was negatively affected by stagnation in the local market as a result of the crisis in 2000 and 2001. Public sector investments remained at a low level, preventing the improvement in the construction sector. Nevertheless, long term and low cost credits supplied to housing at the beginning of 2004 have increased the housing demand considerably. Building and occupancy permits given by municipalities increased by 42% and 60%, in square meters terms, in 2005 compared to 2004.
     The construction and contracting sector maintains a competitive position in some foreign markets increasing its market place starting from $1.55 billion in 2001 to $9.4 billion in 2005. The total contracting amount is expected to reach nearly $12 billion in 2006.
EMPLOYMENT AND WAGES
     The total civilian labor force in Turkey was 24.565 million people in 2005. Turkey has a large reservoir of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly those that are labor-intensive. During the period from 1990 to the end of 2005, the total civilian labor force increased at an average annual rate of approximately 1.1%.

     Total civilian employment was 22.046 million in 2005, of whom approximately 29.45% were employed in agriculture, 24.72% in industry (including construction) and 45.82 % in services. Moreover, in 2005, the labor force participation rate was at 48.3%, compared to 48.7% in 2004.
     Law No. 4325 was enacted in 1998 to encourage the private sector to create new employment opportunities in less developed regions of Turkey. The legislation includes provisions that allow for the payment of the employer’s share of an employee’s social security premiums by the Treasury and reductions and deferrals of income taxes for employers and employees.
     In January 2005, there were approximately 727,362 public sector workers, compared to approximately 750,154 in 2004. At the end of 2005, the rate of unemployment was 10.3%, unchanged from 2004.
     The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:
Table No. 10
            Employment

	2001	2002	2003	2004	2005
	(in thousands)
Civilian labor force	23,491	23,818	23,64	24,289	24,565
Civilian employment
Agriculture	8,089	7,458	7,165	7,4	6,493
Industry	3,774	3,954	3,846	3,988	5,451
Services	9,661	9,942	10,136	10,403	10,102

	21,524	21,354	21,147	21,791	22,046
Unemployed	1,967	2,464	2,493	2,498	2,520
Unemployment rate (%)	8.4	10.3	10.5	10.3	10.3

Source:	TURKSTAT, results of Labor Force Survey.
     The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector is defined to include state-owned enterprises, but not the civil service, which includes teachers and government employees. In 2000, approximately 824,500 of public sector workers were covered by collective bargaining agreements. Salaries of civil servants who are not covered by the collective bargaining system were increased two or three times a year by the Government, taking into account the prevailing conditions in the economy.
     In 2000, net real wages (deflated by consumer prices) increased by 42.1% in the public sector, while net real wages in the private sector increased by 11.6%, as compared to 1999. Nominal wages (net) in the public sector increased by approximately 65.7% while nominal wages of the workers in the private sector who were covered by collective bargaining agreements increased by 56.5% in 2000. Net real wages in the public sector increased by 6-9% while net real wages in the private sector increased by 1.1% in 2000.
     In 2001, labor costs in the public sector increased by 43.7% in nominal terms, but decreased by 11.1% in real terms. On the other hand, labor costs in the private sector increased by 33.1% in nominal terms in 2001, but decreased by 17.7% in real terms in 2001.
     In 2002, labor costs in the public sector increased by 29.1% in nominal terms, but decreased by 14% in real terms. Labor costs in the private sector increased 40.9% in nominal terms in 2002, but decreased by 6.1% in real terms for the same year.
     In 2003, labor costs in the public sector increased by 29.0% in nominal terms and 2.7% in real terms. Labor costs in the private sector increased by 22.7% in nominal terms in 2003 and decreased 3.1% in real terms for the same year.
     In 2004, labor costs in the public sector increased by 14.5% (3.1% in real terms), compared to 2003. Labor costs in the private sector increased by 22.7% (a 2.3% decrease in real terms) in 2004, compared to 2003. The annual nominal average of civil servants’ salaries (net) increased by 13.4% in 2004 (2.6% in real terms), compared to 2003. The labor costs (including salaries and benefits) for civil servants increased by 15.8% (4.3% in real terms), while the minimum wage (net) increased by 37.5% on an average annual basis in 2004 (24.3% in real terms).
     In 2005, labor costs in the public sector increased by 12.4% (6.1% in real terms), compared to 2004. Labor costs in the private sector increased by 10.9% (a 4.7% decrease in real terms) in 2005, compared to 2004. The annual nominal average of civil servants’ salaries (net) increased by 11.0% in 2005 (2.6% in real terms), compared to 2004. The labor costs (including salaries and benefits) for civil servants increased by 11.4% (5.2% in real terms), while the minimum wage (net) increased by 12.7% on an average annual basis in 2004 (6.4% in real terms).
     The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:
Table No. 11
Changes in Labor Costs (1)

	Public Sector		Private Sector(2)		Civil Servants
	Nominal	Real	Nominal	Real	Nominal	Real
	(percentage change)
2001	43.7	(11.1)	33.1	(17.7)	45.9	(9.7)
2002	29.1	(14.0)	40.9	(6.1)	54.3	2.8
2003	29.0	2.7	22.7	(2.3)	28.0	1.9
2004	14.5	3.1	16.1	4.5	15.8	4.3
2005	12.4	6.1	10.9	4.7	11.4	5.2

(1)	Deflated by the WPI. Labor costs presented in this table include costs of employment in addition to wages.

(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.
Source: SPO.
     The Constitution recognizes the rights of workers and employers to form labor unions, employers’ associations and other organizations in order to safeguard and develop their economic and social rights and the interests of their members, consistent with the characteristics of the Republic as defined in the Constitution and with democratic principles. A series of Constitutional amendments adopted in 1995 removed certain restrictions on activities of trade unions and associations, including restrictions on direct political activity, contributions from and to political parties and collective activity with other associations, foundations and professional organizations. In addition, the right of civil servants to establish trade unions was recognized.
     The Constitution also stipulates, however, that the right to strike and to engage in lockouts are not to be exercised in a manner contrary to the principle of good faith, to the detriment of society or in a manner damaging to national wealth. Workers have the right to strike if a dispute arises during the collective bargaining process. Law No. 2822, enacted in 1983 to regulate collective labor agreements, strikes and lockouts, defines a lawful strike as one with the object of safeguarding and improving the economic and social conditions of workers. This law also expands the definition of unlawful union activity to include strikes for political purposes, general strikes, deliberate reduction of production and occupation of the workplace, while imposing strict regulations on workers’ conduct during a strike.
     As of July 31, 2005, 2,945,929 workers were members of a trade union, compared to 2,901943 workers at the end of 2004.
INFLATION
     Inflation rates remained high during the first two months of 2000. This was primarily due to severe winter conditions, the rise in international oil prices, the pass-through impact of the acceleration of public sector price adjustments and the rapid depreciation of the Turkish Lira in the last two months of 1999. After the impact of such temporary factors diminished and implementation of the disinflation program strengthened confidence in macroeconomic policies, monthly price increases slowed considerably in March 2000. As a result, at the end of the year 2000, the wholesale price index and the consumer price index decelerated to 32.7% and 39.0%, respectively.

     Turkey’s transition to a floating exchange rate regime in February 2001 and implementation of price adjustments in the public sector significantly impacted the WPI and the CPI in early 2001, though a decline in price increases due to seasonal factors was observed in mid-2001. Following the September 11, 2001 terrorist attacks in the United States, uncertainties in the international money and exchange markets adversely affected nominal exchange rates and interest rates in the domestic market and inflation rates increased in September and October. News of additional IMF funding positively affected the economic climate and the Turkish Lira began to increase in value against the U.S. dollar in November 2001. A declining trend in international oil prices also contributed to a decline in price indices in November 2001, while severe winter weather conditions caused agricultural prices to increase dramatically. As a result of these developments, the WPI and the CPI realized twelve-month increases of 88.6% and 68.5%, respectively, in 2001.
     There was a remarkable decline in inflation rates in 2002. On an annual basis, WPI inflation declined by 57.8% and CPI inflation declined by 38.8% in 2002 compared to 2001. The increases in the WPI and CPI were 30.8% and 29.7%, respectively, in 2002. The main reasons for the considerable decline include weak domestic demand, the real appreciation of the Turkish Lira against the US dollar and its effect on core inflation, tight monetary policies of the Central Bank and strict income policies in the public sector. Despite the general elections in November 2002, the primary surplus was 4.7% of GNP.
     Significant progress has been achieved regarding the struggle against inflation and inflation figures recorded less than target levels for three consecutive years in 2002 , 2003, and 2004. The annual increase in the WPI and CPI declined further to 13.8% and 9.3% in 2004. The success against inflation can be attributed to structural reforms, increased confidence in markets, the controlled increase in domestic demand through the pursuit of tight fiscal and monetary policies, and the real appreciation of the Turkish Lira.
     In January 2005, new indices for the CPI and the Producers Price Index (“PPI”) were announced. The 1994-based WPI was replaced with a 2003-based PPI. In addition, the basket components of CPI have also been changed and will be updated annually to reflect changes in consumption patterns.
     The progress against inflation continued in 2005; the annual increase in consumer price index was 7.7% by the end of 2005 and thus remained below the targeted rate of 8%. PPI was 2.66% for the same period.
     By shifting to explicit inflation targeting in year 2006 the level of inflation itself became the main anchor of the monetary policy and a quarterly path consistent with the 5% end-year target has been announced for the year 2006. The Central Bank has also build an uncertainty band of +/- 2% around the point target to indicate the excessive deviation thresholds.
Table No. 12
Inflation Path Consistent With The End-Year Target And The Uncertainty Band

	March 2006	June 2006	Sept. 2006	Dec. 2006
Uncertainty Band (upper limit)	9.4	8.5	7.8	7
Path Consistent with the Target	7.4	6.5	5.8	5
Uncertainty Band (lower limit)	5.4	4.5	3.8	3

Source: CBT
     The following table presents the percentage changes in wholesale and consumer prices for the years indicated:
Table No. 13
Inflation

	Wholesale	Consumer
Year	Price Index	Price Index
	(percentage change)
2001	88.6	68.5
2002	30.8	29.7
2003	13.9	18.4
2004	13.8	9.3
2005 (1)	2.7	7.4

(1)	2003 based indices of PPI and CPI used for 2005 figures
Source: TURKSTAT

EDUCATION
     According to the State Planning Organization, total student enrollment in the educational year 2000-2001 was 14.6 million, of whom 71.8% were in elementary school, 11.6% were in high school, 6.2% were in vocational and technical school and 10.3% were in university. The adult literacy rate increased sharply from 67.5% to 87.3% between 1980 and 2000. There is currently no data available for the adult literacy rate in subsequent years.
     In August 1997, the Assembly enacted a bill to increase mandatory primary state education from five years to eight years, commencing in the educational year 1997-1998, in order to improve the education level of the population and to limit effectively enrollment in religious schools. The bill was one of a number of reforms intended to reinforce the secular nature of the Constitution. In order to finance the educational reform, a higher level of educational expenses was necessary. To meet these expenditures, new fees and taxes were imposed on weapons licenses, cellular telecommunications and airline ticket purchases.
     According to the State Planning Organization, total student enrollment in the educational year 2005-2006 was 16.8 million, of whom 3.3% were in pre-primary school, 63.4% were in primary school, 19.4% were in secondary school (7% in vocational and technical school) and 13.9% were in university.
ENVIRONMENT
     During the 1990s, Turkey experienced increasing environmental pressures as a result of rapid urbanization and rapid sectoral growth in energy, industry and transport. Among these environmental pressures, Turkey experienced industrial and municipal pollution, erosion, waste management inadequacies and water, air and noise pollution, particularly in urban areas, such as İstanbul, Ankara, Izmir, Kocaeli, Mersin and Adana.
     The Ministry of Environment and Forestry, which is authorized to enforce environmental laws and regulations by imposing fines, ordering the closing of facilities polluting beyond certain thresholds and, in some cases, imposing civil and criminal sanctions, was formed in 2004. Turkey has made significant advances in the latter half of the 1990s by reforming its environmental legislation to harmonize EU acquies, increasing environmental management capacity and increasing environmental investments., Provincial and local governments now exercise more power with regard to environmental issues. There are 81 provincial offices of the Ministry of Environment. In addition, the Supreme Environmental Board, which is composed of senior government officials, was established in 1996.
     The Government has taken various initiatives to alleviate pollution, including projects to address water, soil, air and noise pollution. As a result of the rapid growth of urban centers, there are still many areas that lack adequate infrastructure to alleviate pollution. Environmental departments have been established in municipalities to address the particular problems of each locality.
     Partnership arrangements and other agreements have been made with private sector groups, including the cement, automobile, textile, sugar, and leather industries, for early compliance with environmental legislation. Considerable progress has been achieved in the environmental performance of export-oriented industries, and projects have been launched for ensuring environmentally sound performance of small and medium-sized enterprises. Since 1994, the private sector has been given incentives to invest in environmental protection through the use of matching grants, covering up to 50% of the costs of environmental investments, and tax exemptions. Recently, the Ministry of Environment initiated a study to identify and remove environmentally harmful incentives in cooperation with other related institutions.

     Turkey continues to cooperate with international environmental initiatives. Turkey is party to most of multilateral environmental agreements. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan, the Black Sea Environment Program and Regional Agenda 21, which is a program for continuing development in Central Asian Republics and Balkan countries, pursuant to which these countries will operate under the same agenda regarding environmental issues.
     As a candidate country for the EU, a new phase of environmental initiatives has begun for Turkey; the Accession Process will require Turkey to address certain current environmental concerns, including, among others, water quality, the control of dangerous chemical substances and waste management. In January 2001, the Commission approved procedures to permit Turkey and 12 other candidate nations to join the European Environmental Agency prior to becoming full members of the EU.
     Turkey has made significant advances towards developing its environmental legislation and the powers of provincial and local governments relating to environmental matters have been increased. However, problems remain with regard to implementation of environmental policies and as a result environmental issues persist.
COMPETITION LAW
     The purpose of the Act on the Protection of Competition (the Act) which was adopted by the Turkish Grand National Assembly on December 7, 1994 (as amended in 2005 by Law No. 5388), is to prevent agreements, decisions and practices preventing, distorting or restricting competition in markets for goods and services, and the abuse of dominance by the undertakings dominant in the market, and to ensure the protection of competition by performing the necessary regulations and supervisions to this end.. The Competition Board is the decision-making body of the Turkish Competition Authority (“TCA”) and it is responsible for implementing the Act. The Board was formed on February 27, 1997, with a delay of 27 months in the appointment of its members.
          The TCA, which bears a public legal personality and enjoys administrative and financial autonomy, was established to ensure that competition in the markets for goods and services is not distorted, and to advocate for competition. The Ministry of Industry and Trade is the ministry to which the TCA relates.
     The Act covers three main subjects of the Competition Law:
•	Agreements and concerted practices between undertakings, and decisions and practices of associations of undertakings which have as their object or effect or likely effect the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services in the Republic of Turkey (price fixing, market sharing and quota agreements, etc.).

•	Abuse of dominant position.

•	Mergers or acquisitions that create or strengthen a dominant position and significantly decrease competition.
     The Competition Board also makes secondary legislation designed to explain the implementation of the Act in line with the legislation of the European Union.
     When the Competition Board makes a decision on the infringement of the Act, it will impose an administrative penalty up to ten percent of the annual gross revenue on the undertaking or association of undertakings and/or the members of such associations that infringed the competition rules.
     The following table presents a summary of the applications heard by the Competition Board:
Table No. 14
Applications Before the Competition Board

Year Application Was	Competition	Exemptions and	Mergers and
Concluded	Infringement	Negative Clearance	Acquisitions	Total
2001	40	27	86	153
2002	53	26	103	182
2003	54	36	106	196
2004	91	76	122	289

2005	97	50	170	317
Total	375	226	687	1288

Source: Competition Board

     Turkish Competition Law is parallel to the EC Competition Law and assists the effective implementation of the Customs Union. However, one of the differences between the Turkish and EC legislation is that the issue of monitoring state aids does not fall under the competence of the TCA, unlike European Commission. In order to harmonize the legislation, a Draft Bill on the Monitoring and Supervision of the State Aid was prepared by a working group composed of representatives of the related ministries, authorities and public organizations, including the TCA.
     Turkish competition law and policy have been the subject of a peer review in 2005 conducted by the Organization for Economic Cooperation and Development (“OECD”). The report included recommendations for a better competition law and policy framework, including the following:
•	Promptly establish a mechanism for controlling anticompetitive state aid;

•	Eliminate or control state-created enterprises that are vested with monopoly concessions or with powers and privileges enabling them to undertake anticompetitive conduct,

•	Restore to the TCA competition policy oversight for banking sector mergers,

•	Mandate an explicit role for the TCA in the regulatory analysis,

•	Improve the TCA’s law enforcement capacity by amending the Competition Act.
INTELLECTUAL PROPERTY
     The Turkish Copyright Law No. 5846 (enacted in 1951, as amended in 1995 by Law No. 4110) provides protection for scientific and literary works (including computer programs), musical works, artistic works (including textile and fashion designs), cinematographic works, and derivations. According to the Law, the author has the exclusive right to perform, authorize or present with respect to the works mentioned above, including the rights of adaptation, reproduction, distribution, performance presentation and broadcast. This law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include the authors’ right to claim authorship to the work and to object to any distortion, mutilation or other modification of their work that would be prejudicial to their honor or reputation.
     After the foundation of the Republic of Turkey, Turkey ratified some of the international agreements that were important in the patent and trademark field, including the Paris Convention in 1925 and the Madrid Agreement in 1930. Turkey became a Member State of the World Intellectual Organization (“WIPO”) in 1976. Turkey was also a member of the former International Patent Institute (“IIB”) which was integrated into the European Patent Office in 1978. Turkey participated in the preparatory work establishing a centralized European patent granting system, including the Luxembourg Inter-Governmental Conference in 1969 and the Munich Diplomatic Conference in 1973.
     Until 1994, the industrial property system was administered in Turkey by the Industrial Property Department under the Ministry of Industry and Trade. With the Decree Law No. 544, which came into effect in June 1995, a government authority with financial and administrative autonomy, named Turkish Patent Institute (“Patent Institute”), was established to adapt the modern industrial property system of the developed world. The Decree Law No. 544 was amended with the “Law on Establishment and Functions of Turkish Patent Institute” (Law No. 5000) in November 2003. The main task of TPI is to perform registration pursuant to provisions of relevant acts of industrial property, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TPI performs the following: acts as a mediator in the performance of license transactions; acts as an expert before the courts; guides technological transfers and submits such information to the benefit of the public; cooperates with national/international institutions; and ensures the implementation of agreements in the field of industrial property rights. This attempt in modernization resulted in various laws, decree laws, and regulations entered into force between 1994 and 2005.

     A founding member of the World Trade Organization, Turkey adopted its national industrial property legislation in 1995. Turkey’s intellectual property legislation was reviewed successfully in TRIPS (Trade Related Aspects of Intellectual Property Rights, a part of the World Trade Agreement) Council in 2000.
     Turkey has also been a member of the European Patent Organization since 2000, which enables it to obtain patent protection in up to 35 European countries, including four extension states on the basis of a single application.
     In June 1995, Turkey enacted the Decree Law (KHK No. 556) (the “Decree”), which brought Turkish trademark law into compliance with the requirements of three international agreements. The Decree fulfills obligations under the most recent amendments to the 1883 Paris Convention (the “Paris Convention”), which enables citizens of member states to obtain equal protection under the laws of the other member states. It also provides citizens of a member state with a six-month period after the first registration of a trademark to register in other member states, which are effective from the date of the first application. The Decree incorporates provisions of the law as they apply to trademarks so as to harmonize Turkish law in terms of protection, enforcement and customs procedures designed to prevent trade in counterfeit goods. Finally, the Decree complies with the requirements of the European Community Customs Union Decision (the “Customs Union Decision”). In the area of trademark law, the Customs Union Decision requires adoption of the provisions of EC Directive 89/104, which harmonizes the laws of the member states relating to trademarks.
     The Trademark Law Treaty, currently in effect in 34 countries and effective in Turkey as of January 1, 2005, makes national and regional trademark registration systems more user-friendly. This is achieved through the simplification and harmonization of procedures and through removing pitfalls, thus making the procedure safe for the owners of marks and their representatives.
     The Turkish Patent Decree Law that came into effect in June 1995 provides a foundation for the issuance and protection of patents and utility model certificates that complies with TRIPS and the Customs Union Decision. Since 1994, the Patent Institute received over 26,500 patent applications, of which more than 22,000 were filed by foreign applicants. Turkey has also ratified the Strasbourg Agreement concerning international patent classification, which was entered into force on October 1, 1996 and Patent Cooperation Treaty (“PCT”), which has been in effect since January 1, 1996. PCT makes it possible to seek patent protection for an invention simultaneously in each of a large number of countries by filing an international patent application.
     The Turkish Industrial Design Decree Law was entered into force in June 1995. Turkey has ratified the Locarno Agreement establishing international classification, which was entered into force on November 30, 1998 and the Geneva Act of the Hague Agreement concerning the international registration, which has been in effect since January 1, 2005.
     The Law on the Protection of Topographies of Layout-Designs of Integrated Circuits (Law No. 5147) and its Implementing Regulation were entered into force in April 30, 2004 and December 30, 2004 respectively.
SOCIAL SECURITY SYSTEM
     The pay-as-you-go social security system in Turkey has three social security institutions which cover different parts of the labor market.
     SSK: The largest of the earnings-related contributory schemes is Sosyal Sigortalar Kurumu (“SSK”). It was established in 1946 to provide benefits for employment injuries, occupational diseases and maternity. The range of benefits offered by the SSK was extended to old-age pensions in 1950 and to health care in 1951. SSK covers private sector workers and public sector workers under the labor law. Approximately 58% of the insured population is covered by this scheme. Although it is a mandatory scheme, voluntary membership was offered to agricultural workers in 1983.
     The contribution rate for SSK ranges between 33.5% and 39% of insurable earnings. Contribution rates are partitioned among employees and employers as follows:
Table No. 15
Contribution Rates to SSK

	Employee	Employer
Health Insurance	5%	6%
Maternity	—	1%
Work injury and occupational diseases	—	1.5%-7	%(1)
Long-term risks	9%	11%
Unemployment Insurance (2)	1%	2%
Total	15%	21.5%-27%

(1)	The rate is subject to risks of injury and disease in a particular sector.

(2)	The State also contributes 1% to the Unemployment Insurance Fund, on behalf of the employee..
     Bağ-Kur: Bağ-Kur, established in 1972, provides pension and health care benefits to self-employed persons (including the agricultural sector). Bağ-Kur is an earnings-related compulsory and contributory scheme covering nearly 26% of the insured population. There are 24 steps covering a range of earnings levels. Insured persons effectively choose from among the 24 steps in the earnings level that determine their contribution rates and their pension entitlements. The contribution rate for pension benefits is 20% of the associated earnings-level for the self-employed person. The health insurance premium is 20% of the associated earnings level.
     ES: Emekli Sandigi (“ES”) was established in 1950 to provide pensions to civil servants. It also provides health-care benefits to pensioners and their families. ES covers nearly 22% of the insured population. ES also coordinates the activities of the non-contributory means-tested pension scheme for elderly and disabled persons. In May 1998, the pension benefits provided by the means-tested scheme amounted to 9% of the minimum wage. The contribution rate for pension benefits is 36% of insurable earnings, 20% of which is provided by the employer (Government) and 16% of which is contributed by the civil servant. This rate also includes an allowance for the provision of health care for pensioners and their families.
     As a measure to help reduce the financial problems in social security institutions, the Social Security Reform Law was enacted in 1999 and the reform process continues.
     In the context of the reform, the following changes, among others, were introduced to the existing system:
•	for new entrants, the retirement age was increased to 58 for women and 60 for men; • the retirement age for current contributors was increased to 56 for women and 58 for men;

•	the contribution period for full old-age pension for SSK was increased to 7,000 days from 5,000 days;

•	the reference period was extended to “whole working-life” for SSK and Bağ-Kur for which the reference period was previously the last 5 or 10 years depending on the income of the contributor and the last income step, respectively;

•	the contribution ceiling for SSK was increased to 3 times from 1.6 times on January 2000, was increased to 4 times on April 2000 and was further increased to 5 times on April 2001;

•	contribution bases for SSK and income steps for Bağ-Kur were indexed to both the real GDP growth rate and the CPI;

•	a significant reduction was made in the replacement rate for old-age and invalidity pensions;

•	the benefit formula was changed and increases in pensions were indexed to CPI;

•	measures were introduced to increase coverage and compliance rates;

•	co-payment by insureds for health insurance costs (20% and 10%, respectively, of prothesis and medical equipment costs) were introduced; and

•	the health insurance contribution rate for Bağ-Kur was increased to 20%.
     In addition to the redesign of the social security system, the reform law in 1999 introduced the compulsory unemployment insurance scheme which covers only SSK contributors (workers). The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance and SSK is responsible only for collecting and transferring premiums to the professionally-managed Unemployment Insurance Fund. Contribution rates for unemployment insurance are 4% (employees, employers and the state pay

1%, 2% and 1%, respectively). In order for a worker to get unemployment benefits, he/she must pay unemployment insurance premiums for at least 600 days in the last 3 years and all unemployment insurance premiums in the last 120 days. Beginning in March 2002, the Unemployment Insurance Fund began paying out the first claims for unemployment benefits.
     Law No. 4632 on Individual Pension Savings and Investment System, which introduced the third part pension system in Turkey, was ratified on March 28, 2001 by the Assembly, published on April 7, 2001 and effective as of October 7, 2001. Communique No.2002/1, which concerns the establishment and operation principles of Markets Board was issued on April 6, 2002. Lastly, the Capital Markets Board rendered a Decision concerning the types of private pension funds on May 10, 2002.
     The objectives of Law No. 4632 are to (a) establish the regulation and supervision of the individual pension system which is complementary to the state social security system on the basis of voluntary participation and a fully funded defined contribution, with a view towards direct individual pension savings to investment, (b) improve the welfare level by providing a supplementary income during retirement and (c) to contribute to economic development by creating long-term resources for the economy and thereby increase employment. The pension companies have started to sell their pension products as of October 27, 2003. As of July 31, 2006, there are 11 companies and 918,158 participants and 972,180 contracts in the system. The amount of funds in the system has reached approximately $ 1,350 million.
     A comprehensive reform process was initiated in 2004. Law No. 5502 on Social Security Institution was approved by the Assembly on May 16, 2006 and published in the Official Gazette on May 20, 2006. Law No. 5510 on Social Security and General Health Insurance was legislated in May 31, 2006 and will be effective from January 1, 2007. The draft law on social assistance is still in progress. The reform includes four major components: health, pension, social assistance and the creation of a new institutional structure.
•	An obligatory, premium-based health insurance scheme will be established that will provide high quality health service to the entire population. In connection with the program, cost-effective financial management initiatives will be established in harmony with the “Transformation in Health Program” carried out by the Ministry of Health. Additionally, modern control and monitoring systems such as online provisions, treatment protocol, and package deals will be used both to protect the well being of the insured and to prevent abuses.

•	The pension component focuses on issues such as the retirement age, replacement rate and adjustment of salaries, and the transformation of the retirement regime into a financially sustainable structure.

•	The social benefits and services will be based on objective benefit criteria reachable by all groups in need.

•	A new institutional structure will focus on providing the services above in a modern and efficient manner.
EXCHANGE RATES AND EXCHANGE POLICIES
     Beginning in November 1995, the exchange rate policy of Turkey was to devalue the Turkish Lira in line with the WPI inflation against a currency basket consisting of 1.00 USD and 1.50 DEM. In 1999, the Central Bank replaced the Deutsche Mark with the Euro in the basket, so that the basket now consists of USD 1.00 and EUR0.77.
     Pursuant to the terms of the Stand-by Agreement implemented in 2000, the exchange rate for the following 12 months had been announced on a daily basis, providing an anchor for inflation expectations. A gradual shift toward a more flexible exchange rate regime was intended to begin on July 1, 2001, with the introduction of a progressively widening band around a central exchange rate path. The width of the band was expected to gradually expand from 7.5% in July-December 2001 to 15% in January-June 2002, to 22.5% in July-December 2002. The exchange rate was expected to become freely floating beginning in 2003. However, the financial crisis in February 2001 increased the cost of continuing the pre-announced exchange rate regime and free floating became effective just after the crisis, almost a year earlier than programmed. The exchange rate was determined freely in the foreign exchange market after February 2001.
     In 2002, the Central Bank continued to implement the floating exchange rate regime that was put into practice in February 2001. The level of the exchange rate was determined in line with market demand and supply conditions within the framework of a floating exchange rate regime in which the Central Bank had no target or commitment regarding the level of the exchange rate. Intervention was quite rare as it was limited to extremely volatile movements that were not justifiable through fundamentals including market sentiment. The Central Bank announced that it would intervene in the markets only in cases of excess volatility, without affecting the long-run equilibrium level of the exchange rates. The three limited foreign exchange interventions of the Central Bank in 2002 indicated that the Central Bank did not target any exchange rate level and it would respond symmetrically to both upward and downward volatility.
     The Central Bank started foreign exchange purchase auctions at the beginning of April 2002, taking into consideration the stability in foreign exchange markets in the first quarter of 2002, strong signals about reverse currency substitution and the fact that strong foreign exchange reserves would lead to strengthened confidence in the Central Bank policies and the economic program. This implementation did not involve any targets for foreign exchange reserve levels or exchange rate levels.
     The Central Bank announced in January 2002 that it would gradually abandon its intermediary role in the foreign exchange and foreign currency markets. Through this policy, it was intended that the undertaking of transactions risks by the market participants would lead to a price formation mechanism that fully reflected the risk perceptions. Accordingly, the Central Bank abandoned its intermediary role in foreign exchange deposits against the Turkish Lira deposits market and the forward foreign exchange purchase-sale market on March 1, 2002, and the foreign banknotes purchase-sale against the Turkish Lira market on July 1, 2002 and the foreign exchange purchase-sale for the Turkish Lira market on September 2, 2002.
     The Central Bank continued to implement a floating exchange rate regime in 2003. In 2003, the most important factor that affected the transactions of the Central Bank was Operation Iraqi Freedom. Although excess liquidity was observed in the markets in 2003, the Central Bank announced that it would serve as lender of last resort when liquidity needs were apparent. In addition, the Central Bank announced that it would intervene in the foreign exchange market when there was excess volatility stemming from Operation Iraqi Freedom. On March 20, 2003 (when Operation Iraqi Freedom began), interest rates on borrowing decreased and the Central Bank announced that there would be no limit on funding to banks. With respect to foreign exchange transactions, foreign exchange deposits in terms of U.S. dollars were supplied to eliminate the shortage in foreign exchange markets and interest rates on foreign exchange deposits were decreased from 12% to 8%. On the other hand, it was announced that foreign currency banknote demand in the banking sector would be satisfied via foreign exchange and banknote markets. On March 24, 2003, interest rates on foreign exchange deposits were further decreased from 8% to 6% as additional support for the banking sector. The measures taken by the Central Bank and the short duration of Operation Iraqi Freedom prevented a potential market turmoil that could have endangered price stability.
     On April 25, 2003, the first rate cut was undertaken by the Central Bank and the overnight rate decreased from 44% to 41%. Improvements in the expectations accelerated after May 2003. The repatriation of domestic and foreign currency deposits caused excess supply of foreign exchange and appreciation of the Turkish Lira. The Central Bank started foreign exchange buying auctions on May 6, 2003 as a response to appreciation in domestic currency stemming from reverse currency substitution. The foreign exchange buying auctions were undertaken until October 2003. In addition to these regular foreign exchange buying auctions, the Central Bank intervened in the foreign exchange market six times to prevent excess volatility. The first foreign exchange buying intervention was undertaken on May 21. The Central Bank bought $9.9 billion via regular foreign exchange buying auctions and foreign exchange interventions. In the every foreign exchange market intervention, the Central Bank announced that it would intervene in the markets only in cases of excess volatility and there would be no change in floating exchange rate regime. Foreign exchange interventions and foreign exchange buying auctions are consistent with a floating exchange rate regime, which is a significant part of the monetary policy framework.
     The Central Bank continued to implement the floating exchange rate regime in 2004, purchasing a total of $5.4 billion of foreign exchange during this period. After taking into account developments in foreign exchange supply, the Central Bank resumed daily foreign exchange buying auctions on January 23, 2004. The Central Bank intervened in the foreign exchange markets on February 16, 2004 after observing accelerating volatility in exchange rates due to optimistic expectations about the Cyprus talks.
     Exchange rates started to increase rapidly in April 2004 due to the expectations of a possible rise in interest rates in the United States and uncertainty about Turkey’s accession into the EU and the Cyprus talks. On April 15, 2004, the Central Bank decreased the amount of daily foreign exchange buying auctions and auctions were suspended completely on April 27, 2004. On May 11, 2004, the Central Bank directly intervened into the foreign exchange market after observing excessive volatility caused by reduced foreign exchange liquidity arising from the currency substitution process and anxiety created in the market as a result of unfavorable domestic and external developments. In the period following the intervention, exchange rates started to move in a downward direction due to the approaching tourism season, interest rate moves in the United States, Turkey’s relations with the EU and the IMF, and Turkey’s successful economic performance.
     In July 2004, exchange rates declined significantly in accordance with the downward trend in market interest rates. In August, exchange rates began to rise due to banks closing their open positions and the effects of increased currency substitution. In September, political and economic developments on the domestic and international scene, accompanied by contraction in foreign exchange liquidity stemming from currency substitution, led to the same volatility in exchange rates that was observed earlier in the year.
     The Central Bank resumed foreign exchange buying auctions on December 22, 2004. Unlike previous buying programs, however, the Central Bank announced an annual auction program in order to minimize the effects of buying auctions on the foreign exchange market, hoping to only slightly affect foreign exchange supply and demand and to preserve the basic principles of the floating exchange rate regime.
     The floating exchange rate regime continued to be operative in the year 2005. Under this regime, the exchange rates were determined by the supply and demand conditions in the foreign exchange market and the Central Bank did not have any targets for exchange rate level. This framework has also included the discretionary volatility interventions and foreign exchange auctions with the purpose of reserve accumulation.
     The Central Bank had been pursuing a reserve accumulation strategy since the year 2002, considering the need for future external debt service of the public sector and, in the long term, gradually reducing the Foreign Exchange Deposit Accounts with Credit Letters. Therefore, the Central Bank held foreign exchange auctions when there was excess foreign exchange supply. Unlike the previous years, however, the Central Bank started to announce the annual auction program and strictly adhered to the announced program in 2005. The aims of announcing the auction program were to keep the impact of the auctions on the supply and demand conditions in the markets at a minimum level and stick to the main principles and the functioning of the floating exchange rate regime. In this framework, the total daily amount of auctions for the year 2005 was determined as $15 million and an additional selling option up to the 200% of the total amount sold in the auction was granted to the winning institution. Accordingly, the maximum daily amount that can be purchased equaled to $45 million, with $15 million of auction amount and $30 million of optional selling amount.
     On the other hand, in addition to the foreign exchange auctions, as a reaction to the excess volatility of the foreign exchange rates, the Central Bank intervened in the foreign exchange markets six times in 2005. Central Bank closely monitors the foreign exchange markets and intervenes in order to prevent the potential or future excess volatility in the exchange rates on both directions. Starting from October 21, 2005, the data on direct foreign exchange purchase or sale interventions have begun to be published on the website of the Central Bank for the purpose of transparency.
     In 2005, the negotiations with the European Union regarding Turkey’s full membership, the interest rate decisions of the FED, the IMF Reviews and the rising oil prices were the major sources of the fluctuations in the exchange rate movements. The first intervention was made in January 2005, when the FX supply increased considerably due to favorable market expectations resulting from the anticipation that a 3-year stand-by agreement would be made with the IMF. Later on, because of the factors such as lower than expected monthly inflation figures for February 2005, Moody’s change of Turkey’s outlook from neutral to positive and increased international demand for YTL denominated instruments, an excess volatility occurred in the FX markets and this led the Central Bank to purchase another $2.4 billion in March 9, 2005. The third intervention to the FX markets in 2005 has been made in June due to the ongoing positive expectations about the Turkish economy that resulted in excessive volatility in USD/YTL FX rate. Improved expectations that the FED funds rate would not reach higher levels, depreciation of the USD in international markets, and the intense interest of foreign investors for YTL led the USD/YTL exchange rate to continue its downward trend in July. On 22 July 2005, the Central Bank purchased $2.4 billion through direct intervention. The Central Bank does not always intervene when there is excess volatility but it can also intervene when volatility is likely. The intervention that was made just at the day after the beginning of the negotiations with the EU on October 3, 2005 was an illustration of such a case, since the Central Bank withdrew $3.3 billion from the market due to the anticipated volatility in exchange rates. Finally, as a result of the increased global liquidity and the international depreciation of the USD, the Central Bank withdrew $3.2 billion from the market so as to prevent both the current and the anticipated volatility.

     To sum up, the Central Bank purchased foreign exchange throughout the year 2005, since the foreign exchange supply increased more than the foreign exchange demand due to the favorable global liquidity conditions, expectations about the Turkish economy, the downward trend in the inflation rates and ongoing reverse currency substitution, which resulted in excess volatility in foreign exchange markets. As a result, the Central Bank has bought a total amount of $22,007 million in 2005; of which $14,565 million stemmed from the six interventions and $7,442 stemmed from the 242 daily foreign exchange buying auctions.
     The following table displays the average and the period-end rates of exchange of Turkish Lira per US Dollar, Deutsche Mark, Japanese Yen and against a currency basket:
Table No. 16
Exchange Rates (1)

Period		Turkish Lira		Turkish Lira
Average	Turkish Lira per	per Deutsche	Turkish Lira per	per Japanese	Turkish Lira per
Year	U.S. Dollar	Mark	Euro	Yen (4)	Currency Basket
2001	1,231,322.05	561,888.54	1,098,958.46	10,108.99	2,077,520.07	(2)
2002	1,513,102.41	658,271.00	1,436,662.02	12,151.49	2,619,332.17	(2)
2003	1,500,269.07	—	1,693,429.60	12,942.94	2,804,209.00	(2)
2004	1,429,201.65	—	1,776,210.74	13,209.21	2,796,883.92	(2)
2005 (3)	1.34726	—	1.67759	1,22577	2.63900	(2)

Period End At December 31st
2001	1,446,510.00	651,504.00	1,274,231.00	11,045.00	2,427,667.87	(2)
2002	1,642,384.00	658,271.00	1,711,693.00	13,769.00	2,960,387.61	(2)
2003	1,393,278.00	—	1,753,489.00	13,113.00	2,752,753.53	(2)
2004	1,348,600.00	—	1,835,600.00	12,999.00	2,762,012.00	(2)
2005 (3)	1.34950	—	1.59810	1.14490	2.58004	(2)

(1)	Central Bank foreign exchange selling rates.

(2)	The basket consisting of $1.00 and EUR0.77.

(3)	The values are quoted in New Turkish Lira (YTL) after January 1, 2005.

(4)	1 Japanese Yen=...TL until December 31, 2004 and 100 Japanese Yen=...YTL since January 1, 2005.
Source: CBT
INTERNATIONAL LENDING

     New financial problems arose on February 19, 2001 as a result of a political row between Prime Minister Ecevit and President Sezer. In the days that followed, the Istanbul Stock Market IMKB-100 Index dropped nearly 15%. The Central Bank raised overnight interest rates, with rates at one point reaching over 4,000%, and, by February 23, 2001, Central Bank reserves declined by $5.3 billion. On February 21, 2001, the Government offered an interest rate of 144% for one-month Treasury bills.
     On February 22, 2001, the Government allowed the Turkish Lira to float freely against other currencies, rather than keeping it loosely pegged to the U.S. dollar and the Euro under the so-called “crawling peg” regime established by the Stand-By Arrangement. The floating of the Turkish Lira effectively allowed a devaluation of the Turkish Lira, which fell nearly 30%, and the Central Bank was forced to inject $4.5 billion, or one-sixth of its cash reserves, into the currency markets. Consumer prices also rose. After the floating of the Turkish Lira, the Central Bank began to meet the Turkish Lira requirements of the markets in order to ensure the functioning of the payment system. Consequently, short-term interest rates, which had skyrocketed to over 2000%, decreased to around 80%. For example, Tekel, the state-owned monopoly, announced a 10% price increase for alcohol, tobacco, and salt, while prices for electricity, gasoline, and natural gas rose 10% and Turk Telekom increased telephone rates by 20%.
     On February 23, 2001, Standard & Poor’s lowered its long-term and short-term issuer credit ratings for Turkey to B/C from B+/B. In addition, Standard & Poor’s lowered its foreign currency senior unsecured rating to B from B+. On February 21, 2001, Moody’s downgraded its outlook on Turkey’s B-1 long-term rating from positive to stable.
     Following the February 2001 crisis, the Governor of the Central Bank, Gazi Ercel, the Undersecretary of the Treasury, Selcuk Demiralp, and the president of the Banking Regulation and Supervision Agency, Zekeriya Temizel, all resigned. On March 13, 2001, Kemal Dervis, a former Turkish economist at the World Bank who served as Vice President for poverty reduction and economic management, became State Minister for the economy, replacing Recep Onal. In addition, as part of the Government’s new economic team, Mr. Sureyya Serdengecti was appointed as the new Governor of the Central Bank and Mr. Faik Oztrak was appointed as the Undersecretary of the Treasury.
     On March 19, 2001, the Government approved an outline of a national program of economic, political, and judicial reforms to prepare the country for accession talks with the European Union (the “EU”) and to provide a financial recovery plan. On April 14, 2001, Mr. Dervis announced a program aimed at restoring confidence in Turkey’s economy. Under this program, public spending will be cut for the rest of 2001, bureaucratic hiring and wages will be frozen, and the Turkish Lira will continue to float against other currencies. Finally, on May 15, 2001, Turkey, the IMF and the World Bank reached an agreement for an approximately $10 billion package, which is in addition to the $6.5 billion in IMF funds to be disbursed under the Stand-By Agreement and the SRF, with $3.8 billion drawn immediately within the scope of the sixth and seventh reviews.
     Turkey quickly began to effect the reforms sought by Mr. Dervis and carried out a series of structural reforms concerning, among other things, the banking sector, the telecommunications sector, reform of the Central Bank, duty losses, the liberalization of the natural gas, electricity, sugar and tobacco markets and the maintenance of strict fiscal and monetary policies.
     In the banking sector, banks under the SDIF were financially and operationally restructured and a politically independent board was appointed to govern the banks. State and SDIF banks were removed from the overnight borrowing market and a new management team was appointed for state banks. The private banking system was strengthened as a result of implementation of various initiatives. Banks taken over by the SDIF are being resolved through mergers and/or sale.
     In order to promote fiscal transparency, the number of budgetary and extra-budgetary funds was reduced and a new law aimed at public finance and debt management was submitted to the Assembly. Legislation to facilitate the sale of Turk Telekom was initiated and a new professional board and management team of Turk Telekom was appointed. In addition, legislation to liberalize airline fares and the sugar and tobacco markets was initiated.
     Monetary and exchange rate policy is being conducted in the framework of a floating exchange rate regime and a new Central Bank law has given the Central Bank full operational independence to pursue price stability and to shift to inflation targeting by the end of 2001.
     On June 15, 2001, the Treasury invited Turkey’s banks to participate in two debt-swap packages designed to alleviate the cost of the Treasury’s domestic debt and extend the maturity of domestic borrowing. The Treasury issued three-year and five-year foreign currency-linked bonds and one- to two-year Turkish Lira floating rate notes in exchange for TL9,335 trillion ($8.1 billion) in shorter term domestic treasury bills. The swaps resulted in a coverage ratio of 76.0% for the Treasury. The swaps lengthened the average maturity of debt to 37.5 months from 6 months. As a result of the swaps, the total domestic debt service in 2001 is expected to decline by more than $6.8 billion.

     Turkey expected to receive loans totaling $19.4 billion from the IMF and World Bank for the period May-December 2001. In early July, however, the IMF and World Bank postponed a scheduled board meeting at which approval of two loan tranches worth $3.3 billion was expected. The loans were delayed pending fulfillment of various required actions, including those relating to the banking system. The BRSA seized five insolvent banks (Bayindirbank, EGS Bank, Kentbank, Site Bank, and Tarisbank) and put them into the SDIF. On July 12, 2001, the IMF and World Bank agreed to disburse the $3.3 billion loan tranche.
     Despite the reforms and new loan installment, the Turkish Lira fell to approximately TL1.5 million to $1 on July 18, 2001. As of July 18, 2001, the Turkish Lira had fallen 54% since February when it began to float freely. The decline followed a disappointing auction of Turkish treasury bonds. The Government intended to raise TL300,000 billion ($200 million) to help repay TL1,095,000 billion of debt that was due on July 18, 2001. It managed to sell only TL45,684 billion to private investors, and the interest rate reached nearly 105% on the seven-month bonds, which was the highest rate paid since April 24, 2001. The Central Bank foreign exchange selling rate for U.S. dollars increased to TL1,373,000 the following day, after the resignation of Turkey’s communications minister, Enis Oksuz.
     On August 3, 2001, the IMF released a $1.5 billion loan tranche for Turkey. According to the IMF’s board of directors there have been encouraging signs that the economic downturn is ending and inflation rates are decreasing as planned, which could result in a reduction of interest rates.
     The last tranche of 2002, amounting to $3 billion, was released at the end of November after the completion of tenth review by the IMF Executive Board of Directors and drawn in December 2001. After this tranche, Turkey had approximately $4.3 billion available under the existing IMF’s Stand-By arrangement and the SRF, which is subject to IMF reviews.
     During the November-December 2001 period, Turkey started to seek IMF approval of additional international lending to bridge an expected financing gap in 2002. Following the tenth review, the IMF’s Managing Director announced that he would recommend to IMF’s Executive Board a new $10 billion facility to close its financing gap for 2002.
     In 2002, the International Monetary Fund (the “IMF”) Executive Board and the Republic agreed on a stand-by arrangement for 2002-2004 (the “2002-2004 Stand-By Arrangement”), which provided for international lending of up to SDR1 12.8 billion. During 2002, 2003 and 2004 Turkey drew SDR 11.9 billion (at the time of the release of the eighth tranche under the 2002-2004 Stand-By Arrangement on July 30, 2004, approximately $17 billion) under the 2002-2004 Stand-By Arrangement. At the time of the release of the fifth tranche on August 1, 2003, the IMF also amended Turkey’s principal repayment schedule and, as a result, a total of $4.4 billion of scheduled repayments due in 2004 was deferred to 2005 and a total of $7 billion due in 2005 was deferred to 2006. On September 20, 2004, Turkey and an IMF team began program discussions for a new stand-by arrangement. On December 14, 2004, an agreement on the draft letter of intent was reached. On April 26, 2005, Turkey submitted a new Letter of Intent and Memorandum of Economic and Financial Policies to the IMF. On May 11, 2005, the IMF Executive Board approved a new three year, SDR 6.66 billion (approximately $10 billion at the time) stand-by arrangement (the “2005-2008 Stand-By Arrangement”) to support Turkey’s economic and financial program through May 2008. An amount equivalent to SDR 555.17 million (approximately $837.5 million at the time of the release) was made available immediately. The remaining balance is expected to be distributed in eleven equal tranches over the course of the 2005-2008 Stand-By Arrangement. In connection with the 2005-2008 Stand-By Arrangement, the IMF Executive Board also approved a one-year extension of Turkey’s obligation to repay to the IMF SDR 2.52 billion (approximately $3.8 billion as of May 11, 2005), which amount was to be payable by Turkey in 2006. On June 15, 2005, the head of the IMF mission visiting Turkey announced that an agreement had been reached in principle on a draft letter of intent and the policy actions needed to complete the first program review. Another IMF mission, which visited Turkey between September 8 and September 21, 2005, made progress on a range of key policy issues, including the macroeconomic framework for 2006; plans for implementation of the pending pension reform; measures to strengthen collection of social security contributions; steps to improve tax administration; options for reform of the tax regime; the preparations for launching formal inflation targeting in January 2006; and plans for strengthening the institutional framework for bank supervision. Another IMF mission visited Turkey between October 12, 2005 and October 25, 2005 to continue discussions with the Turkish authorities on progress in the implementation of the 2005-2008 Stand-By Arrangement. On October 25, 2005, it was announced that the IMF mission concluded discussions under the first two reviews of the 2005-2008 Stand-By Arrangement and that an agreement had been reached in principle on a draft letter of intent and on the actions needed to facilitate the IMF Executive Board consideration of the reviews. The first and second reviews were finalized by the IMF Executive Board on December 9, 2005 and thereafter an amount equivalent to SDR 1,110.34 million (approximately $1.58 billion as of December 9, 2005) was made available for release to the Republic. On May 8, 2006, an IMF mission started program review discussions under the 2005-2008 Stand-By Arrangement. On May 22, 2006, it was announced that the discussions under the third and fourth reviews of the 2005-2008 Stand-By Arrangement were completed and that an agreement had been reached on the draft letter of intent. The new Letter of Intent was signed and submitted to the IMF on July 7, 2006. On July 28, 2006, it was announced that the third and fourth reviews of the 2005-2008 Stand-By Arrangement were approved by the IMF Executive Board and an amount equivalent to SDR 1,249.2 million (approximately $1,849.0 million as of September 27, 2006) was made available for release to the Republic.
     In October 2003, the Government and the World Bank agreed on a new Country Assistance Strategy to define a strategic framework for the World Bank’s support to Turkey. The Board of Directors of the World Bank approved the new Country Assistance Strategy for the 2003-2006 period on November 6, 2003. The Country Assistance Strategy initially envisaged a World Bank lending program in an amount up to $4.5 billion. In 2004, the World Bank committed $1.75 billion, which amount included, among others, the Third Programmatic Financial and Public Sector Adjustment Loan (“PFPSAL-III”) in the amount of $1 billion, and a $202.0 million Renewable Energy Loan. PFPSAL-III aims to provide support to the Government’s financial and public sector reform program while ensuring that social programs are adequately funded. The Board of Directors of the World Bank approved PFPSAL-III on June 17, 2004 and the first $500 million tranche of the loan was disbursed on July 5, 2004. The second tranche of the PFPSAL-III loan was released on June 22, 2006, after the preconditions for its release were satisfied. The preconditions included: enactment of the Agriculture Law; preparation of the strategic plan of BRSA and the institutional development plan of SDIF; selection of the financial advisor for the privatization of Halkbank; preparation of the plan of Halkbank privatization; and finalization of the Vakifbank privatization.
     The World Bank has approved thirteen new Turkish projects with a total funding of approximately $3.3 billion since the beginning of 2005. Furthermore, negotiations on one other project with total funding of approximately $0.4 billion are expected to be completed by the end of 2006. On December 2, 2005, it was announced that the Government and the World Bank agreed to a one-year extension of the Country Assistance Strategy program, which increased the total size of World Bank lending to $6.6 billion for the 2003-2007 period.

[1]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.4802 on September 27, 2006.

FOREIGN TRADE AND BALANCE OF PAYMENTS
     FOREIGN TRADE
     Turkey has increasingly diversified its export products and markets, with industrial products claiming an increasing share of total exports. From 2001 to 2005, exports increased at an average annual rate of 23.7%. The value of Turkey’s exports rose from approximately $31.3 billion in 2001 to approximately $73.5 billion in 2005. In 2005, merchandise exports (including shuttle trade and transit trade) increased by 14.7% compared to 2004 and reached $76.8 billion and exports f.o.b. (excluding shuttle trade and transit trade) increased by 16.3% compared to 2004 and reached $73.5 billion.
     In 2005, the trade deficit (including shuttle trade) was $29.2 billion compared to $20.5 billion in 2004. The current account balance produced a deficit of $23.2 billion in 2005, compared to a deficit of $15.6 billion in 2004.
     The composition of exports has shifted substantially from agricultural products to industrial products. Industrial exports accounted for 93.7% of total exports in 2005 while the share of agricultural products in total exports was 4.5%. In addition to traditional export goods such as textiles and clothing products such as food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture have been gaining greater importance. For example, while textiles and clothing products increased 7.7% to 18.7 billion in 2005, exports of food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 22% to $30.4 billion.
     Turkey entered into the Customs Union with the EU in 1996. Within this context, customs duties for all industrial products imported from the EU were abolished and the Common Customs Tariff of the EU was adopted. In the case of processed agricultural products, the EU and Turkey have agreed upon the establishment of a system in which Turkey differentiates between the agricultural and industrial components of the duties applicable to these products. Accordingly, Turkey has abolished the duties applicable to the industrial component for products originating in EU and EFTA countries, while duties applicable to the agricultural products still apply. However, the EU has granted customs duty concessions for a number of Turkish products, and Turkey has extended to the EU the limited concessions that it allows to EFTA countries. Within the framework of this agreement, customs duties for ECSC products originating in the EU and EFTA countries were gradually decreased and were fully abolished in January 1999.
     In order to comply with the common commercial policy of the EU in the textile and clothing sector, Turkey has harmonized its legislation to the EU’s quota and surveillance measures for that sector. A decree on state aid has also been brought into force in line with EU state aid regulations, limiting the scope of state aid to research and development, environmental protection, market research, training activities, refunds on agricultural products and other aid compatible with Turkey’s obligations under multinational agreements.
     Turkey’s principal trading partners have traditionally been EU member countries. In 2005, EU member countries accounted for 52.3% of total exports and 42.1% of total imports, compared to 54.5% and 46.6%, respectively, in 2004. The largest total export market for Turkish products was Germany, which accounted for 12.9% of total exports in 2005 compared to 13.8% in 2004.
     To date, Turkey has made the most progress in aligning itself with the preferential agreements of the EC and has signed 15 numerous trade agreements that include Central and Eastern European Countries, EFTA countries and Israel and there are still several agreements to be concluded with other countries. As a part of this process, Turkey has also adopted the EU’s General System of Preferences (“GSP”) towards the least developed countries. Turkey’s adoption of the EU’s preferential agreements enables it to participate in the EU trade arrangements with Central and Eastern European and Mediterranean countries. Turkey was integrated in the Pan-European Cumulation of Origin effective as of January 1, 1999. The free trade agreements that have been executed and Turkey’s participation in the Pan-European Cumulation of Origin are expected to further diversify the composition and destination of Turkish exports.

     The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:
Table No. 17
Terms of Trade — Foreign Trade, Value, Volume

	2001	2002	2003	2004	2005
	in millions of U.S. dollars
Exports f.o.b.(1)	31,334	36,059	47,253	63,167	73,476
Imports c.i.f.(2)	41,399	51,554	69,340	97,540	116,774
Consumption goods	3,813	4,898	7,813	12,100	13,975
Capital goods	6,940	8,400	11,326	17,397	20,363
Intermediate goods	30,301	37,656	49,735	67,549	81,868
Oil	8,151	8,863	11,074	13,821	20,490
Other	22,150	22,150	22,150	22,150	22,150

	(percent change from previous year)

Total exports
Value	12.8	15.1	31.0	33.7	16.3
Price	(2.6)	(1.8)	12.7	16.3	5.7
Volume(3)	15.8	17.2	16.3	15.0	10.1
Total imports(2)
Value	(24.0)	24.5	34.5	40.7	19.7
Price	(0.3)	(1.2)	12.8	15.1	7.1
Volume(3)	(23.8)	26.1	19.3	22.2	11.8
Terms of trade	(2.3)	(0.6)	(0.1)	1.0	(1.3)

(1)	Excluding transit trade.

(2)	Excluding transit trade and non-monetary gold.

(3)	Volume changes are obtained by dividing value changes by price changes.

Sources: SPO and TURKSTAT.
     The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:
Table No. 18
Exports by Sector and Commodity

	Annual					Percentage Change
	2001	2002	2003	2004	2005	2002/01	2003/02	2004/03	2005/04
	(in millions of U.S. dollars)
Agricultural and Forestry	1,409	1,703	2,535	2,757	2,801	20.8	48.9	8.8	1.6
Agriculture and farming of animals	1,321	1,591	2,384	2,528	2,542	20.4	49.8	6.0	0.6
Forestry and logging	88	112	152	230	260	27.1	35.6	51.4	13.0
Fishing	1	1	2	8	24	36.4	102.6	224.1	208.0
Fishing	1	1	2	8	24	36.4	102.6	224.1	208.0
Mining and Quarrying	6,577	7,192	9,021	10,981	16,321	9.4	25.4	21.7	48.6
Mining of coal, lignite and peat	300	689	929	1,222	1,579	129.9	34.8	31.5	29.3
Crude petroleum and natural gas	6,076	6,193	7,766	9,366	14,140	1.9	25.4	20.6	51.0
Mining of uranium and thorium ores
Metal ores	110	190	186	231	387	73.0	(1.9)	24.3	67.4
Other mining and quarrying	91	120	139	162	215	31.7	16.3	16.2	32.4
Manufacturing	32,686	41,383	55,690	80,447	94,208	26.6	34.6	44.5	17.1
Food products and beverages	1,014	1,362	1,634	1,904	2,114	34.3	20.0	16.5	11.0
Tobacco products	40	46	58	73	93	15.1	26.5	26.5	27.4
Textiles	1,683	2,500	3,094	3,786	3,974	48.6	23.7	22.4	5.0
Wearing apparel	277	346	450	602	694	24.9	30.0	33.7	15.3
Luggage, saddlery and footwear	269	331	437	619	839	23.1	31.8	41.6	35.7
Products of wood and cork	106	153	241	399	587	43.8	57.4	66.0	47.1
Paper and paper products	785	1,007	1,319	1,712	2,010	28.4	30.9	29.8	17.4
Printing and publishing	220	200	251	282	405	(9.0)	25.4	12.6	43.5
Coke, petroleum products and nuclear fuel	1,799	2,191	2,833	3,797	5,507	21.8	29.3	34.0	45.0
Chemicals and chemical products	6,775	8,661	11,238	15,134	17,477	27.8	29.8	34.7	15.5
Rubber and plastic products	813	1,074	1,434	1,941	2,140	32.1	33.5	35.4	10.3
Other non-metallic minerals	325	412	516	717	1,009	26.8	25.2	39.2	40.6
Manufacture of basic metals	3,612	4,707	7,304	11,084	13,683	30.3	55.1	51.8	23.5
Manufacture of fabricated metal products (exc. machinery)	871	1,085	1,133	1,574	1,943	24.6	4.4	38.9	23.5
Manufacture of machinery and equipment	4,937	6,474	8,141	10,363	12,210	31.1	25.7	27.3	17.8
Office, accounting and computing machinery	782	988	1,213	1,767	2,465	26.3	22.8	45.7	39.5

	Annual					Percentage Change
	2001	2002	2003	2004	2005	2002/01	2003/02	2004/03	2005/04
	(in millions of U.S. dollars)
Electrical machinery and apparatus	1,221	1,701	2,036	3,175	4,207	39.3	19.7	56.0	32.5
Communication and apparatus	2,035	2,336	3,029	4,530	4,605	14.8	29.7	49.5	1.6
Medical, precision and optical instruments, watches	1,001	1,156	1,437	2,054	2,616	15.5	24.3	42.9	27.4
Motor vehicles and trailers	2,206	2,918	6,411	11,796	12,332	32.3	119.7	84.0	4.5
Other transport	1,360	961	524	1,890	1,927	(29.4)	(45.4)	260.4	1.9
Furniture	556	773	960	1,248	1,372	39.1	24.2	30.0	9.9
Recycling	0	0	0	0	0
Electricity, Gas and Water Supply	162	128	43	16	18	(21.0)	(66.1)	(63.9)	16.1
Electricity, gas and steam	162	128	43	16	18	(21.0)	(66.1)	(63.9)	16.1
Wholesale and Retail Trade	543	1,139	2,040	3,320	3,379	109.8	79.2	62.7	1.8
Wholesale and retail trade	543	1,139	2,040	3,320	3,379	109.8	79.2	62.7	1.8
Other Business Activities	8	2	1	1	6	(72.1)	(48.7)	(27.6)	590.2
Other business activities	8	2	1	1	6	(72.1)	(48.7)	(27.6)	590.2
Social and Personal Activities	13	5	7	10	15	(56.9)	28.7	42.2	55.8
Recreational, cultural and sporting activities	13	5	7	10	15	(57.0)	28.7	42.2	55.8
Other service activities	0	0	0	0	0		98.3	125.1	107.3
Total	41,399	51,554	69,340	97,540	116,774	24.5	34.5	40.7	19.7

Source: TURKSTAT
     Turkey has taken the lead in the establishment of the Black Sea Economic Cooperation Zone, which is intended to create a regional trade organization for the 11 countries surrounding the Black Sea. With the participation of Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldavia, Romania, the Russian Federation, Ukraine and Turkey, the Black Sea Trade and Development Bank has been established to promote economic prosperity and promote regional projects in the area. Turkey has also embarked on efforts to develop new export markets in countries with which Turkey has not traditionally traded. See “Description of the Republic—International Organizations.”
     The following table presents Turkey’s exports by country for the periods indicated:
Table No. 19
Exports by Country

		Percent		Percent		Percent		Percent		Percent
	2001	Share	2002	Share	2003	Share	2004	Share	2005	Share
	(in millions of U.S. dollars, unless otherwise indicated)
OECD Countries	20,616	65.8	23,551	65.3	30,425	64.4	40,518	64.1	44,355	60.4
EU Countries	16,702	53.3	19,201	53.2	25,546	54.1	34,047	53.9	37,705	51.3
EFTA Countries	316	1.0	407	1.1	534	1.1	662	1.0	816	1.1
Other OECD Countries	3,598	11.5	3,943	10.9	4,344	9.2	5,809	9.2	5,834	7.9
Turkish Free Zones	934	3.0	1,438	4.0	1,928	4.1	2,564	4.1	2,973	4.0
Non-OECD Countries	9,784	31.2	11,069	30.7	14,900	31.5	20,085	31.8	26,148	35.6
Europe + CIS Countries	2,787	8.9	3,554	9.9	4,857	10.3	6,637	10.5	8,820	12.0
African Countries	1,521	4.9	1,697	4.7	2,131	4.5	2,968	4.7	3,631	4.9
American Countries	3,685	11.8	3,914	10.9	4,269	9.0	5,733	9.1	5,960	8.1
Middle East Countries	3,261	10.4	3,440	9.5	5,465	11.6	7,921	12.5	10,184	13.9
Other Asian Countries	1,331	4.2	1,790	5.0	2,348	5.0	2,544	4.0	3,029	4.1
Other Countries	962	3.1	758	2.1	355	0.8	349	0.6	478	0.7
Selected Country Groups
- Black Sea Economic Cooperation	2,932	9.4	3,599	10.0	5,044	10.7	6,779	10.7	8,620	11.7
- Economic Cooperation Organization	972	3.1	1,042	2.9	1,569	3.3	2,206	3.5	2,670	3.6
- Commonwealth of Independent States	1,978	6.3	2,279	6.3	2,963	6.3	3,962	6.3	5,057	6.9
- Turkish Republics	557	1.8	619	1.7	899	1.9	1,194	1.9	1,409	1.9
- Islamic Conference Organization	4,197	13.4	4,725	13.1	7,205	15.2	10,214	16.2	13,061	17.8
Selected Countries(1) - Germany	5,367	17.1	5,869	16.3	7,485	15.8	8,745	13.8	9,455	12.9
- United Kingdom	2,175	6.9	3,025	8.4	3,670	7.8	5,544	8.8	5,917	8.1

		Percent		Percent		Percent		Percent		Percent
	2001	Share	2002	Share	2003	Share	2004	Share	2005	Share
	(in millions of U.S. dollars, unless otherwise indicated)
- Italy	3,126	10.0	3,356	9.3	3,752	7.9	4,860	7.7	4,911	6.7
- USA	2,342	7.5	2,376	6.6	3,193	6.8	4,648	7.4	5,617	7.6
- France	1,895	6.0	2,135	5.9	2,826	6.0	3,668	5.8	3,806	5.2
- Spain	950	3.0	1,125	3.1	1,789	3.8	2,620	4.1	3,011	4.1
- Netherlands	892	2.8	1,056	2.9	1,526	3.2	2,138	3.4	2,470	3.4
- Iraq	924	2.9	1,172	3.3	1,368	2.9	1,859	2.9	2,377	3.2
- Russia	0	0.0	0	0.0	829	1.8	1,821	2.9	2,750	3.7
- Israel	392	1.3	566	1.6	873	1.8	1,235	2.0	1,785	2.4
- Greece	805	2.6	861	2.4	1,083	2.3	1,315	2.1	1,467	2.0
- Belgium — Luxembourg	380	1.2	457	1.3	703	1.5	1,144	1.8	1,675	2.3
- Saudi Arabia	0	0.0	693	1.9	886	1.9	1,183	1.9	1,292	1.8
- Romania	476	1.5	590	1.6	920	1.9	1,171	1.9	1,127	1.5
- Egypt	299	1.0	380	1.1	622	1.3	894	1.4	1,179	1.6
- Algeria	501	1.6	555	1.5	741	1.6	769	1.2	962	1.3
Total	31,334	100.0	36,059	100.0	47,253	100.0	63,167	100.0	73,476	100.0

(1)	Countries are selected according to total export values in the last three years.
Sources: TURKSTAT, SPO.
     The value of imports increased from approximately $7.9 billion in 1980 to approximately $116.8 billion in 2005. In 2005, the EU accounted for 42.1% of Turkey’s total imports.
     In 2005, of the main commodity groups, the share of intermediate goods in total imports was 70.1%, while the shares of capital goods and consumption goods in total imports were 17.4% and 12.0%, respectively. As a result of the Customs Union, all customs duties and charges and the quantitative restrictions on imports were abolished. Turkey applies the EU’s common customs tariff on imports of industrial goods from the third countries, except in limited circumstances where the products are automobiles, footwear, certain leather products and furniture. The customs duties applicable to those products were progressively aligned to the EU’s common customs tariffs within the five-year transitional period. To this end, reductions of 10% in 1997, 10% in 1998, 15% in 1999, 15% in 2000 and 50% in 2001 were accomplished through various import regime decrees.
     With the establishment of the Customs Union, Turkey’s weighted average rates of protection on industrial imports from the EU and EFTA countries decreased from approximately 10% to 0. As for the products imported from countries that are not part of the Customs Union, average protection rates were reduced from approximately 15%, the pre-Customs Union level, to 5.6% in 1996. As of January 1, 2001, the average of customs duties on industrial products fell further to 4.5%. The average of customs duties in more recent years is not currently available.
     The following table presents the composition (by International Standard Industrial Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:
Table No. 20
Imports by Sector and Commodity

	2001	2002	2003	2004	2005	2002/01	2003/02	2004/03	2005/04
	(in millions of U.S. dollars, unless otherwise indicated)
Capital goods	6,940	8,400	11,326	17,397	20,363	21.0	34.8	53.6	17.0
41 Capital goods(Except transportation vehicles)	5,882	7,571	9,823	13,494	17,120	28.7	29.7	37.4	26.9
521 Transportation vehicles incidental to industry	1,058	828	1,503	3,904	3,243	(21.7)	81.4	159.8	(16.9)
Intermediate goods	30,301	37,656	49,735	67,549	81,868	24.3	32.1	35.8	21.2
21 Unprocessed materials incidental to industry	2,037	2,957	4,290	5,776	6,027	45.1	45.1	34.6	4.3
22 Processed materials incidental to industry	13,884	18,032	24,105	33,407	39,549	29.9	33.7	38.6	18.4
31 Unprocessed fuels and oils	4,181	4,957	5,718	7,329	14,699	18.6	15.4	28.2	100.6
42 Parts of investment goods	3,161	4,168	4,840	6,432	6,747	31.8	16.1	32.9	4.9
53 Parts of transportation vehicles	2,468	2,704	3,942	6,544	7,427	9.6	45.8	66.0	13.5
111 Unprocessed materials of food and beverages	301	532	957	944	866	76.9	80.0	(1.4)	(8.2)
121 Processed materials of food and beverages	299	400	525	624	762	33.8	31.3	18.9	22.1
322 Processed fuels and oils	3,969	3,906	5,356	6,492	5,791	(1.6)	37.1	21.2	(10.8)

	2001	2002	2003	2004	2005	2002/01	2003/02	2004/03	2005/04
	(in millions of U.S. dollars, unless otherwise indicated)
Consumption goods	3,813	4,898	7,813	12,100	13,975	28.5	59.5	54.9	15.5
51 Automobiles	587	813	2,220	4,214	4,296	38.6	172.9	89.8	2.0
61 Resistant consumption goods	632	687	917	1,440	1,839	8.8	33.5	57.0	27.7
62 Semi-resistant consumption goods	723	869	1,265	1,911	2,506	20.3	45.6	51.0	31.2
63 Non-resistant consumption goods	1,317	1,739	2,355	3,184	3,415	32.1	35.4	35.2	7.3
112 Unprocessed of food and beverages	115	127	119	149	270	9.8	(5.7)	24.9	81.1
122 Processed of food and beverages	239	300	404	528	645	25.7	34.5	30.8	22.1
321 Gasoline	166	329	494	556	712	98.5	50.1	12.6	28.0
522 Transportation vehicles not incidental to industry	35	34	39	119	292	(4.5)	16.5	200.6	146.6
Others	344	600	466	493	567	74.2	(22.4)	5.8	15.2
7 Other goods not elsewhere specified	344	600	466	493	567	74.2	(22.4)	5.8	15.2
Total	41,399	51,554	69,340	97,540	116,774	24.5	34.5	40.7	19.7

Source: TURKSTAT.
     The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:
Table No. 21
Imports by Country

		Percent		Percent		Percent		Percent		Percent
	2001	Share	2002	Share	2003	Share	2004	Share	2005	Share
	(in millions of U.S. dollars, unless otherwise indicated)
OECD Countries	26,011	62.8	32,985	64.0	43,899	63.3	59,650	61.2	66,107	56.6
EU Countries	18,811	45.4	24,266	47.1	33,065	47.7	44,919	46.1	49,220	42.1
EFTA Countries	1,481	3.6	2,512	4.9	3,394	4.9	3,909	4.0	4,440	3.8
Other OECD Countries	5,719	13.8	6,207	12.0	7,441	10.7	10,822	11.1	12,447	10.7
Turkish Free Zones	303	0.7	575	1.1	589	0.8	811	0.8	760	0.7
Non-OECD Countries	15,085	36.4	17,995	34.9	24,851	35.8	37,079	38.0	49,907	42.7
Europe + CIS Countries	9,900	23.9	11,953	23.2	16,800	24.2	27,959	28.7	36,675	31.4
African Countries	2,819	6.8	2,696	5.2	3,338	4.8	4,820	4.9	6,047	5.2
American Countries	420	1.0	592	1.1	1,082	1.6	1,361	1.4	1,838	1.6
Middle East Countries	2,811	6.8	2,983	5.8	4,059	5.9	5,143	5.3	7,391	6.3
Other Asian Countries	2,792	6.7	3,998	7.8	6,440	9.3	10,355	10.6	14,081	12.1
Other Countries	974	2.4	1,326	2.6	909	1.3	368	0.4	480	0.4
Selected Country Groups	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
- Black Sea Economic Cooperation	5,553	13.4	6,588	12.8	9,298	13.4	15,368	15.8	20,480	17.5
- Economic Cooperation Organization	1,238	3.0	1,548	3.0	2,736	3.9	3,218	3.3	5,108	4.4
- Commonwealth of Independent States	4,630	11.2	5,555	10.8	7,777	11.2	12,927	13.3	17,253	14.8
- Turkish Republics	283	0.7	468	0.9	623	0.9	754	0.8	1,267	1.1
- Islamic Conference Organization	5,540	13.4	6,072	11.8	8,195	11.8	10,631	10.9	14,459	12.4
Selected Countries(1)
- Germany	5,335	12.9	7,042	13.7	9,453	13.6	12,516	12.8	13,634	11.7
- Russia	3,436	8.3	3,892	7.5	5,451	7.9	9,033	9.3	12,906	11.1
- Italy	3,484	8.4	4,097	7.9	5,472	7.9	6,866	7.0	7,566	6.5
- France	2,284	5.5	3,053	5.9	4,164	6.0	6,201	6.4	5,888	5.0
- China	926	2.2	1,368	2.7	2,610	3.8	4,476	4.6	6,885	5.9
- USA	3,261	7.9	3,099	6.0	3,496	5.0	4,745	4.9	5,376	4.6
- United Kingdom	1,914	4.6	2,438	4.7	3,500	5.0	4,317	4.4	4,696	4.0
- Switzerland	1,227	3.0	2,143	4.2	2,968	4.3	3,405	3.5	4,054	3.5
- Spain	1,066	2.6	1,419	2.8	2,004	2.9	3,254	3.3	3,555	3.0
- Japan	1,307	3.2	1,466	2.8	1,927	2.8	2,684	2.8	3,109	2.7
- South Korea	759	1.8	900	1.7	1,312	1.9	2,573	2.6	3,485	3.0
- Ukraine	0	0.0	1,150	2.2	1,524	2.2	1,992	2.0	2,241	1.9
- Belgium — Luxembourg	1,042	2.5	1,311	2.5	1,657	2.4	1,908	2.0	2,152	1.8
- Netherlands	481	1.2	662	1.3	956	1.4	1,700	1.7	2,286	2.0
- Romania	41,399	100.0	51,554	100.0	69,340	100.0	97,540	100.0	116,774	100.0

Total	26,011	62.8	32,985	64.0	43,899	63.3	59,650	61.2	66,107	56.6

(1)	The countries are chosen according to the total import values in the last three years.
Sources: UFT, SPO.
     As of December 31, 2005, Turkey’s gross international reserves were approximately $68.8 billion. As of December 31, 2005, official reserves of the Central Bank were approximately $50.5 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately $16.3 billion. In 2005, net portfolio inflows to Turkey was $13.4 billion, compared to a $8.0 billion in 2004.
OTHER GOODS, SERVICES AND INCOME
     In addition to merchandise exports and imports, Turkey’s current account is also composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).
     In 2005, Turkey’s tourism revenues increased by 14.2% to $18.2 billion. See “Economy—Services—Tourism.” In addition, earnings from direct, portfolio and other investment were $3.7 billion in 2005, compared to $2.7 billion in 2004.
     Turkey’s receipts from all services amounted to approximately $25.9 billion in 2005, which represented an increase of 12.7% from 2004. Current transfers amounted to $1.5 billion in 2005. On the other hand, the debit for all services and income account amounted to approximately $18.4 billion ($9.3 billion from income) in 2005, representing an increase of 15.2% (an increase of 12.7% for income) from 2004.
BALANCE OF PAYMENTS
     The following table summarizes the balance of payments of Turkey for the periods indicated:
Table No. 22

	2001	2002	2003	2004	2005
	(in millions of US Dollars)
Balance of Payments
Overall Balance	12,924	212	-4,097	-4,342	-23,200
CURRENT ACCOUNT	3,392	-1,524	-8,036	-15,604	-23,235
Trade Balance	-3,733	-7,283	-14,010	-23,878	-32,925
Exports	34,373	40,124	51,206	67,047	76,949
Imports	-38,106	-47,407	-65,216	-90,925	-109,874
Services (net)	9,132	7,879	10,504	12,784	13,966
Services (Credit)	15,199	14,025	17,945	22,928	25,849
Tourism receipts	8,090	8,479	13,203	15,888	18,152
Services (Debit)	-6,067	-6,146	-7,441	-10,144	-11,883
Income (net)	-5,000	-4,556	-5,557	-5,637	-5,744
Income (Credit)	2,753	2,486	2,246	2,651	3,684
Interest	1,139	784	634	697	1,005
Income (Debit)	-7,753	-7,042	-7,803	-8,288	-9,428
Interest	-5,497	-4,416	-4,579	-4,343	-5,006
Current Transfers	2,993	2,436	1,027	1,127	1,468
Workers Remittances	2,786	1,936	729	804	851
Official Transfers	207	500	298	323	617

CAPITAL ACCOUNT	0	0	0	0	0
FINANCIAL ACCOUNT	-14,557	1,194	7,192	17,678	43,975
Direct Investment (net)	2,855	962	1,253	1,978	8,589
Portfolio Investment (net)	-4,515	-593	2,465	8,023	13,437

	2001	2002	2003	2004	2005
	(in millions of US Dollars)
Assets	-788	-2,096	-1,386	-1,388	-1,233
Liabilities	-3,727	1,503	3,851	9,411	14,670
Debt Securities	-3,648	1,519	2,946	7,984	9,001
General Government	-3,645	1,958	3,123	7,984	9,351
Bond issued abroad (net)	99	1,029	1,509	1,959	3,417
Other Investment	-2,667	7,190	3,424	4,159	16,596
Assets	-601	-777	-986	-6,955	250
Liabilities	-2,066	7,967	4,410	11,114	16,346
Loans	614	5,039	753	6,108	11,963
Monetary Authorities	10,229	-6,138	-1,479	-4,414	-2,881
General Government	-1,977	11,834	-765	-267	-4,637
Banks	-8,076	-1,028	1,975	5,708	9,247
Other sectors	438	371	1,022	5,081	10,234
Currency and Deposits	-832	348	1,368	647	489
Monetary Authority (FX accounts held within CBT)	736	1,336	497	-209	-787
Reserve Assets	2,694	-6,153	-4,047	-824	-17,847
Net Errors and Omissions	-1,759	118	4,941	2,268	2,460
Overall Balance	-12,924	-212	4,097	4,342	23,200

Source:	CBT.
CURRENT ACCOUNT
     The 2000 foreign trade performance was affected by the stabilization program implemented in 1999, which was designed to counteract the effects of the Asian and Russian financial crises and the earthquake events of 1999. Revival in domestic demand, increasing crude oil prices and appreciation of the Turkish Lira, especially against the Euro, resulted in widening foreign trade and current account deficits in 2000. Imports were mainly driven by consumer demand as a result of a sharp fall in interest rates, increases in the banking sector’s consumer credits and the economic recovery. Exports on the other hand, remained moderate. Despite the increase in travel revenues and shuttle trade, the current account yielded a deficit of $9.8 billion in 2000, amounting to 4.9% of GNP.
     The financial turmoil in November 2000 coupled with the economic crisis in February 2001 resulted in an economic recession, which in turn caused a slowdown in import demand. After the abandonment of the crawling peg system, the Turkish Lira depreciated significantly which resulted in reduced imports. The sharpest decline was observed in imports of consumer goods. Capital and investment goods imports also declined in that period. On the other hand, exports increased as a result of increased exports of transportation vehicles and parts, electrical machinery and mechanical equipments, and iron and steel. Shuttle trade and travel revenues showed slight increases in 2001. Hence, the current account resulted in a surplus of $3.4 billion in 2001. Turkey also experienced negative effects on travel revenues in the last quarter of 2001, as a result of the terrorist attacks in the United States in 2001.
     The most important factors that affected foreign trade in 2002 were domestic demand and production increases. Industrial production displayed high growth rates particularly after March, which stimulated imports of intermediate goods for the second quarter of 2002. On the other hand, as the domestic investment and consumption demand remained weak, excess supply was directed towards external markets. This development brought about increased exports despite a sluggish world economy. Imports increased by 24.5% and exports increased by 15.1% in 2002. Shuttle trade and travel revenues continued to increase in 2002. Consequently, the current account yielded a $1.5 billion deficit in 2002.
     External accounts continued to deteriorate in 2003, and the current account yielded a deficit of 3.3% of GNP in 2003. The deficit resulted from a widening trade deficit. Imports grew by 34.5% in 2003, mostly led by imports of intermediate goods. The growth in imports was attributed mainly to a rise in industrial production and a growth in exports that necessitate imported inputs, as well as a strengthening currency. Exports increased despite an increasing real exchange rate. Improved export performance was due to lower levels of labor and energy costs and as well as growth in productivity. Services revenues increased by 28% as a result of tourism revenues in 2003, and investment expenditures also increased due to portfolio expenditures and interest payments. Workers’ remittances continued to decline in 2003.

     Progress towards EU membership and increases in political stability raised expectations for the Turkish economy in 2004. As a result of high growth and capital inflows, the current account balance produced a deficit of $15.6 billion in 2004. The services surplus reached $12.8 billion (a 21.7% increase over 2003) due largely to an increase of 20.3% in tourism revenue totaling $15.9 billion. However, investment revenue remained unchanged compared to the previous year, producing a deficit of $5.6 billion. Current transfers reached $1.1 billion in 2004 (a 9.7% increase over 2003) due to increases in workers’ remittances and official transfers. Shuttle trade revenue declined slightly in 2004 by 1.8% to $3.9 billion.
     The current account deficit continued to widen and reached $23.2 billion in 2005, mainly due to a growing trade deficit. The expansion of domestic consumption together with the rapid rise in machinery equipment and construction investment contributed to imports growth significantly. The increasing crude oil and other energy items prices is another important factor behind rapid import growth. In spite of the strong YTL, exports grew by 14.8% owing to strong foreign demand and low unit labor costs in 2005. Tourism revenues reached $18.2 billion resulting a services surplus of $14 billion in the same year. However, the increasing investment expenditures yielded a deficit of $5.7 billion. Current transfers increased by 30.3% compared to 2004, whereas shuttle trade declined by 10.5%.
FOREIGN INVESTMENT
     Probusiness foreign investment policies have been introduced as part of the liberalization of the Turkish economy. The foreign investment legislation provides a more secure environment for foreign capital by providing support from several bilateral and multilateral agreements and organizations, granting foreign capital the same rights and obligations as local capital, and guaranteeing the transfer of profits, fees and royalties and the repatriation of capital.
     The foreign direct investment Law No. 4875, which has been in force since June 17, 2003, emphasizes the key elements of the liberal investment environment in Turkey, and represents a “legal guide” to international investors about their rights and obligations. Since all companies established in Turkey within the framework of the Turkish Commercial Code are considered Turkish companies, all duties and responsibilities are the same, regardless of the nature of the capital structure of the company.
     Law No. 4875 provides:
•	freedom to invest by eliminating all former FDI-related screening, approval, share transfer and minimum capital requirements;

•	reassurance of existing guarantees in one transparent and stable document;

•	upgrading to accepted international standards for definitions of “foreign investor” and “foreign direct investment”; and

•	a policy shift from ex-ante control to a promotion and facilitation approach with minimal ex-post monitoring.
     Turkey has been a party to several international organizations and bilateral and multilateral agreements, which provide a more secure investment environment for foreign investors, such as:
•	Turkey is a member of OECD, WTO, IMF, World Bank and organizations of the World Bank, including Multinational International Guaranty Agency (“MIGA”).

•	Agreements to protect and promote investment have been signed with 77 countries, and 62 of these such agreements are currently in force.

•	Agreements to avoid double taxation are currently in effect with 61 countries.

•	Turkey has been a party to OECD Codes of Capital Movements and Invisible Transactions and the convention on the International Center for Settlement of Disputes.

•	Turkey has been a party to investment-related agreements on WTO platforms such as TRIMs (Trade Related Investment Measures) and TRIPs (Trade Related Intellectual Property Rights).

     In 1999, the Assembly passed a Constitutional amendment permitting national and international arbitration of certain business disputes involving concession agreements for public services. In 2000, the related implementation laws allowing international arbitration in contracts involving Turkey and foreign investors were approved by Parliament.
     In addition, regulated markets for electricity and natural gas were introduced to address the shortcomings of the current centralized model. The telecommunications sector has also undergone changes, transforming the formerly monopolistic structure to a regulated and competitive sector. The High Council of Telecommunications was established in 2000 as a supervisory body for the telecommunication industry. The last step towards a full liberalization of the sector began on January 1, 2004 following the termination of the monopoly of Turk Telekom on voice telephony services and telecommunication infrastructure. Following full liberalization, the Telecommunication Authority granted the first licenses for territorial data transmission.
     Consistent with the recovery of the main economic indicators and efforts to improve the investment environment, FDI inflows continued to rise in 2005. Net FDI inflows into Turkey totaled $9,667 million in 2005, implying a more than threefold increase compared to 2004.
     The following table sets forth foreign direct investment inflows for the years indicated:
Table No. 23
Foreign Direct Investment

				Other Capital	Real
	Equity Capital			(intra-company loans)	Estate	Total
	Inflow	Outflow	Net	Net	Net	(Net)
	(in millions of U.S. dollars)
2001	3,374	(22)	3,352	—	—	3,352
2002	622	(5)	617	520	—	1,137
2003	745	(8)	737	17	998	1,752
2004	1,245	(100)	1,145	349	1,343	2,837
2005	8,413	(346)	8,067	(241)	1,841	9,667

Source: CBT
     Investments in the services sector accounted for 91% of total foreign direct investment for 2005, while manufacturing accounted for 8.5% of such total.
     The following tables set forth foreign direct investment inflows (Equity Capital) by sector and by country:
Table No. 24
Foreign Direct Investment (Equity Capital) by Sector

Sector	2002	2003	2004	2005
Agriculture, hunting and forestry	—	1	4	5
Fishing	—	—	2	—
Mining and quarrying	2	14	75	44
Manufacturing	110	448	168	711
Electricity, gas and water supply	68	86	69	4
Construction	3	8	23	94
Wholesale and retail trade	89	92	103	46
Hotels and restaurants	0	4	1	18
Transport, storage and communications	1	2	639	3,350
Financial intermediation	260	51	69	3,969
Real estate, renting and business activities	0	6	3	11
Public administration and defence; compulsory social security	—	—	—	—
Education	0	0	0	17

Sector	2002	2003	2004	2005
Health and social work	5	23	53	74
Other community, social and personal service activities	84	10	36	70
Private households with employed persons	—	—	—	—
Extra-territorial organizations and bodies	—	—	—	—
Total	622	745	1,245	8,413

Source: CBT
Table No. 25
Foreign Direct Investment (Equity Capital) by Sector

Country	2002	2003	2004	2005
European Union (25)	455	555	977	4,982
Germany	86	142	73	335
France	22	120	34	2,068
Netherlands	72	50	568	282
United Kingdom	8	141	79	267
Italy	241	1	15	676
Other EU Countries	26	101	208	1,354
Other European Countries (Excluding EU)	64	70	111	1,646
Africa	0	0	0	3
America	9	58	97	115
North America	9	58	97	114
U.S.A.	2	52	36	89
Canada	7	6	61	25
Central America And Caribbean	0	0	0	1
South America	0	0	0	0
Asian	70	60	60	1,665
Gulf Arabian Countries	5	0	1	1,634
Near And Middle Eastern Countries	0	1	53	1,637
Other Asian Countries	65	59	6	28
Australia	0	0	0	1
Unclassified	24	2	0	1
Total	622	745	1,245	8,413

Source: CBT
FUTURE DIRECTIONS
     In order to address the feedback received from international investors about the difficulties in Turkey’s investment environment, the Government of Turkey in 2001 launched a reform process to improve administrative procedures. The idea behind this initiative was that administrative barriers can make the difference between being an attractive location for investment and one that is not competitive, since complex and time-consuming administrative procedures appear to be among the most important disincentives to investment, and can discourage investors despite other attractive features that a country might have to offer.
     International investors’ complaints mainly centered on cumbersome, unclear, informal and time-consuming administrative procedures which were creating an opaque and uncertain business environment, raising initial and operational costs for investors. Taking into account the findings and recommendations of a diagnostic study and the project on administrative barriers to investment conducted jointly by the Government of Turkey and the Foreign Investment Advisory Service (“FIAS”), a joint facility of the International Finance Corporation (“IFC”) and the World Bank, the Government initiated a Reform Programme to improve the investment environment.
     The Reform Program for Improvement of Investment Environment in Turkey, was accepted in December 2001 by the Council of Ministers. Pursuant to this decision, a Coordination Council for Improvement of Investment Climate (“CCIIC”) was appointed among representatives of various public and private sector organizations.

     The purpose of the Reform Program is to increase domestic and foreign investments, by improving the investment environment. Thus, it is intended to prevent administrative obstacles faced during investments, to reduce or eliminate some unnecessary and repetitive bureaucratic transactions and to complete the procedures rapidly.
     Within the framework of the Reform Program, which is an on-going process with a particular focus in the following key areas as outlined by the decision on December 11, 2001 by the Council of Ministers:
•	company registration;

•	employment of foreigners;

•	sectoral licensing;

•	land access and site development;

•	taxation and state aids;

•	customs and technical standards;

•	intellectual property rights;

•	foreign direct investments legislation; and

•	investment promotion.
     The Council of Ministers’ decision created nine technical committees corresponding to the above key areas of reform and envisages that the work on regulatory reform be guided under the auspices of the CCIIC. The CCIIC is composed of the Undersecretaries of the Ministry of Finance, the Ministry of Industry and Commerce, Treasury, Foreign Trade, State Planning Organization, and presidents of the Technical Committees, the Turkish Industrialists’ and Businessmen’s Association (“TUSIAD”), the Turkish Union of Chambers and Stock Exchanges (“TOBB”), the Foreign Investors’ Association (“YASED”) and the Turkish Exporters Board (“TIM”), under the presidency of the Undersecretariat of Prime Ministry. The secretariat services of the CCIIC are carried out by the Undersecretariat of Treasury.
     The Government has taken several steps in compliance with the recommendations of the technical committees. Moreover, the Government has amended the Council of Minister’s Decree to include another technical committee on small and medium enterprises. To increase the influence of the reform program for improvement of the investment environment (the “CCIIC Program”), the Government appointed a minister to the CCIIC Program. The CCIIC Program has proved effective and various legislative changes have been made and draft laws have been prepared. Laws enacted as a result of the CCIIC Program to date include the law on employment of foreign personnel, Foreign Direct Investment Law, amendments to the Turkish Commercial Code that redesign the company registration process (reducing the steps required from 19 to 3 and reducing the turnaround time from two and a half months to one day), Mining Law, Labour Law, Turkish Patent Institute Law, the law on the investment allowance system, which enables a shift to an automatic state aids system in line with EU requirements, and other laws regarding insurance, encouragement of tourism, the prevention of smuggling and inflation adjusted accounting.
     Furthermore, the CCIIC Program efforts have produced results in other areas such as recruitment of expatriates, sectoral licensing, customs and intellectual and industrial property rights. With respect to customs reform, the Undersecretariat of Customs has implemented a reform program to improve its administrative efficiency and effectiveness. The automated customs system has been established at 99% of all customs offices and has been further enhanced to assist customs in controlling the movement of goods. One of the goals of the customs reforms is to conform the customs regulations and procedures to those mandated by EU legislation and simplifying and harmonizing the forms, procedures and control techniques to conform with those recommended by the World Custom Organization. Necessary legislation to strengthen the capacity and infrastructure of the Turkish Patent Institute has been enacted, which seeks to ensure effective implementation of the regulation and protection of intellectual and industrial property rights.
     New regulations on “Opening a Business Place and Work License” have reduced the required number of documents from 52 to 6 for licensing of sanitary business place and from 43 to 7 for licensing of non-sanitary business place. The number of documents required to obtain an Opening License has been reduced from 18 to only 2.
     The regulation of land acquisition and site development are critical issues for both local and foreign investors. The Draft Legislation stipulating amendments in the Zoning Code No. 3194 addresses those concerns by shortening the development plan approval process, harmonizing inventory studies on land utilization, setting the standards with respect to industrial zone planning, providing for the sharing of planning data by public agencies, preparing investment area maps, preparing Organized Industry Zone (“OIZ”) inventories and, when appropriate, investigating the vacancy of certain OIZs.
     In April 2005, Law No. 5331 became effective, granting the Council of Ministers the power to define and govern Small and Medium Enterprises (“SMEs”). The primary purpose of the Law is to abolish regulations prone to conflicting interpretation and bring the rules governing SMEs in line with EU legislation.
     To increase efficiency of the CCIIC, a new Steering Committee was established in May 2005, involving high level executives of six Ministries and governmental agencies and the four leading business associations which have seats on the CCIIC and Investment Advisory Council platforms.
     While Turkey has been achieving quite positive results in improving the environment for business by means of national platforms like the CCIIC, another structure has also been established with an international perspective, named Investment Advisory Council (“IAC”) for Turkey in 2004 with a view to raise the competitive position of Turkey in the world economy as an investment location. The Council, chaired by the Prime Minister, is composed of top level executives from twenty multinational corporations and presidents of four leading Turkish NGOs representing the private sector. At the end of the inaugural meeting the Council members decided to convene once a year and highlighted a number of priority issues which they believed to be hindering the full blossoming of Turkey’s potential and which they view it would be beneficial to concentrate upon until the next meeting. The CCIIC technical committees serve as the affiliated “working groups” of the IAC. The creation of the linkage between the two structures leverages and strengthens their respective institutional capacities. The IAC provides critical strategic direction and impetus to the CCIIC, while the CCIIC in turn provides implementation follow up to the IAC recommendations.
     Some issues identified in the IAC meetings are being remitted to the CCIIC for further research, follow up and/or action. In line with the priorities set by the IAC, discernible progress has been made in improving the investment environment. The Second Meeting of the Investment Advisory Council was held on April 29, 2005 in Istanbul. At the meeting, the IAC members unanimously agreed that progress has been made in all fronts, and highlighted the most important accomplishments in the declaration of outcomes.
CAPITAL ACCOUNT
     Within the period 2000-2005, financing needs were mainly met by credit drawings from IMF loans, long-term capital inflows, portfolio investments and foreign direct investments. A combination of loans totaling $49.6 billion was used to finance the current account deficits, while net international reserves increased by $35 billion during this period.
     In 2000, while the Government’s bond issues, IMF credit uses, short term borrowing by the banking sector and long term borrowing of the private sector played important roles in the financing of this deficit, the financial turmoil in November 2000 resulted in a considerable outflow of portfolio investments.
     Foreign direct investments and the Government’s drawings of IMF loans gave rise to capital inflows in 2001, whereas substantial short-term debt repayments of the banking sector and portfolio outflows especially during the crisis were the dominant factors in the financing structure of 2001. As a consequence, Central Bank reserves fell by $2.7 billion in that period.
     The Government’s use of $12.5 billion of IMF loans was the most important financing source for the current account deficit in 2002, which led to a $6.2 billion increase in Central Bank reserves.
     In 2003, the deficit was financed through portfolio flows, short-term credit drawings by the banking sector, and rising deposits of non-residents in domestic banks. Another significant source of financing was the net errors and omissions items that generated $4.9 billion of inflows in 2003. As financing sources exceeded the current account deficit, Central Bank reserves increased by $4 billion in that period.

     In 2004, long-term financing, other than portfolio investments, rose significantly as a percentage of total financing. Long-term capital flows and portfolio investments were mainly composed of long-term credit from the private sector and security purchases by non-residents. The financial account yielded a surplus of $13.3 billion in 2004 despite significant loan repayments related to IMF credits. Excluding IMF loans and official reserve changes, net capital inflow was $23.6 billion during this period. Net errors and omissions continued their increasing pace. As the capital inflows surpassed the external financing requirement, the total reserves (consisting of Central Bank and other banks’ reserves) increased by $6.8 billion.
     In 2005, the external financing requirement was met by portfolio investments, long-term credits utilized by private and banking sector and foreign direct investments (“FDI”). Long-term borrowing of private and banking sector amounted to $9.9 billion and $6.5 billion, respectively. Furthermore, the Treasury issued $6.5 billion worth of bonds at low costs, as a result of positive outlook of the Turkish economy in international markets. FDI inflows realized as $8.6 billion, which was the historical highest level. Net errors and omissions item generated $2.5 billion of inflows. Therefore, excluding IMF loans and official reserve changes, net capital inflow reached $44.3 billion in 2005. Consequently, Central Bank reserves have increased by $17.8 billion.
INTERNATIONAL RESERVES
     Over the period 2001-2005, Turkey has substantially increased its international reserves, including official reserves of the Central Bank and reserves held by commercial banks and gold. Net international reserves reached $68.7 billion as of December 31, 2005.
     The following table presents the level of international reserves at the dates indicated:
Table No. 26
International Reserves (billion U.S. Dollars)

		Central	Commercial	Gross		Net
	Gold(1)	Bank	Banks(2)	Reserves	Overdraft	Reserves
2001	1.032	18.787	10.392	30.212	20	30.192
2002	1.279	26.807	9.980	38.066	15	38.051
2003	1.558	33.616	9.795	44.968	11	44.957
2004	1.635	36.009	16.143	53.786	1	53.785
2005	1.915	50.515	16.318	68.748	1	68.747

(1)	For 2001 $275.8 per ounce, for 2002 $331.8 per ounce, for 2003 $407.6 per ounce, and for 2004 $440.5 per ounce.

(2)	Includes all commercial banks (foreign and domestic) doing business in Turkey.

Source: CBT
FINANCIAL SYSTEM
THE CENTRAL BANK
     The Law on the Central Bank of the Republic of Turkey (No. 1715) was enacted on June 11, 1930. The Bank was established in October 1931 and opened officially on January 1, 1932. This Law was abolished in 1970 and a new Central Bank Law numbered 1211 was enacted on January 14, 1970. The aim of the new Central Bank Law was to redefine the authorities and responsibilities of the Central Bank and to enrich the monetary policy tools of the Bank so as to enable the Central Bank to play a more active and efficient role in the economy.
     The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market.

     The Central Bank manages and controls the official gold and foreign exchange reserves within the framework of overall economic objectives. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments and institutions of high credit quality. The Central Bank is also required to determine and protect the parity of the national currency with gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.
     The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration the development plans and annual programs, and advising the Government regarding financial matters.
     In the aftermath of the February 2001 crisis, a series of reforms were realized. In May 2001, the Central Bank Law was amended in accordance with international experiences to ensure instrument independence, accountability and transparency. Price stability was declared as the sole and overriding objective of the monetary policy. Short-term interest rates became the main policy instrument of the Bank. The law also established a Monetary Policy Committee with the responsibility of setting the inflation target together with the government. In this context, the Central Bank is expected to inform the Government and the public about the targets and implementations of the monetary policy, safeguard the value of the Turkish Lira against foreign exchange rates and work with the Government to determine the exchange rate regime. The law clearly defines the relationship between the Government and the Central Bank and excludes cash advances to the Treasury and prohibits credit lines to public institutions.
     In 2002, with an eye towards modern Central Banking policies and in preparation for an inflation targeting strategy, important changes were made in the operational structure of Turkey’s monetary policy. Within the framework of these changes, on August 1, 2002, the Turkish Banks’ Association, with the assistance of the Central Bank, launched the Turkish Lira Interbank Offer Rate (“TRLIBOR”). The determination of interbank reference rates is expected to play an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates. The Central Bank phased out its intermediation role in both the interbank money market and the foreign exchange and banknotes market by taking into consideration the progress made in strengthening the private banking sector and in selling or closing down the banks under the SDIF. The Central Bank’s gradual withdrawal as a blind broker for banks in the aforementioned markets was concluded as of December 2, 2002. In addition to these developments, beginning on September 2, 2002, a Primary Dealership system was initiated by the Treasury and the Central Bank supported the system by providing the primary dealer banks with Turkish Lira liquidity.
     The Central Bank continued efforts to improve the stability of financial markets by implementing policies regarding price stability. Within this framework, the Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (“GDBS”) at the beginning of 2003 as a step to reinforce the Primary Dealer System. Hence, the banks that want to lend GDBS had the opportunity to obtain additional return with low risk, while borrower Primary Dealer banks reduced their quotation liabilities in the secondary market. In addition, markets were immediately stabilized by providing funds on reasonable conditions in the foreign exchange and banknotes markets in order to minimize the adverse market effects of the conflict in Iraq. Similarly, during the terrorist attacks in Istanbul in November 2003, banks were provided with unlimited borrowing facility. Lending interest rates were also temporarily reduced to dissipate the tension in the markets and to diminish possible fluctuations. The payment system functioned normally and closed without problems by the help of these measures.
     In 2004, the Central Bank continued to implement implicit inflation targeting under a floating exchange rate regime. In this framework, the Central Bank continued to use short-term interest rates as the primary tool to counteract inflationary pressures whereas some monetary aggregates from the Central Bank’s balance sheet have functioned as nominal anchor in the context of the economic program conducted with the IMF. To this end, the overnight borrowing interest rate was reduced from 26% to 18% throughout the year 2004.

     The implicit inflation targeting regime continued to be implemented with floating exchange rate regime in 2005 as well. There were two important developments in this year, which caused full-fledged inflation targeting to be postponed to 2006 and the announcement of 2005 as a “transition year”: The first one was currency reform of dropping six zeros from the Turkish lira. With this reform, the Central Bank indicated its confidence on the permanency of the achievements made during implicit inflation-targeting period, which in turn, enhanced the credibility of the monetary policies further. Secondly, the Turkish Statistics Institution introduced new price indices, which include changing the base year and calculation methodology of the CPI. The Central Bank continued to use the short term interest rates as the main policy instrument. Due to the favorable inflation outcomes and positive expectations regarding the Turkish economy and the monetary policy, the path of the interest rates was downward throughout the year. In fact, the overnight borrowing interest rates dropped from 18% to 13.5% in 2005.
MONETARY POLICY AND INFLATION
     2000. The monetary and the exchange rate policies implemented in 2000 differed from previous policies because they were explicitly directed towards disinflation as part of the new Stand-by Arrangement with the IMF. Within the framework of the monetary policy, the annual depreciation path of the Turkish Lira against the foreign exchange basket of $1.00 and EUR0.77 was determined for the year 2000.
     The upper limits on net domestic assets, excluding the revaluation account and the band around net domestic assets, were also important issues of the monetary policy. In practice, the quarterly ceiling values for net domestic assets were set at TL1,200 trillion and such values were determined as the performance criteria in the context of the Stand-By Arrangement. The band around net domestic assets, which was determined for each quarter in accordance with the realized base money stock at the end of the preceding quarter, provided less room for intervention by the Central Bank. It was presumed that increases in base money demand would be met by capital inflows, which would be viewed as increases in net foreign assets on the Central Bank balance sheet.
     In 2000, the required reserve ratio for Turkish Lira denominated deposits was decreased from 8% to 6% and the difference of 2% was held as free deposits at the Central Bank. Because the banking system was allowed to hold these free deposits in a weekly averaging plan (as opposed to a daily plan), the banks were provided more flexibility in their liquidity management.
     The Central Bank offset changes in net credits to the public sector in the balance sheet in order to maintain net domestic assets in the predetermined band, except on religious holidays, which are possible periods of increases in the demand for base money.
     In accordance with the band around net domestic assets, the Central Bank’s bid/ask quotations in the interbank money market were announced on a daily basis and were changed very frequently in light of market liquidity in 2000. In previous years, changes in bid/ask quotations were made much less frequently. Also, the difference between ask quotations and bid quotations was much wider than in previous years so as to discourage banks from using Central Bank funds through the interbank money market unnecessarily and to eliminate the possibility of disturbing the values of net domestic assets at the end of each day.
     Between January 2000 and the end of November 2000, the Central Bank maintained net domestic assets in line with what was determined by the Stand-by Arrangement. The daily net domestic asset values remained within the predetermined band, except for the religious holiday in March 2000, and the end of quarter values of net domestic assets were realized below the predetermined upper limit of TL1,200 trillion. Following the financial crisis in November 2000, the Central Bank increased lending to the market through open market operations, the interbank money market, and through fixed rate quotations, which required higher net domestic asset values than those required by the upper limit of the predetermined band.
     Following the November 2000 financial crisis, the demand for foreign exchange continued despite increased interest rates. There was a partial improvement in financial markets after the announcement of the SRF from the IMF in December 2000. See “Economy—Financial Crises—November 2000.”
     At the end of 2000, the value of net domestic assets (excluding the revaluation account) was TL2,366 trillion, primarily due to the increase in liquidity demand after the financial crisis in November 2000 and the rapid increase in liquidity demand in the markets as a result of the religious holiday in late December. As a result of the unsystematic increase at the end of 2000, the net domestic asset value subject to the performance criteria was determined as the average of the values on December 11, 2000 and January 11, 2001. The new performance criteria on net domestic assets for the end of 2000, which was set at TL1,650 trillion, were satisfied with TL1,060 trillion in 2000.
     In 2000, base money increased by 49% in nominal terms from TL3,879 trillion to TL5,788 trillion. The real rate of growth in base money was 7%. Foreign assets increased 17% in the period between January and mid-November 2000. However, the November 2000 financial crisis resulted in a loss of gross foreign exchange reserves and, as a result, foreign assets decreased. Net foreign assets decreased by 49% in terms of U.S. dollars by the end of 2000. The quarterly floors set as the performance criteria for net international reserves in the first two quarters of 2000 were met. In the second half of 2000, the end-of-quarter values of net international reserves were higher than the floors. However, the end of year indicative floor value was subject to a revision after the November 2000 financial crisis.
     In 2000, the rate of increase in the exchange rate basket was 20% in accordance with the preannounced rate. In particular, the rates of depreciation of the Turkish Lira against the US dollar and the Euro were 24.4% and 14.1%, respectively, in the year 2000.
     In 2000, M2 and MY2 grew by approximately 43% and 40%, respectively, as compared to the end of 1999.
     2001. Following the November 2000 financial crisis, the Government announced a new monetary policy, while the exchange rate policy remained the same. The predetermined daily exchange rate path was announced for the January-June period and the “progressively widening band” around the central exchange rate path was determined. Additionally, new targets for some balance sheet items, such as net domestic assets and net international reserves were announced.
     However, the increase in the risk premium pushed the interest rates in primary and secondary markets to pre-crisis levels. Towards the end of February 2001, political uncertainties preceding the Treasury auction caused panic in the markets and the Turkish Lira faced a serious attack. The Central Bank tightened the liquidity, which led to a bottleneck in the payments system. In light of these developments, defending the crawling peg exchange rate regime became impossible. As a result, the currency peg system was abandoned in the wake of the February crisis and the Central Bank announced exchange rates would be determined in the market by supply and demand conditions. Interventions were carried out only to smooth the excessive short-run fluctuations, without interfering with exchange rates reaching their market-determined levels in the long run.
     The “Transition Program for Strengthening the Turkish Economy” was initiated in May 2001 to review the 2000 disinflation program and to reinforce structural elements. The goal of this program was to secure economic stability and to put the economy on a sustainable growth path by overcoming the inflation problem. From late February 2001 through the beginning of a new IMF program in mid-May, the Central Bank focused on re-establishing financial market stability by ensuring the re-functioning of the payments system, reducing the open positions of banks to more prudent levels, bringing stability to the exchange rate, and addressing the chronic problems of state-owned banks to enhance the overall stability of the banking system.
     A new letter of intent was signed with the IMF in May 2001, which proposed a more active monetary policy. In this framework, a ceiling value for net domestic assets and a floor value for the changes in net international reserves have been set. These values have been taken as performance criteria. Because of the abandonment of the exchange rate anchor, base money has been determined both as an intermediate target and as the new anchor to the economic agents. However, due to the estimation difficulties, periodic ceilings were determined as indicative targets rather than performance criteria. The targeted rates of increase in base money were determined so as to prevent monetization and to restrict the inflationary effects of devaluation. In order to sterilize liquidity injected through the use of IMF credit for domestic financing purposes, programmed foreign exchange auctions were initiated.
     The short-term interest rate became the main monetary policy instrument and was used to curb inflationary pressures. The Central Bank actively withdrew the excess liquidity, which was injected into the market by banking operations designed to manage the November 2000 and February 2001 financial crises through reverse repurchases and foreign exchange sales. As a result, the impact of the excessive increase in net domestic assets to the base money was prevented and monetization was not allowed.
     Prior to the September 11, 2001 terrorist attacks in the United States, monetary and foreign exchange markets were relatively stable, compared to the previous months. However, after the terrorist attacks, both the rate of depreciation of the Turkish Lira and interest rates rose. The Central Bank announced that it would meet the liquidity requirements of the markets if necessary and dropped the upper quotation on interest rates. The announcement of new macroeconomic targets and budgetary aggregates, together with international support to Turkey, increased the possibility of additional external financing from the IMF and re-established stability in the markets. The Government agreed to the measures necessary to reach the primary surplus of 6.5% of GNP for 2002. In addition, the IMF announced the approval of $10 billion in financing support for the 2002-2004 period, apart from the $3.2 billion committed in an earlier agreement. These two positive developments resulted in the decrease of interest rates to 70%, in line with pre-September 11, 2001 levels.
     The annual inflation rate measured on the basis of CPI dropped to 33.4% in February 2001. Due to the sharp depreciation of the Turkish Lira at the end of February 2001 and the increase in the prices of public goods and services, consumer prices began to rise again. Consequently, the inflation rate was 68.5% in 2001.
     The end of year balance sheet targets of the Central Bank were met in 2001. The net domestic assets average for the last five working days of December was TL19,493 trillion, which was below the ceiling of TL22,400 trillion. The decline in net international reserves during November-December 2001 amounted to $1,730 million, which was below the performance criteria set at $3,546 million. The base money average for the last five working days of December was realized as TL7,642 trillion, which was below the performance criteria set as TL7,750 trillion.
     The real effective exchange rate calculated on the basis of wholesale prices declined to 87.5% in the first quarter of 2001, and ended the last quarter of 2001 at 98.3%. Annual depreciation of the Turkish Lira was 115.3% against the U.S. dollar and 107.1% against the Euro. During the February 2001 financial crisis, the overnight compound interest rates climbed to unprecedented levels and started to ease in the aftermath of the financial crisis, ending the year at 80.0%.
     Annual nominal growth rates for monetary aggregates during 2001 were observed as 51% for M1, 48% for M2 and 88% for M2Y. In real terms, there were contractions of 11% for M1 and 12% for M2, whereas M2Y expanded 11%.
     2002. A monetary targeting policy was implemented in 2002 to convince monetary agents that monetary expansion would not reach beyond the levels consistent with macroeconomic targets. The expansion in the monetary base, an item of the Central Bank balance sheet, was set as the target variable and served as the nominal anchor of the program designed to decrease uncertainties in the near future and shape expectations. In addition to the monetary target strategy, the Central Bank stated that it would implement an “implicit inflation targeting” policy consistent with its ultimate aim of price stability and that it also might change short term interest rates in light of the future path of inflation.
     Measures were taken to establish exchange rates consistent with domestic economic fundamentals to ensure that the floating exchange rate regime and the exchange rate market would function more effectively in 2002. Within this framework, the Central Bank announced that it would intervene in the foreign exchange rate market only to prevent excessive volatility, without targeting a certain trend level. Moreover, the Central Bank announced that it would hold foreign exchange buying auctions in order to improve the foreign exchange position. Under the floating exchange rate regime, the Central Bank’s control over short-term interest rates was strengthened and short-term interest rates became the main policy instrument of the monetary program.
     In the period January-April 2002, the Turkish Lira appreciated by approximately 8%, due to financial support provided by the IMF and strict adherence to the economic program, which increased the confidence in the economic program and cleared the concerns associated with the sustainability of domestic debt. Moreover, Treasury domestic borrowing interest rates decreased by approximately 20 percentage points. The decline in the uncertainty of the global markets improved inflationary expectations, which in turn increased market confidence. In addition to the decline in supply side inflationary pressures, weak domestic demand also contributed to the disinflation trend. Following these economic developments, the Central Bank reduced the short-term interest rates gradually; the overnight borrowing interest rate decreased from 59% to 48% and the overnight lending rate dropped from 65% to 55% in the January-April period.
     The favorable economic outlook in early 2002 was disturbed in the May-August period by various undesirable political events, early general election debates and disputes regarding the acceptance of EU harmonization laws. During this period, volatilities in the Turkish Lira and foreign exchange markets increased and the decline in the inflation rate slowed down. Starting in August, developments such as the determination of the election date, the acceptance of EU harmonization laws and the increasing confidence in the sustainability of the current program after the general elections decreased the perception of political uncertainty. Based on the foresight that these developments would have a positive impact on inflation, the overnight borrowing interest rate decreased from 48% to 46%, whereas the overnight lending rate decreased to 53% from 55% in early August.
     During the period August-November 2002, the Central Bank did not make any changes in the levels of short-term interest rates, due to the risk of inflationary pressures in a climate of general elections, the deterioration in fiscal discipline and the delays in some structural reforms. Starting in November, it was foreseen that sustaining fiscal discipline through structural reforms would affect inflationary tendencies in a positive manner. On November 11, 2002, the overnight borrowing rate was lowered to 44% and the overnight lending interest rate was lowered to 51%.
     Within the framework of the numerous objectives of the 2002 monetary program, the targets for base money and net international reserve items, specified as performance criteria, and net domestic assets, specified as the indicative target, were attained.
     Within the framework of the operation launched following the February 2001 crisis, a substantial amount of liquidity was created in the market as a result of the outright purchase of state borrowing notes by the Central Bank from the public banks and SDIF banks, in order to provide these banks with short-term financing. This structural excess liquidity continued during the year and by the end of 2002, it had reached 9.6 quadrillion TL. Liquidity management of the Central Bank was organized to enhance financial stability without conflicting with the price stability goal. Excess Turkish Lira liquidity in the market was eliminated by Turkish Lira deposit buying auctions in the interbank money market and reverse repo transactions in the Istanbul Stock Exchange repo-reverse repo market via open market operations.
     In August 2002, the Turkish Banks’ Association, with the assistance of the Central Bank, launched the Turkish Lira Interbank Offer Rate (“TRLIBOR”) which serves as a reference rate for credit and other financial instruments, including forward foreign exchange rates. The Central Bank phased out its intermediation role in both the interbank money market and the foreign exchange and banknotes market by taking into consideration the progress made in strengthening the private banking sector and by selling banks under the SDIF. The Central Bank’s gradual withdrawal as a blind broker for banks in the aforementioned markets was concluded as of December 2, 2002. Beginning on September 2, 2002, a primary dealership system was initiated by the Treasury and the Central Bank which provides the primary dealer banks with Turkish Lira liquidity through open market operations in order to support the system.
     Insufficient demand conditions, together with tight monetary and fiscal policy measures and the remarkable primary surplus targets of the economic program, brought about a strong position in the current account balance. Moreover, external financial support, especially from international institutions, enhanced the strong position in the balance of payments. Under these conditions, demand for Lira-denominated assets increased as the strengthening of the Lira that began on 2001 continued for the first four months of 2002. The volatility of the exchange rate displayed a relative decline during this period. An increase in the level and volatility of the exchange rate that was not compatible with macroeconomic fundamentals was observed at the beginning of May, mainly due to political uncertainties. This trend continued until the end of July and the Central Bank intervened in the markets in a limited way on July 11, 2002 in order to reduce the extreme volatility in the exchange rate. As it was clearly announced to the public, the Central Bank was not targeting a specific exchange rate level and interventions were directed towards reducing volatility in the foreign exchange markets through low transaction volumes. Downward volatility in exchange rates was observed especially before the religious holiday periods in February and December 2003, due to increasing Turkish Lira liquidity needs. As a result, the Central Bank intervened in the markets on the purchase side. Extreme upward volatility in the exchange rates was observed at the end of December due to negative domestic and external developments and the Central Bank’s intervention in the markets on the sale side. In 2002, the US dollar/TL rate increased by 13.8%, while the euro/TL rate increased by 31.8% due to the appreciation of the euro with respect to the US dollar.
     In 2002, the year-end CPI inflation remained at 29.7%, below the inflation target of 35%. The CPI inflation for 2002, which was the lowest in 20 years, was also below the CPI inflation expected by the Central Bank Expectations Survey. The ongoing monetary and fiscal discipline and certain structural reforms were the main causes of disinflation. Furthermore, domestic demand developments did not result in an inflationary pressure because of the high rate of increase observed in production in the second quarter of 2002, which stemmed mainly from stock accumulation and expansion in exports. The pace and magnitude of the exchange rate volatility (which affected inflation) were weakened gradually by the adoption of the floating exchange rate regime and by sluggish domestic demand. In addition, the rate of change in food prices, at the lowest level of the last 15 years, caused inflation to remain below the target.
     Annual nominal growth rates for monetary aggregates during 2002 were observed as 39% for M1, 31% for M2 and 25% for M2Y. In real terms, there was expansion of 7.3% for M1 and 1.0% for M2, whereas M2Y decreased 3.3%.
     2003. The primary goal of the Central Bank is to maintain price stability. In 2003, as in previous years, monetary policy implementation has been determined according to this objective. Likewise, in the framework of the “Transition Program to Strong Economy”, which was introduced in the aftermath of the February 2001 economic crisis and revised at the beginning of 2002 to cover the period 2002-2004, a policy characterized as “implicit inflation targeting” has been implemented that focuses on future inflation. In accordance with this policy, the Central Bank has used short term interest rates as the main policy instrument to fight inflation under the floating exchange rate regime and monitored the monetary performance criteria and indicative targets introduced in the context of the economic program conducted with the IMF.
     In 2003, the Central Bank reduced interest rates six times in April, June, July, August, September and November, in large part, due to the fall in cost-driven inflationary pressures. The reduction in inflationary pressures was caused by a reduction in foreign exchange rates and oil prices in the aftermath of the conflict in Iraq, the government’s commitment to implement the structural reforms envisaged in the economic program and the maintenance of budgetary discipline, and the improvement in inflation expectations in connection with increased market confidence. Eventually, overnight borrowing interest rates were reduced to 26% in October, compared to 44% at the beginning of April.
     In compliance with the floating exchange rate regime, the Central Bank let the foreign exchange rate be determined by market conditions to a great extent in 2003. Nevertheless, the Central Bank has announced several times since the beginning of the economic program that it may intervene in the foreign exchange market to prevent excessive volatility and hold foreign exchange purchase auctions to strengthen the foreign exchange position without affecting the long-term tendency and equilibrium value of the exchange rate. In this context, as a result of the increase in the foreign exchange supply, partly owing to the reverse currency substitution, the Central Bank restarted daily purchase auctions on May 6, 2003, with the aim of strengthening the foreign exchange reserve position. The Central Bank stopped holding purchase auctions on October 23, 2003, taking into account the decrease in excess foreign exchange supply beginning from the end of September and the rise in foreign exchange rates due to the demand of some banks to close their open positions by the end of the year. Beginning in May, in order to prevent the excessive volatility in foreign exchange rates, the Central Bank carried out purchase interventions once in May, June and July, and twice in September. The total amount of foreign exchange purchased by the Bank during May-October period was $9.9 billion.
     With regard to exchange rates, the US dollar/TL rate was 1:1,647,654 at the end of year 2002 and the Turkish Lira depreciated in the first three months of year 2003 as a result of adverse effects in Iraq, and reached a high of 1:1,754,813 on March, 24, 2003. The rate declined from April through October of 2003 because of declining inflation rates, fiscal discipline, positive developments with the IMF, the US credit aid expectation, and because of higher realizations of export and tourism revenues than expected. The rate reached its lowest figure of 1:1,356,557 on September 23, 2003. The rate fluctuated in October and at the end of year 2003, the rate was 1:1,399,998.
     The Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (“GDBS”) at the beginning of 2003 as a step to reinforce the Primary Dealer System. Hence, the banks that wanted to lend GDBS had the opportunity to obtain additional return with low risk, while borrower Primary Dealer banks reduced their quotation liabilities in the secondary market. In addition to this, markets were immediately stabilized by providing funds on reasonable terms in the foreign exchange and effective markets in order to minimize the adverse effects of that conflict in Iraq had on markets. Similarly, during the terrorist attacks in İstanbul in November, banks were provided with unlimited borrowing facility, and lending interest rates were temporarily reduced to dissipate the tension in the markets and to diminish possible fluctuations. The payment system functioned normally and closed without any problem with help from these measures. Except for the aforementioned points, the operational structure of the monetary policy is the same as before; excess Turkish Lira liquidity, which fluctuated between TL5 quadrillion and TL14 quadrillion was withdrawn by Turkish Lira deposit buying auctions in the Interbank Money market and by reverse repo transactions in the İstanbul Stock Exchange (“ISE”) Repo-Reverse Repo Market within the framework of open market operations. In order to extend the maturity of the excess liquidity withdrawn and render the liquidity management more flexible, the

Central Bank started two-week deposit buying auctions in November in addition to four-week deposit buying auctions, and abolished the limit on the amount of the auction so as to flexibly determine the amount to be purchased in deposit buying auctions. Moreover, the Central Bank introduced some additional arrangements that would contribute to the deepening and effective functioning of the financial markets by reducing the intermediation costs of the banking system. In this framework, the interest rates on required reserves for the Turkish Lira-denominated deposits were envisaged to be between 75-80% of the weighted average simple interest rates on the banking system deposits.
     In this framework of the Stand-by Arrangement, performance criteria for base money and Net International Reserves (“NIR”) and indicative targets for Net Domestic Assets (“NDA”) were reached as of end of December 2003. Among these, base money increased annually by 42.6%. The level of Base Money is mainly determined by the volume of the currency issued. It is known that currency issued generally increases seasonally in the tourism, new-year and salary payment periods. At the end of the aforementioned periods, depending on the currency issued returns, it generally decreases. In addition, transactions held within the framework of daily liquidity management by the Central Bank may affect the volume of the currency issued. However, it is believed that the increase in real money demand played an important role in the rapid increasing trend in currency issued, especially in the last quarter of 2003. In 2003, the main cause of the increase in money demand was improvements in inflationary expectations together with steadily decreasing annual inflation rates since the second quarter of the year. In addition to this, the stabilized value of the Turkish Lira and the decreasing nominal interest rates as a result of a decrease in risk perceptions were the other important reasons for the increase in money demand. Net foreign assets, the second performance criterion, were evaluated with constant program exchange rates and increased annually by 125%. The increase in foreign exchange buying auctions, which were introduced in May, and foreign exchange interventions, played an important role and totaled $9.9 billion in 2003. Finally, net domestic assets, an indicative target, fluctuated sharply during the year depending on the borrowing of the Treasury, seasonal liquidity fluctuations, and in conjunction with this, open market operations conducted by the Central Bank. As of the end of 2003, net domestic assets have demonstrated a limited increase of 4.2% annually.
     In 2003, money supplies, defined as narrow and broad (“M1” and “M2”), increased by 51.2% and 32.2%, on a nominal basis, respectively, and by 27.8% and 11.7% on a real basis, compared to the end of 2002. The increase in sight deposits, which is one of the sub-items of the M1 money supply, at a rate of 62.3% on a nominal basis was the main reason for the increase in M1 money supply. Time deposits, which are one of the sub-items of M2 money supply, increased by 26.5% on a nominal basis and by 6.9% on a real basis by the end of 2003. M2Y money supply, which consists of the sum of M2 and foreign exchange deposits increased by 12.3% on a nominal basis, compared to the end of 2002. Taking into account the fact that the CPI inflation was 18.4% by the end of 2003, the M2Y money supply declined by approximately 5% on a real basis.
     In 2003, Operation Iraqi Freedom began, which led to a rapid rise in oil prices and exchange rates. Despite the lack of any pressure from the aggregate demand side, the cost-push effects of the conflict slowed the disinflation process temporarily. However, by the end of the conflict in May, the macroeconomic conditions improved quickly and inflation began to decrease. Aside from the conflict, 2003 had all the necessary conditions for achieving disinflation. First of all, monetary and fiscal discipline led to an increase in market confidence, which in turn led to consistent declines in inflation expectations. Secondly, a strong Turkish Lira and low energy prices resulted in lower production costs. Thirdly, food prices also contributed to the disinflation period. Finally, domestic demand put no pressure on prices. As a result, year-end inflation targets were achieved once again as the prices increased by only 18.4% annually as of December 2003. The achieved inflation rate was the lowest since the late 1970s.
     2004. The Central Bank continued to implement implicit inflation targeting under a floating exchange rate regime, as announced in the “General Framework of Monetary and Exchange Rate Policy in 2004” dated January 2, 2004. In this framework, the Central Bank continued to use short-term interest rates as the main policy instrument to fight inflation while monitoring monetary performance criteria and indicative targets introduced by the economic program conducted with the IMF.
     The Central Bank used short-term interest rates by taking into account the factors that influence future inflation in line with the goal of price stability. The factors considered in interest rate decision-making are total supply and demand balance, indicators with respect to fiscal policy, developments in wages, employment-unit costs and productivity, pricing behavior in both the public and private sector, inflationary expectations, foreign exchange rates, possible external shocks and inflation forecasts calculated by the Central Bank. The Central Bank was able to reduce interest rates four times during 2004 after recognizing the lack of considerable demand pressure, the fall in inflation expectations, positive developments in the relations with the European Union and IMF and the government’s commitment with respect to fiscal discipline and structural reforms. Eventually, the overnight borrowing interest rate was reduced to 18% on December 20, 2004 (from 26% at the beginning of 2004).
     Within the framework of exchange rate policy, the Central Bank declared that exchange rates would be determined by market dynamics and it could intervene in the exchange rate markets in cases where exchange rates display excessive fluctuation in both directions. Moreover, the Central Bank announced that it would hold foreign exchange purchase auctions in order to increase foreign exchange reserves without distorting the long-term tendency and equilibrium value of the exchange rate.
     The Turkish Lira appreciated in the first three months of 2004 as a result of the completion of the Seventh Review with the IMF and positive expectations regarding inflation. During this period, parallel to the developments in foreign exchange supply, foreign exchange buying auctions restarted and due to the increased volatility in February, the Central Bank intervened in the markets to buy foreign exchange. However, the expectations about interest rate increases, the referendum in Cyprus and uncertainties about Turkey’s European Union membership caused foreign exchange rates to surge in April 2004. Due to the decline in foreign exchange supply, foreign exchange buying auctions were suspended during this period, and on May 2004, the Central Bank intervened in the markets to sell foreign currency. Positive expectations regarding both foreign exchange entries in summer and economic performance marked the start of an appreciation of Turkish Lira from mid-May 2004. In August and September debates about the financing of the current account deficit and developments in internal politics that may have adversely affected the EU accession process, caused the exchange rate to increase to some extent. However, especially during the last two months of the year, the movements in favor of the Euro in the Euro/US$ parity, strong economic data, a higher investment appetite for emerging markets, expectations regarding the new three-year Stand-By Arrangement with the IMF, and affirmative developments regarding the EU accession process caused the Turkish Lira to appreciate. The US$/TL rate closed 2004 at 1:1,342,700 after opening the year at 1:1,399,998.
     The Open Market Operations Implementation Regulation (“OMO”), restructured to take effect as of April 12, 2004, captures both the changes in transaction pricing, and the increase of the amount of government securities delivered as collateral in repo transactions. The latter measure decreased the credit risk of the Central Bank receivables that are vulnerable to market price changes of government securities. In 2004, OMO, one of the basic liquidity management instruments, continued to be actively used. Excess market liquidity continued in 2004 due to the Central Bank’s purchases of government securities issued by the Treasury to strengthen the financial structure of public banks and banks under Savings and Deposit Insurance Fund (“SDIF”) within the scope of the 2001 Banking Operation, liquidity granted to the market due to foreign exchange interventions and auctions to counteract the increased foreign exchange supply stemming especially from reverse currency substitution and foreign exchange and foreign currency entrance from outside the system. The reverse repo transactions in the ISE Repo-Reverse Repo Market and borrowing from Interbank Money Market (“IMM”) transactions were used to withdraw this excess liquidity from the market. Interest payments were another factor increasing excess liquidity in the market. Furthermore, temporary drops in excess liquidity and its asymmetric distribution among banks led the Central Bank to conduct a small number of repo transactions with some primary dealers. The strategy of liquidity management is conducted in line with the goal of price stability.
     The 2004 monetary program, the targets for Base Money, Net International Reserves (“NIR”) and Net Domestic Assets (“NDA”) items (specified as the indicative targets), were set for 2004 by the Letter of Intent dated October 31, 2003 and the corresponding targets were revised in the Letter of Intent dated April 2, 2004. The targets for Base Money and Net Domestic Assets were revised and the targets for Base Money and Net International Reserves were set as performance criteria in the Letter of Intent dated July 15, 2004. The performance criteria, as revised, for Base Money and NIR and the indicative targets for NDA were achieved in 2004.
     In 2004, money supplies, defined as narrow and broad (“M1” and “M2”), increased by 36.7% and 35.1%, respectively, on a nominal basis and by 25% and 23.6% on a real basis. The increase in sight deposits at a rate of 49% was the main reason for the observed increase in the M1 money supply. By the end of 2004, time deposits (a sub-item of M2 money supply) increased by 33% on a nominal basis and by 21.6% on a real basis. The M2X money supply, which consists of the sum of M2 and foreign exchange deposits, increased by 23.7% on a nominal basis and 13.2% on a real basis compared to the end of 2003. The M2XR money supply, which is the sum of M2X money supply and the repo transactions that banks carry out with their clients, increased by 22.5% on a nominal basis and by 12.1% on a real basis in 2004.

     The downward trend in inflation, which started in 2002, accelerated in 2004. The year-end inflation target has been met for the third straight year. Although there was a rapid rise in the exchange rates in the April-May period due to foreign economic conditions, the effects of this rise, especially on CPI inflation, remained rather limited. The structural change in the relationship between the exchange rate and inflation were effective in this development. The monetary and fiscal discipline that has been maintained for three years, together with falling inflation and increasing competition, contributed to the fall in the exchange rate pass-through by effecting pricing behavior of firms and general expectations.
     The Central Bank continued to implement implicit inflation targeting together with a floating exchange rate regime in 2005. As mentioned above, after the collapse of the exchange rate based stabilization program in 2001, it was announced that the final aim of the Central Bank was to switch to the full-fledged inflation targeting regime. However, most of the necessary pre-conditions for the launch of a successful inflation targeting regime had not been met at those times and therefore, a strategy that aimed at preparing the environment for the new regime called as “implicit inflation targeting regime” started to be implemented.
     Prior to the year 2005, great achievements were made towards the inflation targeting regime and normalizing the economy. In this period, considerable improvement in achieving price stability has been experienced with the help of the prudent fiscal and monetary policies and also structural reforms, steps towards the central bank independence and the adaptation to the floating exchange rate regime. The fact that the inflation targets were met four consecutive years has helped the increase of the credibility of the monetary policy, hence weakening of the inflation inertia. This, in turn, has contributed to the changing of the pricing behavior of the producers and consumers and, converging the inflation expectations to the targets, which enabled the Central Bank to manage the expectations more efficiently. Furthermore, owing to the favorable expectations about Turkish economy, increased confidence in Turkish lira and increased interest for Turkish assets, a reverse dollarization process has been experienced. Moreover, exchange rate pass through has also weakened and become more lagged compared to the high inflation period. Owing to the prudent fiscal policies, the concerns about the fiscal dominance problem have been eased and the discussions about sustainability of the public debt ceased to be on top of the agenda. Financial sector fragility has been weakened and the depth of the financial and foreign exchange markets have been increased. Finally, the overall confidence in the economy has increased because of the aforementioned achievements together with the other positive developments such as the commence of the negotiations with EU and adherence to the IMF program.
     In spite of these favorable achievements, the year 2005 was announced as the “transition year” to the full-fledged inflation targeting regime due to two important developments: Firstly, at the beginning of 2005, six zeros from the Turkish currency was removed. This currency reform was an indication of the confidence in attaining the price stability and this, in turn, enhanced the credibility of the monetary policy further. Secondly, the Turkish Statistics Institution introduced new price indices, which include changing the base year and calculation methodology of the CPI. Many of the new core indices were introduced for the purpose of enhancement of the communication with the public. Furthermore, the Central Bank has completed its preparations regarding the institutional and technical infrastructure in 2005. In this context, the organizational structure of the Bank has been restructured, the duties regarding the implementation of the monetary policies have been redefined and clarified, the information set employed when taking the monetary policy decisions has been broadened, and inflation forecasting methods and models have been improved.
     The developments regarding the monetary policies were also directed towards the institutionalization of the monetary policy decision-making process. In order to make the decision making process more transparent and predictable, the decisions on the main policy instruments have started to be made depending on the assessments arising from the pre-set Monetary Policy Committee (“MPC”) meetings. In 2005, the timings of the MPC meetings were set as the 8th of each month. Moreover, the rationale behind the MPC decisions has started to be published within two business days in a press release. In addition to this, CBT were also explaining an assessment of the general economic outlook and inflation developments with a press release entitled “Inflation and Outlook”. These developments contributed to the further convergence of the ongoing regime to a full-fledged inflation targeting.
     The short-term interest rates continued to be the main policy instrument directed towards the price stability goal. However, the practice of employing the magnitude of the Base Money and the Net International Reserves (NIR) as performance criteria and the Net Domestic assets (“NDA”) as the indicative target has also continued in compliance with the economic program conducted with the IMF. All the targets, as revised in the Letter of Intent dated November 24, 2005, which describes the policies that Turkey intends to implement in the context of its request for financial support from the IMF, were achieved at the end of the year.

     When taking the short term interest rate decisions, the Central Bank took into account the medium term inflation outlook by analyzing the factors that influence the future inflation in line with the price stability goal in 2005 as well. Throughout the year 2005, considering the fall in the inflationary expectations, the lack of considerable demand pressure, the favorable expectations regarding the EU accession of Turkey, the positive developments in Turkey’s relation to the IMF and the belief about the continuation of the fiscal discipline and reforms, the Central Bank reduced the overnight interest rates gradually in a cautious manner. In fact, the overnight borrowing interest rate has fallen by 4.5%, from 18% to 13.5%, along the year 2005. The Central Bank was cautious when reducing the short-term interest rates, because of the inertia in services inflation and risks related to external developments like oil prices and global liquidity conditions.
     The floating exchange rate regime continued to be operative in year 2005 as well. The Central Bank did not have any target for the exchange rates and they were determined by the supply and the demand conditions in the foreign exchange market. However, the Central Bank continued to monitor the exchange rate developments carefully. Moreover, the Central Bank held foreign exchange purchase auctions in order to increase its foreign exchange reserves without distorting the long-run tendency and the equilibrium value of the exchange rate. Unlike the previous years, however, the Central Bank started to announce the annual auction program at the end of 2004 and strictly adhered to the announced program in 2005 so as to keep the impact of the auctions on the supply and demand conditions in the markets at a minimum level and stick to the main principles and the functioning of the floating exchange rate regime (the operational framework is explained in detail in the “exchange rates and exchange policies” section). In 2005, the Central Bank withdrew $7.4 billion from the foreign exchange market through 242 foreign exchange purchase auctions. In addition to the auctions, the Central Bank continued to intervene in the exchange rate markets in cases where exchange rates displayed or were expected to display excessive volatility in both directions, as it had already been announced. In this framework, the Central Bank intervened in the foreign exchange markets six times in 2005 and withdrew about $14.5 billion by the interventions. Furthermore, for the purpose of transparency, the data on direct foreign exchange purchase or sale interventions have started to be published on the website of the Central Bank starting from October 21, 2005.
     Considering the exchange rate developments in 2005, it can be stated that a more apparent appreciation of the YTL has been experienced. The main reasons lying below this process and the stable position of the YTL were the increased capital inflows and the changes in the domestic portfolio choices of the residents in favor of the domestic currency, which resulted from the decisive implementation of the economic program and the experience of low inflation and strong growth performances. Despite the general tendency of appreciation and the stability of the YTL, due to the debates on Turkey’s EU accession, the interest rate decisions of the FED, the relations with the IMF and the developments in the oil prices, exchange rates exhibited interim fluctuations from time to time. See “Economy-Exchange Rates and Exchange Policies” for year end US$/TL exchange rates.
     In 2005, new arrangements were introduced for the required reserve implementation so as to enable the banks to manage their liquidity in a more flexible and efficient manner. In this framework, by the Communiqués on Required Reserves and Liquidity Requirement dated November 16, 2005, the practice of maintaining required reserves was abolished and the total amount of the YTL liabilities started to be maintained on two-weeks average in free deposits accounts.
     The excess liquidity conditions in the markets continued in 2005 as well. This excess liquidity in the market was withdrawn by the active use of the OMOs and borrowing from the Interbank Money Market throughout the year 2005.
     In 2005, both narrow and broad money supply (“M1” and “M2”), increased by 31.9% and 38.3%, respectively, on a nominal basis and by 22.4% and 28.4% on a real basis. The increase in M1 money supply was mainly caused by the increase in sight deposits at a rate of 48.7%. Time deposits, which is one of the sub-items of M2 money supply, increased by 40.7% on a nominal basis and by 30.6% on a real basis, by the end of 2005. On the other hand, the M2X money supply, which consists of the sum of M2 and FX deposits, increased by 22% on a nominal basis and 13.3% on a real basis compared to the end of 2004.
     The declining trend of the inflation rate has continued in 2005. The Central Bank focused on achieving the end-year inflation target for 8% and in fact, the year-end inflation was realized as 7.7%. Moreover, the targets defined for Base Money, NIR and NDA were all met and the exchange rates displayed stability in 2005.
     The Central Bank has changed its balance sheet structure in accordance with IMF agreements. The restructured balance sheets have been derived from the Central Bank Analytical Balance Sheet, as shown below:

     Table No. 27
Selected Central Bank Balance Sheet Data

		As of December 31
	2001	2002	2003	2004	2005
	(in millions of New Turkish Liras)
Asset	60,089.5	74,070.5	76,497.1	74,672.7	90,070.1
Foreign Assets	34,409.6	50,995.3	52,891.9	53,592.1	72,337.7
Domestic Assets	25,680.0	23,075.2	23,605.3	23,605.2	17,732.4
Cash Operations	25,664.1	24,221.8	22,881.8	19,048.1	15,722.7
FX Revaluation Account	(174.8)	(1,146.6)	(723.5)	2,032.5	2,009.7
IMF Emergency Assistance	190.6	0	0	0	0
Liability	60,089.5	74,070.5	76,497.1	74,672.7	90,070.1
Total Foreign Liabilities	50,220.7	53,551.1	52,362.6	49,929.4	51,522.4
Liabilities to Non-Residents	36,733.2	37,368.8	35,647.9	30,554.0	22,857.8
Liabilities to Residents	13,487.5	16,182.3	16,714.7	19,375.4	28,664.6
Central Bank Money	9,868.8	20,519.5	24,134.5	24,743.3	38,547.7
Reserve Money	7,975.9	10,668.3	15,010.4	20,327.8	32,696.4
Currency Issued	5,282.7	7,635.6	10,675.5	13,465.2	19,612.0
Deposits of Banking Sector	2,520.2	2,791.8	4,191.3	6,723.2	12,898.9
Extra Budgetary Funds	104.2	178.1	48.3	24.4	90.6
Deposits of Non Banking Sector	68.9	62.8	95.3	115	94.9
Other Central Bank Money	1,892.9	9,851.1	9,124.1	4,415.4	5,851.3
Open Market Operations	1,244.0	9,578.7	8,260.1	3,622.1	4,983.0
Deposits of Public Sector	649.0	272.4	864.1	793.4	868.3

Source: CBT.
     The Central Bank’s Program Balance Sheet was revised four times between end of 1999 and 2003. As of the end of 2005, the Program Balance Sheet, in accordance with the Letter of Intent presented on April 26, 2005, is as follows:
     Table No. 28
Central Bank Program Balance Sheet Data

December 31, 2005
(Thousands of YTL)
(constant)
I-BASE MONEY	32,510,886
a-Currency issued	19,612,019
b-Bank deposits	12,898,867
-Required reserves	0
-Free Reserves	12,898,867

II-NET FOREIGN ASSETS (A+B+C)	38,675,544
A-Net International Reserves (1-2+3)	56,191,136
1-Gross foreign reserves	79,533,089
a-Gold	2,378,328
b-Foreign banknotes	342,906
c-Correspondent accounts	76,562,543
-Current accounts	6,160,283
-Portfolio accounts (Excl.TDF)	70,401,328
-Other accounts	931
d-Reserve tranche position	249,313
2-Gross International Reserve Liabilities	-23,341,954
a-Overdrafts	-1,075
b-Letters of credits	-1,735,040
c-Short term credits	0

December 31, 2005
(Thousands of YTL)
(constant)
d-Dresdner account ( 1 year)	-4,335,601
e-FX deposits of Banking sector (*)	-17,021,960
f-IMF	-248,278
-Use of credit	0
-SDR allocation	-248,278
3-Net Forward position	0
a-Swap	0
b Forward options	0
B-Medium term FX credits (net)	2,023,837
C-Other	-19,539,429
Workers Account	-19,867,654
1-Dresdner account	-19,867,654
a-2 year	-9,399,086
b-3 year	-10,468,568
2- Other( FX Lending Excl.)	-167,335
3- Portfolio (TDF)	495,561

III-NET DOMESTIC ASSETS	-6,164,657
A-Treasury Debt	19,429,911
a. CBT’s Portfolio	19,470,029
aa. DİBS prior to Nov. 5, 2001	19,470,029
ab. DİBS purchased from secondary market	0
b. Other	-40,118
B-Public sector deposits(YTL)	-868,294
C-Public sector deposits(FX)	-15,664,236
D-Funds	-90,565
E-Other public sector deposits	-94,899
F-Credits to banking sector	1,585
G-Open market operations (net)	-4,983,044
H-Other	-3,707,783
I-Revaluation accounts	-187,332
J-IMF Emergency assistance (Treasury)	0
K-FX Lending	0

NIR (1)
NDA (2)	-6,164,657
Treasury Liabilities to the IMF (3)	22,653,906
Treasury FX denominated borrowing with an original maturity of less than 1 year (4)	0
NIR (Program definition) (1-3-4)
NDA (program Definition) (2+3+4)	16,489,249

Source: CBT
     The following table presents key monetary aggregates for the dates indicated:
Table No. 29
Key Monetary Aggregates

	2001	2002	2003	2004	2005
	(in millions of New Turkish Lira)
M1	11,073	14,259	21,564	29,469	38,868
M2	46,986	61,195	80,923	109,344	151,238
M2X (M2 + foreign exchange deposits at commercial banks)	104,133	133,45	149,855	185,419	226,216

Source: CBT

     The following table presents the discount rates of the Central Bank for the dates indicated:
Table No. 30
Discount Rates

Year	Discount Rates
2001	60%
2002	55%
2003	43%
2004	38%
2005	23%

Source: CBT
BANKING SYSTEM
     The Banks Act (Law No. 4389) changed nine times in last five years, with the aim of harmonization to the developments in the country and abroad (Law No. 4389 as amended eight times thereafter, with law No. 4491 in December 1999, with Law No. 4672 in May 2001,with Law No. 4684 in June 2001, with Law No. 4743 in January 2002, with Law No. 4842 in April 2003, with Law No. 5020 in December 2003, with Law No. 5189 in June 2004 and with Law No. 5228 in July 2004). The new Banking Act (Law No. 5411) which was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983re.), with the aim of:
     •     Settling markets to an active, regular and transparent structure,
     •      Protecting the rights of the individual customers who use the financial services,
     •      Settling the Banking Regulation and Supervision Agency’s (BRSA) structure, duties and responsibilities to be more sensitive to the market’s needs and more elastic,
     •      Performing the functions of regulation and supervision of the activities of banks, financial holding companies, financial leasing companies, factoring companies, financing companies and support services institutions,
     •      Making the management and organization structures of the institutions covered by this Law more sensitive, elastic, and open to dialogue,
     •      Making good governance dominant by implementing corporate governance principles,
     •      Integrating the Turkish banking system to the international markets,
     •      Granting the permissions for the establishment and operations of banks, financial holding companies, financial leasing companies, factoring companies, financing companies and support services institutions as a part of prudential supervision,
     •      Establishing a sufficiently flexible regulation and supervision system and regulation structure to answer the changing conditions of the financial markets,
     •      Protecting the fundamental principles such as transparency and equality between the parts of the financial system,
     •      Establishing and generalizing the confidence and stability in the financial markets,
     •      Predicting the risky developments in the financial markets,

     •      Decreasing the transactions and intermediation costs in the banking sector,
     •      Making the strategies and policies of the BRSA compatible to the road maps of the financial markets,
     •      Establishing the procedures for the exchange of information between the BRSA and related authorities.
     The Turkish banking system is currently regulated and supervised by the BRSA which is an independent and autonomous public entity with administrative and financial autonomy that supervises banks and other financial institutions. BRSA, whose administrative body is the Banking Regulation and Supervision Board (“BRSB”) was established based on the repealed act No. 4389. Following the appointment of the members of the BRSB, the BRSA commenced its operations on August 31, 2000.
     The Savings Deposit Insurance Fund (“SDIF”) is a public legal entity that was administered and represented by the BRSA through December 2003. Through an amendment to the repealed Banks Act No. 4389 in December 2003, the SDIF was given the independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through transfer or merger of these banks with another bank, transfer of its shares to third parties, or liquidation.
     In addition to the Central Bank (“CBT”), 53 banks were operating in Turkey as of the end of 2004, including 13 investment and development banks (one of which was a clearing bank), 5 participation banks and 35 commercial banks. The Tendency toward decrease in the number of banks and increase in concentration continued in 2005. With the merger of two deposit banks, the number of deposit banks decreased to 34 from 35, and with the merger of two participation banks, the number of participation banks decreased to 4 from 5. Thus, the total banks in the sector decreased to 51 from 53. By year end 2005, of the banks in the sector, 3 were state banks, 17 were private banks, 13 were foreign commercial banks, 4 were participation banks, and 13 were development and investment banks. There is also 1 SDIF bank in the system.
     When analyzed by banking groups, it is observed that the weight of state banks in the system continued, though decreased a little in favor of private banks. While the share of the state banks in the sector by asset size decreased to 31.4% from 34.9%, the share of private banks increased to 59.7% from 57.4%. One of the noteworthy developments of 2005 was the increase of foreign interest in the sector. The concrete result of this increase was that the share of banks in control of foreign capital in the sector increased to 5.2% from 3.4%, as well as the increase of the shares of foreign partnership in banks in control of domestic capital.
     The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency.
     State Banks
     Priority was given to the financial restructuring of state banks. Simultaneously with the strengthening of their financial structure, operational restructuring studies were initialized. The main objective of the latter is to re-build organizational structure in compliance with the requirements of contemporary banking and international competition.
     As a first step, management of the three state banks was transferred to a newly created Joint Board of Directors. The Board was granted the authority to restructure and prepare the state banks for privatization. In order to reduce their short-term liabilities, state banks obtained liquidity through repo or the outright sale of government securities to the Central Bank and fully eliminated their short-term liabilities (amounting to TL8.5 quadrillion as of March 16, 2001) to private banks and non-bank entities (excluding those to the Central Bank). Fully released from short term and costly funding needs upon the financial support provided within the program, the state banks started to conduct their operations and transactions in light of competition and profit-maximization. State banks’ deposit interest rates began to be determined uniformly and below the interest rates of the government securities. Thereafter, deposit interest rates of the state banks showed a development parallel to the decrease in interest rates generally. The Treasury supplied special issue government bonds of TL23 quadrillion in 2001 and all claims of the state banks on Treasury arising from subsidized lending (duty losses), including the interest accrued to these loans, were securitized. Legislation was enacted on July 3, 2001 to prevent generation of new duty losses and to annul the Acts and the Council of Ministers’ Decrees that allowed subsidized lending through state banks (creating these losses).

     State banks have become better at identifying problem loans and setting aside appropriate provisions for such loans, increasing transparency. As a result, non-performing loans of state banks rose to TL3,613 trillion and provisions set aside for such loans rose to TL2,904 trillion in December 2002, compared to TL1,017 trillion and TL296 trillion, respectively, at the end of 2000. The loss was due to the merger with Emlak Bankasi, and the provision set aside for the loss, amounted to TL1.9 quadrillion and TL1.4 quadrillion, respectively. The performing loans portfolio of the state banks was YTL5.3 billion as of December 2002, YTL7.9 billion as of December 2003 and YTL12,9 billion as of December 2004. As of December 2005, the non- performing loans portfolio of the state banks decreased to YTL1,516 million and provisions made for these non-performing loans decreased to YTL1,442 million.
     In order to strengthen the capital structure of state banks, funds in the form of both securities and cash were injected into these banks. As a result, total paid-up capital of the state banks rose to TL3.4 quadrillion from TL476 trillion in December 2000 and own funds thereof rose to TL6.0 quadrillion from TL713 trillion as of December 2002. Total paid-up capital and own funds increased to TL3.6 quadrillion and TL8.4 quadrillion, respectively, as of December 2003. In December 2004, total paid-up capital and own funds totaled YTL3.3 billion and YTL8.0 billion, respectively. Also, own funds increased to YTL8.7 billion as of December 2005. Capital injections as well as the increased share of Treasury papers carrying zero risk-weight contributed to the increase in capital adequacy. The state banks determine lending rates while taking into account funding costs in order to achieve efficiency and profitability.
Table No. 31
Consolidated Balance Sheet of State Banks

	Million YTL		% Share
	Dec. 2004	Dec. 2005	Dec. 2004	Dec. 2005
Assets
Cash & Claims on Banks	4,595	4,280	5.6	4.6
Securities Portfolio	53,225	54,164	64.4	58.8
Loans	12,864	19,523	15.6	21.2
Loans under Follow-Up (Net)	104	74	0.1	0.1
-Loans under Follow-Up	1,601	1,516	1.9	1.6
-Provisions for Loans under Follow-Up (-)	1,496	1,442	1.8	1.6
Duty Losses	—	—	—	—
Other Assets	8,818	11,104	10.7	12.1
Liabilities
Deposit(1)	64,397	72,094	77.9	78.3
Borrowings from Banks(2)	1,848	1,221	2.2	1.3
Other Liabilities	8,403	9,796	10.2	10.6
Shareholders’ Equity	8,056	8,993	9.7	9.8
Balance Sheet Total	82,704	92,103	100.0	100.0

(1)	Interbank-Deposits are excluded.

(2)	This item includes Interbank Deposits and Interbank Money Market transactions.
Source: BRSA
     During the operational restructuring of state banks, Emlak Bank’s license was revoked and its assets were transferred to Ziraat Bankasi as of July 9, 2001. Emlak Bank’s non-banking related properties, participation shares, commercial real estate and assets that were subject to legal follow-up and related provisions were excluded from the transfer.
     Important steps were also taken to reduce the number of personnel and branches of the state banks to a reasonable level. Accordingly, the number of branches reduced by 27.6% to 1,806 as of December 2005 from 2,494 as of December 2000 (including Emlak Bankasi), while the number of personnel was cut nearly in half (to 30,864 from 61,601) during the same period. In the aftermath of this restructuring, a positive impact in financial and operational restructuring began to show in the profitability performance of the state banks. Along these lines, the state banks declared a total of TL750 trillion in profit (Ziraat Bankasi TL156 trillion and Halk Bankasi TL594 trillion) as of the end of 2002. They have declared a total of YTL1,558 billion in profit (Ziraat Bankasi YTL1,072 billion and Halk Bankasi YTL486 billion) as of the end of 2003 and YTL2,058 billion in profit (Ziraat Bankasi YTL1,530 billion and Halk Bankasi YTL528 billion) as of December 2004. The total profit of state banks was YTL 2,334 billion (Ziraat Bankasi YTL1,802 billion and Halk Bankasi YTL532 billion) as of December 2005.”
     The SDIF banks
     After the BRSA began operating on August 31, 2000, the administration of 13 banks was assumed by the SDIF, in addition to the 8 banks already existing under its administration. Of these 21 banks whose administration was taken over during the period 1997-2002, 13 banks were merged, 5 banks were sold to domestic and foreign investors and the license of 1 bank was revoked. After the merger of Pamukbank with Halkbank, by the end of December 2004 there was only 1 bank (Bayindirbank) left under the administration of the SDIF, which served as the bridge bank for the resolution of the SDIF banks. With the implementation of Decision No. 1085, dated July 3, 2003, of the Banking Regulation and Supervision Board, the license of Turkiye Imar Bankasi T.A.S. to perform banking activities and accept deposits was revoked and the management and control of this bank was transferred to the SDIF. The SDIF banks were subjected to an intensive financial and operational restructuring process following their takeover, including the following:
•	short-term liabilities were liquidated;

•	FX open positions were considerably reduced;

•	deposit rates were decreased and brought in line with market rates;

•	deposit and FX liabilities were transferred to other banks; and

•	branch and personnel numbers were cut down to reasonable levels.
     A sum of $21.7 billion was required for the financial restructuring of banks that were taken over by the SDIF. Of this amount, $17 billion has been obtained from public sector resources and the remaining $4.7 billion from private sector resources (i.e., from the SDIF’s own resources). A considerable portion of the SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for the SDIF. A portion of the funds stated above have been used for repayment or transfer of the SDIF banks’ deposit liabilities amounting to $26 billion.
     With a view towards accelerating the resolution of the SDIF banks, their deposits and foreign exchange liabilities were transferred to other banks. An important portion of the SDIF banks’ deposits were sold to other banks through a series of auctions, backed by matching government securities portfolios. Auctions were realized within a separate bidding process for pools of TL and foreign exchange deposits in 5 stages. As a result of these auctions, TL479 trillion in Turkish Lira and $2,587 million in foreign exchange denominated deposits were transferred to 8 private banks. The SDIF banks used a portion of special issue bonds granted by the Treasury to eliminate their short-term liabilities. These liabilities, amounting to TL5.2 quadrillion as of March 16, 2001 (excluding those liabilities to the Central Bank), were fully eliminated by using the funds provided through outright sales to the Central Bank. Short-term liabilities to the Central Bank, amounting to TL2.6 quadrillion as of the same date, were fully repaid in 2002.
     Open foreign exchange positions of the SDIF banks, which were approximately $4.5 billion before May 2001, decreased substantially as a result of the injection of foreign exchange-indexed Treasury papers during the second half of May 2001 and became $561 million as of end of June 2001. Although their foreign exchange net open position had increased with the SDIF’s takeover of Pamukbank, it decreased to $367 million as of December 2002 and to $30.6 million as of December 2003. The long position of the sole SDIF bank, Bayindirbank, was $11 million as of the end of 2004 and $33 million as of end of 2005. The SDIF banks’ deposit interest rates have been kept in line with the market rates since March 2001.
     Private Banks
     With the “Banking Sector Restructuring Program” implemented in May 2001, private banks (excluding development and investment banks, and foreign banks’ branches) strived to have a healthier structure and to reach internationally accepted minimum capital levels. Due to adverse economic and financial developments, the program was further strengthened by the introduction of a set of new instruments which strengthen the capital of private banks through public support if necessary, establish a legal framework for the restructuring of debts to the financial sector (known as the Istanbul Approach), and establish asset management companies. The legal framework for these instruments (Act No. 4743 on Restructuring of Debts to the Financial Sector and amendments made to some laws) were put into force on January 31, 2002. 25 privately owned deposit banks went through a three-stage audit and standard reports displaying the financial status of these banks as of December 31, 2001 were prepared. Provisional Article 4, added to the Banks Act, made it possible for those satisfying certain conditions to receive one time support in the form of the SDIF’s participation in Tier 1 capital or a subordinated loan (Tier 2 capital).
     Detailed explanations of the Bank Capital Strengthening Program and the audit and assessment results of the program were announced to the public through the “Introductory Guide” and the “Progress Report,” both of which aim to increase the transparency in the banking sector.
Table No. 32
Balance Sheet of Banks Covered by the Program(1)

	TL Trillion		$ Million
	December	December	December	December
	2003	2004	2003	2004

Liquid Assets	1,481	1,833	1,063	1,372
Banks	8,381	12,208	6,015	9,138
Interbank Money Market	3,666	2,083	2,631	1,559
Securities Portfolio	45,840	55,521	32,901	41,558
Fixed Securities	13,695	10,539	9,830	7,888
Loans	52,380	80,166	37,595	60,005
Receivables under Follow-Up (Gross)	641	4,375	460	3,274
Receivables under Follow-Up (Net)	4,023		2,887

Total Assets	163,779	206,370	117,549	154,469

Deposits	102,858	125,235	73,824	93,739
Own Funds	23,243	30,722	16,682	22,996

(1)	This table is consolidated to include domestic and foreign branches and provides inflation-adjusted balance sheet data for the 25 banks covered by the Bank Capital Strengthening Program. The Bank Capital Strengthening Program was finalized at the end of year 2004.
Source: BRSA
     Cash capital increases, correction of provisions set aside for non-performing loans, positive changes engendered in the market risk and valuation of securities were considered during the evaluations and accordingly, Vakiflar Bankasi, Pamukbank and Sekerbank were determined to have capital needs. Pamukbank was transferred to the SDIF, Sekerbank’s capital needs were covered in cash by its shareholders, and a subordinated loan providing funds to reach the 9% capital adequacy ratio was extended to Vakiflar Bankasi.
     In order to help private sector companies continue to operate and regain solvency after the financial crises, a legal framework for the restructuring of debts to the financial sector, know as the Istanbul Approach, was introduced by Act No. 4743, and related regulation was issued by the BRSA. In accordance with the “Financial Restructuring Framework Agreements” (“FRFA”) and by tying these agreements to “Financial Restructuring Contracts” within three years from the date of their approval by the BRSA, restructuring or rescheduling of bank receivables has become possible. Additional financing to debtors, if necessary, may also be provided under the approach.
     Companies are separated into two “scales” according to the FRFA. The criteria for the “large-scale” companies are determined as follows: the number of registered employees of the company must be above 100, the annual export volume must be above $15 million, the annual turnover must be above TL25 trillion and the audited balance sheet size must be above TL15 trillion. Companies not meeting the above criteria are categorized as medium or small-scale companies. As of December 2003, there were 72 small-scale and 184 large-scale companies under the Istanbul Approach, with a total of $5.5 billion in contracted loans. As of December 2004, the number of small-scale and large-scale companies increased to 101 and 205, respectively, while total contracts rose to $5.7 billion.

     Regulatory and Supervisory Framework
     Parallel to the financial and operational restructuring of the banking sector, necessary laws and institutional arrangements have been realized. These efforts aimed to strengthen the regulatory and supervisory framework to ensure efficiency and competitiveness in the banking sector and facilitate sound banking practices, thus establishing confidence in the sector. The legal framework in place has become almost fully harmonized with the international standards.
     The regulations concentrate on capital adequacy, risk management, lending and subsidiary limits, loan loss provisioning, compliance with International Accounting Standards, independent auditing and cooperation with foreign supervisory authorities. Based on the repealed Act No. 4389 a number of regulations have been issued and put into force in the following specific fields:
•	capital adequacy;

•	risk management;

•	lending and subsidiary limits and loan loss provisioning;

•	accounting standards, independent auditing and mergers and acquisitions;

•	bank capital strengthening program;

•	special finance institutions; and

•	supervision and cooperation agreements with foreign supervisory authorities.
     The regulations set forth in Banking Act No. 5411 will be put in force by the end of October 2006. Any legislation which has been put into force based on the repealed Law No. 4389 shall remain in force until decrees, regulations and communiqués to be put into effect in accordance with Banking Act No. 5411, take effect.
     In the process of preparing the Banking Act No. 5411, international standards were considered. The main highlights of the Banking Act Nr. 5411 include:
•	Financial holding, leasing, factoring and consumer finance companies have been under the supervision of BRSA.

•	The field of activities that banks have been allowed to perform is in conformity with EU Directives.

•	BRSA has became more transparent.

•	An open partnership structure and a new organizational chart have been allowed for efficient supervision by BRSA.

•	Principles of corporate governance have been established for Turkish banks and financial holding companies.

•	The paid-up capital for establishment of banks can not be less than TL30 million and it is made compulsory that the capital increased shall be paid in cash as free from any collusion and without using internal resources, excluding resources permitted to be added to capital by the related legislation.

•	Banks shall disclose their up-to-date articles of association on their web sites to increase transparency.

•	Financial institutions shall establish audit committees to conduct the audit and supervisory functions of their executive boards.

•	A prohibition against the transfer of resources to finance deficits of funds established by the institutions exclusively for their employees that provide health, social aid and retirement benefits.

•	Grants extended by banks and institutions subject to consolidation in a fiscal year shall not exceed 4% of the bank’s shareholders’ equity. However, half of these grants shall be extended to areas that are exempted from taxes by laws.
     On the other hand, on April 1, 2005, the Draft Act on Bank Cards and Credit Cards was submitted to Parliament. In the process of preparing the Draft, international standards were considered. The main highlights of the draft include:
•	Cardholders and institutions establishing card systems, issuing cards and/or making contracts with merchants are subject to the Act.

•	Institutions intending to establish card systems, issue cards or make contracts with merchants must meet certain conditions and receive permission from BRSA. The reasoned decisions for issuance and revocation of operating permissions shall be published in the Official Gazette.

•	Card issuers shall not issue credit cards without a claim or written contract.

•	Places where credit card claims can be collected shall be determined by the Banks Association of Turkey and The Association of Special Finance Institutions upon the approval of the Agency.

•	If a minimum periodic payment is not paid within the period established by the Act or a judicial fine is levied because of improper card use, all credit cards of the cardholder shall be revoked.

•	Limits on the liability of a cardholder for unauthorized use have been established and a cardholder shall not be liable for more than TL150 if they notify the issuer within 24 hours of loss or theft.

•	Credit card limits for one individual holder for the first year shall not exceed twice the individual’s monthly average income, up to TL1,000.

•	The institutions subject to this Act shall make their records regarding internal controls, risk management, internal audit systems, and accounting and financial reporting units available for supervision by the Agency. The Agency may revoke the operating permission of any institution not complying with these measures.

•	Only the institutions granted permission to establish card systems, issue cards and make contracts with merchants, shall be allowed to perform these activities.
     Turkey has undertaken efforts regarding accounting standards, independent auditing and mergers and acquisitions. In order to ensure that accounting of repo and reverse-repo transactions is in compliance with the International Accounting Standards (IAS), certain amendments were made to the regulation entitled, “Accounting Standards, Uniform Accounting Plan and Explanations Thereof to be Implemented by Banks” on December 13, 2001 and January 31, 2002. In accordance with Article 13 of the Banks Act, the regulation entitled “Regulation on Accounting Practices” was published on June 21, 2002. This regulation establishes the following principles and procedures: (1) prevention of non-recorded transactions, (2) transparency and uniformity in the accounts and records of banks, (3) sound and reliable accounting of activities in accord with their essential characteristics, (4) timely and accurate preparation of financial statements, (5) independent auditing, and (6) reporting and publication. With this regulation, which entered into force as of July 1, 2002, year-end balance sheets of banks must comply with IAS. Furthermore, in order to solve problems encountered in practice and to ensure compliance with the IAS, amendments were made in certain communiqués relating to the “Regulation on Accounting Practices and the Communiqué on Uniform Accounting Plan and Its Explanation” in 2002, 2003 and 2004. The Communiqué published on August 12, 2004, entitled “Accounting of Taxes and Draft Communiqué on Segment Reporting,” is aimed to achieve full harmonization with international financial reporting standards.
     The “Regulation on Principles for Independent Auditing” was published on January 31, 2002. The regulation sets out the principles and procedures for the audit by independent institutions for compliance of accounts and records of banks, the legislation on accounting, the recording plan, approval of balance sheets, profit/loss statements and consolidated financial statements to be published on the basis of the audit results. With this regulation, principles and procedures to be employed in independent audits were re-arranged in compliance with the international auditing standards and in a more detailed manner. The regulation entitled “Regulation on Authorization of Independent Audit Institutions and Permanent or Temporary Withdrawal of Their

Authorization”, which authorizes the independent auditing institutions to approve financial statements of banks and special finance institutions and establishes a mechanism for the permanent or temporary withdrawal of such authorizations, was published on January 31, 2002.
     The “Regulation on Mergers and Acquisitions of Banks,” published on June 27, 2001, sets out the principles and procedures for the merger or acquisition of a bank operating in Turkey. Article 18 of the Regulation, regarding incentives provided for merged banks over reserve requirements and savings deposit insurance premium payments, was amended on October 5, 2002.
     Turkey has also undertaken efforts to improve Savings Deposit Insurance Fund (“SDIF”) practices. Board Resolution No. 1043, dated May 14, 2003 reduces the burden on the banks created by the enforcement of Resolution No. 2000/682 in order to ensure the transition to risk-based premium system. Board Resolution No. 1083 dated July 3, 2003 provides that the sums of principal and interest amounts of the accounts defined in Resolution No. 2000/682, dated May 31, 2000, regarding “Savings deposit under insurance and premiums to be collected by the Savings Deposit Insurance Fund” are fully guaranteed by insurance as of July 3, 2003. Beginning on July 5, 2004, a ceiling was introduced to parallel EU regulations whereby up to TL50 billion of these amounts will be under the insurance guarantee. On November 25, 2004, Board Resolution No. 1419 was introduced which raised the upper limit of the extra premium ratio from 11 to 13 per 10,000.
          Also an IT audit team has been formed by BRSA and this team has started their training on information systems audit. An IT Audit with limited scope has been accomplished at deposit money banks in 2005 by independent auditing institutions. A regulation regarding “Auditing Bank’s Information Systems by Independent Auditing Institutions” has gone into effect. According to this regulation, beginning with 2006 each bank has to be audited once a year in terms of application controls and once in a two year period in terms of general controls.
CAPITAL MARKETS
     As a consequence of the economic liberalization policies implemented in Turkey since the 1980s, together with encouragement from the Government, the Turkish capital markets, encompassing securities and other financial markets, in addition to the economy as a whole, have undergone significant transformations. Financial liberalization gave rise to a reorganization of the economy’s institutional structure and the introduction of financial innovations.
     Capital markets deregulation was undertaken in line with overall financial sector reform. The objectives of these reforms were several: to secure transparency, confidence and stability in the capital markets; to contribute to the private sector’s more effective utilization of capital markets; to bring market discipline to State Economic Enterprises (“SEEs”) and strengthen the process of their restructuring; to facilitate local government financing in capital markets; to develop new instruments, institutions and markets to reduce the costs of credit and funds allocation; to deepen the financial markets; to contribute to the participation of the public at large in investment activity; and to reach the standards of developed nations in financial structure and practice.
     The Capital Market Law was enacted in 1981 to adapt the legal framework to world markets, and one year later, the regulatory body responsible for the supervision and regulation of the Turkish securities market, the Capital Markets Board (the “CMB”), was established. In 1983, a decree law came into effect to restructure the stock exchanges and secondary securities markets. The İstanbul Stock Exchange (the “ISE”) was established in 1986. In 1989, the foreign exchange regime was amended to allow non-residents to invest in Turkish securities and allow residents of Turkey to invest in foreign securities.
     The Capital Market Law was amended in 1992 and new instruments were introduced such as repurchase agreements, futures and options contracts, convertible bonds, asset-backed securities and non-voting shares. The law also prohibits insider trading activities and manipulation, and provides for penalties ranging between TL10 billion and TL25 billion in fines and two to five years’ imprisonment.
     Prospective securities issuers, including SEEs and municipalities, now fall within the scope of the CMB’s “Registration System” and all are subject to common disclosure requirements. Prospectuses for the issuance of securities are now more detailed, in accordance with EU directives. External auditing has been extended in the market.
     Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. “Type A” funds are mutual funds required to invest at least 25% of their portfolios in the shares of companies traded on the ISE and permanently established in Turkey. To encourage individuals to invest in the capital markets, the Government has exempted Type A funds from income taxes.
     Rules regarding margin trading, borrowing and lending securities and short-selling were promulgated in December 1994. In March 1996, principles for the issuance of capital markets instruments by non-residents were introduced. Such principles are regulated by the CMB. The Capital Markets Law also authorizes the CMB to regulate the establishment and operations of institutions that operate in the futures markets. In March 1997, a communiqué concerning the establishment and operations of rating institutions was published by the CMB. In June 1998, a communiqué establishing certain principles regarding capital and capital adequacy requirements of intermediary institutions was published by the CMB.
     The amendments made in the Capital Market Law at the end of 1999 introduced new provisions to the markets, including minority rights, interim dividends and dematerialization of capital market instruments. In addition, the amendments to the Capital Market Law call for the establishment of a central registry, an investor protection fund, a capital market training, research and licensing institute, the Turkish Association of Capital Market Intermediary Institutions and the formation of a Turkish Accounting Standards Board.
     In this framework, the “Regulation of the Investors Protection Fund” and the “Regulation Regarding the Procedures and Principles of the Progressive Liquidation of the Intermediary Institutions” became effective in June 2001. In addition, the Investors Protection Fund was established to pay the losses of investors in intermediary institutions whose bankruptcy cases and liquidations are still continuing.
     The Association of Capital Market Intermediary Institutions of Turkey, which is a professional organization with the attribute of a public institution possessing a juristic personality, became effective in February 2001. That same month, the Capital Markets Board launched the “Regulation Regarding the Establishment and Operational Principles of the Futures and Exchange”, which became effective in October 2001.
     “Regulation Regarding the Establishment and Operating Principles of the Central Registry for Dematerialized Securities” became effective in June 2001 and the Central Registry was established as a private entity in 2001. The principles regarding dematerialized securities were finalized in 2002. The “Regulation of the Investor Protection Fund” and the “Regulation Regarding Progressive Liquidation of the Intermediary Institutions” became effective on June 21, 2001.
     The regulation concerning the principles for licensing of the staff of financial intermediaries who engage in capital markets activities became effective in August 2001 and licensing exams began in September 2002.
     Inflation accounting was regulated in November 2001. The objective of the regulations is to provide domestic and foreign investors more accurate information about the financial situation of publicly held companies. Additionally, consolidated financial statements for holding companies were regulated in November 2001.
     The law on Individual Pension Savings and Investment System was enacted in 2001 and the related regulation was published in February 2002. Pension funds began to operate in October 2003.
     The Accounting Standards Board of Turkey was established in March 2002 and existing regulations on independent auditing standards were improved in November 2002 in light of the Sarbanes-Oxley Act passed in the United States.
     The regulation regarding the establishment of operational principles for an organized market for SMEs became effective on March 18, 2003. In July 2003, the Capital Markets Board issued Corporate Governance Principles, which used the OECD principles as a benchmark. Implementation of these principles is based on the generally accepted “comply or explain” approach. Accounting standards in compliance with the International Financial Reporting Standards (“IFRS”) were issued in December 2003.
     In April 2004, regulations related to Exchange Traded Funds became effective.
     In 2005, the Futures and Options Exchange began its operations in Izmir. Being the first derivatives exchange in Turkey, it is expected to fill an important gap in Turkish financial markets. Contracts traded on this exchange consist of commodity futures (cotton, wheat), interest rate futures, gold futures, foreign exchange futures and index futures.

     The amount of private sector securities issued increased from TL5,793 trillion in 2000 to YTL 7,066 million in 2005. In 2000, the total traded value of securities on the secondary market was TL111 quadrillion. By year-end 2005, the total traded value of securities reached YTL269.9 billion. As of December 31, 2005, total market capitalization was YTL 218.3 million.
     In a general pattern of cyclical fluctuations, Istanbul Stock Exchange (“ISE”) market indices both in terms of New Turkish Lira and US dollar followed a downward trend from April 2000 to the end of 2002 and then increased from the beginning of 2003. This upwards movement continued generally in 2004 and 2005. On monthly basis, ISE National 100-Index, the main market indicator, being 27,330 in January 2005, declined to 23,592 in April and closed at 39,778 in December. In 2005 average daily trading volume in the ISE equities market was 1,063 million YTL (794 million US Dollar) and total trading volume was 269.9 billion YTL (201.8 billion US Dollar). This figure indicates an increase by 29.5% over the previous year in YTL terms, while in US dollar terms, it amounts to an increase by 36.6%. Total market capitalization was YTL218.3 billion ($162.8 billion). In addition, the average daily traded value registered on the bonds and bills market at the end of 2005 was YTL 9.2 billion ($6.9 billion). The total traded value in the bonds and bills market was YTL 2,340 billion ($1,747 billion). The total traded value of registered off-exchange bonds and bills transactions registered with the ISE was YTL570 billion ($426 billion) in 2005.
     As of December 31, 2005, there were 41 banks and 108 brokerage houses as licensed members trading at the ISE.
     The ISE was recognized as a “Designated Offshore Securities Market” by the U.S. Securities and Exchange Commission in 1993 and was designated as an “appropriate foreign investment market for private and institutional Japanese investors” by the Japan Securities Dealers Association in 1995. Likewise, the ISE has been approved by the Austrian Ministry of Finance as a regulated market in accordance with the regulations of the Austrian Investment Fund Act in 2000.
     ISE Settlement and Custody Bank Inc., namely Takasbank, is one of the most crucial institutions for the Turkish financial markets. It is an investment bank providing clearing, settlement and/or custody2 services for the ISE markets (Stock Market, Bond and Bills Market), Futures and Options Exchange and for the portfolio assets of mutual funds and investment trusts. In addition to these services, Takasbank provides the ISE members with a range of banking services such as credit services for cash within Takasbank Money Market (“TMM”) and credit services for securities, including Securities Purchasing Loans (“SPL”) and Securities Lending/Borrowing Facility (“SLBO”). In 1995, Takasbank was granted the title of “Eligible Foreign Custodian” by the SEC and designated as an “Approved Depository” by the Securities and Futures Authority of the United Kingdom. Also in 1995, the Japan Securities Clearing Corporations and Japan Securities Depository Center recognized Takasbank as an eligible depository conforming to the standards predetermined by these institutions.
     The following table shows market activity in the Turkish capital markets for the periods indicated:
Table No. 33
Securities Markets Activities

	2001	2002	2003	2004	2005*
Securities Issued (in trillions of TL)	5,730	4,193	7,882	10,696	7,066
Outstanding Securities (in trillions of TL)	133,447	164,115	214,012	252,601	280,017
Private	10,517	13,177	18,008	25,186	31,244
Public	122,930	150,939	196,004	227,415	248,773
Traded value on the ISE Markets (in trillions of TL)
Stock Market	93,119	106,302	146,645	208,423	269,931
Bonds and Bills Market	736,115	838,520	1,253,631	1,924,080	2,340,000
Off-exchange bonds & bills transactions	887,070	547,175	527,761	622,332	569,500
Stock Market Capitalization (in trillions of TL)	68,603	56,370	96,073	132,556	218,308
ISE National 100 Index(1) (on TL basis)	13,783	10,370	18,625	24,972	39,778
Number of Companies Traded	310	288	285	297	303

[2]	For the stocks traded in ISE, dematerialized system became operational within CRI as of November 28, 2005 and the records of stocks held in fungible custody at Takasbank before are now held in dematerialized form at CRI.

(1)	Year-end figures

*	in YTL (million)

Sources: Capital Markets Board, ISE, UT, Privatization Administration.
PUBLIC FINANCE
GENERAL
     The public sector in Turkey includes the central government (the “Government”), local governments (provincial governments, municipalities and villages), financial and non-financial state economic enterprises (“SEEs”), social security institutions (“SSIs”) and extra-budgetary funds (“EBFs”).
     The fiscal year of the Republic is the calendar year, and the consolidated budget (general budget and annex budget) institutions have employed in principle the accrual basis of accounting since the beginning of 2004. The annual budget process commences in June with the budget call of the Prime Minister prepared by the Ministry of Finance. Individual ministry budgets are prepared and reviewed by the High Planning Council. A budget bill together with supporting information is submitted to the Turkish Grand National Assembly (“TGNA”) in early October. Following debate, the annual budget law is approved by the TGNA and promulgated by the President in early December.
     Each of the SEEs adopts an annual financial program, which is approved by the Council of Ministers. The TGNA annually appropriates a single amount to the Treasury for allocation among the SEEs. Revenues and expenditures of the SEEs are excluded from the consolidated budget. Since 1993, revenues and expenditures of most EBFs have been consolidated with the national budget. In 2000 and 2001 most of the EBFs were abolished by two new laws (Law Nos. 4629 and 4684). There are only 5 EBFs remaining. This consolidation is intended to impose discipline on EBF spending and decrease the EBFs’ contribution to the annual public deficit.
     Aside from the internal auditing bodies within the various ministries and public institutions, the Turkish Court of Accounts is the main body responsible for auditing the Republic’s accounts. The Turkish Court of Accounts has judicial powers and is not subject to administrative or political supervision. The Constitution requires that all accounts related to revenues, expenditures and properties of the Government financed by general and subsidiary budgets be audited by the Turkish Court of Accounts. Statutory provisions provide that the Turkish Court of Accounts mandate be carried out in a two-step process: (i) an account is audited, and (ii) if necessary, a trial is conducted on the audited account.
CONSOLIDATED CENTRAL GOVERNMENT BUDGET
     The Government implemented a three-year IMF-monitored program in 1998 in order to tackle increasing inflation and the fiscal deficit. The aim of this program, which ultimately took only eighteen months, was to reduce inflation to a single-digit level by 2000 while ensuring sustainable growth. In this context, Government income policy was set in line with the inflation targets. As part of its efforts to reduce inflation, the Government announced that the Treasury, the Central Bank and the Ministry of Finance would each produce quarterly policies to provide a clearer picture of the Government’s short-term action.
     In October 1998, a comprehensive draft budget was proposed for 1999, but it was held back after the fall of the coalition government. Instead, a transitional budget was approved by the TGNA. The transitional budget was in force for the first half of 1999. The 1999 budget was approved by the TGNA on June 18, 1999. In 1999, total consolidated budget revenues were estimated to be TL18,030 trillion (23.0% of GNP) while total expenditures were estimated to be TL27,144 trillion (34.7% of GNP). Consequently, the budget deficit was estimated to be TL9,114 trillion (11.6% of GNP) and the primary surplus was estimated to be TL1,187 trillion (1.5% of GNP).
     However, the severe slowdown in the growth rate (GDP fell by 7.9% in Q1 and 3.7% in Q2) in the first half of 1999 forced the government to revive economic activity, and a tax bill (Bill No. 4444) was submitted to the TGNA aimed at easing the negative effects of the decrease in the growth rate. Unfortunately, this adversely affected the progressive steps taken with the reform.
     Bill No. 4444 included some major changes:
•	The definition of income was changed back to its previous form;

•	The declaration method was abolished and the withholding method was adopted for bank deposits and repo transactions;

•	Filing obligations for mutual funds were abolished;

•	Excluding wage and salary income, tax rates on personal income were increased by 5%; and

•	The advance tax period was extended from three months to six months effective from January 1, 2000 and the rate has been lowered to 20% from 25%.
     Shortly after the bill was announced, a devastating earthquake hit the Marmara region — the industrial heartland of Turkey — resulting in extensive damage to both daily life and infrastructure. This brought an immediate need for extra revenue and gave rise to some one-off taxes along with large scale allocations to compensate for the short term effects of the disaster.
     Therefore, an additional tax bill (No. 4481) was submitted to the TGNA and approved on November 26, 1999. In this bill:
•	Income and corporation taxpayers pay an additional 5% of their 1998 income;

•	Motor vehicle and real estate taxpayers pay an additional amount equal to their tax liability in 1999;

•	Until December 31, 2000, a surcharge on 25% of the service provided by Global System for Mobile Communications (“GSM”) operators to their subscribers was paid as a special communication tax;

•	Until December 31, 2000, a special transaction tax equal to the amount of education levies was paid; and

•	The legal ceiling of Petroleum Consumption Tax was increased from 300% to 500%.
     As part of tax bill No. 4481, a one-off “interest tax” aiming to tax “windfall gains” on government paper issued before December 1, 1999 was also introduced and became effective January 1, 2000. The rates applied to the interest gains depend on the time to maturity and the type of security. For discounted government papers, the rate is 4% for securities with a time period to maturity between 1 and 91 days, 9% for securities with a time period to maturity between 92 and 183 days and 14% for securities with a time period to maturity greater than 183 days. As for government bonds with floating rate coupon payments, the rate is 4%. The tax rate on windfall gains for government bonds with fixed coupon payments is 19%.
     Shortly after the introduction of these new revenue measures the Government decided to replace the ongoing 18-month stabilization program already monitored by the IMF staff with a stronger one (the “Disinflation Program”). This new program was designed to free the country from the high inflation that had plagued the economy for two decades, to restore macroeconomic fundamentals, and to address the long-standing structural weaknesses in the economy. Within this context, a three-year Stand By Arrangement (“SBA”) for Turkey was approved by IMF authorities on December 22, 1999.
     The goals of the first year of the Disinflation Program backed by the SBA in 2000, were to bring about a sharp decline in inflation and to curb the pace of the increase in domestic debt stock by decreasing the public sector borrowing requirement.
     In line with these targets set in the Stand-By Arrangement, the 2000 Budget was based on a GNP deflator of 42.5% and real GNP growth of 5.5%. Consolidated budget revenues were estimated as TL32,585 trillion (25.9% of GNP) and expenditures as TL46,713 trillion (37.2% of GNP). Consequently, the budget deficit was projected as TL14,128 trillion (11.2% of GNP) and the primary surplus targeted as TL7,004 trillion (5.6% of GNP).
     Consolidated budget revenues in 2000 reached TL33,440 trillion (26.6% of GNP) and exceeded the original target by 0.7% of GNP. Total expenditures were TL46,705 trillion (37.2% of GNP) and the budget deficit was TL13,265 trillion (10.6% of GNP). The primary balance realization was TL7,175 trillion, representing 5.7% of GNP and 0.1% above the target.

     The 2000 outcomes showed a 35% increase in tax revenues in real terms (based on a WPI of 33%). Excluding the impact of the revenues from new taxes, the increase in tax revenues amounted to 22% in real terms.
     One immediate effect of the Stand-By Arrangement was the sharp decline of interest rates in the beginning of 2000. At the first Treasury auction of 2000, which occurred on January 5, 2000, the interest rate was 37.0% (compounded annually) compared to a 93.3% interest rate (compounded annually) from the last auction in November 1999. Despite efforts to curb demand, the decrease in interest rates boosted consumption and led to an increase in imports, which raised the issue of sustainability.
     The delay in the privatization of Turk Telekom (a SEE engaged in the telecommunication business) along with other structural reforms triggered a debate. This jeopardized business confidence and resulted in turmoil in the financial markets in late November 2000, one month after the 2001 budget bill was submitted to the TGNA.
     While the negotiations were taking place at the Plan and Budget Commission, the overnight rates in money markets rose to levels as high as several thousand percent. In December 2001, the Treasury did not open tenders in order to end the year without any auctions.
     In order to keep the program on track and to compensate for the impact of the lag in structural reforms, the government took further fiscal measures in November. These included increasing rates and fees and extending the implementation period for some taxes. Some of the measures introduced in late 2000 to safeguard the program targets for the fiscal year 2001 were:
•	Minimum taxation was reintroduced, requiring taxpayers to file minimum earnings no less than the limits specified in the legislation;

•	The implementation period for special education levies, special transaction taxes and special communication taxes were extended until the end of 2002;

•	Special transaction taxes increased by 100%, doubling the rate of taxation;

•	Motor vehicle taxes and motor vehicle purchase taxes increased by 75% and 60%, respectively;

•	Advance tax payment periods for personal income and corporate income tax were re-extended by 3 months. The advanced corporate income tax rate was raised from 20% to 25%;

•	Ad valorem fees were increased by 50% and specific fees were increased by 100%; and

•	Value added tax on telecommunication services (other than GSM networks) increased to 25% from 17%. However, the Supreme Court subsequently suspended implementation of this measure.
     On December 20, 2000, the Assembly passed the 2001 budget. The 2001 budget was based on real growth of 4.5% and a deflator of 18%. The budget bill estimated revenues totaling TL43,127 trillion (28.1% of GNP) and expenditures of TL48,360 trillion (31.5% of GNP). Consequently, the budget deficit was estimated to be TL5,233 trillion (3.4% of GNP). The primary balance was estimated as TL11,447 trillion (7% of GNP). The 2001 budget projected a 9% decrease of primary expenditures in real terms.
     The February 2001 financial crisis forced the Government to float the Turkish Lira on February 22, 2001, which was earlier than anticipated. The subsequent devaluation of the Turkish Lira following the float led to a new macroeconomic framework. A supplementary budget bill was approved when the new macroeconomic framework pressured public spending. The supplementary budget added TL30.6 quadrillion (16.8% of GNP) on top of the original expenditure estimate, of which TL24.1 quadrillion was allocated to interest expenditures. It also projected TL5.9 quadrillion of additional revenues (3.3% of GNP).
     In order to bring stability to the economy following the February 2001 financial crisis, the first major step taken by the Government was to recognize the unpaid duty losses of the public banks and to recapitalize the intervened banks in the Savings Deposit Insurance Fund portfolio by securitizing all of them. This led to a sizeable increase in the domestic debt stock in May 2001.

     By the end of 2001, total budget revenues were TL51,543 trillion (29.2% of GNP, a 2.6% increase compared to the previous year). Total expenditures were TL80,579 trillion (45.7% of GNP), reflecting the sharp increase in interest expenditures as a result of the aforementioned banking reforms. Non-interest expenditures were TL39,517 trillion (22.4% of GNP). The consolidated budget deficit, as a result, was TL29,036 trillion (16.5% of GNP) in the fiscal year 2001.
     Even after the unstable global economic outlook caused by the terrorist attacks against the United States on September 11, 2001, Turkey managed to reach the year-end performance criteria set by the Stand-By Arrangement.
     On February 4, 2002, the IMF board approved a new Stand-By Arrangement for 2002 — 2004. The primary goals of the new program were sustainable growth and disinflation.
     The consolidated budget for 2002 estimated 4.0% real growth with a 46.0% deflator. Total revenues were estimated as TL71,218 trillion (26.0% of GNP) and expenditures as TL98,131 trillion (35.9% of GNP), of which TL55,336 trillion are primary expenditures (20.2% of GNP). The primary surplus was targeted as TL15,882 trillion (5.8% of GNP) while the budget deficit was estimated as TL26,913 trillion (9.8% of GNP).
     In the first half of the year the criteria set for the consolidated government sector, including the consolidated budget, were met. However, these promising developments were overshadowed by expectations of an early election. These expectations led to a slowdown in accomplishing structural reforms. In the end, Parliament decided to hold early elections at the beginning of November.
     In this environment, the 2002 fiscal year consolidated budget revenues were realized at TL75,592 trillion, representing 27.5% of GNP, and expenditures amounted to TL115,682 trillion, representing 42.1% of GNP. The budget deficit reached TL40,090 trillion (14.6% of GNP) while primary surplus was TL11,781 trillion (4.3% of GNP).
     After the 2002 elections, the new government came into power and put into effect the provisional budget for the three month period of January — March of 2003. At the end of those three months, the 2003 budget was submitted to Parliament.
     The consolidated budget for 2003 was prepared with the assumptions of 5.0% real growth and of a 24.4% deflator. Total revenues were estimated as TL100,782 trillion (28.2% of GNP) and expenditures as TL145,949 trillion (40.9% of GNP), of which TL80,499 trillion were primary expenditures (22.5% of GNP). The primary surplus was targeted as TL20,282 trillion (5.6% of GNP) while the budget deficit was estimated as TL45,167 trillion (12.6% of GNP).
     The 2003 fiscal year consolidated budget revenues totaled TL100,250 trillion, representing 28.1% of GNP, and expenditures amounted to TL140,455 trillion, representing 39.4% of GNP. The budget deficit reached TL40,204 trillion (11.3% of GNP), while primary surplus amounted to TL18,405 trillion (5.2% of GNP).
     At the beginning of 2004, the Turkish budget classification system was changed. The new system is called the Analytical Classification-Code System. The major changes in the new system include a scheme in which tax rebates are subtracted from revenues and therefore budget revenues appear as net figures (after deduction of rebates). In the previous system, expenditures included tax rebates. Since 2004, the budget data have been disseminated according to the new Analytical Classification-Code System. Therefore, 2004 and 2005 data are shown in Table 35 according to the new classification. The old budget data series have not been converted to the new system, yet. Therefore, the data of 2004 and 2005 are shown in a separate table.
     In 2004, estimated consolidated budget revenues were TL104,109 trillion (24.3% of GNP) and estimated expenditures were TL149,945 trillion (35.0% of GNP). Consequently, the budget deficit was projected as TL45,836 trillion (10.8% of GNP) and the primary surplus was targeted at TL20,214 trillion (4.8% of GNP).
     Actual consolidated budget revenues reached TL110,721 trillion (25.8% of GNP) in 2004 and exceeded the original target by 1.5% of GNP. Total expenditures were TL141,021 trillion (32.9% of GNP) and the budget deficit was TL30,300 trillion (7.1% of GNP). The primary balance realization was TL26,188 trillion, representing 6.1% of GNP and 1.3% above the target.

     Due to strong growth and buoyant revenues, fiscal performance in 2004 exceeded the program targets. Expenditures were kept in line with budget and, tax collections were robust, particularly from corporate tax and VAT.
     The economic program within the framework of Stand by Arrangement has been focusing on debt reduction through the high primary surpluses, retained by 6.5% of GNP primary surplus target for public sector during the program period.
     Fiscal Policy remained prudent in 2005. In 2005, estimated consolidated budget revenues were YTL126,409 million (26.0% of GNP) and estimated expenditures were YTL155,628 million (31.2% of GNP). The budget deficit was projected as YTL29,137 million and primary surplus was targeted at YTL27,302 million (5.8% of GNP).
     At the end of the year consolidated budget revenues and expenditures reached YTL134,819 million (27.7% of GNP) and YTL144,562 million (29.7% of GNP), respectively. The budget deficit was YTL9,743 million (2% of GNP) and primary surplus was YTL35,936 million (7.4% of GNP).
     The following table sets forth the consolidated central Government budget (adjusted).
Table No. 34
Consolidated Central Government Budget

	2001	2002	2003
	(in trillions of Turkish Lira)
REVENUES	51,543	75,591	100,251
Tax Revenues	39,736	59,631	84,316
Direct Taxes	16,081	20,077	27,808
Indirect Taxes	23,655	39,554	56,508
Non-tax Revenues (1)	11,155	14,566	14,112
Grants	0	405	131
Annex Budget	652	989	1,692
TOTAL EXPENDITURES	80,579	115,682	140,455
NON-INTEREST EXPENDITURES	39,517	63,812	81,846
Personal	15,212	23,089	30,209
Other Current	5,236	8,019	8,304
Investment	4,150	6,892	7,180
Interest Payments of Which	41,062	51,871	58,609
Foreign Borrowing	3,568	5,064	5,890
Domestic Borrowing (2)	37,494	46,807	52,719
Transfers to SEE’s	1,107	2,170	1,881
Other Transfers (3)	13,812	23,642	34,271
PRIMARY BALANCE	12,026	11,781	18,405
OVERALL BALANCE	-29,036	-40,090	-40,204
DEFERRED PAYMENTS	1,499	1,765	-247
OTHER DEFERRED PAYMENTS	1,339	555	-786
ADVANCES	-4,732	2,944	-1,839
CASH BALANCE	-30,929	-35,101	-43,076
FINANCING	30,929	35,101	43,076
BORROWING (NET)	18,193	31,960	44,679
Foreign Borrowing (net)	-5,348	14,485	1,796
Receipts from Loans	4,364	23,494	12,475
Payments on Loans	-9,713	-9,009	-10,679
Domestic Borrowing (Net)	23,542	17,474	42,884
G-Bonds (net)	8,534	-896	54,856
Receipts	35,091	29,517	93,064
Payments	-26,557	-30,413	-38,208
Treasury Bills (net)	15,008	18,371	-11,973
Receipts	42,463	66,157	55,697
Payments	-27,455	-47,786	-67,670
RECEIPTS FROM ON LENDING	897	2,085	1,267
CURRENCY, DEPOSITS AND OTHER TRANSACTIONS	11,838	1,057	-2,867

(1) Includes privatization proceeds.
(2) Includes non-cash interest payments.
(3) Includes transfers to EBFs.
Source: UT.

Table No. 35
Consolidated Central Government Budget

	2004	2005
	(in millions of NewTurkish Lira)
REVENUES	110,721	134,819
Tax Revenues	90,077	106,932
Direct Taxes	27,997	32,673
Indirect Taxes	62,080	74,259
Other	20,644	27,887
Non-Tax Revenues	17,500	23,198
Capital Revenues	161	2,042
Grants and Aids	1,202	486
Receivables	0	0
Annexed Budget Revenues	1,781	2,161
EXPENDITURE	141,021	144,562
PRIMARY EXPENDITURE	84,532	98,883
Personnel Expenditure	28,948	31,856
Social Security Contributions	4,024	4,533
Purchase of Goods and Services	12,684	14,290
Interest Payments	56,488	45,680
Domestic Interest Payments	50,053	39,270
Foreign Interest Payments	6,057	6,223
Discount and Short Term Transactions	379	186
Current Transfers	27,683	35,190
SEE Duty Losses	381	512
Transfer to Emekli Sandigi	7,800	8,889
Transfer to Bag-Kur	5,336	6,863
Transfer to SSK	5,757	7,507
Transfer to Unemployment Insurance Fund	440	503
Social Aid and Solidarity Incentive Fund	332	0
Transfer to the Autonomous Agencies	1,308	1,576
Credit and Dormitories	834	1,114
Agricultural Subsidies	3,084	3,707
DIS	2,480	2,393
Deficiency Payment	334	0
Livestock	209	345
ARIP	31	29
Other Agricultural Subsidies	30	940
Tax Rebates to Pensioners	710	1,293
Aids to Other Countries and Contributions to Int. Ins.	363	371
Other Current Transfers	1,338	2,855
Capital Expenditure	8,050	9,684
Capital Transfers	437	1,546
Lending	2,669	1,784
Contingencies	37	0
PRIMARY BALANCE	26,188	35,936
BUDGET BALANCE	-30,300	-9,743
DEFERRED PAYMENTS	-81	1,321
OTHER DEFERRED PAYMENTS	1,795	2,255
ADVANCES	-3,038	-4,178
CASH BALANCE	-31,624	-10,345
FINANCING	31,624	10,345
BORROWING (NET)	34,217	20,090
FOREIGN BORROWING (NET)	3,504	-1,228
Receipts	13,309	13,619
Payments	-9,804	-14,847
DOMESTIC BORROWING (NET)	30,712	21,318
G-Bonds (Net)	25,853	33,773
Receipts	96,490	111,413
Payments	-70,636	-77,640
Treasury Bills (Net)	4,859	-12,455
Receipts	61,578	40,116
Payments	-56,719	-52,571
RECEIPTS FROM ON-LENDING	943	666
PRIVATIZATION REVENUE	0	1,773
PAYMENTS FROM SDIF	0	1,215

	2004	2005
	(in millions of NewTurkish Lira)
ON LENDING (1)	0	930
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	-3,536	-12,468

(1)	On lending credit used by the Agricultural Products Office (TMO)
Source: UT.
TAXATION
     The Government collects taxes3 on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade. Except where indicated, all tax rates cited in this section exclude the 10% Fund levy, chargeable until the end of 2003.
     The personal income tax is levied on a scheduler basis and includes the following features:
•	Earned income received from a single employer is subject to a progressive withholding tax at marginal rates rising from 15% to 40%. In 2005, the 40% ceiling was lowered to 35%. In 2004, the personal deduction was eliminated and replaced by a tax credit for the same expenditures, at a maximum of 8%, which declines to 4% as certain expenditure thresholds are exceeded. The withholding tax is final;

•	Earned income from more than one employer is subject to declaration if the second income is higher than the TL14 billion threshold; for the year 2004 and if it is higher than the YTL 15,000 for the year 2005

•	Capital income is taxed at marginal rates rising from 20% to 40% as of 2005. There is a requirement to file an annual tax return for unearned income not subject to a final withholding tax. In particular:
•	Income from government bonds is not subject to the withholding tax, instead the tax rate is “0.” There is a personal exemption of YTL408,000 for the year 2005, and a tax is levied on any amount above this;

•	Income from dividends is not aggregated with income from government securities and other taxable income, and there is an exemption of up to YTL15,000 for 2005. Dividends are currently subject to withholding at 10%. From January 1, 2004, 50% of dividends will be exempted from income tax, and if the remaining 50% is above the threshold of YTL15,000 for 2005. It will be included in taxable income, and the participation in the withholding tax can be credited. There are special provisions for dividends derived from investment funds and investment trusts;

•	Capital gains from shares listed on the stock exchange are exempt if held for more than 3 months (commencing on January 1, 2006, the exemption will apply only to listed shares held more than 2 years); and

•	Income from bank deposits is subject to final withholding taxes that vary depending on maturity and the currency of the deposit.
     The corporate income tax is payable by legal persons at 30% (plus the 10% surcharge until January 2004). In 2004, the applied corporate income tax rate was 33%. For the year 2005, corporate income tax rate was reduced to 30%. Other key features include:
•	Depreciation of assets at a rate of 20%, or use of declining balances, with full indexation against movements in the wholesale price index. Depreciation of assets are based on the economic life of each asset after January 1, 2004;

•	Losses can be carried forward for 5 years;

[3]	Except where indicated, all tax rates cited in this section exclude the 10% fund levy that was chargeable until the end of 2003

•	An investment tax allowance, an amount to be deducted from taxable income in addition to ordinary depreciation, of 40%; and

•	Starting on January 1, 2004 the corporate tax base is now fully indexed to inflation.
     Social security contributions are payable by employees at a rate of 14%, and by employers at a rate of 19.5%. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. The ceiling amount up YTL38,119 and the base amount up to YTL5,864 for the year 2005. According to Social Security Law amended with the Law No. 5198, the base wage for Social Security contributions was equalized to the minimum wage since July 1, 2004. Social security contributions are paid into funds that are not consolidated under the central government accounts. There are four such funds, one for each civil servants (“ES”), employees (“SSK”), self employed and farmers (“Bag-Kur”), and the unemployed. The employer’s contribution varies with the riskiness of the job, rising to 24%. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.
     The Value Added Tax (“VAT”) is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:
•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities; and

•	the importation of all goods and services.
     The following transactions are exempt with the right to deduct input VAT:
•	the exportation of goods;

•	the supply of services abroad;

•	the processing of goods for exports;

•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

•	the supply of services to ships and aircraft at harbors or airports;

•	the supply of international transport services;

•	the supply of goods and services to persons engaged in the exploration for hydrocarbon sources;

•	the supply of machinery and equipment to persons who are normally subject to tax but who have provided an investment document that the machinery and equipment are part of the investment;

•	international roaming contracts according to the reciprocity principle;

•	the supply of goods and services related to the exploration, management and refining of gold, silver and platinum;

•	goods and services related to national security; and

•	goods and construction works related to the construction, restoration and enlargement of seaports and airports.
     The rates are currently as follows:
•	the standard rate is 18%;

•	the reduced rate is 8% for basic food products, cashier machines, cinema, theatre, opera and ballet tickets, private educational services, books and similar publications, and effective from February 26, 2004, medical equipment and medical products imported or certified by the Ministry of Health; and

•	the reduced rate is 1% for particular agricultural products, newspapers and magazines, leasing, special vehicles for disables (excluding cars), blood and blood components used to treat humans and animals.
RECENT DEVELOPMENTS IN TAX POLICY
     Based on a review carried out jointly with the World Bank (“WB”) in 2002, a long-term strategy for improving the tax system was put in place. The overarching objective of the strategy was to improve the stability, transparency, and equity of the tax system through measures to minimize tax distortions broadening the tax base, and improving the efficiency of tax administration. Earlier studies of the tax system by the IMF, the WB and the FIAS (Foreign Investment Advisory Service) signaled concerns about the complexity of Turkey’s tax system. These concerns were exacerbated by the instability of the tax policy and high, unstable inflation rates. The proliferation of additional special taxes and surcharges, which were the result of pressure to reduce the fiscal deficit, contributed to this complexity and instability. Partial inflation indexation in combination with differential nominal tax rates and investment incentives across financial instruments distorted the real effective tax rates across financial instruments and real business investments.
     On the tax policy side, with a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Special Consumption Tax (“SCT”) was enacted in June 2002 to consolidate a range of excise and specific taxes into a single tax charged on a limited range of luxury goods. Implementing circulars for the SCT law were published in July, and the tax went into effect in August 2002. A government decree issued in January 2003 eliminated earmarking of SCT revenues. This tax consolidated a range of selective taxes on oil products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods. In most cases, the charge on domestic production by the SCT is at the factory gate. In some cases, such as motor vehicles, it is at the level of the dealer, and in others, such as tobacco, it collected from the manufacturer and added to the consumer retail price. The VAT is charged on top of the SCT.
     The SCT tariff is composed of four lists: List I includes petroleum products; List II is motor and other registered vehicles; List III covers alcohol and tobacco products; and List IV has a range of consumer durables and luxury goods.
     The SCT comprised 26% of total tax revenues (excluding social security contributions) in 2004.
     When the new Special Consumption Tax was introduced, the following major taxes and charges were abolished effective August 1, 2002:
•	Petroleum Consumption Tax;

•	Liquid Fuel Price Stabilization Fund;

•	Motor Vehicle Purchasing Tax (“MVPT”);

•	Environment Fund;

•	Supplementary Motor Vehicle Purchasing Tax;

•	Supplementary VAT;

•	Defense Industry Support Fund (Partially); and

•	Tax for Education and Health Care Services.
     The higher VAT rates of 26% and 40% were also eliminated on August 1, 2002 and replaced by the SCT.
     In line with this tax strategy, a legislative package of direct tax reform was submitted to Parliament and enacted in April 2003. The objectives of this legislation were to harmonize the system of investment incentives and tax rates on income from financial investments, to reform the system of income tax credits, and to simplify taxation of corporate earnings and dividends. This legislation was intended to bring Turkey’s personal and corporate income tax regimes closer to OECD standards and in line with international best practices.

     The investment tax allowance system was simplified with an automatic uniform rate of 40%, down from rates of 200% and 100%. The new system provides a uniform 40% investment tax allowance automatically without an investment certificate, abolishes the allowance for predicted investment, and eliminates the 19.8% withholding tax on the investment tax allowance. For the recourses before the introduction of the law, previous provisions apply.
     The special deduction and expenditure deduction (VAT-linked rebates) for wage earners are replaced with an integrated income tax credit system. The tax reduction value of the deductions increases in a regressive fashion with the increasing income level and tax rate. In the case of the tax credit, the tax value decreases in a progressive fashion with the declining credit rate. As qualifying basic needs expenditures increase, the credit rate declines from 8% to 4% as follows:
•	For qualifying expenditures up to TL3 billion: 8%;

•	For qualifying expenditures up to TL6 billion: 8% for the first TL3 billion, and 6% for the remainder;

•	For qualifying expenditures above TL6 billion: 7% for the first TL6 billion, and 4% for the remainder; and

•	Qualifying expenditures are limited to the total annual taxable income of the employee.
The fund levy (which was 10% of the corporate tax) was abolished, and, as a result, the tax burden on corporate profit was reduced by 3%. The withholding tax system was simplified so withholding is deferred until the profit is distributed. The imputation tax credit system for dividend income was abolished as of January 1, 2004, and the real amount of withheld tax can now be credited. A 50% dividend deduction to offset taxes paid at the corporate level was introduced. The final tax burden on corporate profit was reduced to 45% from a high of over 60%.
     An inflation adjustment was introduced for the financial income statements of corporate taxpayers who keep their books on a balance sheet method. An inflation adjustment can be applied if the increase in the price index is higher than 10% in the relevant accounting year and higher than 100% in the past three years. As a result of the inflation adjustment, a series of amendments were made to the same provisions in the tax system relating to revaluation, depreciation, investment allowance, etc.
     Tax incentives for activities in the free trade zones (“FTZ”) were rationalized. The corporate income tax and the personal income tax exemptions were abolished for new companies, but the tax holidays of existing FTZ companies were grandfathered for the length of their licenses or until 2008.
     Tax holidays in selected regions were removed and replaced with job creation incentives in low-income regions. These incentives, which were in place in 36 provinces with a per capita GDP below $1,500 (mainly in eastern Turkey) for a five year period which started in September 2003, include:
•	An exemption on personal income tax for any non-public sector or public sector employee whose employment represents an incremental increase over employment levels in September 2003. This is limited to taxes payable on the minimum wage and amounts to a 15% subsidy. The limit converts this into a unit subsidy equal to 15% of minimum wage;

•	For incremental employees, an exemption for the employer portion of social security capped at the current minimum contribution base (currently above minimum wage). Again, this effectively acts as a unit subsidy of the minimum monthly social security contribution;

•	100% of these two exemptions can be used in the organized industrial zones. Only 80% of the exemption can be used outside the organized industrial zones;

•	Free land; and

•	Electricity subsidy.
     These incentives are expanded to the additional 13 cities, which are below the social and economic development indicator, after April 2005. Also in order to benefit from the exemption of personal income tax for employee increase, employment level should be at least 30 employees after April 2005.

     The following table sets forth tax revenues for the years indicated:
Table No. 36
Tax Revenues

	2001	2002	2003	2004	2005
	(in millions of New Turkish Lira)
Total Tax Revenues	39,735.9	59,631.9	84,316.2	101,038.9	119,253.7
Taxes on Income	15,647.6	19,343.2	25,716.0	29,309.0	34,219.4
Personal Income Tax	11,579.4	13,717.7	17,063.8	19,689.6	22,817.4
Corporate Income Tax	3,675.7	5,575.5	8,645.3	9,619.4	11,402.0
Additional Personal Income Tax	6.4	6.2	4.4	—	—
Additional Corporate Income Tax	3.9	2.4	2.1	—	—
Interest Tax	382.2	41.4	0.4	—	—
Taxes on Wealth	433.3	734.3	2,092.1	1,838.2	2,370.1
Motor Vehicle Tax	398.9	695.9	1,206.2	1,780.9	2,291.5
Inheritance and Gift Tax	21.9	30.1	56.4	57.3	78.6
Additional Motor Vehicle Tax (Law No.4481)	5.8	3.3	16.1	—	—
Additional Motor Vehicle Tax (Laws No.4837 and 4962)	—	—	808.4	—	—
Additional Real Estate Tax	6.7	5.1	4.9	—	—
Taxes on Goods and Services	18,103.2	30,064.0	43,927.0	52,650.5	63,335.4
Domestic Value Added Tax (VAT)	7,289.5	11,542.7	15,389.5	18,666.5	20,401.1
Additional Tax	820.3	1,144.3	2.5	—	—
Motor Vehicle Purchase Tax	302.9	142.3	0.2	—	—
Special Consumption Tax	—	6,008.6	22,299.2	26,289.0	32,753.3
Petroleum Consumption Tax	5,658.5	6,353.5	6.5	—	—
Banking and Insurance Transaction Tax	1,511.2	984.6	1,159.8	1,427.6	1,769.1
Stamp Duty	833.9	1,313.6	1,707.2	1,915.5	2,187.2
Fees	750.7	1,142.3	1,591.0	2,112.0	2,928.8
Special Communication Tax	592.1	852.3	1,048.1	1,900.1	3,043.6
Special Transaction Tax	344.0	579.8	722.9	116.5	18.1
Gambling Tax	—	—	—	223.5	234.2
Taxes on Foreign Trade	5,551.1	9,487.2	12,578.7	16,932.4	19,303.7
Customs Duties other than Petroleum	379.8	590.9	888.4	1,212.9	1,363.5
Customs Duties on Petroleum	2.2	3.4	0.4	6.2	5.4
VAT on Imports	5,149.3	8,857.5	11,641.6	15,658.7	17,879.3
Other Revenues from Foreign Trade	19.5	35.0	47.8	53.8	54.8
Abolished Taxes	0.8	3.2	2.4	308.8	25.1

Sources: Ministry of Finance, UT.
     The following table sets forth the components of tax revenues as a percentage of GNP for the years indicated:
Table No. 37
Components of Tax Revenues as a Percentage of GNP

	2001	2002	2003	2004	2005
	(%)	(%)	(%)	(%)	(%)
Total Tax Revenues	22.52	21.68	23.64	23.56	24.52
Taxes on Income	8.87	7.03	7.21	6.83	7.04
Personal Income Tax	6.56	4.99	4.78	4.59	4.69
Corporate Income Tax	2.08	2.03	2.42	2.24	2.34
Additional Personal Income Tax	0.00	0.00	0.00	—	—

	2001	2002	2003	2004	2005
	(%)	(%)	(%)	(%)	(%)
Additional Corporate Income Tax	0.00	0.00	0.00	—	—
Interest Tax	0.22	0.02	0.00	—	—
Taxes on Wealth	0.25	0.27	0.59	0.43	0.49
Motor Vehicle Tax	0.23	0.25	0.34	0.42	0.47
Inheritance and Gift Tax	0.01	0.01	0.02	0.01	0.02
Additional Motor Vehicle Tax (Law No.4481)	0.00	0.00	0.00	—	—
Additional Motor Vehicle Tax (Laws No.4837 and 4962)	—	—	0.23	—	—
Additional Real Estate Tax	0.00	0.00	0.00	—	—
Taxes on Goods and Services	10.26	10.93	12.32	12.27	13.02
Domestic Value Added Tax (VAT)	4.13	4.20	4.31	4.35	4.19
Additional Tax	0.46	0.42	0.00	—	—
Motor Vehicle Purchase Tax	0.17	0.05	0.00	—	—
Special Consumption Tax	—	2.18	6.25	6.13	6.73
Petroleum Consumption Tax	3.21	2.31	0.00	—	—
Banking and Insurance Transaction Tax	0.86	0.36	0.33	0.33	0.36
Stamp Duty	0.47	0.48	0.48	0.45	0.45
Fees	0.43	0.42	0.45	0.49	0.60
Special Communication Tax	0.34	0.31	0.29	0.44	0.63
Special Transaction Tax	0.19	0.21	0.20	0.03	0.00
Gambling Tax	0.00	0.00	0.00	0.05	0.05
Taxes on Foreign Trade	3.15	3.45	3.53	3.95	3.97
Customs Duties other than Petroleum	0.22	0.21	0.25	0.28	0.28
Customs Duties on Petroleum	0.00	0.00	0.00	0.00	0.00
VAT on Imports	2.92	3.22	3.26	3.65	3.68
Other Revenues from Foreign Trade	0.01	0.01	0.01	0.01	0.01
Abolished Taxes	0.00	0.00	0.00	0.07	0.01

Sources: Ministry of Finance, UT.
STATE ECONOMIC ENTERPRISES
     SEEs continue to play an important role in the Turkish economy. As of July 2006, there were 30 SEEs: 23 SEEs in the Treasury’s portfolio and 7 SEEs in the Privatization Administration portfolio. There are also two state banks, Ziraat Bank and Halk Bank, and a publicly owned telecommunications company, TÜRKSAT A.Ş., which all have their own special laws.
     Major SEEs established in the non-financial sector include: MKEK (industrial chemicals, munitions, special steels and castings); PETKİM (petrochemicals); PTT (postal and telegraph services); TMO (Turkish Grain Board); EUAS (Turkish Electricity Generation Corporation); TEDAŞ (Turkish Electricity Distribution Corporation); TETAŞ (Turkish Electricity Trading and Contracting Company); TEİAŞ (Turkish Electricity Transmission Company); BOTAŞ (oil pipeline); TCDD (railways); TKİ (lignite company); TTK (Turkish Hard Coal Extraction Company); TEKEL (tobacco); and TSFAS (sugar company).
     Supervision and regulation of SEEs is carried out in line with Decree No:233.
     Since November 25, 2000, the state-owned banks, Ziraat Bank and Halk Bank, have not been subject to Decree No. 233. These banks are now considered public joint stock companies, subject to banking and commercial laws only. Ziraat Bank and Halk Bank are among the largest and most important commercial banks of all the publicly held banks, holding 28,6% of total customer deposits(excluding deposits of Vakifbank) as of December 31, 2005.
     In accordance with the provisions of Law No. 5230, which modified Banking Law No. 4603, the privatization deadline of November 2003 has been prolonged to November 2005 and the Council of Ministers, exercised its right to extend that deadline to May 2008 by the enactment of Decree No. 2005 / 9841.

     In addition to receiving funding directly from the Government budget, SEEs are also allowed to borrow from domestic commercial banks and in foreign markets. The net external financing requirements of non-financial SEEs decreased from approximately YTL 2,531 million in 2004 to YTL -1,236 million in 2005.
     The following table summarizes information relating to the financing requirements of the non-financial SEEs in the Treasury’s portfolio and the SEEs in the Privatization Administration’s portfolio for the years indicated:
Table No. 38
Financing Requirements of Non-Financial SEEs

	2001	2002	2003	2004	2005*
	(in billions of TL - thousands of YTL)
Total financing requirement:	(3,595,786)	(4,704,665)	(3,203,999)	(3,468,377)	(4,148,400)
Increase (reduction) from internally generated funds	2,315,158	5,924,776	4,896,750	5,999,293	2,911,994
Net financing requirement from outside sources	(1,280,628)	1,220,111	1,692,751	2,530,916	(1,236,405)
Transfers from consolidated budget	1,591,814	2,621,827	2,408,344	1,810,913	1,969,843
Borrowing requirement	311,185	3,841,938	4,101,095	4,341,828	733,437
Deferred payments(1)	4,370,999	1,579,548	384,402	26,231,490	4,357,976
Advance payments(1)	(3,654,726)	(4,522,711)	(4,460,669)	(30,265,090)	(7,389,159)
Cash financing requirement	1,027,459	868,775	24,828	308,228	(2,297,746)
Change in cash	(1,778,865)	(1,083,379)	(146,752)	408,116	(971,917)
Securities and deposits	(162,416)	(1,048,648)	(46,167)	(1,313,594)	337,890
Domestic bank borrowing, net	(266,674)	(92,660)	(41,291)	167,844	1,064,480
Foreign borrowing, net	1,180,496	1,355,912	209,382	429,407	1,867,293
Government bonds	0	0	0	0	0

(1)	Inflation accounting introduced in 2004.

*	Preliminary data
Source: UT.
     In 2005, non-financial SEEs reported an operating surplus of YTL544,191 thousand. (Excluding TELEKOM which was privatized in November 2005 and TUPRAŞ which was privatized in January 2006.)
     The non-financial SEEs’ investments accounted for 20.3% of total public sector fixed investments in 2001, 20.1% in 2002, and 15.4% in 2003 and 17.2% in 2004 and 14.6% in 2005. Budgetary transfers to SEEs accounted for approximately 2.0%, 2.3%, 1.7%, 1.3% and 1.4% of consolidated budget expenditures in 2001, 2002, 2003 and 2004 and 2005, respectively.
     The following table summarizes the profits and losses of non-financial SEEs both in the Treasury’s portfolio and the Privatization Administration’s portfolio for the years indicated:
Table No. 39
Profits and Losses of Non-Financial SEEs

	2001	2002	2003	2004	2005
	(in billions of TL - thousands of YTL)
Total Revenues	47,316,129	67,208,638	79,051,538	84,311,124	58,262,401
Total Expenditures	(47,552,477)	(64,045,590)	(74,498,684)	(79,596,580)	(57,718,210)
Operating surplus (loss)	(236,348)	3,163,048	4,552,854	4,714,544	544,191

Source: UT.
ENERGY SECTOR
     Electricity Sector
     TEIAS, EUAS and TETAS: Significant steps have been made recently towards a fundamental restructuring of SEEs in the electricity sector pursuant to the Electricity Markets Law (Law No. 4628), which came into effect in

March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, achieve stability of supply, and ensure environmentally friendly electricity at a low cost and of good quality. The most important factor under the proposed arrangement is the central role of competition in ordering the market. In order to accomplish such goals, the Government intends to withdraw to a purely regulatory role that will be managed by the Energy Market Regulatory Authority (“EMRA”), while retaining ownership of energy transmission (a natural monopoly). EMRA will be taking over the regulatory functions from the Ministry of Energy and Natural Resources (“MENR”). Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. With the enactment of the Electricity Market Law, the Turkish Electricity Generation and Transmission Corporation (“TEAŞ”), which was one of the dominating SEEs in the electricity sector, was divided into three separate companies covering generation, trading, and transmission activities. This was one of the early steps in the current liberalization plan. The new companies, Turkish Electricity Transmission Company (“TETAŞ”) for the transmission of electricity, Electricity Generation Company (“EÜAŞ”) for generation of electricity, and Turkish Electricity Trading Company (“TEİAŞ”) for trading, became operational in October 2001. In addition to these three companies, the Turkish Electricity Distribution Company has been operating since 1994.
     EÜAŞ operates most of the electricity generation power plants. These plants generate thermal, hydraulic and geothermic electricity. The installed capacity of EÜAŞ, along with its affiliates, comprises about 58% of the total installed capacity in Turkey. EÜAŞ carried out 45% of the energy generation in Turkey in the year 2005.
     TEİAŞ operates high voltage transmission systems in Turkey and has a monopoly in the sector.
     TETAŞ is responsible for purchasing energy generated by EÜAŞ and most of the private sector plants (“BO, BOT and TOORs”) and selling the purchased energy to electricity distribution companies and to export and import companies.
     After the enactment of the Electricity Market Law, supporting legislation was enacted by EMRA. EMRA is currently working on the rest of the secondary legislation. Some of the enacted regulations are listed below:
•	Electricity Market Licensing Regulation, August 2002;

•	Electricity Market Tariffs Regulation, August 2002;

•	Eligible Consumer Regulation, September 2002;

•	Import and Export Regulation, September 2002;

•	Customer Service Regulation, September 2002;

•	Electricity Market Grid Regulation, January 2003;

•	Electricity Market Distribution Regulation, February 2003;

•	Electricity Transmission System Supply Reliability and Quality Regulation, November 2004; and

•	Electricity Market Balancing and Settlement Regulation, November 2004.

•	Regulation Concerning Electricity Demand Forecast and

•	Communique Regarding Wind and Solar Measurements
     In order to announce the government’s intent to privatize the state-owned electricity utilities and liberalize the electricity market, the “Electricity Sector Reform and Privatization Strategy Paper” was issued on March 17, 2004. This Strategy Paper defines the implementation procedures and principles for the electricity sector liberalization and privatization program.
     According to the Strategy Paper, after the completion of the necessary sector reforms, including restructuring the state-owned electricity enterprises, the electricity generation and distribution assets will be privatized. The privatization will start in the distribution sub-sector because the liberalization program requires financially sound and credit-worthy companies to assume the obligation to supply electricity to non-eligible consumers. This will lead to multiple buyers in the market and increase the confidence of investors who may wish to engage in generation activities. The privatization process for distribution companies is expected to start in the second half of 2006.
     As the first step of the privatization process in the electricity sector, TEDAS and its affiliates were transferred to the Privatization Administration’s (“PA”) portfolio prior to April 2, 2004. Thereafter, 21 companies covering different distribution regions were formed, each of which will be eventually privatized by the PA. The creation of a competitive generation structure is the next step in the privatization agenda, which has began with an appropriate grouping of generation assets.
     Similarly, EUAS’s generation assets were grouped into 6 portfolios. In addition, 6 portfolio companies, that will operate these assets, were created. The portfolio companies are expected to be privatized after the distribution companies begin privatization.
     Gas Sector
     The new Gas Market Law (No. 4646), which is in effect since May 2, 2001, is an important step in the present reform plan, and envisages restructuring state enterprises into separate functional companies (transmission, distribution, trading and storage).
     BOTAŞ: The sector has been dominated by the government-owned Turkish Pipeline Corporation (“BOTAŞ”), which was one of the most prominent SEEs in the energy sector and owned pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities. BOTAŞ will be divided into separate functional companies for energy transmission, distribution, trading and storage. Law No. 4646 will liberalize and partially privatize the gas sector.
     Agriculture Sector
     TMO: The Turkish Grain Board (“TMO”), which is associated with the Ministry of Agriculture and Rural Affairs, is an SEE that was previously responsible for support purchases of cereals. However, since June 2002, TMO has acted only as an intervention agency to regulate the market. TMO has 4.5 million tons of storage capacity and has purchase offices throughout Turkey. TMO purchased 5.80 million tons of cereal in 2005.
     TEKEL: The General Directorate of Tobacco, Tobacco Products, Salt and Alcohol Enterprises (“TEKEL”) is under the privatization program associated with the Ministry of Finance. TEKEL has been assigned to carry out operations mainly in the areas of tobacco, tobacco products,, and salt. Until 2001, it was responsible for support purchases of tobacco. Since 2002, TEKEL has purchased the required amount of tobacco by entering into production contracts with farmers. The duties assigned to TEKEL are carried out by 4 Establishments: the Leaf Tobacco Processing and Trading Establishment, the Cigarette Industry Establishment,, Salt Industry Establishment, and the Marketing and Distributions Establishment. In the fourth quarter of 2003, the Alcohol Drinks Industries Establishment was privatized and the rest of the establishments will be privatized soon.
     Railways
     TCDD: TCDD provides passenger and freight transport services as the only railway transportation company in Turkey. As of the end of 2005, TCDD owned over 10,984 miles of track, and approximately 735 locomotives, 996 passenger vehicles and 16,102 wagons. It employs approximately 35,593 people (including its subsidiaries).
PRIVATIZATION IMPLEMENTATIONS
     Privatization is one of today’s most essential and widely recognized macroeconomic policies. It has been on Turkey’s agenda since early 1980s.
     Privatization efforts in Turkey aim not only to reduce the role of the state in the economy, but also to introduce competition into sectors dominated by state-owned enterprises. These efforts also aim to improve corporate efficiency and performance, to attract foreign investment, to enhance capital market development, and to reduce the budget deficit.

     Turkey has one of the fastest growing economies in the world and has reached an attractive and promising structural environment through the development of a free market economy and dynamic capital markets. Nevertheless, as a result of the global economic crisis, domestic legal problems, and two devastating earthquake disasters, Turkey has not been able to achieve the level of privatization that has been anticipated since the late 1990s.
     In 1983, Turkey embarked on a plan to privatize a large part of its public sector by enacting laws permitting the eventual privatization of state-owned assets. Since the passage of the Privatization Law in November 1994, the privatization program has been implemented by the Privatization Administration (the “PA”) under the supervision of the Privatization High Council (“PHC”), to which certain SEEs designated for privatization have been transferred by the Government from the Treasury’s portfolio. Under the Privatization Law, proceeds from the sale of enterprises in the PA’s portfolio are credited to the Privatization Fund. The Privatization Fund is used to finance, among other things, compensation payments for redundancies, payments of salaries, fringe benefits and other rights for employees of privatized companies whose contracts are terminated as well as contributions to capital increases in the shareholdings of the PA, and the liquidation of outstanding debt obligations of companies that have been privatized.
     The PHC is the ultimate decision making body for privatization in Turkey. The PHC is composed of four ministers and is chaired by the Prime Minister. While the PA is the executive body for privatization, the Turk Telekom and National Lottery privatizations are overseen by the independent committees composed of representatives from related government agencies.
     Between 1984-2005, a total of 243 companies, 22 incomplete state-owned assets, 353 real estate,, 6 toll motorways, 2 Bosphorus bridges, 97 various plants/assets, 6 seaports as well as Motor Vehicle Inspection Stations and National Lottery (concession rights and transfer of operational rights are to be granted respectively) were transferred to the PA portfolio. At the end of 2005, there were 21 companies in the PA portfolio.
     Major legislative changes took place in Turkey in recent years, and as a result, unprecedented privatization proceeds and the noticeable increase in foreign investor interest have been witnessed in 2005. Overall proceeds from privatization in 2005 (on a commitment basis) reached $12.5 billion (of which Foreign Direct Investment was worth $8.13 billion).
     During the past 15 years, the state withdrew completely from sectors such as animal feed, dairy products, forestry products, cement, civil aviation ground handling and catering services, petroleum distribution network industry, agricultural machinery, cruise/maritime transportation, crude-oil refining & shipment, iron-steel, textile/ready-to-wear garments, aluminum production, silver mine works, electrometallurgy, chromium, copper works and fertilizer industries. Furthermore, more than half of the state shares were privatized in telecommunications , tourism, paper & pulp industry and insurance sectors.
     Public offerings of companies in the privatization portfolio and large-scale merger and acquisition activity among these companies strengthened the Turkish capital markets by deepening the scale of the Istanbul Stock Exchange (“ISE”) and broadening the shareholder base. Significant legal amendments pertaining to liberalization have been introduced in sectors like telecommunications, electricity, natural gas, petroleum, tobacco, banking, sugar and civil aviation as well as simplifying the procedures for setting up a company in Turkey, encouraging foreign direct investments, provisions authorizing real estate purchases to foreigners have also been accomplished during the same period.
     An Overview of the years 2001-2004
     As a result of the financial crises in Turkey and the global recession in 2001, the 2001 privatization program target could not be accomplished and only $119 million was raised through small scale asset sale transactions in 2001.
     Despite the domestic and global economic crisis, the 2002 privatization program set high targets in the ongoing structural reform program, where $536 million was accumulated in revenues. The highest proceed was attained from the POAŞ global public offering, which accrued $238 million in revenues.
     During 2003, a total of $172 million was accumulated through various transactions. Proceeds generated from block sale implementations were $13 million, while asset sales resulted in revenues of $120 million. Sales at the

Istanbul Stock Exchange raised $36 million, and the proceeds of transfers to other public institutions totaled $3 million.
     In 2004, proceeds generated from block sale implementations, including the sales of Esgaz-Bursagaz (gas distribution units), Eti Silver-Chrome-Electrometallurgy and Cayeli Copper, totaled $400 million, while an additional $676 million was raised through asset sales including the asset sale of TEKEL alcohol unit for $292 million. Together with the $191 million raised in the public offering of Turkish Airlines, total revenue from privatization in 2004 totaled $1.27 billion.
     Facts and Prospects (2005-2007)
     A substantial portion of the total privatization flows, on a commitment basis, in 2005 arise from big-ticket items such as Turk Telekom (Telecommunications sector, 55% — $6.55 billion), Ataturk Airport (Airport operations, Operating rights for 15.5 years — $3 billion), Vakiflar Bankasi (Banking sector, Initial Public Offering for the 25.18% of the public shares — $1.28 billion), Tupras (Sale channeled through ISE to an Institutional Investor Fund, 14.76% — $454 million), ETI Aluminium (Bauxite/Aluminum production, 99.99% — $305 million), Petkim (Petrochemicals, Secondary Public Offering for the 34.5% of the public shares — $273.7 million), Istanbul Hilton Hotel (Real Estate, $ 255.5 Million) and Atakoy Group of Companies (Tourism including marina operations, all of the State-owned shares — $ 199.1 Million). Moreover, the tender processes of other big ticket companies such as Tupras (Petroleum Refining, 51%) and Erdemir (iron and steel, 49.29%) was finalized in 2005.
          In the year of 2006, Turkey aims at accelerating privatization with a focus on public utilities such as Electricity Distribution pursued by Power Generation and the State Banks. The preparatory work as to the privatization process for electricity distribution companies has been completed and the tender process for the regional distribution companies is scheduled to be launched in the second half of 2006.
          Concerning the state’s involvement in the banking sector; the privatization process for public banks has been launched and significant steps have been taken with a view to reducing state influence in the financial sector. The preparatory work as to the privatization of Halk Bank has been commenced and upon determination of the strategy, the tender process shall be launched subsequently. It is envisaged that the privatization process of Halk Bank shall be finalized by the first quarter of 2007. On the other hand, the privatization process of Ziraat Bank will be pursued subsequent to the completion of divestiture of Halk Bank.
     With the prospect of the restructuring and privatization of National Lottery (Granting Rights of Lottery Games), the preparatory work is ongoing and the tender process will be launched in due course.
     Among other things, the privatization process of Sugar Processing Plants, the tender process of TEKEL tobacco unit (which is scheduled to be launched in the second half of 2006), privatization of Petkim, the preparatory work as to the public offering of the remaining public shares (45%) of Turk Telekom, the privatization process of the Seaports and other smaller holdings of Privatization Administration in a number of companies together with the sale of some of the land and real estate holdings of Privatization Administration are envisaged to be initiated/completed in 2006.
EXTRA-BUDGETARY FUNDS
     In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects. Until 1993, the EBFs were not included in Turkey’s consolidated public budget and had been independently financed and administered. In 1992, the Assembly enacted legislation to include 63 EBFs in the 1993 consolidated budget. In 1998, 62% of the revenues of consolidated EBFs and 9% of revenues of non-consolidated EBFs were appropriated directly to the consolidated budget.
     In 2000 and 2001, a fundamental shift in the structure of EBFs was mandated in order to increase budget coverage and promote fiscal transparency. As a result, sixty-one budgetary funds and eight EBFs were abolished. Currently, there are only five EBFs remaining. Non-consolidated EBFs of continued importance to the Turkish economy are the Privatization Fund, which oversees the privatization of SEEs, the Social Aid and Solidarity Fund, which assists the disabled and poor, the Defense Industries Support Fund, which develops military manufacturing capabilities, and the Support Price Stabilization Fund, which channels certain export and import duties into the subsidy of fertilizers.

     The following table presents, for the years indicated, the operating balance and financing of eleven of the largest EBFs, including the Privatization Fund, the Public Participation Fund, the Mass Housing Fund, the Defense Industries Support Fund and the Support Price Stabilization Fund, and two special accounts, the Petroleum Consumption Tax and the Budget Education Health Tax, each of which has been in continuous existence since 1988 (with the exception of the Privatization Fund, which was established in 1995). Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.
Table No. 40
Extra-Budgetary Funds

					2005
	2001	2002	2003	2004	(Program)
		(in billions of Turkish Lira)
Revenues	4,593,213	2,733,643	3,280,727	4,265,110	4,162,292
Expenditures	4,065,514	3,661,812	3,311,582	3,919,193	3,550,442
Surplus (Deficit)	527,699	(928,170)	(30,856)	345,918	611,850
Financing
Foreign borrowing, net	(41,839)	205,282	(68,848)	(25,687)	(83,914)
Domestic borrowing, net	(485,860)	722,888	99,703	(320,230)	(527,936)
Total	(527,699)	928,170	30,856	(345,918)	(611,850)

Source:	SPO.
     In 2004, revenues from the EBFs were YTL4,265 million, while expenditures of such EBFs were YTL3,919 million. This resulted in a surplus of YTL346 million in 2004, compared with a deficit of YTL31 million in 2003. In 2005, revenues from the EBFs were YTL4,162 million, while expenditures of such EBFs were YTL3,550 million, resulting in a surplus of TL612 million. In 2006, a surplus of YTL1,016 million is programmed for the EBFs. Privatization revenues are not included in revenues.
LOCAL GOVERNMENT
     The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize responsibility and to transfer substantial amounts of tax revenues to local authorities. Total expenditures by local authorities were realized as TL5,946.7 trillion in 2000, TL9,221.4 trillion in 2001, TL10,370.9 trillion in 2002 and TL14,235.8 in 2003.
     In 2004, total expenditures by local authorities were estimated to increase to TL15,744 trillion and the surplus was estimated to be TL413.6 trillion. In 2005, total expenditures by local authorities were estimated to increase by 28% to TL20,215 trillion and the surplus was estimated to be TL214 billion.
     The following table presents the operating balance of the local authorities for the years indicated:
Table No. 41
Local Authorities

	2001	2002	2003	2004(1)	2005(2)
	(in billions of Turkish Lira)
Revenues	8,654,946	10,137,301	12,879,060	16,157,645	20,429,519
Expenditures	9,221,351	10,370,927	14,235,760	15,744,028	20,215,152
Surplus (Deficit)	(566,405)	(233,626)	(1,356,700)	413,618	214,367

(1)	Provisional.

(2)	Estimate.
Source: SPO.
SOCIAL SECURITY INSTITUTIONS
     Turkey’s three Social Security Institutions (“SSIs”) have recorded a decreasing deficit (before budgetary transfers) of approximately TL2,600.3 in 2000, representing 1.9% of GNP as a result of structural reforms put into practice in 1999. In 2001, the SSIs experienced a deficit of approximately TL4,439 trillion or 2.5% of GNP.

The 2001 budget provided for direct transfers to the social security institutions of TL4,672 trillion. In 2002, SSIs realized a deficit of TL8,267 trillion, representing 3.7% of GNP. In 2003, SSIs experienced a deficit of TL13,353 trillion, representing 3.7% of GNP. In 2004, SSIs realized a deficit of TL18,830 trillion, which is 4.4% of GNP. For 2005, the programmed deficit is TL21,474 trillion, amounting to 4.5% of GNP. The low premium collection rates and the increasing rate of health and insurance expenditures are the main factors for the increasing deficit of the social security system.
     The following table summarizes the revenues and expenditures of the SSIs for the years indicated:
Table No. 42
Revenues and Expenditures of Social Security Institutions

	2001	2002	2003	2004	2005
		(in billions of Turkish Lira)
Revenues	12,967,502	19,748,947	27,394,534	30,053,610	35,551,474
Expenditures	17,406,045	28,016,012	45,747,646	48,994,410	57,036,427
Revenue-Expenditure Differences	(4,438,543)	(8,267,065)	(13,353,113)	(18,940,800)	(21,484,953)
Budget Transfers	4,672,000	8,295,000	13,312,000	18,914,860	21,474,000
Deficits after Budget Transfers	233,457	27,935	(41,113)	(25,943)	(10,953)
Fixed Capital Investments	(97,743)	(129,964)	(107,842)	(607,001)	(602,206)
Other	—	—	—	—	—
Borrowing Requirement	(135,714)	(102,029)	(148,954)	(632,944)	(613,269)

Source: SPO, UT.
PUBLIC SECTOR FIXED INVESTMENT
     The following table summarizes public sector fixed investment, including that of the SEEs and the EBFs, by economic sector for the years indicated:
Table No. 43
Public Sector Fixed Investment

	2001	2002	2003	2004	2005(1)
	(percentage of total)(2)
Agriculture	10.0	9.2	7.7	15.1	12.9
Mining	1.5	0.7	1.0	0.1	0.0
Manufacturing	4.0	3.2	2.5	0.0	0.0
Energy	13.7	20.8	18.8	13.0	12.3
Transport and communication	27.1	27.5	26.1	32.9	30.5
Tourism	0.6	0.8	0.7	0.7	0.5
Housing	0.9	0.8	1.0	0.2	1.4
Education	13.7	12.1	14.0	21.2	19.4
Health	5.9	5.1	5.6	6.3	8.4
Other services	22.5	19.8	22.9	10.3	14.5

Total	100.0	100.0	100.0	100.0	100.0
Total (billions of TL)	11,300,047	17,307,674	17,287,520	18,051,594	24,539,737

(1)	Provisional.

(2)	At current prices.
Source: SPO.
PUBLIC SECTOR BORROWING REQUIREMENT
     In 2000, the consolidated budget deficit was TL13,726 trillion, representing 10.9% of GNP. Consolidated budget primary surplus as a share of GNP increased from 1.8% in 1999 to 5.3% in 2000. The Public Sector Borrowing Requirement (PSBR) was 11.8% of GNP in 2000 due to improvements in the balances of the consolidated budget, and the EBFs and the SEEs that are not under privatization.

     In 2001, the consolidated budget deficit was TL30,790 trillion, representing 17.4% of GNP. Consolidated budget primary surplus as a share of GNP increased from 5.3% in 2000 to 5.8% in 2001. PSBR was 16.4% of GNP in 2001, due to the increase in the consolidated budget deficit.
     In 2002, the consolidated budget deficit was TL40,744 trillion, representing 14.8% of GNP. Primary surplus as a share of GNP decreased to 4.0% in 2002 from 5.8% in 2001. PSBR was 12.7% of GNP in 2002, due to a decline in consolidated budget deficit.
     In 2003, the consolidated budget deficit was recorded as TL40,204 trillion, representing 11.3% of GNP. Consolidated budget primary surplus as a share of GNP increased to 5.2% in 2003 from 4.0% in previous year. PSBR was 9.4% of GNP in 2003, due to a decline in the consolidated budget deficit as a share of GNP and improvement in the financial balances of SEEs.
     In 2004, the consolidated budget deficit was TL30,300 trillion, representing 7.1% of GNP. Due to a decline in the consolidated budget deficit and an improvement in the overall economic performance, PSBR declined to 4.7% of GNP in 2004.
     In 2005, the consolidated budget deficit was YTL8,117 million, representing 1.7% of GNP. Total PSBR declined to -0.1% of GNP in 2005.
     The net debt of the public sector increased from 63.2% of GNP in 2000 to 126.8% of GNP in 2001. The debt stock figures include the full cost of bank restructuring. The sharp rise in the debt ratio in 2001 was partially a result of temporary factors such as the real depreciation of the Turkish Lira, the decline in GNP, exceptionally high interest rates in the first quarter of 2001, and the high cost of bank restructuring. The stock of government securities issued for bank restructuring increased to approximately 31.5% of GNP in 2001. These figures exclude the swaps that were completed on July 18, 2001. Already existing debt of the public sector (17% of GNP) has been taken over fully by the Treasury.
     In 2003, total public debt stock (gross)as a percentage of GNP declined to 83.2%. The net debt of the public sector declined to 70.3% in 2003 from 78.4% in 2002. Nominal interest rates on government securities (on an annual compounded basis) declined to 46.0% in 2003 from 62.7% in 2002.
     In 2004, total public debt stock (gross) as a percentage of GNP declined to 77.3%. The net debt of the public sector declined to 63.4% in 2004 from 70.3% in 2003. Nominal interest rates on TL denominated zero coupon government securities (cumulative average) declined to 24.7% in 2004 from 46.0% in 2003.
     In 2005, total public debt stock (gross) as a percentage of GNP declined to 71.6%. The net debt of the public sector declined to 55.3% in 2005.
The following table sets forth information as to Turkey’s public sector borrowing requirement for the years indicated
Table No. 44
Public Sector Borrowing Requirement

	2001	2002	2003	2004	2005(1)
		(percentage of GNP)
Consolidated budget	17.4	14.8	11.3	7.1	2.0
Local administrations	0.3	0.1	0.4	(0.1)	0.0
SSI, UIF and Revolving Funds	(1.2)	(1.2)	(1.4)	(1.3)	(1.2)
Social Security Institutions (SSI)	(0.1)	0.0	0.0	0.0	0.0
Unemployment Insurance Fund (UIF)	(1.0)	(1.0)	(1.1)	(1.0)	(1.0)
Revolving Funds	(0.1)	(0.2)	(0.3)	(0.3)	(0.2)
Regulatory & Supervisory Agencies	0.0	0.0	0.0	0.0	0.0
EBFs and SEEs	(0.1)	(1.0)	(0.9)	(1.0)	(0.9)
SEEs not under privatization	0.0	(1.1)	(0.4)	(0.4)	(0.1)
EBFs and SEEs under privatization	(0.1)	0.1	(0.6)	(0.6)	(0.8)

Total	16.4	12.7	9.4	4.7	(0.1)

(1)	Provisional estimate.
Source: SPO.

DEBT
GENERAL
     In Turkey, the Treasury conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. The Treasury issues various borrowing instruments such as discounted securities, inflation and foreign exchange-indexed securities, foreign exchange-denominated securities, Government Bonds with fixed coupon payments and floating rate notes.
     The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.
     The Treasury issues Government securities through public offerings, direct sales, TAP sales and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time.
     Turkey has not defaulted on any principal or interest of any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988. In 1978, 1979 and 1980, Turkey rescheduled an aggregate amount of approximately $3.95 billion of its external debt consisting of commercial and government credits, which represented 20.6% of Turkey’s total outstanding external debt at that time. Turkey initiated the rescheduling to avoid a possible default under its external debt. Since that rescheduling, Turkey has always paid when due the full amount of principal and interest on its direct and indirect external debt. Turkey completed all payments under the rescheduling in July 1992.
     Turkey’s consolidated budget domestic debt was approximately YTL244,782 million on December 31, 2005, compared with TL224,483 trillion on December 31, 2004. Prior to the February 2001 financial crisis, Turkey’s domestic debt was approximately TL44,428 trillion. The increase in debt stock is mainly because of the securitization of the previously unsecuritized portion of the duty loss stock of public banks and the securities issued for the rehabilitation of banks under the supervision of Savings Deposit Insurance Fund (“SDIF”), which were fully covered by the Treasury as of May 2001.
     Turkey’s total external debt was approximately $170.6 billion as of December 31, 2005, compared to $162.3 billion as of December 31, 2004.
DOMESTIC DEBT
     Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been substantial improvement in both the level and structure of the Treasury’s domestic debt stock in recent years as a result of the strong fiscal performance and improving market sentiment. The ratio of domestic debt stock to GNP, which had risen to the level of 69.2% at the end of 2001, has declined to 54.5% in 2003, to 52.3% in 2004 and to 50.3% in 2005.
     The financial crisis in February 2001 caused a deterioration in the financial position of the government as well the banking sector. The Treasury’s domestic borrowing cost, which stood at 38% in 2000, rose to 99% in 2001, while the annual average maturity of cash borrowing from the market reduced to 4.8 months from 14.2 months during the same period. In June 2001, the Treasury conducted a major bond swap operation in which short-term securities were exchanged for longer-term bonds in an effort to increase the maturity of debt stock and thus reduce the roll-over risk.
     In continuing efforts to improve the macroeconomic environment, the government launched an economic program in 2001, supported by the IMF, an important aim of which was to rehabilitate the banking sector. As part of this rehabilitation plan, the Treasury issued securities to public banks to cover their duty losses and issued securities to banks under the supervision of the SDIF to improve their balance sheets. The ratio of total domestic debt stock to GNP was affected by the issuance of these “non-cash” securities, and the stock to GNP ratio increased from 29% in 2000 to 69% in 2001.
     As a whole, these banking sector rehabilitation operations did not change the total borrowing requirement of the overall public sector because the banks were already using the market as a source of funding. However, the operations did manage to transform short-term borrowing activity into longer-term holdings for the Treasury and also provided control, flexibility and effective management of the Government’s debt.
     As the economic program continued, several key reforms have been implemented in the area of debt management during the last several years:
•	“The Law on Regulating Public Finance and Debt Management” (Law No. 4749) was enacted in 2002 to establish the legal and institutional infrastructure in public debt management.

•	With the confidence both in domestic and international markets, the downward trend in the inflation and the elimination of technical and operational difficulties caused by Turkish lira through the introduction of new Turkish Lira (“YTL”), foreign investors’ YTL denominated issues have been increased rapidly. All these developments have prepared the grounds for Treasury to increase the maturity of the debt stock, by the issuances of five-year Floating Rate Notes (“FRN”) and fixed couponed Government Bonds.

•	To further enhance the liquidity of domestic debt, the primary dealership system for government securities continued to be implemented with a new contract in September 2003. In the last three years, the system contributed to the efficiency in both the primary and secondary market for government securities. The system provides greater depth and reduces volatility in the secondary market and helps to reduce roll-over risk. The primary dealership system aims to create a highly liquid, transparent, and dependable secondary market, which in turn will lead to decreased costs in the primary market.

•	In order to lengthen maturity and smooth out the domestic debt service profile, switching auctions were introduced in October 2003. These auctions have been carried out successfully since that time.
     Market sentiment improved as a result of a strong fiscal performance and from the improvements in debt management, which in turn improved borrowing with respect to cost and maturity. The average maturity of cash borrowing increased to 9.0 months in 2002, 11.5 months in 2003 and 14.6 months in 2004 and 27.4 months in 2005, while the cost of borrowing in YTL terms was reduced to 45.1%, 25.6% and 17.1% in 2003, 2004 and 2005, respectively.
     In June 2001, the Treasury undertook a major bond swap operation in which short term securities held by the market were exchanged into longer term bonds to increase the maturity of debt stock and thus reduce the roll-over risk.
     There has also been an improvement in the structure of the domestic debt stock. The portion of foreign currency denominated or linked debt in the domestic stock, which was 36% in 2001, declined to 32% in 2002, 22% in 2003 and 18% in 2004 and 15.5% in 2005 paving the way for decreased exchange rate risk. As a result of strategic benchmarks which have been set in accordance with debt strategies based on risk analysis, the share of fixed interest rate instruments in total domestic debt stock has also increased to 45.4% in 2005 from 36.3% in 2002. During the years 2002, 2003, 2004 and 2005 the composition of domestic debt stock continued to change and the share of the public sector in outstanding domestic debt stock decreased from 52.8% in 2002 to 47.7% in 2003, to 37.1% in 2004 and to 30.8% in 2005.
     The Treasury aims to increase maturity of borrowing in the upcoming years while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets. These, together with continued strong fiscal policies, will ensure a sustainable path for domestic debt.
     The following tables show the domestic debt securities auctioned in years 2001-2005:

Table No. 45
Treasury Auctions
AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2001

							Sales Amount
	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in billions of Turkish Lira)
January							2,931,699	2,859,333	2,070,151
14 Month G. Bond	05.01.01	08.01.01	20.02.02	75.29	67.17	64.99	382,294	935,999	534,976
6 Month T. Bill	05.01.01	08.01.01	11.07.01	29.78	58.91	67.47	1,810,942	1,488,787	1,147,175
3 Month T. Bill	23.01.01	24.01.01	25.04.01	12.00	47.98	57.33	738,463	434,546	388,000

February							2,810,834	3,212,612	2,955,249
3 Month T. Bill	13.02.01	14.02.01	16.05.01	14.26	57.03	70.43	1,163,103	916,350	802,000
1 Month T. Bill	20.02.01	21.02.01	21.03.01	7.11	92.43	144.23	1,647,731	2,296,263	2,153,249

March							5,480,992	4,391,649	3,285,876
3 Month T. Bill	20.03.01	21.03.01	27.06.01	33.65	124.99	193.71	5,480,992	4,391,649	3,285,876

April							4,984,114	4,863,840	3,330,408
4 Month T. Bill	03.04.01	04.04.01	08.08.01	37.32	107.83	150.00	1,368,834	1,482,688	1,079,694
6 Month T. Bill	10.04.01	11.04.01	10.10.01	57.50	115.00	148.06	840,939	794,091	504,184
8 Month T. Bill	17.04.01	18.04.01	05.12.01	64.88	102.24	119.89	1,200,100	1,203,620	729,995
3 Month T. Bill	24.04.01	25.04.01	25.07.01	20.50	82.00	110.83	404,171	253,049	210,000
6 Month T. Bill	24.04.01	25.04.01	10.10.01	40.15	87.00	107.80	1,170,069	1,130,393	806,535

May							6,117,635	5,711,088	4,145,959
5 Month T. Bill	01.05.01	02.05.01	19.09.01	28.85	75.00	93.28	1,182,999	848,843	658,804
10 Month T. Bill	08.05.01	09.05.01	06.03.02	69.96	84.60	89.91	588,798	957,700	565,492
3 Month T. Bill	15.05.01	16.05.01	15.08.01	17.37	69.48	89.78	1,485,948	884,976	753,999
6 Month T. Bill	22.05.01	23.05.01	21.11.01	32.29	64.58	75.00	1,745,040	1,936,967	1,464,192
10 Month T. Bill	22.05.01	23.05.01	06.03.02	53.62	68.00	72.37	1,036,935	1,072,010	697,846
13 Month G. Bond	29.05.01	30.05.01	26.06.02	88.31	82.00	79.98	77,914	10,593	5,625

June							4,580,248	6,295,272	5,064,868
3 Month T. Bill	05.06.01	06.06.01	05.09.01	16.39	65.56	83.50	470,644	144,625	124,260
6 Month T. Bill	12.06.01	13.06.01	05.12.01	32.62	67.85	79.90	251,028	190,698	143,792
3 Month T. Bill	19.06.01	20.06.01	26.09.01	17.05	63.34	79.47	1,201,994	1,546,774	1,321,440
4 Month T. Bill	26.06.01	27.06.01	07.11.01	26.98	73.85	92.29	2,656,582	4,413,175	3,475,375

July							3,492,450	2,922,595	2,117,977
5 Month T. Bill	03.07.01	04.07.01	05.12.01	31.73	75.00	91.82	240,780	266,403	202,233
8 Month T. Bill	10.07.01	11.07.01	06.03.02	54.75	83.74	95.00	874,718	1,190,140	769,056
7 Month T. Bill	17.07.01	18.07.01	06.02.02	49.19	88.20	104.89	149,088	557,459	374,693
3 Month T. Bill	24.07.01	25.07.01	24.10.01	17.69	70.78	91.88	2,227,865	908,593	771,995

August							3,062,418	3,554,965	2,802,390
5 Month T. Bill	07.08.01	08.08.01	09.01.02	31.15	73.63	89.83	2,004,925	2,415,006	1,841,394
3 Month T. Bill	14.08.01	15.08.01	14.11.01	18.62	74.49	98.00	1,057,493	1,139,958	960,996

September							1,914,877	1,271,774	1,019,949
4 Month T. Bill	04.09.01	05.09.01	26.12.01	21.33	69.00	86.96	605,182	321,643	265,314
3 Month T. Bill	11.09.01	12.09.01	26.11.01	19.40	67.25	84.91	655,808	474,068	397,042
5 Month T. Bill	25.09.01	26.09.01	06.03.02	33.13	74.90	90.97	653,888	476,063	357,594

October							2,567,490	2,276,262	1,839,275
6 Month T. Bill	02.10.01	03.10.01	03.04.02	39.12	78.25	93.56	522,922	604,658	434,616
3 Month T. Bill	09.10.01	10.10.01	09.01.02	17.79	71.15	92.49	580,154	524,577	445,355
3 Month T. Bill	23.10.01	24.10.01	23.01.02	15.61	62.43	78.62	1,043,690	795,376	688,000
5 Month T. Bill	30.10.01	31.10.01	03.04.02	29.62	70.00	84.62	420,723	351,652	271,303

November							6,030,585	7,259,364	5,535,800
5 Month T. Bill	06.11.01	07.11.01	03.04.02	27.58	68.30	82.80	2,461,775	2,800,047	2,194,677
8 Month T. Bill	06.11.01	07.11.01	26.06.02	48.23	76.00	85.94	514,646	1,125,995	759,618
3 Month T. Bill	13.11.01	14.11.01	13.02.02	14.90	59.61	74.31	1,442,461	1,240,944	1,079,994
7 Month T. Bill	20.11.01	21.11.01	26.06.02	39.35	66.01	74.48	1,611,703	2,092,378	1,501,512

December							4,633,445	5,367,631	4,132,659
7 Month T. Bill	04.12.01	05.12.01	10.07.02	41.00	68.77	77.95	1,149,963	1,697,976	1,204,238
5 Month T. Bill	11.12.01	12.12.01	08.05.02	24.94	61.75	73.55	1,485,986	1,478,800	1,183,632
3 Month T. Bill	14.12.01	19.12.01	20.03.02	14.35	57.42	71.01	923,176	859,950	752,000
6 Month T. Bill	25.12.01	26.12.01	10.07.02	34.06	63.25	72.34	1,074,320	1,330,905	992,789

2001 TOTAL							48,606,787	49,986,384	38,300,560

Source: UT.

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2002

							Sales Amount
	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in billions of Turkish Lira)
January							5,392,889	6,202,107	4,759,796
5 Month T. Bill	08.01.02	09.01.02	29.05.02	22.91	59.58	70.99	1,311,100	1,553,115	1,263,584
8 Month T. Bill	08.01.02	09.01.02	04.09.02	42.20	64.54	71.34	2,412,070	3,236,380	2,275,920
4 Month T. Bill	15.01.02	16.01.02	08.05.02	18.00	58.50	71.24	845,131	501,845	425,293
3 Month T. Bill	21.01.02	23.01.02	24.04.02	14.56	58.25	72.25	824,589	910,768	795,000

February							3,698,570	2,772,878	1,963,802
1 Year G. Bond	05.02.02	06.02.02	05.02.03	69.54	69.54	69.54	1,474,205	1,316,505	776,501
3 Month T. Bill	12.02.02	13.02.02	15.05.02	13.98	55.92	68.78	1,409,566	661,082	580,000
6 Month T. Bill	26.02.02	27.02.02	28.08.02	30.96	61.91	71.49	814,800	795,292	607,301

March							5,055,605	6,020,883	4,341,125
6 Month T. Bill	05.03.02	06.03.02	28.08.02	28.99	60.30	69.80	1,716,055	2,035,694	1,578,192
11 Month T. Bill	05.03.02	06.03.02	05.02.03	61.69	66.83	68.30	1,599,436	2,433,182	1,504,801
7 Month T. Bill	12.03.02	13.03.02	23.10.02	37.74	61.32	68.25	795,483	705,386	512,132
3 Month T. Bill	18.03.02	20.03.02	19.06.02	13.49	53.95	65.88	944,630	846,621	746,000

April							9,273,857	9,892,266	7,334,611
7 Month T. Bill	02.04.02	03.04.02	23.10.02	30.87	55.35	62.00	3,281,257	4,169,314	3,185,815
1 Year G. Bond	09.04.02	10.04.02	09.04.03	58.00	58.00	58.00	2,436,575	2,555,806	1,617,595
8 Month T. Bill	16.04.02	17.04.02	11.12.02	34.00	52.00	56.46	2,013,254	2,075,926	1,549,201
3 Month T. Bill	22.04.02	24.04.02	24.07.02	11.12	44.49	52.48	1,542,771	1,091,220	982,000

May							6,197,793	6,875,038	5,260,826
11 Month T. Bill	07.05.02	08.05.02	09.04.03	48.74	52.80	53.74	1,936,322	2,462,975	1,655,907
6 Month T. Bill	07.05.02	08.05.02	06.11.02	24.33	48.65	54.57	1,056,378	1,161,571	934,298
3 Month T. Bill	13.05.02	15.05.02	14.08.02	11.59	46.35	55.05	1,350,574	1,401,535	1,256,000
5 Month T. Bill	28.05.02	29.05.02	06.11.02	22.27	50.35	57.55	1,003,629	1,008,001	824,404
9 Month T. Bill	28.05.02	29.05.02	05.03.03	42.48	55.23	58.45	850,890	840,957	590,217

June							6,231,819	7,906,571	6,262,311
3 Month T. Bill	17.06.02	19.06.02	18.09.02	14.13	56.50	69.64	1,527,491	1,650,207	1,445,961
7 Month T. Bill	18.06.02	19.06.02	08.01.03	36.15	64.82	73.90	1,398,152	2,148,200	1,577,810
4 Month T. Bill	25.06.02	26.06.02	06.11.02	21.65	59.25	70.97	2,065,580	2,434,437	2,001,205
6 Month T. Bill	25.06.02	26.06.02	08.01.03	35.27	65.50	75.25	1,240,595	1,673,727	1,237,336

July							9,492,323	9,084,819	7,101,419
5 Month T. Bill	02.07.02	03.07.02	11.12.02	27.10	61.27	71.97	411,044	378,389	297,713
5 Month T. Bill	09.07.02	10.07.02	11.12.02	27.18	64.25	76.53	2,557,845	3,311,700	2,603,891
8 Month T. Bill	09.07.02	10.07.02	05.03.03	46.69	71.40	79.67	1,015,227	1,105,724	753,805
3 Month T. Bill	23.07.02	24.07.02	23.10.02	12.97	51.89	62.89	2,897,732	1,247,218	1,104,000
7 Month T. Bill	23.07.02	24.07.02	05.03.03	42.10	68.42	77.00	1,413,107	1,825,890	1,284,897
4 Month T. Bill	30.07.02	31.07.02	13.11.02	15.02	52.07	62.44	1,197,368	1,215,898	1,057,114

August							8,963,207	7,045,950	5,310,854
9 Month T. Bill	06.08.02	07.08.02	07.05.03	47.56	63.42	68.00	1,406,353	1,162,417	787,735
3 Month T. Bill	12.08.02	14.08.02	13.11.02	12.25	48.99	58.75	1,888,620	1,190,944	1,061,000
9 Month T. Bill	13.08.02	14.08.02	07.05.03	46.04	63.00	67.90	1,892,273	1,758,960	1,204,448
5 Month T. Bill	27.08.02	28.08.02	22.01.03	21.21	52.51	61.00	2,365,253	1,620,546	1,337,015
8 Month T. Bill	27.08.02	28.08.02	07.05.03	42.62	61.57	67.00	1,410,708	1,313,083	920,655

September							4,346,705	4,809,349	3,847,546
5 Month T. Bill	03.09.02	04.09.02	22.01.03	20.25	52.64	61.50	1,885,436	1,996,731	1,660,542
10 Month T. Bill	03.09.02	04.09.02	02.07.03	53.95	65.24	68.50	980,523	1,317,310	855,672
3 Month T. Bill	16.09.02	18.09.02	18.12.02	12.32	49.27	59.14	1,480,746	1,495,308	1,331,333

October							6,906,543	8,443,149	5,923,621
9 Month T. Bill	08.10.02	09.10.02	02.07.03	47.76	65.35	70.61	1,782,454	2,832,077	1,916,721
3 Month T. Bill	21.10.02	23.10.02	22.01.03	11.67	46.68	55.50	2,487,587	1,319,933	1,182,000
10 Month T. Bill	22.10.02	23.10.02	27.08.03	51.90	61.34	63.90	2,636,501	4,291,139	2,824,900

November							8,169,442	7,822,416	6,241,333
4 Month T. Bill	05.11.02	06.11.02	19.03.03	17.09	46.77	54.00	2,373,848	2,791,085	2,383,726
8 Month T. Bill	05.11.02	06.11.02	02.07.03	34.02	52.03	56.50	2,328,771	1,995,085	1,488,613
3 Month T. Bill	12.11.02	13.11.02	05.02.03	9.51	41.20	48.23	1,740,160	1,473,970	1,346,000
1 Year G. Bond	26.11.02	27.11.02	03.12.03	52.72	51.72	51.50	1,726,664	1,562,276	1,022,994

December							7,842,928	10,009,019	7,638,605
6 Month T. Bill	02.12.02	03.12.02	21.05.03	20.34	43.81	49.00	1,459,040	1,578,787	1,311,941
5 Month T. Bill	10.12.02	11.12.02	21.05.03	19.90	45.00	50.74	1,429,359	2,099,133	1,750,677
12 Month T. Bill	10.12.02	11.12.02	03.12.03	50.13	51.11	51.33	2,046,262	3,525,376	2,348,253
3 Month T. Bill	16.12.02	18.12.02	19.03.03	9.82	39.28	45.45	1,685,164	1,429,842	1,302,000
12 Month T. Bill	17.12.02	18.12.02	03.12.03	48.63	50.57	51.00	1,223,103	1,375,880	925,734

2002 TOTAL							81,571,680	86,884,446	65,985,848

Source: UT.

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2003

							Sales Amount
	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in billions of Turkish Lira)
January							8,737,178	11,402,022	8,219,679
5 Month T. Bill	07.01.03	08.01.03	18.06.03	22.12	50.00	57.10	955,586	1,369,368	1,121,376
9 Month T. Bill	07.01.03	08.01.03	08.10.03	42.00	56.00	59.61	719,788	1,553,085	1,093,729
5 Month T. Bill	14.01.03	15.01.03	18.06.03	21.03	49.70	57.00	1,335,994	1,254,146	1,036,251
3 Month T. Bill	20.01.03	22.01.03	24.04.03	10.87	43.00	50.41	2,119,007	1,626,440	1,467,000
12 Month G. Bond	21.01.03	22.01.03	28.01.04	59.91	58.78	58.50	3,606,804	5,598,983	3,501,324

February							7,373,019	10,669,089	7,427,460
3 Month T. Bill	03.02.03	05.02.03	14.05.03	10.93	40.60	47.00	1,701,338	1,059,381	955,000
12 Month T. Bill	04.02.03	05.02.03	28.01.04	57.10	58.22	58.49	2,485,384	4,889,345	3,112,312
5 Month T. Bill	04.02.03	05.02.03	16.07.03	20.80	47.03	53.31	1,456,239	1,872,451	1,550,015
12 Month G. Bond	25.02.03	26.02.03	03.03.04	57.33	56.25	55.99	1,730,058	2,847,913	1,810,133

March							7,930,395	11,866,641	8,056,915
9 Month T. Bill	04.03.03	05.03.03	08.10.03	31.60	53.00	58.50	451,050	618,717	470,163
12 Month G. Bond	04.03.03	05.03.03	03.03.04	62.50	62.50	62.50	2,286,975	3,862,449	2,376,874
3 Month T. Bill	17.03.03	19.03.03	18.06.03	12.18	48.70	58.34	1,140,069	1,193,004	1,063,515
5 Month T. Bill	18.03.03	19.03.03	13.08.03	19.51	48.30	55.47	867,866	1,020,572	853,984
12 Month T. Bill	18.03.03	19.03.03	03.03.04	57.09	59.37	59.95	3,184,436	5,171,899	3,292,379

April							9,169,974	13,608,238	9,635,825
4 Month T. Bill	07.04.03	09.04.03	13.08.03	16.76	48.43	56.48	1,434,743	1,914,745	1,639,845
6 Month T. Bill	08.04.03	09.04.03	08.10.03	25.29	50.59	56.99	918,119	1,458,563	1,164,108
12 Month G. Bond	08.04.03	09.04.03	28.04.04	67.43	63.75	62.79	2,812,235	5,511,471	3,291,837
10 Month T. Bill	22.04.03	24.04.03	18.02.04	44.63	54.15	56.48	2,170,537	3,469,722	2,399,035
3 Month T. Bill	22.04.03	24.04.03	23.07.03	9.88	39.96	46.39	1,834,340	1,253,736	1,141,000

May							11,365,061	15,492,078	10,852,833
6 Month T. Bill	05.05.03	07.05.03	05.11.03	22.15	44.30	49.20	1,043,367	1,254,738	1,027,217
10 Month T. Bill	06.05.03	07.05.03	18.02.04	40.85	51.80	54.40	1,825,448	2,694,891	1,913,372
12 Month G. Bond	06.05.03	07.05.03	26.05.04	57.44	54.31	53.59	3,226,679	4,672,361	2,967,650
3 Month T. Bill	12.05.03	14.05.03	13.08.03	9.15	36.62	41.96	1,735,753	1,676,618	1,536,000
6 Month T. Bill	20.05.03	21.05.03	05.11.03	19.57	42.40	47.29	715,592	926,604	774,956
14 Month G. Bond	20.05.03	21.05.03	07.07.04	62.01	54.66	53.00	2,818,222	4,266,866	2,633,638

June							8,656,777	9,805,395	7,315,978
5 Month T. Bill	03.06.03	04.06.03	05.11.03	17.35	41.00	45.95	397,753	505,374	430,670
13 Month G. Bond	10.06.03	11.06.03	07.07.04	52.98	49.20	48.40	2,495,865	2,979,842	1,947,863
3 Month T. Bill	16.06.03	18.06.03	17.09.03	8.68	34.71	39.49	2,082,639	1,723,613	1,586,000
11 Month T. Bill	16.06.03	18.06.03	09.06.04	48.21	49.15	49.35	2,440,116	3,303,118	2,228,746
5 Month T. Bill	17.06.03	18.06.03	05.11.03	15.21	39.54	44.50	1,240,404	1,293,448	1,122,700

July							10,444,057	15,032,604	11,088,623
5 Month T. Bill	01.07.03	02.07.03	19.11.03	15.21	39.54	44.50	1,951,271	2,411,019	2,092,717
14 Month G. Bond	01.07.03	02.07.03	18.08.04	59.57	52.50	50.96	4,774,943	8,704,628	5,455,103
4 Month T. Bill	15.07.03	16.07.03	19.11.03	13.33	38.50	43.54	1,685,517	1,976,205	1,743,804
3 Month T. Bill	22.07.03	23.07.03	22.10.03	8.00	32.00	36.05	2,032,326	1,940,752	1,797,000

August							10,732,462	10,217,888	7,815,672
3 Month T. Bill	11.08.03	13.08.03	12.11.03	7.65	30.60	34.29	2,373,744	1,932,310	1,795,000
8 Month T. Bill	12.08.03	13.08.03	07.04.04	25.54	39.06	41.60	1,358,269	1,596,898	1,272,041
14 Month G. Bond	12.08.03	13.08.03	22.09.04	47.63	42.70	41.80	3,607,196	3,069,725	2,079,309
8 Month T. Bill	26.08.03	27.08.03	07.04.04	21.85	35.50	37.86	1,008,350	976,036	801,043
13 Month G. Bond	26.08.03	27.08.03	22.09.04	41.46	38.50	38.00	2,384,902	2,642,918	1,868,279

September							2,866,154	1,999,126	1,718,168
3 Month T. Bill	15.09.03	17.09.03	17.12.03	6.93	27.73	30.75	1,639,077	1,240,416	1,160,000
13 Month G. Bond	16.09.03	17.09.03	22.09.04	35.93	35.25	35.14	1,227,077	758,710	558,168

October							6,504,693	7,088,956	5,859,303
6 Month T. Bill	07.10.03	08.10.03	07.04.04	14.25	28.50	30.53	1,416,466	1,699,216	1,487,272
13 Month G. Bond	07.10.03	08.10.03	27.10.04	32.29	30.53	30.29	3,027,957	3,804,726	2,876,031
3 Month T. Bill	20.10.03	22.10.03	21.01.04	5.95	23.80	26.01	2,060,270	1,585,014	1,496,000

November							10,498,214	12,442,825	10,161,006
9 Month T. Bill	04.11.03	05.11.03	21.07.04	20.46	28.75	29.90	1,720,845	2,392,640	1,986,274
14 Month G. Bond	04.11.03	05.11.03	15.12.04	33.71	30.22	29.75	3,715,982	4,694,543	3,511,096
3 Month T. Bill	11.11.03	12.11.03	11.02.04	5.94	23.75	25.95	2,290,158	1,934,404	1,826,000
6 Month T. Bill	18.11.03	19.11.03	05.05.04	11.86	25.71	27.50	1,536,726	1,731,904	1,548,218
13 Month G. Bond	18.11.03	19.11.03	15.12.04	31.02	28.80	28.51	1,234,504	1,689,335	1,289,419

December							4,519,419	5,364,883	4,348,117
5 Month T. Bill	02.12.03	03.12.03	05.05.04	10.93	25.84	27.79	752,709	777,810	701,164
14 Month G. Bond	02.12.03	03.12.03	26.01.05	34.05	29.51	28.91	2,576,642	3,453,707	2,576,466
3 Month T. Bill	16.12.03	17.12.03	17.03.04	5.87	23.50	25.65	1,190,068	1,133,366	1,070,487

2003 TOTAL							98,797,400	124,989,744	92,499,580

Source: UT.

      AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2004

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in billions of Turkish Lira)
January							8,267,706.4	11,522,077.7	9,612,900.2
3 Month T. Bill	19.01.04	21.01.04	21.04.04	6.31	25.25	27.74	2,464,395.2	2,452,634.0	2,306,996.5
14 Month G. Bond	20.01.04	21.01.04	23.03.05	29.68	25.30	24.80	2,425,596.4	3,121,679.2	2,407,251.7
7 Month T. Bill	27.01.04	28.01.04	11.08.04	13.20	24.52	25.90	1,642,885.2	2,487,200.4	2,197,093.3
14 Month G. Bond	27.01.04	28.01.04	23.03.05	28.10	24.35	23.94	1,734,829.5	3,460,564.2	2,701,558.7

February							7,848,214.7	8,275,023.5	6,907,296.9
3 Month T. Bill	10.02.04	11.02.04	12.05.04	5.83	23.30	25.42	2,732,879.5	1,651,934.7	1,561,000.0
7 Month T. Bill	17.02.04	18.02.04	08.09.04	13.03	23.37	24.57	1,306,406.3	1,724,836.0	1,525,967.6
14 Month G. Bond	17.02.04	18.02.04	27.04.05	28.22	23.66	23.18	3,808,929.0	4,898,252.9	3,820,329.3

March							8,814,550.4	12,109,532.6	9,691,466.4
18 Month G. Bond	01.03.04	03.03.04	24.08.05	38.17	25.78	24.40	2,103,906.2	4,364,184.6	3,158,531.1
7 Month T. Bill	02.03.04	03.03.04	13.10.04	14.57	23.69	24.74	1,629,546.9	2,870,986.5	2,505,769.8
14 Month G. Bond	02.03.04	03.03.04	27.04.05	28.71	24.88	24.45	1,977,204.4	3,468,897.2	2,695,165.5
3 Month T. Bill	15.03.04	17.03.04	16.06.04	5.52	22.06	23.95	1,332,000.0	1,405,464.2	1,332,000.0

April							13,514,756.5	13,244,677.3	10,837,029.1
8 Month T. Bill	06.04.04	07.04.04	24.11.04	14.22	22.41	23.31	1,493,031.4	2,373,037.6	2,077,544.5
17 Month G. Bond	06.04.04	07.04.04	24.08.05	31.49	22.75	21.86	2,017,342.1	3,580,479.0	2,722,923.1
3 Month T. Bill	20.04.04	21.04.04	21.07.04	5.39	21.57	23.38	2,187,000.0	2,304,934.6	2,187,000.0
7 Month T. Bill	27.04.04	28.04.04	24.11.04	13.31	23.08	24.19	831,093.5	1,235,084.5	1,089,962.8
17 Month G. Bond	27.04.04	28.04.04	05.10.05	35.93	24.91	23.72	2,033,346.5	3,751,141.6	2,759,598.7

May							14,073,900.9	11,902,717.8	9,846,287.3
7 Month T. Bill	04.05.04	05.05.04	24.11.04	13.99	25.08	26.45	674,596.2	944,774.4	828,858.7
3 Month T. Bill	10.05.04	12.05.04	11.08.04	6.12	24.49	26.84	1,675,000.0	1,777,569.9	1,675,000.0
7 Month T. Bill	11.05.04	12.05.04	24.11.04	14.91	27.69	29.44	324,370.8	502,781.8	437,551.7
17 Month G. Bond	11.05.04	12.05.04	05.10.05	46.00	32.77	30.94	997,821.5	1,841,739.7	1,261,468.9
6 Month T. Bill	25.05.04	26.05.04	10.11.04	12.37	26.81	28.76	2,013,632.7	3,137,458.1	2,791,990.4
12 Month G. Bond	25.05.04	26.05.04	25.05.05	29.70	29.70	29.70	1,910,536.2	3,698,393.9	2,851,417.6

June							8,201,307.4	6,513,759.9	5,492,805.1
5 Month T. Bill	08.06.04	09.06.04	10.11.04	10.76	25.44	25.44	1,271,449.9	2,047,566.9	1,848,608.0
12 Month T. Bill	08.06.04	09.06.04	25.05.05	26.84	27.92	27.92	1,386,842.5	2,457,906.8	1,937,765.4
3 Month T. Bill	14.06.04	16.06.04	15.09.04	5.72	22.90	22.90	912,000.0	964,204.9	912,000.0
13 Month G. Bond	15.06.04	16.06.04	06.07.05	31.42	29.71	29.71	515,014.4	1,044,081.3	794,431.8

July							11,352,445.1	11,504,730.0	9,346,466.8
7 Month T. Bill	06.07.04	07.07.04	09.02.05	15.11	25.35	26.62	1,524,921.6	2,916,778.4	2,533,918.0
17 Month G. Bond	06.07.04	07.07.04	07.12.05	39.02	27.42	26.05	2,041,853.4	4,210,155.5	3,028,366.4
3 Month T. Bill	20.07.04	21.07.04	20.10.04	5.76	23.04	25.11	1,970,000.0	2,083,483.7	1,970,000.0
12 Month T. Bill	20.07.04	21.07.04	06.07.05	26.47	27.52	27.66	1,099,977.9	2,294,312.3	1,814,182.3

August							15,825,799.6	16,919,941.9	13,661,321.5
3 Month T. Bill	09.08.04	11.08.04	10.11.04	5.64	22.55	24.52	2,579,000.0	2,724,361.0	2,579,000.0
11 Month T. Bill	10.08.04	11.08.04	06.07.05	23.44	25.93	26.23	620,307.9	2,149,783.0	1,741,601.9
18 Month G. Bond	10.08.04	11.08.04	22.02.06	41.05	26.68	25.05	922,865.5	3,798,963.8	2,693,222.5
6 Month G. Bond	17.08.04	18.08.04	23.02.05	11.95	23.01	24.28	1,543,572.5	4,246,629.7	3,793,380.8
18 Month G. Bond	17.08.04	18.08.04	22.02.06	40.16	26.43	24.88	1,559,268.8	4,000,204.4	2,854,116.2

September							9,634,526.6	9,441,863.2	7,415,976.6
15 Month G. Bond	07.09.04	08.09.04	07.12.05	33.77	27.01	26.21	2,769,858.8	2,640,015.0	1,973,600.7
3 Month T. Bill	14.09.04	15.09.04	15.12.04	4.80	19.18	20.61	2,551,253.3	1,494,388.5	1,426,000.0
7 Month T. Bill	20.09.04	22.09.04	06.04.05	13.69	25.42	26.90	1,277,137.8	1,827,086.4	1,607,119.1
19 Month G. Bond	21.09.04	22.09.04	12.04.06	44.46	28.54	26.63	3,036,276.7	3,480,373.2	2,409,256.8

October							9,646,075.7	11,896,455.5	9,849,833.4
10 Month T. Bill	12.10.04	13.10.04	27.07.05	18.42	23.37	23.92	2,911,458.5	2,513,380.4	2,122,345.1
3 Month T. Bill	19.10.04	20.10.04	19.01.05	4.90	19.59	21.07	2,731,992.8	2,072,761.6	1,976,000.0
10 Month T. Bill	26.10.04	27.10.04	10.08.05	18.03	22.87	23.40	1,922,805.5	3,089,115.2	2,617,250.7
18 Month G. Bond	26.10.04	27.10.04	12.04.06	34.68	23.73	22.59	2,079,818.9	4,221,198.3	3,134,237.6

November							13,376,794.7	16,516,308.5	13,309,387.6
3 Month T. Bill	08.11.04	10.11.04	09.02.05	4.90	19.58	21.07	3,734,520.2	2,334,979.4	2,226,000.0
11 Month T. Bill	09.11.04	10.11.04	28.09.05	20.63	23.33	23.62	2,019,721.4	2,434,521.5	2,018,115.6
19 Month G. Bond	09.11.04	10.11.04	24.05.06	37.87	24.62	23.21	2,512,630.0	4,869,010.9	3,531,557.1
7 Month T. Bill	23.11.04	24.11.04	29.06.05	13.14	22.05	23.01	2,213,981.2	3,313,295.2	2,928,418.7
18 Month G. Bond	23.11.04	24.11.04	24.05.06	36.82	24.54	23.24	2,895,941.9	3,564,501.5	2,605,296.0

December							7,175,634.9	11,640,662.8	9,014,870.0
3 Month T. Bill	13.12.04	15.12.04	16.03.05	4.97	19.87	21.40	2,607,854.3	1,434,908.8	1,367,000.0
7 Month T. Bill	14.12.04	15.12.04	27.07.05	13.98	22.72	23.69	1,157,839.1	1,848,071.2	1,621,387.9
19 Month G. Bond	14.12.04	15.12.04	05.07.06	38.68	24.83	23.36	3,409,941.5	8,357,682.7	6,026,482.1

2004 TOTAL							127,731,712.9	141,487,750.6	114,985,640.9

Source: UT.

     AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2005

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in thousands of New Turkish Lira)
January							10,186,978.03	12,456,112.04	10,316,598.92
3 Month T. Bill	18.01.2005	19.01.2005	20.04.2005	4.31	17.25	18.40	3,775,878.50	2,250,007.78	2,157,000.00
10 Month T. Bill	25.01.2005	26.01.2005	09.11.2005	15.19	19.26	19.64	1,805,668.59	3,847,532.66	3,340,199.53
19 Month G. Bond	25.01.2005	26.01.2005	09.08.2006	31.94	20.76	19.74	4,605,430.93	6,358,571.61	4,819,399.39
February							8,695,725.96	8,627,744.12	7,303,114.29
3 Month T. Bill	08.02.2005	09.02.2005	11.05.2005	4.08	16.31	17.33	3,149,965.24	1,931,663.75	1,856,000.00
20 Month G. Bond	08.02.2005	09.02.2005	27.09.2006	30.38	18.58	17.62	3,494,219.97	4,681,965.95	3,591,114.29
6 Month T. Bill	21.02.2005	23.02.2005	24.08.2005	8.52	17.04	17.76	2,051,540.74	2,014,114.41	1,856,000.00
March							4,785,312.74	4,632,206.64	3,958,259.15
3 Month T. Bill	15.03.2005	16.03.2005	15.06.2005	3.83	15.34	16.24	2,085,088.16	1,128,685.21	1,087,000.0
8 Month T. Bill	22.03.2005	23.03.2005	09.11.2005	10.75	16.94	17.45	858,956.10	1,016,932.62	918,238.1
18 Month G. Bond	22.03.2005	23.03.2005	27.09.2006	27.32	17.98	17.23	1,841,268.48	2,486,588.80	1,953,021.1
April							13,087,731.63	13,362,439.81	11,395,941.31
9 Month T. Bill	05.04.2005	06.04.2005	04.01.2006	13.20	17.60	17.98	1,930,586.69	2,019,695.80	1,784,198.8
3 Month T. Bill	19.04.2005	20.04.2005	20.07.2005	3.72	14.87	15.72	3,214,427.01	2,265,200.11	2,184,000.0
19 Month G. Bond	19.04.2005	20.04.2005	08.11.2006	29.38	18.86	17.98	2,260,195.05	2,139,067.98	1,653,282.2
7 Month T. Bill	25.04.2005	27.04.2005	23.11.2005	9.28	16.08	16.62	2,217,477.38	2,736,436.97	2,504,133.7
19 Month G. Bond	26.04.2005	27.04.2005	08.11.2006	28.49	18.52	17.70	3,465,045.50	4,202,038.96	3,270,326.6
May							6,643,901.14	10,940,390.19	8,822,558.45
9 Month T. Bill	09.05.2005	11.05.2005	08.02.2006	12.46	16.61	16.94	1,372,665.09	1,724,750.22	1,533,719.2
19 Month G. Bond	10.05.2005	11.05.2005	08.11.2006	26.98	17.99	17.26	1,766,667.36	2,054,493.52	1,617,936.1
6 Month T. Bill	24.05.2005	25.05.2005	23.11.2005	7.89	15.78	16.41	846,245.47	1,326,071.83	1,229,081.1
20 Month G. Bond	24.05.2005	25.05.2005	24.01.2007	31.37	18.75	17.71	2,658,323.21	5,835,074.62	4,441,822.0
June							3,624,644.35	3,074,516.99	2,839,168.79
3 Month T. Bill	14.06.2005	15.06.2005	14.09.2005	3.53	14.13	14.89	2,211,684.36	1,335,557.24	1,290,000.0
9 Month T. Bill	28.06.2005	29.06.2005	05.04.2006	12.25	15.93	16.21	1,412,959.99	1,738,959.75	1,549,168.8
July							11,039,578.36	14,725,045.55	12,432,581.42
9 Month T. Bill	05.07.2005	06.07.2005	05.04.2006	11.91	15.88	16.18	1,230,060.91	1,875,959.91	1,676,356.1
19 Month G. Bond	05.07.2005	06.07.2005	24.01.2007	25.95	16.66	15.97	2,604,122.87	3,956,813.30	3,141,479.3
3 Month T. Bill	19.07.2005	20.07.2005	19.10.2005	3.59	14.37	15.16	3,064,358.28	2,386,744.02	2,304,000.0
9 Month T. Bill	26.07.2005	27.07.2005	03.05.2006	12.41	16.14	16.43	1,415,054.10	2,038,625.85	1,813,521.6
19 Month G. Bond	26.07.2005	27.07.2005	07.03.2007	27.73	17.17	16.36	2,725,982.21	4,466,902.48	3,497,224.4
August							8,113,422.04	6,531,795.52	5,484,470.66
19 Month G. Bond	09.08.2005	10.08.2005	07.03.2007	26.53	16.83	16.10	1,980,547.84	1,796,957.98	1,420,132.7
6 Month T. Bill	22.08.2005	24.08.2005	22.02.2006	7.63	15.27	15.85	3,157,863.90	2,277,511.05	2,116,000.0
19 Month G. Bond	23.08.2005	24.08.2005	07.03.2007	26.12	16.98	16.28	2,975,010.31	2,457,326.49	1,948,338.0
September							4,313,451.06	5,919,512.93	4,942,638.61
3 Month T. Bill	13.09.2005	14.09.2005	14.12.2005	3.38	13.50	14.20	1,450,751.67	1,312,872.68	1,270,000.0
19 Month G. Bond	27.09.2005	28.09.2005	09.05.2007	25.43	15.74	15.06	2,862,699.39	4,606,640.25	3,672,638.6
October							4,614,791.15	6,942,306.96	5,897,623.73
19 Month G. Bond	04.10.2005	05.10.2005	09.05.2007	24.25	15.19	14.57	2,565,486.85	5,025,153.03	4,044,344.4
3 Month T. Bill	17.10.2005	19.10.2005	18.01.2006	3.45	13.78	14.52	2,049,304.30	1,917,153.92	1,853,279.3
November							9,432,522.25	13,808,105.27	11,571,301.72
11 Month T. Bill	08.11.2005	09.11.2005	04.10.2006	12.83	14.19	14.28	2,089,897.95	2,770,211.03	2,455,290.7
20 Month G. Bond	15.11.2005	16.11.2005	27.06.2007	23.87	14.78	14.17	4,147,528.92	5,519,976.27	4,456,165.3
11 Month T. Bill	22.11.2005	23.11.2005	04.10.2006	12.16	14.05	14.17	1,205,923.74	2,172,503.30	1,937,049.7
20 Month G. Bond	22.11.2005	23.11.2005	27.06.2007	22.87	14.33	13.77	1,989,171.63	3,345,414.67	2,722,796.0
December							6,398,755.80	7,340,063.05	6,392,975.41
12 Month G. Bond	05.12.2005	07.12.2005	06.12.2006	14.21	14.21	14.21	1,724,928.42	3,068,042.06	2,686,254.1
19 Month G. Bond	06.12.2005	07.12.2005	27.06.2007	22.40	14.38	13.85	2,141,261.35	2,820,955.48	2,304,721.3
3 Month T. Bill	13.12.2005	14.12.2005	15.03.2006	3.50	14.00	14.75	2,532,566.03	1,451,065.52	1,402,000.0
2005 TOTAL							90,936,814.51	108,360,239.07	91,357,232.46

Source: UT.

     The following tables present the various sales and auctions of securities conducted by Turkey in 2004-2005:
Table No. 46
2004 Sales — Direct Sales and Tap Sales and Public Offers

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
January
Direct Sale	3-month-coupon - Indexed To Future Auctions	21.01.2004	15.10.2008	5 years	274,039
Direct Sale	3-month-coupon - Indexed To Future Auctions	28.01.2004	18.01.2006	2 years	513,640
February
Direct Sale	3-month-coupon - Indexed To Future Auctions	18.02.2004	12.11.2008	5 years	214,046
March
Direct Sale	3-month-coupon - Indexed To Future Auctions	17.03.2004	10.12.2008	5 years	256,971
April
Direct Sale	3 month-coupon - Indexed To Future Auctions	14.04.2004	07.10.2009	6 years	182,517
May
Direct Sale	3 month-coupon - Indexed To Future Auctions	12.05.2004	04.11.2009	6 Years	172,053
Direct Sale	Switching - USD	21.05.2004	22.06.2005	13 Months	120.7
June
Direct Sale	3-month-coupon - Indexed To Future Auctions	02.06.2004	25.11.2009	6 Years	130,184
Direct Sale — EURO	Semi-annual coupon - (term interest rate%)3.35	09.06.2004	04.06.2008	4 Years	150
Direct Sale — EURO	Semi-annual coupon - (term interest rate%)3.95	09.06.2004	02.06.2010	6 Years	150
October
Direct Sale — USD	Quarterly coupon - (term interest rate%)1	27.10.2004	24.10.2007	3 Years	1,000
Direct Sale — EURO	Semi-annual - (term interest rate%) 2.75	27.10.2004	22.10.2008	4 Years	250

(1)	Thousand YTL, million USD and Euro

Source: UT.
     2005 Sales — Direct Sales and Tap Sales and Public Offers

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
February
Direct Sale — EURO	2.5% semi-annually couponed	16.02.2005	10.02.2010	5 Years	300
Direct Sale — EURO	2.5% semi-annually couponed	16.02.2005	10.02.2010	5 Years	122
August
Direct Sale — USD	1% quarterly couponed	03.08.2005	30.07.2008	3 Years	500
December
Direct Sale — USD	1% quarterly couponed	07.12.2005	03.12.2008	3 Years	500

(1)	Million USD and Euro

Source: UT
     Table No. 47
Auctions for FX Denominated Discounted Securities in 2004

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in millions of USD)
January
18 Month G. Bond	13.01.04	14.01.04	13.07.05	6.25	4.16	4.12	693.9	966.1	909.3
September
12 Month G. Bond	07.09.04	08.09.04	07.09.05	4.55	4.55	4.55	897.4	1,943.1	1,858.4
October
19 Month G. Bond	12.10.04	13.10.04	26.04.06	7.41	4.82	4.76	484.2	1,176.6	1,095.4
TOTAL							2,521.3	4,085.8	3,863.1

Auctions for FX Denominated Discounted Securities in 2005

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
								(in millions of USD)
September
19 Month G. Bond	06.09.2005	07.09.2005	04.04.2007	7.63	4.84	4.77	1,941.1	2,413.9	2,242.8

Source: UT
Table No. 48
Auctions for FX Denominated Floating Rate Notes in 2004

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
							(in millions of USD)
March
3 Years G. Bond (Semiannually LIBOR+1.85 Couponed)	23.03.04	24.03.04	21.03.07	2.27%	4.53%	4.59%	948.4	773	755
August
3 Years G. Bond (Semiannually LIBOR+1.85 Couponed)	16.08.04	18.08.04	21.03.07	2.03%	4.06%	4.10%	1,350.4	1,547	1,557
November
3 Years G. Bond (Semiannually LIBOR+1.60 Couponed)	30.11.04	01.12.04	28.11.07	2.55%	5.10%	5.16%	2,095.6	2,336	2,284
TOTAL 2004							4,394.4	4,657	4,596
Auctions for FX Denominated Floating Rate Notes in 2005

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
							(in millions of USD and EURO)
February
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) - USD	15.02.05	16.02.05	13.02.08	2.50%	5.00%	5.06%	670.9	1,134.6	1,124.6
May
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) - USD	31.05.05	01.06.05	28.05.08	2.70%	5.39%	5.47%	1,388.2	1,988.8	1,977.3
June
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) - USD	21.06.05	22.06.05	28.05.08	2.72%	5.43%	5.51%	1,243.1	2,584.3	2,574.3
July
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) - USD	12.07.05	13.07.05	09.08.08	2.81%	5.62%	5.70%	427.5	807.2	803.2
September
5 Years G. Bond (Semiannually LIBOR+1.6 Couponed) - USD	20.09.05	21.09.05	15.09.10	2.97%	5.94%	6.03%	1,345.0	1,919.6	1,902.9
5 Years G. Bond (Semiannually LIBOR+1.8 Couponed) EURO	20.09.05	21.09.05	15.09.10	2.03%	4.05%	4.09%	1,041.0	690.4	689.4
October
5 Years G. Bond (Semiannually LIBOR+1.6 Couponed) – USD	18.10.05	19.10.05	13.10.10	3.02%	6.04%	6.12%	600.4	649.6	649.2
5 Years G. Bond (Semiannually LIBOR+1.8 Couponed) EURO	18.10.05	19.10.05	13.10.10	2.06%	4.11%	4.15%	403.1	701.8	701.4

(1)	Based on the assumption that the term interest rate remains the same during the year.

Source: UT

Table No. 49
Fixed Coupon YTL Denominated Treasury Auctions in 2004

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in billions of Turkish Lira)
January
2 Year Semi-Annual Couponed G. Bond	13.01.04	14.01.04	16.11.05	10.53	21.06	22.17	2,577,820.4	1,627,533.9	1,781,986.8
October
2 Year Semi-Annual Couponed G. Bond	19.10.04	20.10.04	17.10.07	10.05	20.09	21.10	2,818,140.5	2,193,284.1	2,188,963.4
TOTAL							5,395,960.9	3,820,818.0	3,970,950.2

Source: UT
Fixed Coupon YTL Denominated Treasury Auctions in 2005

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in billions of Turkish Lira)
3 Year Semi-Annual Couponed G. Bond	18.01.2005	19.01.2005	17.10.2007	8.12%	23.88%	8.32%	383,415.9	1,250,345.2	1,405,713.1
5 Year Semi-Annual Couponed G. Bond	15.02.2005	16.02.2005	10.02.2010	5.38%	8.50%	7.45%	774,914.9	2,728,450.8	2,764,479.3
5 Year Semi-Annual Couponed G. Bond	08.11.2005	09.11.2005	10.02.2010	5.76%	6.47%	5.89%	584,115.1	1,381,191.0	1,566,770.1
5 Year Semi-Annual Couponed G. Bond	06.12.2005	07.12.2005	10.02.2010	5.83%	6.09%	5.90%	1,778,431.5	3,230,620.3	3,713,499.1
Total							3,520,877	8,590,607	9,450,462

Source: UT
Table No. 50
Floating Rate Note Auctions of 2004

	Auction	Value	Maturity	Accepted Interest Rate (%)			Nominal Bid	Total (including switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
							(thousand YTL)
3 Month T-Bill Yield + 6% (annual)	20.01.04	21.01.04	18.01.06	7.42	29.66	33.13	2,812,110	3,389,328	3,467,791
3 Month T-Bill Yield + 6% (annual)	16.02.04	18.02.04	18.01.06	7.34	29.37	32.77	1,968,858	2,255,267	2,368,327
3 Month T-Bill Yield + 6% (annual)	16.03.04	17.03.04	15.03.06	6.68	26.73	29.53	2,548,676	2,342,844	2,390,569
3 Month T-Bill Yield + 6% (annual)	26.04.04	28.04.04	15.03.06	6.69	26.77	29.58	2,216,789	1,830,528	1,923,414
3 Month T-Bill Yield + 6% (annual)	04.05.04	05.05.04	15.03.06	7.20	28.80	32.06	838,816	580,239	595,988
3 Month T-Bill Yield + 6% (annual)	15.06.04	16.06.04	14.06.06	7.88	31.54	35.47	951,390	1,139,290	1,095,575
3 Month T-Bill Yield + 6% (annual)	05.07.04	07.07.04	14.06.06	7.95	31.82	35.82	2,020,467	2,516,580	2,453,283
3 Month T-Bill Yield + 6% (annual)	21.09.04	22.09.04	13.09.06	6.68	26.70	29.50	2,257,790	3,119,049	3,063,309
TOTAL							15,614,895	17,173,124	17,358,257

Floating Rate Note Auctions of 2005

	Auction	Value	Maturity	Accepted Interest Rate (%)			Nominal Bid	Total (including switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
							(thousand YTL)
3 Month T-Bill Yield + 6% (annual)	11.01.05	12.01.05	13.09.06	6.14%	24.55%	26.90%	3,593,548.4	3,446,332.0	3,575,048.2
6 Month T-Bill Yield + 3% (annual)	22.02.05	23.02.05	17.02.10	10.01%	20.02%	21.02%	3,460,088.1	2,492,456.9	2,493,700.0
6 Month T-Bill Yield + 3% (annual)	21.03.05	23.03.05	17.02.10	9.80%	19.60%	20.56%	1,808,918.0	2,953,539.4	3,037,211.3
6 Month T-Bill Yield + 3% (annual)	26.04.05	27.04.05	17.02.10	9.93%	19.86%	20.84%	2,144,911.4	3,201,074.2	3,326,459.6
6 Month T-Bill Yield + 3% (annual)	10.05.05	11.05.05	17.02.10	10.01%	20.02%	21.01%	872,604.8	1,794,369.6	1,869,357.3
6 Month T-Bill Yield + 3% (annual)	28.06.05	29.06.05	17.02.10	9.97%	19.93%	20.92%	1,547,458.3	2,178,677.2	2,334,585.8
3 Month T-Bill Yield + 6% (annual)	09.08.05	10.08.05	13.09.06	4.25%	17.00%	18.11%	2,475,346.3	2,073,024.5	2,200,185.0
6 Month T-Bill Yield + 3% (annual)	23.08.05	24.08.05	18.08.10	9.05%	18.10%	18.91%	3,865,465.5	5,442,430.5	5,471,006.9
6 Month T-Bill Yield + 3% (annual)	13.09.05	14.09.05	18.08.10	8.74%	17.48%	18.24%	2,007,292.9	3,013,642.0	3,119,961.3
6 Month T-Bill Yield + 3% (annual)	18.10.05	19.10.05	18.08.10	8.45%	16.91%	17.62%	5,170,035.5	3,440,768.1	3,684,410.8
6 Month T-Bill Yield + 3% (annual)	13.12.05	14.12.05	18.08.10	7.93%	15.86%	16.49%	4,851,098.8	2,058,365.1	2,331,467.6

(1)	Based on the assumption that the term interest rate remains the same during the year.

Source: UT
     Table No. 51
Switching Auctions of 2004

Securities Issued
Auction	Value			Interest
Date	Date		Maturity Date	Term		Simple	Comp.
22.01.2004	23.01.2004	2 Years G.Bond	16.11.2005	10.53		21.06	22.17
25.03.2004	26.03.2004	2 Years G.Bond (FRN)	15.03.2006	4.88	*	—	—
20.05.2004	21.05.2004	13 Month G. Bond(Discounted - USD)	22.06.2005	6.51		5.97	5.95

Securities Bought Back
	Net Bid	Amount Bought Back
(in billions of TRL)	Amount	Nominal	Net
3 - Year — FX Indexed Securities	493,591	261,824	310,249
3 - Year — FX Indexed Securities	888,462	631,348	736,120
3 - Year — FX Indexed Securities	1,588,927	1,102,253	1,456,649
TOTAL	2,970,980	1,995,424	2,503,017

Source: UT
     The following table presents Turkey’s internal public debt for the years listed:
Table No. 52
Internal Public Debt

	2001	2002	2003	2004	2005 (1)
		(In millions of YTL)
Total Domestic Debt	122,157.3	149,869.7	194,386.7	224,482.9	244,782
Securitized Debt	122,157.3	149,869.7	194,386.7	224,482.9	244,782
Cash	57,879.9	89,271.0	130,484.0	165,579.2	194,153
Bonds	40,226.7	52,251.1	105,841.9	135,306.9	176,335
Bills	17,653.2	37,019.9	24,642.1	30,272.2	17,818
Non-Cash	64,277.4	60,598.7	63,902.7	58,903.8	50,629
Bonds	61,901.2	60,598.7	63,131.7	58,903.8	50,629
Bills	2,376.2	0.0	771.0	—	—

(1)	Provisional.

Source: UT.

EXTERNAL DEBT AND DEBT MANAGEMENT
     Turkey’s external debt totaled $118.5 billion as of December 31, 2000, and decreased to $113.6 billion as of December 31, 2001. Turkey’s total external debt has been increasing in recent years, reaching $130.2 billion, $145.0 billion, $162.3 billion and 170.6 billion at year-end 2002, 2003, 2004 and 2005, respectively. While the public sector debt accounted for the largest portion of Turkey’s total external debt during the period from 2000 to 2003, the private sector external debt had the largest share of the total debt for each of the last two years.
     At the end of 2005, Treasury-guaranteed external debt stock totaled $4.3 billion, representing a decrease of approximately $977 million from the level at the end of 2004. The public sector held 39.9% of the Turkey’s total external debt at the end of 2005, while 9% and 51% were held by the Central Bank and the private sector, respectively. The central government external debt was approximately $64.7 million as of December 31, 2005 (94.9% of public sector external debt) compared to $68.6 million as of December 31, 2004.
     The following table sets forth information as to the external public and private debt of Turkey at the end of the periods indicated:
Table No. 53
Total Gross Outstanding External Debt of Turkey (1)

	2001	2002	2003	2004	2005
	(in millions of U.S. dollars)
Outstanding External Debt by Maturity & Borrower
GROSS EXTERNAL DEBT	113,560	130,164	145,000	162,261	170,594
SHORT TERM (2)	16,403	16,424	23,013	32,569	38,218
PUBLIC SECTOR	0	0	0	0	0
GENERAL GOVERNMENT	0	0	0	0	0
CENTRAL BANK	752	1,655	2,860	3,287	2,763
CBT Loans	20	15	11	1	1
Dresdner Bank Scheme	732	1,640	2,849	3,286	2,762
PRIVATE SECTOR	15,651	14,769	20,153	29,282	35,455
Banks	7,997	6,344	9,692	14,529	17,740
Other Sector	7,654	8,425	10,461	14,753	17,715
MEDIUM-LONG TERM	97,157	113,740	121,987	129,692	132,376
PUBLIC SECTOR	46,078	63,589	69,478	73,804	68,125
GENERAL GOVERNMENT	40,961	58,855	65,165	70,100	65,879
Central Government	38,729	56,773	63,346	68,583	64,654
(Treasury)	38,692	56,746	63,327	68,578	64,653
Local Administrations	1,709	1,461	1,285	1,098	908
Extra Budgetary Funds	522	621	534	418	318
FINANCIAL INSTITUTIONS (3)	1,495	984	765	656	190
NON-FINANCIAL INSTITUTIONS	3,622	3,750	3,548	3,048	2,056
SOE’s	3,403	3,531	3,287	2,814	1,880
Other (4)	219	219	262	234	176
CENTRAL GOVERNMENT	23,591	20,340	21,504	18,114	12,654
CBT Loans	13,643	8,068	7,272	2,995	0
Dresdner Bank Scheme	9,948	12,272	14,232	15,119	12,654
PRIVATE SECTOR (5)	27,488	29,812	31,004	37,774	51,597
FINANCIAL INSTITUTIONS	4,789	4,634	5,058	8,284	15,184
Banks	3,211	3,026	3,140	5,750	12,101
Non-Bank Financial Enterprises	1,578	1,608	1,918	2,534	3,083

	2001	2002	2003	2004	2005
		(in millions of U.S. dollars)
NON-FINANCIAL	22,699	25,178	25,946	29,490	36,413
Outstanding External Debt by Maturity & Lender
GROSS EXTERNAL DEBT	113,560	130,164	145,000	162,261	170,594
SHORT TERM (2)	16,403	16,424	23,013	32,569	38,218
COMMERCIAL BANK CREDITS	7,775	5,187	8,260	11,882	14,780
PRIVATE LENDER CREDITS	8,628	11,237	14,753	20,687	23,438
MEDIUM-LONG TERM	97,157	113,740	121,987	129,692	132,376
OFFICIAL CREDITORS	30,530	40,005	42,581	40,977	31,943
GOVERNMENTAL ORGANIZATIONS	8,524	9,249	9,412	8,728	7,075
MULTILATERAL ORGANIZATIONS	22,005	30,756	33,169	32,249	24,868
PRIVATE CREDITORS	66,627	73,735	79,405	88,715	100,433
LOAN	45,596	50,140	52,293	58,636	68,862
COMMERCIAL BANKS	27,515	28,509	28,770	33,088	42,752
NONBANK FINANCIAL INSTITUTIONS	3,371	3,405	3,086	2,944	2,890
NON-MONETARY INSTITUTIONS	3,941	4,771	4,499	4,543	6,127
OFF-SHORE BANKS	731	1,083	1,610	2,904	4,412
PRIVATE INVESTMENT & DEVELOPMENT BANKS	81	92	88	29	19
DRESDNER	9,948	12,272	14,232	15,119	12,654
NGTA	8	8	9	9	8
BOND ISSUE	21,031	23,595	27,112	30,079	31,571

(1)	Provisional.

(2)	Source: CBT.

(3)	Public Deposit Banks and Public Development & Investment Banks.

(4)	Public Corporations, Regulatory Institutions and Organizations.

(5)	Since October 01, 2001, CBT is responsible for monitoring private sector debt.
Source: UT, CBT.
Table No. 54
Currency Composition of Outstanding External Debt (1)

	2001	2002	2003	2004	2005
	In Percent, (%)
USD	50.43	46.86	45.66	48.81	54.74
DEM	0.73	0.00	0.00	0.00	0.00
EUR/ECU	30.08	30.62	33.23	33.80	31.90
SDR	12.42	16.92	16.56	13.22	8.59
CHF	0.60	0.55	0.60	0.65	0.52
GBP	0.62	0.59	0.47	0.44	0.36
JPY	4.56	4.08	3.11	2.12	1.63
FRF	0.02	0.00	0.00	0.00	0.00
NLG	0.02	0.00	0.00	0.00	0.00
OTHER (USD)	0.52	0.39	0.36	0.96	2.25
TOTAL	100.0	100.0	100.0	100.0	100.0

(1)	Provisional.

Source: UT
     The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table No. 55
Debt Ratios

	2001	2002	2003	2004	2005
Disbursed Outstanding Debt / GNP	(percentage of total)
Total	77.9	72.0	60.6	54.2	47.3
Short Term	11.3	9.1	9.6	10.9	10.6
Medium-Long Term	66.7	62.9	51.0	43.3	36.7
Public Sector	31.6	35.2	29.0	24.6	18.9
Central Bank	16.7	12.2	10.2	7.1	4.3
Private Sector (1)	29.6	24.6	21.4	22.4	24.1
Other Financial Ratios
Total External Debt / Exports (FOB)	362.4	361.0	306.9	256.9	232.2
External Debt Service / GNP	16.9	15.9	11.6	10.2	10.1
External Debt Service / Exports (FOB)	78.6	80.0	58.8	48.3	49.5
Interest / GNP	4.9	3.5	2.9	2.4	2.2
Interest / Exports (FOB)	22.8	17.8	14.8	11.3	10.8
International Reserves (Net) / T. External Debt	17.4	21.6	24.2	23.2	30.7
International Reserves (Net) / Short Term Debt	120.7	170.9	152.8	115.6	137.2
International Reserves (Gross) / T. External Debt	16.5	20.6	23.2	22.2	29.6
International Reserves (Gross) / Short Term Debt	114.5	163.2	146.1	110.6	132.2
TCMB Reserves (Gross) / Imports (CIF)	45.4	52.0	48.5	36.9	43.3
TCMB Reserves (Net) / Imports (CIF)	47.8	54.4	50.7	38.6	45.0
Current Account Balance / TCMB Reserves (Gross)	18.1	-5.7	-23.9	-43.3	-45.6
Current Account Balance / TCMB Reserves (Net)	17.1	-5.4	-22.9	-41.5	-43.9
Current Account Balance / GNP	2.3	-0.8	-3.4	-5.2	-6.4

(1)	Since Oct 01,2001, CBT is responsible for monitoring private sector long term debt.

(2)	Excluding Shuttle Trade and Other Goods.

(3)	12-months’ total.

Source: UT, CBT, TURKSTAT.
Table No. 56
External Debt Service (1)

	2001	2002	2003	2004	2005
	(in millions of U.S. dollars)
Total External Debt Service	24,623	28,851	27,804	30,482	36,388
Principal (2)	17,489	22,450	20,824	23,340	28,435
Interest	7,134	6,401	6,980	7,142	7,953

(1)	Provisional.

(2)	Repayments through bond issues are included.

Source: CBT.
     The aggregate amount of scheduled repayment of principal and interest on the medium and long-term external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:

Table No. 57
Medium and Long-Term External Debt Service (1)

		Principal	Interest	Total
		(in millions of U.S. Dollars)

2006
	Public Sector	13,628	4,780	18,409
	Private Sector	15,898	2,272	18,170
	Total	29,526	7,052	36,579
2007
	Public Sector	11,794	3,973	15,767
	Private Sector	13,235	2,496	15,731
	Total	25,029	6,469	31,498
2008
	Public Sector	8,325	3,159	11,484
	Private Sector	7,580	1,976	9,556
	Total	15,905	5,135	21,040
2009
	Public Sector	5,347	2,593	7,940
	Private Sector	7,869	1,778	9,647
	Total	13,216	4,371	17,587
2010
	Public Sector	4,568	2,238	6,806
	Private Sector	5,913	1,473	7,386
	Total	10,481	3,711	14,192
2011+
	Public Sector	28,065	16,418	44,483
	Private Sector	14,935	3,385	18,320
	Total	43,000	19,803	62,803
Total
	Public Sector	71,726	33,161	104,887
	Private Sector	65,430	13,380	78,810
	Grand Total	137,156	46,541	183,697

(1)	Provisional.

(2)	Excluding NGTA and Dresdner Accounts’ Repayments.

(3)	Interest payments include the fee/charge payments.
Source: UT, CBT (Cross rates based on: 03/31/2006).
Table No. 58
External Debt of Turkey (Central Government)
(issued between January 1, 2000 and December 31, 2005)

	Agreement Date	Currency	Maturity (years)	Outstanding Amount (USD)

Bond				25,758,460,000

Monetary Institutions	Various (10.01.2000 - 05.07.2005)	Various (EUR, USD)	Various (3.00-30.01)	23,436,403,604
Non-Monetary Institutions	(10.01.2000 - 05.07.2005)	Various (EUR, USD)	(3.10)	2,322,056,396

Loan				24,049,194,407

Governmental Organizations	Various (17.01.2000 - 18.02.2005)	Various (1)	Various (0.80-52.95)	446,935,792
Monetary Institutions	Various (10.03.2000 - 20.09.2005)	Various (2)	Various (0.50-35.50)	3,603,004,679
Non-Monetary Institutions	Various (14.01.2000 - 14.05.2003)	Various (USD, JPY, EUR)	Various (5.00-9.00)	59,997,669
Multilateral Organizations	Various (03.02.2000 - 11.05.2005)	Various (3)	Various (1.10-29.98)	19,939,256,267

Total				49,807,654,407

(1)	DEM, EUR, USD, JPY, KWD, SAR.

(2)	DEM, EUR, USD, JPY, GBP, CHF, AED.

(3)	EUR, USD, SDR, ISD.
Source: UT
Table No. 59
External Debt of Turkey (Public Guaranteed)

Agreement		Debt Disbursed and	Maturity		Interest Rate /
Date	Currency	Outstanding ($)	( Year )	Interest Type	Margin
09.02.2001	USD	6,268,775.53	10.1	LIUSD3MD	2.25
09.02.2001	USD	45,852,768.89	12.5	LIUSD3MD	0
30.04.2001	EUR	5,004,143.75	11.4	Fix	5.58
20.06.2001	USD	2,818,668.33	5.9	LIUSD6MD	2
20.06.2001	USD	7,735,000.00	6.9	Fix	5.51
10.07.2001	EUR	136,030,481.52	11.9	Fix	4
14.12.2001	EUR	73,873,057.72	20.5	EIB3MD	2.5
14.12.2001	USD	25,000,000.00	19.5	LIUSD6MD	1
21.12.2001	USD	2,838,024.21	5	LIUSD6MD	1.75
27.02.2002	USD	25,760,000.00	11.8	LIUSD6MD	0.15
28.02.2002	EUR	75,325,614.87	17.6	EIB3MD	3.5
15.03.2002	USD	3,109,197.50	4.7	LIUSD3MD	1.75
15.03.2002	USD	49,090,911.78	12.3	LIUSD3MD	0.35
02.07.2002	USD	8,203,773.70	5.6	LIUSD6MD	1.75
02.07.2002	USD	48,856,521.84	11.1	Fix	5.3
07.08.2002	EUR	1,190,325.82	5	LIEUR6MD	1.75
07.08.2002	EUR	3,715,796.07	7.8	LIEUR6MD	0.25
07.08.2002	USD	3,242,159.06	5	LIUSD6MD	1.75
02.04.2003	EUR	233,869,023.70	12	EURIBOR6MD	2.33
20.02.2004	USD	258,323,405.48	15.9	WBFSLRUSD	0.5
04.03.2004	EUR	245,532,756.87	14.3	EURIBOR6MD	2.4
30.11.2004	EUR	66,253,600.00	11.3	Fix	2.4
15.12.2004	USD	1,845,000.00	5	LIUSD6MD	1.75
15.06.2005	EUR	299,324.30	16.8	EURIBOR6MD	0.75
09.11.2005	USD	16,213.315.36	15.2	LIUSD6MD	0.75

RISK MANAGEMENT
     When the Law on Regulating Public Finance and Debt Management (Law No. 4749) came into effect in April of 2002, regulations regarding debt management came under a unique legal regulation. A debt authority was created by delegating authority to the Minister, who is in charge of the Undersecretariat of Treasury, so as to provide the realizations of operations which would create liabilities in the name of general government. Under Law No. 4749, the operations concerning debt and receivable management will be announced to the public with quarterly Debt Management Reports. Thus, transparency, accountability and efficiency have been increased in debt management, and regulations relating to fiscal and quasi-fiscal operations coming out of the budget have increased fiscal discipline.
     Moreover, the Law No. 4749 implements an active risk management strategy and takes measures to limit the potential effects of contingent liabilities incurred by the state. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables on the basis of risk analysis, a Risk Management unit (one of the most fundamental and important units of the organizations responsible for public debt management) was created. In addition, a Debt Management Committee has been set up within the Undersecretariat of the Treasury to ensure coordination and efficiency in debt management.
     With the help of this institutional infrastructure, the risk management unit has been fully operational from the beginning of 2004 and continues to produce its routine assigned duties such as providing monthly short-term risk monitoring notes to the Debt Management Committee and publishing quarterly debt management reports (in November 2005, the 11th report was published). Furthermore, the Risk Management Unit formulated a debt sustainability model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities of the state and a list of implicit liabilities of the state. Also, the Risk Management Unit is able to produce cash flow reports, duration reports and medium-term borrowing scenarios in order to evaluate financial risks.
     The performance-based borrowing strategy aims to enhance transparency and the effectiveness of public debt management at a minimum cost with a prudent level of risk. This strategic benchmarking was implemented from the beginning of 2004. Major components of this strategy, which are determined in accordance with the aforementioned cost and risk analysis, are as follows:
•	to raise funds mainly in YTL;

•	to use fixed-rate YTL instruments as a major source of domestic borrowing;

•	to increase the average maturity of domestic borrowing taking into account market conditions; and

•	to keep a certain level of cash reserves throughout the year to reduce the liquidity risk associated with cash and debt management.
     Within this framework, the debt management strategy actively emphasizes the basic principles of transparency, accountability and predictability. Continued fiscal discipline, a strong primary surplus in 2005 and the implementation of strategic benchmarks have made an effective debt management structure possible, which in turn has reduced risk premiums.
     Important progress has been achieved in reducing the public debt ratio. After reaching its highest level of 90.5% in 2001, the net public debt stock to national income ratio declined to 55.8% at the end of 2005. Moreover, as a result of borrowing policies aimed to reduce high interest rates and the foreign exchange sensitivity of the debt stock, the share of floating rate and foreign currency denominated debt decreased gradually. To illustrate, the share of floating rate debt stock fell to 50% at the end of 2005, from 55% at the same time in 2002, and the share of foreign currency denominated debt stock fell to 36% from 58% during the same period.